Form 10-K, Exhibit 13
period 1993-12-31
CYPRUS AMAX MINERALS CO
filed 1994-03-29
CIK 769589

Cyprus Amax believes in sound environmental practice as a principle of good business. We spent more than $44 million in 1993 for a broad range of environmental activities. In addition to important environmental compliance programs, we committed substantial resources to creative environmental solutions at several operating and former mining locations.

At Miami we expanded the use of the old tailings embankments for cattle feeding. Begun in 1989, this technique has been successful in aiding soil development and plant growth, while reducing erosion from the steeply-sloped embankments. In Colorado coal mining lands reclaimed by Cyprus are used by disabled hunters under a special permit system. In Indiana and Kentucky more than 50,000 acres of reclaimed coal mining land now serve as high-quality wildlife habitat. The Kanawha Division of Cyprus Amax Coal Company received a 1993 Reclamation Award from the West Virginia Division of Environmental Protection for environmental safeguards implemented as part of construction of surface facilities for a new underground mine. The State of Montana and the U.S. Forest Service gave special recognition in 1993 to Cyprus Climax Metals Company for recontouring and reclamation work at a closed exploration site in the Bitterroot Mountain Range.

In Tennessee Cyprus Foote completed a State-approved remediation plan on a 54 acre former electrolytic manganese plant waste disposal site. And at Port Carteret in New Jersey, Cyprus Amax continued to develop waterfront commercial warehouse space and an environmental remediation program for lands formerly used as a copper smelting site.

Our attention to sound environmental practice is focussed not only on U.S. locations, but also is a paramount concern at each non-U.S. exploration or acquisition property. A detailed environmental audit and assessment, completed to World Bank and other international standards, were an important part of our feasibility package for the Kubaka Project in the Magadan region of Russia. Environmental reviews also were completed for Cerro Verde in Peru and El Abra in Chile as part of the evaluations of these potential acquisitions.


[PHOTO APPEARS HERE]

Sampling water for environmental assessment at the Kubaka project in the Magadan region of Russia.

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

Selected Financial Data

(In millions except as noted and per share data)

                                                      1993     1992     1991     1990     1989     1988     1987    1986
                                                    ------   ------   ------   ------   ------   ------   ------  ------
Consolidated Statement of Operations Data
Revenue                                             $1,763   $1,641   $1,657   $1,866   $1,790   $1,327   $  795  $  811
                                                    ------   ------   ------   ------   ------   ------   ------  ------
Costs and Expenses
    Cost of Sales                                    1,333    1,286    1,323    1,423    1,241      921      628     639
    Selling and Administrative Expenses                 70       76       97       81      103       92       61      67
    Depreciation, Depletion, and Amortization          145      128      119      118       94       64       54      56
    Write-Downs                                         --      411       35       82        4        9       --      --
    Merger and Reorganization Expenses                  33       29       --       --       --       --       --      --
    Exploration Expense                                 25       19       21       14       15       12        9       8
                                                    ------   ------   ------   ------   ------   ------   ------  ------
      Total Costs and Expenses                       1,606    1,949    1,595    1,718    1,457    1,098      752     770
                                                    ------   ------   ------   ------   ------   ------   ------  ------
Income (Loss) From Operations                          157     (308)      62      148      333      229       43      41
Other Income (Expense)
    Interest Income                                      7        3        5        8       13        6        2       4
    Interest Expense                                   (42)     (19)     (22)     (19)     (12)     (15)     (11)    (16)
    Capitalized Interest                                 1        3        5       --       --       --       --      --
    Gain (Loss) on Equity Investments                    8       (8)       4      (13)      (7)      (1)      (1)     --
                                                    ------   ------   ------   ------   ------   ------   ------  ------
 Income (Loss) Before Income Taxes                     131     (329)      54      124      327      219       33      29
    Income Tax (Provision) Benefit                     (31)      83      (11)     (13)     (92)     (49)      (7)     (8)
                                                    ------   ------   ------   ------   ------   ------   ------  ------
Income (Loss) Before Cumulative Effect
  of Accounting Changes/(1)/                           100     (246)      43      111      235      170       26      21
    Cumulative Effect of Accounting Changes/(2)/        --      (88)      --       --      (70)      --       --      --
                                                    ------   ------   ------   ------   ------   ------   ------  ------
Net Income (Loss)                                      100     (334)      43      111      165      170       26      21
    Preferred Stock Dividends                           (2)     (11)     (15)     (15)     (15)      (6)      --      --
                                                    ------   ------   ------   ------   ------   ------   ------  ------
Income (Loss) Applicable to Common Shares           $   98   $ (345)  $   28   $   96   $  150   $  164   $   26  $   21
                                                    ======   ======   ======   ======   ======   ======   ======  ======

On November 15, 1993, AMAX Inc. was merged into Cyprus, and the 1993 results included Amax for the 47-day period following the merger. The merger contributed revenue of $140 million, and the impact on earnings was immaterial. The 1993 results also included $104 million revenue and $75 million after-tax gain from the sale of Cyprus' LTV bankruptcy claims and $25 million after tax for indirect merger expenses. Cyprus sold its interest in the Selwyn and Golden Cross gold mines in the second quarter of 1993 which contributed approximately $30 million to revenue annually and $25 million annually, respectively. The combined earnings contribution was immaterial in 1992, and Selwyn contributed approximately $3 million to earnings annually for the 1988-92 period. In early 1993 Cyprus sold its barite operation, which had immaterial revenue and earnings. In mid-1992 Cyprus sold its talc operations, which contributed approximately $80 million to annual revenue since 1988. Talc earnings were immaterial except for after-tax write-downs of approximately $24 million in 1991 reflecting the pending sale. A copper scrap processing facility that was sold in late 1992 had approximately $65 million in annual revenue and immaterial earnings since its acquisition in 1989. In 1989 Cyprus made several acquisitions, including certain talc operations and Cyprus Northshore iron ore operations, and also disposed of its clay operations. In 1988 Cyprus acquired the Cyprus Miami copper operations and the lithium operations, and disposed of the limestone, barge, and calcium carbonate operations. In 1986 Cyprus acquired its Sierrita copper/molybdenum mine.

(In millions except as noted and per share data)
                                                 1993      1992      1991       1990      1989      1988     1987       1986
                                              -------   -------   -------    -------   -------   -------   -------    -------
Per Share Data
Primary Earnings (Loss) Per Common Share
  Before Cumulative Effect of Accounting
    Changes                                   $  1.85   $ (6.31)  $  0.72    $  2.38   $  5.67   $  4.21   $  0.68    $  0.54
  Cumulative Effect of Accounting Changes          --     (2.15)       --         --     (1.80)       --        --         --
                                              -------   -------   -------    -------   -------   -------   -------    -------
  Net Income (Loss)                           $  1.85   $ (8.46)  $  0.72    $  2.38   $  3.87   $  4.21   $  0.68    $  0.54
                                              =======   =======   =======    =======   =======   =======   =======    =======
Cash Dividends Per Common Share               $  0.80   $  0.85   $  0.80    $  0.80   $  0.73   $  0.20   $    --    $    --
                                              =======   =======   =======    =======   =======   =======   =======    =======
Consolidated Balance Sheet Data
  Cash and Cash Equivalents                   $    96   $   116   $    98    $    39   $    44   $   163   $     8    $    60
  Working Capital                             $    41   $   336   $   299    $   336   $   251   $   343   $   243    $   235
  Total Assets                                $ 5,625   $ 1,709   $ 1,984    $ 1,919   $ 1,841   $ 1,651   $ 1,148    $ 1,106
  Long-Term Debt                              $ 1,278   $   232   $   239    $   246   $   108   $   120   $   115    $   115
  Shareholders' Equity                        $ 2,217   $   923   $ 1,290    $ 1,284   $ 1,294   $ 1,204   $   850    $   817
                                              =======   =======   =======    =======   =======   =======   =======    =======
Other Financial Data
  Book Value Per Common Share                 $ 22.49   $ 21.22   $ 30.23    $ 30.33   $ 28.69   $ 25.62   $ 21.95    $ 21.34
  Long-Term Debt/Total Capitalization            36.6%     20.1%     15.6%      16.1%      7.7%      9.1%     12.0%      12.3%
  Current Ratio                                 1.0:1     2.2:1     2.0:1      2.5:1     2.0:1     2.6:1     3.5:1      3.4:1
  Cash Provided by Operations                 $    74   $   143   $   285    $   199   $   304   $   271   $    62    $    85
                                              =======   =======   =======    =======   =======   =======   =======    =======
Closing Stock Price--Common Stock/(3)/
  High                                        $36 3/8   $32       $25 3/8    $28 1/2   $33       $24       $20        $16 1/2
  Low                                         $21 1/4   $18 1/2   $17 1/2    $13 7/8   $21 3/8   $13 1/8   $ 9 3/8    $ 9 1/2
                                              =======   =======   =======    =======   =======   =======   =======    =======

/(1)/Financial information reflects the after-tax charge for 1993 indirect merger costs of $25 million, an after-tax gain of $75 million in 1993 for the sale of LTV claims, write-downs and other provisions of $315 million in 1992, $32 million in 1991, $63 million in 1990, $3 million in 1989, and $7 million in 1988. In addition, 1992 includes an after-tax charge of $23 million for reorganization expense.
/(2)/In 1992 Cyprus adopted SFAS No. 106, "Employers' Accounting for
     Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Cumulative effect adjustments are presented net of tax. See Note 12 to the Consolidated Financial Statements. Also in 1992 the Company adopted SFAS No. 109, "Accounting for Income Taxes." See Note 10 to the Consolidated Financial Statements. In 1990 Cyprus adopted SFAS No. 96, "Accounting for Income Taxes," retroactive to January 1, 1989. In adopting SFAS No. 96, Cyprus recorded a cumulative $70 million charge for periods prior to January 1, 1989.
/(3)/Stock prices prior to June 1989 have been restated to reflect the stock split.

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

Management's Discussion and Analysis

Management's Discussion and Analysis of
Results of Operations and Financial Condition

Cyprus Amax Merger

On November 15, 1993, AMAX Inc. (Amax) merged with and into Cyprus Minerals Company (Cyprus) to create one of the world's largest mining companies with leading or significant positions in coal, copper, molybdenum, gas, gold, lithium, iron ore, and worldwide exploration prospects. The merged company was renamed Cyprus Amax Minerals Company (Cyprus Amax or the Company) and is headquartered in Englewood, Colorado.

In the merger each share of Common Stock of Amax was converted into one-half share of Common Stock of Cyprus Amax, resulting in the issuance of 44.4 million shares. Each share of Convertible Preferred Stock of Amax was converted into two-thirds share of Convertible Preferred Stock of Cyprus Amax, resulting in the issuance of 4.7 million shares. Immediately prior to the merger, Amax distributed to its common shareholders 21.8 million shares of Amax Gold Inc. (Amax Gold) Common Stock. As a result, Cyprus Amax retained
31.3 million shares of Amax Gold or approximately 40 percent. The business combination was accounted for as a purchase, and accordingly, the Company's consolidated 1993 financial statements included only the results of the merged Amax businesses for the 47-day period following the merger.

Subsequent to the merger, the Company has been moving rapidly to integrate the two organizations. The senior management team is in place and by year end the necessary steps were taken to realize at least half of the expected $120 million per year of savings in general and administrative expenses. Efforts are proceeding to realize the remainder of the savings, investigate additional opportunities to further reduce costs, to determine and implement synergistic benefits of the merger, and to possibly sell certain non-strategic and surplus assets to generate cash to fund strategic opportunities and reduce debt.

Results of Operations for the Three Years
Ended December 31, 1993

Cyprus Amax reported 1993 earnings of $100.2 million, or $1.85 per share compared with a 1992 loss of $333.6 million, or $8.46 per share, and 1991 income of $42.7 million. The 1993 results included $24.9 million of after-tax indirect expenses resulting from the merger with Amax and $75.0 million after-tax income from the sale of Cyprus' LTV bankruptcy claims. Results for 1992 included charges of $426.1 million for write-downs, reorganization expense, and the cumulative effect of accounting changes, net of tax. Results for 1991 included an after-tax write-down of $31.8 million.

Selected Results  (In millions except per share data)
                                          1993       1992        1991
                                        ------    -------      ------
Revenue                                 $1,763    $ 1,641      $1,657
Net Income (Loss)                       $100.2    $(333.6)     $ 42.7
Earnings per Share                      $ 1.85    $ (8.46)     $  .72

The earnings improvement in 1993 compared with 1992 was due principally to the absence of the 1992 write-downs, reorganization charge and accounting changes, the 1993 LTV gain of $75.0 million, partially offset by $.10 per pound lower 1993 average copper realizations and indirect merger costs.

The 1992 charges to earnings included: (1) an after-tax charge of $315.0 million to recognize asset write-downs and other charges, reflecting weakened market conditions in certain regional coal markets and the steel industry; (2) the adoption of new accounting standards for postretirement and postemployment benefits, resulting in an $87.6 million after-tax charge; and (3) reorganization expense provisions totaling $23.5 million after tax primarily for company-wide personnel reductions.

The 1993 revenue of $1,763 million was seven percent higher than 1992 revenue of $1,641 million because of the inclusion of $140 million from the former Amax businesses, $104 million from the sale of the LTV bankruptcy claims, and higher iron ore revenue of $36 million from increased sales. Offsetting this revenue increase was lower copper revenue of $85 million resulting primarily from lower copper prices and sales, lower gold revenue of $51 million due to the sale or closure of Cyprus' gold operations, and the absence of $47 million in revenue from the talc and barite businesses sold in 1992. Revenue in 1992 of $1,641 million was slightly lower than 1991 revenue of $1,657 million because of reduced copper sales and prices, lower molybdenum sales, and a reduction of talc revenue due to the mid-year sale of the talc business, nearly offset by higher coal revenue and increased gold sales. Revenue in 1994 is expected to increase to approximately $2.5 billion as a result of the full-year effect of the merger with Amax, the Cumberland coal acquisition, and additional copper revenue from higher production.

Management's Discussion and Analysis, Cont.

The supplemental data presented herein is provided to further explain the Company's current operating results. Special Items, which include accounting changes, write-downs, the LTV gain, reorganization expense, and indirect merger costs are presented net of tax benefit or provision and are not necessarily infrequent or unusual in the mining industry.

Note: Supplemental Data (In millions)

                                  1993     1992       1991
                               -------  -------    -------
Special Items, Net of Tax--
  Income (Loss)                $  50.1  $(426.1)   $ (31.8)
Net Income Excluding
  Special Items                $  50.1  $  92.5    $  74.5

Excluding the Special Items, 1993 earnings were $50.1 million, compared with earnings in 1992 of $92.5 million. Earnings in 1993 were lower primarily due to average copper realizations, which decreased $.10 per pound from 1992 levels, net of price protection of $.07 per pound. Higher sales and lower costs of produced copper and significantly higher earnings from the iron ore operation partially offset the copper price effect. The 1993 earnings also included $4.0 million after-tax cost, net of partial insurance claims recoveries, resulting from record heavy rains and flooding in early 1993 at Cyprus' Arizona copper operations.

Excluding the effects of Special Items, 1992 earnings were $92.5 million compared with 1991 earnings of $74.5 million. The earnings improvement reflected better results from coal operations and company-wide personnel and cost reductions, offset in part by lower copper prices and sales of produced copper.

Segment Results
Segment operating income is earnings before corporate overhead, interest, equity and other, and income taxes. This discussion should be read in conjunction with the Consolidated Financial Statements on pages 39 to 42, the information on write-downs in Note 4 and industry segments in Note 18 to the Consolidated Financial Statements, and the supplemental information on mineral reserves and selected operating statistics.

Summary Results (In millions)
                                        1993       1992      1991
                                    --------   --------   --------
Segment Operating Income (Loss)
  Coal                              $  142.1   $ (266.5)  $    4.0
  Copper                                55.0       37.8      127.3
  Other                                 20.2      (29.3)     (33.4)
                                    --------   --------   --------
Total Segment Operating
  Income (Loss)                     $  217.3   $ (258.0)  $   97.9
                                    ========   ========   ========

Note: Supplemental Data  (In millions)

                                 1993      1992      1991
                              -------   -------   -------
Segment Earnings Excluding
 Special Items
  Coal                        $  40.6   $  41.4   $  14.3
  Copper                         55.0     116.0     127.3
  Other                          20.2      12.2       2.4
                              -------   -------   -------
Total Segment Earnings        $ 115.8   $ 169.6   $ 144.0
                              =======   =======   =======

Coal segment operating income of $142.1 million in 1993 was $408.6 million higher than in 1992 because of the 1992 write-downs and the 1993 pretax LTV gain of $104.4 million. Excluding the Special Items, Coal earnings were nearly the same as higher sales and lower unit costs from higher production were offset by lower average realizations resulting primarily from a higher percentage of lower-priced spot market sales. Copper segment operating income of $55.0 million was $17.2 million higher than 1992 reflecting the absence of the 1992 write-downs and reorganization expense of $78.2 million. Excluding the Special Items, Copper earnings declined $61.0 million primarily because of $.10 per pound lower average copper realizations net of price protection, partially offset by higher produced copper sales and slightly lower cost of sales. The Other segment (lithium, gas, iron ore, gold, and exploration) reported operating income of $20.2 million, $49.5 million higher than 1992 primarily due to the absence of the 1992 write-downs and because of higher iron ore earnings resulting from higher production and sales.

Before the merger, about half of Cyprus' revenue was derived from the Copper segment, while about one-third was from Coal. Cyprus Amax expects its revenue to be about 50 percent from Coal and 40 percent from Copper, with the balance from Other businesses. Management expects this coal diversification to reduce its vulnerability to fluctuations in the price of copper through increased revenue from less volatile coal prices, much of which is shipped under long-term contracts. Because a principal portion of the purchase price was allocated to the Amax coal operations, net additional pretax depreciation and amortization expense of approximately $.75 per ton of total coal sales annually will impact future combined Coal operating income. The potential dilutive impact on Cyprus Amax earnings per share will be offset to some degree by the significant synergies, cost savings, and other benefits. Through actions taken as of December 31, 1993, annual savings of $60 million in general and administrative expenses have been achieved and plans to achieve an additional $60 million are in the process of being implemented.

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

Coal
Selected Coal Data (In millions)
                                                 1993         1992        1991
                                               ------      -------      ------
Coal Production, Tons
  --Consolidated Mines                           26.9         18.7        16.8
  --Oakbridge (40% Share)                         2.3           --          --
                                               ======      =======      ======

Coal Sales, Tons
  --Eastern Mines                                13.1          9.9         8.5
  --Western Mines                                14.6          8.9         8.8
                                               ------      -------      ------
    Total Sales                                  27.7         18.8        17.3
                                               ======      =======      ======

  --Oakbridge (40% Share)                         2.9           --          --

Revenue                                        $  697      $   463      $  443

Segment Operating
  Income (Loss)                                $142.1      $(266.5)     $  4.0

Average Sales Price, $/Ton                     $20.80      $ 23.88      $24.63

Unit Cost, $/Ton                               $18.92      $ 21.32      $22.85

Coal reported segment operating income of $142.1 million for the year compared with an operating loss of $266.5 million in 1992. The 1993 results included a pretax gain of $104.4 million on the sale of Cyprus' LTV bankruptcy claims and merger costs of $2.9 million. The 1992 full-year earnings included write-downs of $304.3 million which reflected an outlook for continued weakness in certain regional coal markets and the steel industry, primarily for the Kentucky operations, the Empire mine in Colorado, and the LTV bankruptcy claims.

Note: Supplemental Data (In millions)
                                                 1993         1992        1991
                                               ------      -------      ------
Special Items--Earnings (Loss)                 $101.5      $(307.9)     $(10.3)
Segment Earnings Excluding
 Special Items                                 $ 40.6      $  41.4      $ 14.3

Excluding the Special Items, Coal earnings were $40.6 million in 1993 and $41.4 million in 1992. Earnings from Cyprus' operations, excluding the Special Items, were less than 1992 due to lower average realizations in the West partially offset by higher production which lowered unit costs and the contribution from Amax operations. Lower realizations were due primarily to a higher percentage of lower priced spot market sales. In the East, lower earnings due to poor ground conditions earlier in the year in Pennsylvania and a supply disruption due to the effects of Midwest flooding were partially offset by lower unit costs.

Cyprus Amax Coal has been reorganized into seven business units: in the East, the business units are Pennsylvania, Kentucky, West Virginia, and the Midwest; the business units in the West are Colorado, Wyoming, and Utah.

Coal production in 1993, including 6.4 million tons of production from Amax operations, was 26.9 million tons, 8.2 million tons higher than in 1992. In addition the 40 percent share of production from Oakbridge in Australia was
2.3 million tons. Productivity improved four percent for the combined Cyprus and Amax operations in 1993.

In December 1993 the Ayrshire mine in Indiana was idled after depletion of economically minable surface reserves in the current pit and expiration of coal supply contracts. This mine provided significant earnings to Amax's coal business prior to the merger. Final reclamation of the pit has commenced while future mining, both surface and underground, is being evaluated.

Excluding production from Amax, production and sales volumes increased about 10 percent primarily due to the second quarter 1993 acquisition of U.S. Steel Mining Co., Inc.'s Cumberland mine in Pennsylvania and improved eastern coal markets. The strong markets resulted from selective strikes at other companies and the supply disruptions caused by flooding in the Midwest. Cyprus Amax Coal operations were not materially affected by the prolonged work stoppages resulting from contract negotiations between the Bituminous Coal Operators Association (BCOA) and the United Mineworkers of America (UMWA). The Company signed a five-year contract with the UMWA at the end of 1993 on the same basic terms and conditions as with member companies of the BCOA.

During 1994 low inventories and the extreme cold weather in the Midwest and East are expected temporarily to keep demand strong and restrict supply movement, softening the effect of the end of the UMWA strikes. However, in the East the severe weather in early 1994 curtailed Cyprus Amax operations in West Virginia, Pennsylvania, and Kentucky, resulting in the loss of approximately one week of production. The early 1994 weather conditions affected virtually all coal producers in the eastern U.S. In the West, some shipments were affected by rail car shortages resulting from heavy eastern snowfalls.

Almost all of Cyprus Amax coal is sold to electric utilities. In 1994 with a full-year contribution from the Amax properties, production is expected to increase to about 80 million tons including Cyprus Amax's share of Oakbridge produc-

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
Management's Discussion and Analysis, Cont.

tion. About 75 percent of domestic coal production is expected to be sold during 1994 under contracts of one year or more duration.

In the fourth quarter, Cyprus Amax agreed to terms for multi-year contracts with two utilities to supply eight million tons of coal from its western operations, and Emerald signed a 500,000 ton per year sales contract with AEP, a major utility, starting in October 1994. Cyprus Amax also reached agreement with two other utilities in December 1993 to buy out multi-year contracts at its Wyoming surface operations. One of the utilities will continue purchasing similar quantities of coal under a new contract, but at a significantly reduced price. The other utility had been making deficiency payments in lieu of taking coal under its contract. The significant impact of the buy-outs on future earnings is expected to be partly mitigated by the continued investment in more productive mining equipment and higher sales.

During the second quarter of 1993, Cyprus successfully completed the acquisition of McIlwraith McEacharn Ltd. of Sydney, Australia, which owns 40 percent of Oakbridge Limited, an Australian coal company currently producing 12 million tons of coal annually. At Oakbridge plans are underway to expand production to more than 15 million tons to supply growing markets and reduce the need for purchased coal. In addition, Cyprus purchased U.S. Steel Mining Co., Inc.'s Cumberland mine in Pennsylvania. By combining Cumberland's existing facilities with Cyprus' adjacent undeveloped coal reserves near its Emerald mine, Cyprus Amax expects to continue operations for more than 20 years at current annual production levels of about 4 million tons.

As a result of the merger with Amax and acquisition of the 40 percent interest in Oakbridge, coal reserves have increased 2.2 billion tons to 2.8 billion tons. Reserves are comprised of approximately 64 percent compliance coal, 16 percent low sulfur coal, and the remainder high sulfur coal. This large reserve base of compliance and low sulfur coal in addition to diverse geographical locations provides Cyprus Amax with the resources and market access to be a long-term competitive coal company.

The segment loss of $266.5 million in 1992 was $270.5 million less than 1991 income of $4.0 million. Excluding the Special Items, 1992 earnings were $27.1 million higher mostly due to higher production and sales which contributed to lower unit costs partially offset by lower average realizations.


Copper
Selected Copper Data (In millions)
                                    1993        1992        1991
                               ---------   ---------   ---------
Total Copper Production, Lbs.        632         662         644
Total Copper Sales, Lbs.             752         765         737
  Produced Copper Sales, Lbs.        647         608         642

Revenue                        $     832   $     887   $     912

Segment Operating Income       $    55.0   $    37.8   $   127.3

Average Copper Sales
  Realization, $/Lb.           $     .94   $    1.04   $    1.06
Cash Cost, $/Lb.               $     .72   $     .73   $     .74
Full Mine Cost, $/Lb.          $     .77   $     .78   $     .80

The Copper segment, which includes the copper and molybdenum operations of the merged companies, now named Cyprus Climax Metals Company (Cyprus Climax), reported operating income of $55.0 million in 1993, $17.2 million higher than 1992 earnings of $37.8 million. The increase was attributed to $78.2 million in write-downs and reorganization expense in 1992, higher sales of produced copper of 39 million pounds, and slightly lower cost of sales. This increase was partially offset by lower average copper realizations of $.10 per pound, net of price protection of $.07 per pound, and $5.6 million pretax expense of the record Arizona rainfall in early 1993, net of insurance recoveries to date. Increased produced copper sales totaling 647 million pounds in 1993 resulted from higher production at the Miami smelter and higher concentrate sales.

Note: Supplemental Data (In millions)
                                                1993        1992       1991
                                            ---------   --------   --------

Special Items--Earnings (Loss)              $      --   $  (78.2)  $     --
Segment Earnings Excluding
  Special Items                             $    55.0   $  116.0   $  127.3


Excluding the 1992 Special Items, 1993 earnings were $61.0 million lower primarily because of the lower copper realizations, offset by higher sales and slightly lower costs. The 1992 Special Items included $66.5 million for write-downs primarily for the Thompson Creek molybdenum operation in Idaho and $11.7 million for reorganization charges.

Excluding these Special Items, earnings in 1992 were $11.3 million lower than in 1991 because of slightly lower copper and molybdenum realizations and lower produced copper sales.

Copper realizations in 1993 averaged $.94 per pound for the year, which was $.09 per pound higher than the Comex average price of $.85 per pound because of management's

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES implementation of a price protection program. Copper put options ensured a minimum average realization of $.94 per pound, on a London Metal Exchange (LME) basis, on 624 million pounds of sales and contributed $48 million to 1993 revenue. Cyprus Amax has entered into similar monthly price protection arrangements which will ensure a minimum average realization of $.92 per pound (LME basis) on 150 million pounds of expected first quarter 1994 produced copper sales, a minimum of $.78 per pound on 150 million pounds of second quarter sales, and a minimum of $.81 per pound on 65 million pounds of third quarter sales.

Average Comex prices for 1993 were $.18 per pound lower than 1992 average prices but began to strengthen at year end. Combined LME/Comex year-end copper inventories increased by 52 percent compared with 1992 year-end levels. Western world refined copper production was essentially unchanged at 9.9 million tons in 1993, and copper consumption declined less than one percent to 10.0 million tons. Strong U.S. and developing country consumption was not enough to offset a sharp decline in Europe, continued weakness in Japan, and reduced copper imports in China. In addition, refined exports from the Eastern Bloc exceeded imports by over 200,000 tons, contributing to a net increase in refined inventories. Demand in the U.S. was up about nine percent and continues to be strong, currently providing support for firming prices as Comex inventories have been steadily declining since mid-1993. If a worldwide economic recovery begins as it already has in the U.S., increasing demand for copper could lend support to continued higher prices in 1994.

Changing worldwide supply and demand and related market perceptions can have a significant impact on copper prices and, as a consequence, Copper segment earnings can be expected to fluctuate, excluding the effect of price protection programs. Each $.10 per pound change in Cyprus Climax's average annual copper realization or production cost results in a change in pretax income of approximately $70 million at expected production and sales levels. Put options in place for 1994 would partially offset the exposure to significant price decreases.

Copper production totaled 632 million pounds for the year compared with 662 million pounds in 1992. Total production at Sierrita/Twin Buttes was 264 million pounds, or eight percent lower than 1992 primarily because of the exhaustion of leach ore reserves early in 1993. Production at Miami was 113 million pounds or 13 million pounds lower than 1992 due to the effects of the early 1993 heavy rains, but was essentially offset by an increase at Bagdad, where production totaled 231 million pounds, due to higher ore grade and higher SX-EW production. Although the average grade at Bagdad was one-third higher than in 1992, total production was restrained by decreased mill recovery associated with an unrecoverable portion of the sulfide ore and as a result of the tie-in of certain equipment installed during the mill expansion. In addition, there were 13 million pounds less by-product copper from an Australian gold operation, which was sold in the second quarter.

Cash production costs were $.72 per pound compared with $.73 per pound in 1992. Mine site costs were $.04 per pound lower, but were offset partially by higher smelting costs, principally during the first two quarters of 1993. The Arizona mines now are realizing significant efficiencies resulting from the completed mine fleet modernization, including thirty-four 240-ton trucks, four 53-cubic yard shovels, and computerized mine dispatch systems. The full-year impact of the fleet modernization will be realized in 1994. Other capital improvements and a 25 percent reduction in the workforce at Sierrita also contributed to lower mine costs. Full costs, including smelting, depreciation, and freight to customers, but excluding the 1993 rain related expense and the 1992 reorganization costs, were $.77 per pound compared with $.78 per pound in 1992.

Total copper sales of 752 million pounds were 13 million pounds lower than the 765 million pounds sold in 1992. Purchases to meet the timing of sales commitments of 98 million pounds were slightly lower than in 1992. Produced copper sales of 647 million pounds were six percent higher as copper inventories decreased 21 million pounds. Inventories at year end were about 25 million pounds above normal levels, but are expected to continue to decline as Miami smelter throughput improves.

In 1994 Cyprus Climax expects total copper production to increase to about 745 million pounds including about 45 million pounds from the Cerro Verde operation in Peru. At Bagdad a 13 percent expansion of the sulfide copper concentrator to 85,000 tons of ore per day and a 25 percent expansion of the SX-EW operation to 30 million pounds of copper were completed in late 1993, although this will be offset by an expected 30 percent lower ore grade. A 10 percent expansion of the concentrator at Sierrita to 110,000 tons of ore per day is complete.

Equipment has been ordered for expansion of the Miami SX-EW operation by about 30 percent to 160 million pounds per year by 1997. The Tohono O'Odham Nation agreed to permit Cyprus Climax to proceed, pending further evaluations, with potential development of a 600 million ton copper resource at Casa Grande. About 30 million pounds of SX-EW production is planned for Casa Grande in 1994 from a test leach pad.

At Miami construction continues toward a planned fourth quarter 1994 start-up of a new electrorefinery. Once completed, this project is expected to make Cyprus Climax self-sufficient in refining and to lower cash costs about $.03 per pound on refined production and $.02 per pound on total production. The newly-expanded Miami smelter ran at a much higher throughput rate since improvements at mid-year. The plant generally operated at about 90 percent of capacity for the last two quarters of 1993, except for several brief periods to permit additional modifications. The roasters at Casa Grande were shut down during the fourth quarter of 1993, and concentrates are being processed at the lower-cost Miami facility.

In October 1993 Cyprus was notified by Corporacion Nacional del Cobre de Chile (Codelco) that Cyprus and its partner, Lac Minerals Ltd. (Lac), were the successful bidders for a 51 percent interest in the El Abra copper property in Chile. The bid contemplates development of a mine producing approximately 500 million pounds annually of refined copper cathodes beginning in the first half of 1997, with 20 years of oxide ore production, and requiring an investment of about $1 billion plus a payment to Codelco at closing of $404 million. On February 8, 1994, Cyprus, Lac, and Codelco jointly announced that the closing had been postponed pending resolution of certain technical matters. The technical work remaining is to resolve variances between the recent check assays performed by Cyprus and Lac and the original assays made in the mid-1970s. Additional work to resolve issues raised by the variances is under way.

In November 1993 Cyprus Amax was also the successful bidder for Sociedad Minera Cerro Verde, S.A. (Cerro Verde), a producing copper mine located in southern Peru. Cerro Verde is a large copper resource with about 200 million tons of leachable ore reserves at 0.8 percent copper. Cyprus Amax's bid included an initial cash payment of $37 million and a commitment to further develop the large millable reserve, currently estimated to be in excess of 440 million tons. The leaching operation at Cerro Verde would generate approximately 100 million pounds of annual production for over 20 years with initial cash costs of approximately $.50 per pound. Upgrading the existing SX-EW operations will require about $110 million in capital over the next several years. The longer term development of a modern milling facility is subject to completion of a favorable feasibility study. Cyprus Amax's future investment at Cerro Verde would be conditional, based upon the feasibility study, stable copper prices, a stable political environment, and other conditions. Cyprus Amax's interest in the property could be up to 91.5 percent. Closing on the final agreement for Cerro Verde is expected in the first quarter of 1994.

Molybdenum production in 1993 was 28 million pounds or 30 percent lower than the 40 million pounds in 1992. The decline was due to the suspension of operations at Thompson Creek in late 1992, partially offset by slightly higher by-product production from Sierrita and Bagdad, and by primary production from the Henderson mine in Colorado for the 47-day period following the merger. The Thompson Creek mine was sold in the fourth quarter. Cyprus Climax production for 1994 is expected to increase primarily because of the inclusion of a full year of Henderson production. Average molybdenum realizations were essentially unchanged in 1993 from 1992 levels. After Metals Week dealer oxide prices reached 20-year lows in December 1992, prices began to increase very gradually in 1993 on the basis of increased demand and reduced inventories.


Other

Selected Results (In millions)
                                      1993        1992       1991
                                    ------      ------     ------
Segment Operating Income
   (Loss)                           $ 20.2      $(29.3)    $(33.4)
                                    ======      ======     ======
Lithium                             $ 22.1      $ 22.8     $ 19.8
Gas                                    3.0          --         --
Iron Ore                              12.7       (35.9)      (8.3)
Businesses Sold/Non-Operating
  (Gold, Talc, Barite, Other)          7.1         2.9      (24.1)
Exploration                          (24.7)      (19.1)     (20.8)
                                    ------      ------     ------
    Total                           $ 20.2      $(29.3)    $(33.4)
                                    ======      ======     ======

Other, which includes Lithium, Gas, Iron Ore, Gold, and Exploration, had combined earnings for the year of $20.2 million compared with a loss of $29.3 million in 1992. Lithium earnings in 1993 declined modestly to $22.1 million, or $.7 million lower than in 1992. Lithium carbonate sales were down due to the weak economies in the

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

U.S., Far East, and Europe, which contributed to soft markets in aluminum, ceramics, and glass. Markets for downstream value-added products experienced increases. Gas earnings were $3.0 million for the 47-day period following the merger. In the first quarter of 1994, Cyprus Amax reached an agreement with Union Pacific Resources Company to sell the gas assets for approximately $819 million. Iron Ore earnings of $12.7 million improved from a $35.9 million loss in 1992, which included a $31.0 million write-down because of continued weakness in the steel industry. In 1993 U.S. iron ore consumption improved about two percent while supply tightened due to a 21 percent decline in inventories partially due to a competitor's shut down. Prices are not expected to increase in 1994 because of continued pressure from low-cost imports. Other earnings in 1993 also were lower as Cyprus sold its South Pacific gold operations early in 1993 and closed its Copperstone gold operation in Arizona, which had exhausted its economic reserves. Partially offsetting was the absence of the 1992 charges of $10.5 million for the sale of the Talc and Barite businesses, litigation provisions, and reorganization expense. Higher Exploration expenditures, which totaled $24.7 million, reflected work on advanced projects in Australia, Chile, Panama, and Russia.


Note: Supplemental Data (In millions)
                                    1993     1992     1991
                                  ------   ------   ------
Special Items--Earnings (Loss)    $   --   $(41.5)  $(35.8)
Segment Earnings
  Excluding Special Items         $ 20.2   $ 12.2   $  2.4
                                  ======   ======   ======
Lithium                           $ 22.1   $ 23.2   $ 19.8
Gas                                  3.0       --       --
Iron Ore                            12.7     (4.9)    (8.3)
Businesses Sold/Non-Operating
  (Gold, Talc, Barite, Other)        7.1     13.0     11.7
Exploration                        (24.7)   (19.1)   (20.8)
                                  ------   ------   ------
  Total                           $ 20.2   $ 12.2   $  2.4
                                  ======   ======   ======

Excluding the 1992 Special Items for the 1992 write-down and charges, Other earnings were $8.0 million greater than 1992 earnings of $12.2 million due to Iron Ore, which operated at a much higher production rate resulting in lower unit costs, reflecting higher sales volumes. Because of firm sales commitments through 1996, a two-furnace operation will continue to allow production near 1993 levels.

Segment loss of $29.3 million in 1992 decreased $4.1 million compared with 1991 primarily due to improved results at Lithium and Iron Ore. Excluding the write-downs, Other earnings were $9.8 million greater than 1991 mostly due to higher earnings from Lithium, a smaller loss from Iron Ore and lower Exploration expenditures.

Corporate and Other

Corporate expense of $59.9 million in 1993 included $30.3 million of indirect merger costs, while 1992 expense of $49.5 million included $13.6 million of reorganization expense. Excluding these items, 1993 expense was $29.6 million or $6.3 million lower than the 1992 expense of $35.9 million. Expenses related to stock appreciation rights in 1993 were lower than similar expenses in 1992 accounting for most of the difference. Employee related expenses were also lower in 1993, despite inflationary increases in wages and benefits, reflecting the 1992 reductions in headquarters personnel and the continued effort to eliminate unnecessary work. Corporate expenses in 1992 and 1991 were essentially the same at about $36.0 million, as lower employee expenses in 1992 were offset by higher stock appreciation expenses.

Net interest expense of $34.4 million increased $21.1 million compared with 1992 principally because of Amax debt assumed in the merger, the issuance in February of $150 million 8 3/8 percent Debentures due 2023 and in October of $250 million 6 5/8 percent Notes due 2005, as well as lower capitalized interest due to the 1992 completion of the Miami smelter expansion project.
Net interest expense in 1991 included higher capitalized interest for the full-year effect of the Miami smelter project and the Golden Cross mine construction.

Equity Income in 1993 included equity earnings of $3.5 million for Oakbridge, the Australian coal investment, which resulted primarily from unrealized gains on foreign currency hedging, partially offset by an equity loss for Amax Gold for the period following the merger. The 1992 loss included a $4.0 million equity loss on a Mexican zinc investment and a provision for certain litigation and write-down of surplus properties totaling $3.1 million. The 1991 results included a gain on the sale of a silver property in Mexico.

While general inflation rates have remained steady at about three percent over the past three years, inflation has continued to impact costs. Higher costs for compensation, benefits, and environmental compliance, coupled with inflation of certain supply and service costs, particularly electric power, continue to increase mine operating costs. Prices received for Cyprus Amax's products generally have not paralleled these cost increases. During 1993 the Company continued specific programs to increase productivity, reduce material and supply costs, and employ capital to more than offset these increases.

Environmental

An important aspect of Cyprus Amax's continuing commitment to sound environmental practice is the incorporation of reclamation and environmental compliance as ongoing and integral parts of day-to-day business activities. During 1993 Cyprus Amax spent about $44 million in operating costs and capital expenditures for reclamation, remediation, and environmental compliance compared with 1992 environmental expenditures of about $50 million. Cyprus Amax's environmental expenditures in 1994 are expected to be about $100 million, with the increase largely attributed to costs associated with environmental remediation at former Amax locations and to upgrade facilities to maintain compliance with Arizona's Aquifer Protection Program.

At December 31, 1993, Cyprus Amax had long-term accruals of approximately $358 million for future mine closure, reclamation, and environmental remediation liabilities compared to $73 million at year-end 1992 for Cyprus. The significant increase is due primarily to the liabilities assumed in the merger. The valuation of Amax environmental liabilities was conformed to Cyprus' policy and was based on Cyprus Amax's operating plans, new information, and interpretations of new or existing federal and state laws and regulations. Reclamation is an ongoing activity and a cost associated with the Company's mining operations. Cyprus Amax accrues for closure and final reclamation liabilities on a life-of-mine basis. Significant components of the year-end 1993 accrual include $254 million for future reclamation of mining properties, $90 million for environmental remediation at Superfund and other sites, and $14 million for closure of discontinued or previously sold operations.

The reserve for future reclamation of mining properties includes about $120 million for coal mines and over $130 million for copper and other mines. A significant element of the copper reclamation reserve is $89 million for the Climax mine. Based on new Colorado state laws and new federal stormwater requirements, this reserve represents Cyprus Amax's best estimate of reasonable costs for reclamation, tailings drainage, water diversion and treatment, and general administrative holding costs over the next 10 years. Considerable cash offsets against this liability could be realized through the sale of water rights and other assets at the property; however, these potential revenues have not been considered in the accrual. Cyprus Amax's reclamation and environmental cost policy and environmental law changes in Colorado also impacted other reserve estimates for the Henderson mine and the Mt. Emmons project. Cyprus Amax or its subsidiaries have been advised by the Environmental Protection Agency
(EPA) and several State environmental agencies that it may be liable under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws and regulations (CERCLA or Superfund), for costs of correcting environmental hazards at a number of sites which have been or are being investigated by the EPA or State agencies to establish whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions. Additional discussion of Cyprus Amax's recognition of Superfund liability totaling $90 million is presented in Note 14: Contingencies (pages 56 and 57) of this report.

Cyprus Amax has a reserve of $16 million for environmental remediation at the Cannelton, Sault Ste. Marie, Michigan National Priority List (NPL) site. Cost estimates for environmental remediation at this former tannery site acquired during Amax's acquisition of Cannelton coal operations range from $7 to $30 million. The amount accrued is based upon Cyprus Amax's best estimate of costs considering EPA's Record of Decision and transaction costs. Cyprus Amax is the only known potentially responsible party (PRP) at this site.

Cyprus Amax has received EPA notices and requests for information under Superfund pertaining to its activities associated with hazardous materials contamination of soils in the City of Bartlesville, Oklahoma. An independent Amax subsidiary built and operated a zinc smelter near Bartlesville in the early 1900s. EPA has initiated a removal action and is expected to issue a unilateral order in early 1994 requiring Cyprus Amax to participate in this removal action, as well as to participate in funding a remedial investigation and feasibility study. Cyprus Amax has estimated the range of its liability at $8 to $20 million and had reserved $8 million at December 31, 1993. Cyprus Amax is one of two known major PRPs at this site and is participating in a PRP group, including the City of Bartlesville, in an effort to minimize its immediate costs to comply with EPA orders. Cyprus Amax believes it has legal defenses to EPA's assertions of liability, that other PRPs may have liability, including the U.S. Government, and that insurance recoveries may be available.

Cyprus Foote Mineral Company's closed Frazer, Pennsylvania, facility is listed as a CERCLA Superfund site on the NPL as a consequence of groundwater contamination identified at the location. Production operations at Frazer

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES ceased in 1991, and significant surface facility remediation has been completed. In addition, extensive environmental investigations of the site have been completed over the past six years. Further investigations are awaiting coordination with the EPA, and until such investigations are completed and a remediation plan agreed to, the cost of such effort is not estimable. However, the range of cost for remedial action is from $4 to $20 million. Based on Cyprus Foote's evaluation of current information, an accrual of $7 million for environmental remediation and building demolition existed at year-end 1993.

Cyprus Amax and other companies, in conjunction with the Arizona Department of Environmental Quality's Water Quality Assurance Revolving Fund program, continued remediation and assessment of groundwater quality at Pinal Creek near Miami, Arizona, throughout 1993. The ongoing program, initiated in 1989, has resulted in continued improvement of subsurface water quality in the area. Cyprus Amax's current expenditures for its portion of the remediation effort at Pinal Creek are approximately $2 million per year and are expected to continue at this level at least until 1996 when the assessment phase is expected to be completed. While the adequacy of current remedial efforts and the allocation of expenditures among responsible parties will not be known until the assessment phase is completed, the 1993 completion of risk assessment studies allowed further definition of probable costs for continued study and treatment. Total study and treatment for the next five years are estimated at $15 million, and a $10 million reserve existed as of December 31, 1993, as Cyprus Amax's share under an existing cost-sharing arrangement. The potential for contribution from additional parties for past, present, and future expenditures has not yet been determined. The groundwater problems predate Cyprus' 1988 acquisition of the Miami operations.

Cyprus Amax is continuing to conduct environmental remediation at Carteret, New Jersey, site of former copper smelting and metals refining operations under provisions of an Administrative Consent Order (ACO) Amax first signed with the State of New Jersey in 1988. A total reserve of $22 million existed at December 31, 1993, as a reasonable estimate of future environmental remediation pursuant to the remedial action plan contemplated in the ACO. A cost range of $12 to $30 million is generally estimated for this site. Site re-development to warehouses and possible future asset sales are expected to significantly offset these costs; however, offsets have not been recognized in establishing the reserve for the site.

Liquidity and Capital Resources

During 1993 $360 million was generated from operating activities and the sale of gold assets and the LTV claims, which was sufficient to finance a major portion of the cash requirements of $446 million for dividends, two coal acquisitions, and a significant capital expenditure program to increase productivity and reduce costs. Bank borrowings provided funds for the remainder of these major requirements and provided cash to pay expenses associated with the merger with Amax, repay Amax borrowings on a revolving credit facility, and redeem a Cyprus long-term debenture to reduce interest expense. Except for certain merger expenses, the business combination of Cyprus and Amax was a non-cash transaction accomplished through the issuance of stock and assumption of debt. As a result of the merger, the balance sheet components changed significantly in 1993 from 1992.

Cash and cash equivalents decreased modestly from $116 million at December 31, 1992, to $96 million at December 31, 1993. Long-term debt as a percent of total capitalization was 36.6 percent, and the ratio of current assets to current liabilities was 1.0 to 1.0. Cash generated by operations decreased to $74 million during 1993.

Non-cash working capital declined to a negative $56 million during 1993 from $220 million the previous year. Inventories increased by $155 million as additional inventories of $210 million resulting from the merger were partially offset by reduced copper and molybdenum inventories of over $40 million and lower Cyprus material and supply inventories of $14 million, as the result of an inventory reduction program. Receivables increased by $207 million primarily as a result of the merger and $30 million from copper put options.

As a result of the merger, long-term debt, coal production payments, and capital lease obligations were assumed totaling about $1.2 billion. Long-term obligations for deferred employee and retiree benefits, principally pensions and retiree medical and deferred closure reclamation, and environmental costs increased $645 million because of the merger.

Capital expenditures of $277 million during 1993 were primarily for expansion and cost reduction investments. Total capital for Copper was about $190 million, including expenditures of $65 million to complete the copper fleet modernization, projects to expand Bagdad and Sierrita mill and SX-EW production and initial spending on the

SX-EW production increase at Miami totaled approximately $45 million, and initial spending of $20 million on a refinery at Miami to significantly reduce copper refining costs. Coal capital expenditures of $65 million included a new truck and shovel fleet in Kentucky and other cost reduction projects. Major capital projects in 1993 for Lithium included completion of a butyllithium plant expansion in Tennessee and a by-product potash plant expansion at the Chilean lithium brine facility.

Projected capital spending in 1994 is expected to be approximately $400 million, with Copper capital expenditures estimated at $240 million. Major expenditures include about $60 million for completion of the refinery at Miami and about $25 million for SX-EW expansion projects at Sierrita, Bagdad, Casa Grande, and Miami. In addition, approximately $60 million, excluding the acquisition cost, would be required for Cerro Verde, including expanding SX-EW production and upgrading mine equipment. Cyprus Amax's future investment including the $60 million is $375 million which is conditional based upon a favorable feasibility study to develop a modern milling facility, stable copper prices, a stable political environment, and other conditions. Coal expects to spend approximately $140 million in 1994, including about $25 million at the newly acquired Cumberland mine primarily for a new longwall, about $35 million in the Midwest primarily for continuous haulage systems and other equipment to improve productivity, and $20 million at the Wyoming surface mines largely for 240-ton haul trucks. In addition, potential equity investments of about $285 million may be required in 1994 including $235 million for the El Abra project for the payment to Codelco for Cyprus Amax's initial interest and commencement of development, about $25 million for the Kubaka gold project in Russia, and approximately $25 million for Oakbridge.

Potential settlement of a royalty dispute with the Minerals Management Service could require approximately $60 million, net of customer receivables, in the first half of 1994.

Proceeds from the 1993 sale of assets generated cash of $181 million which was primarily from the buy out of two multi-year coal contracts, the sale of Canadian oil and gas properties, and the sale of Cyprus' gold operations in New Zealand and Australia. The sale of Cyprus' LTV bankruptcy claims generated additional cash of $104 million. Acquisition of the Cumberland coal mine in Pennsylvania and the tender offer for all of the stock of McIlwraith McEacharn Ltd. of Sydney, Australia, required cash of $138 million.

In February 1993 Cyprus issued $150 million of 8 3/8 percent Debentures due February 1, 2023, and redeemable after February 1, 2003. Cyprus also issued in October 1993 $250 million of 6 5/8 percent Notes due October 15, 2005, which are not redeemable prior to maturity. Both the Debentures and Notes were issued under the Shelf Registration of January 1993. Cyprus Amax redeemed all of its 8 1/2 percent Sinking Fund Debentures due April 15, 2001 totaling $52 million. Cyprus Amax has $150 million 14 1/2 percent Notes due in December 1994 and expects to fund this obligation through the sale of non-strategic assets or the issuance of new lower cost debt or borrowings against the revolving credit facility. These issues and redemptions are part of a program to reduce interest expense by about $20 million annually, restructure debt maturities so there will be no significant repayments until after the year 2000, and improve overall financial flexibility.

In December 1993 Cyprus Amax announced the signing of a new $1 billion credit facility with a group of 36 banks to be used for general corporate purposes, including the attainment of Cyprus Amax's growth plans over the next several years. The facility replaces Cyprus' $400 million facility and certain Amax facilities. The term of the Revolving Credit Agreement is four years, and interest rates are determined by a competitive bid process or at a fixed margin over various indices. As of December 31, 1993, Cyprus Amax had no loans outstanding under this agreement but drew down $248 million in January to provide funds for Cyprus Amax's share of the expected El Abra closing payment to Codelco and to provide funds for the anticipated Cerro Verde acquisition. At March 1, 1994, $200 million remained outstanding.

During 1994 Cyprus expects to be able to provide sufficient funds for general corporate purposes, including capital expenditures, acquisitions, and financial restructuring through internally generated funds and existing or new borrowings. On March 1, 1994, Cyprus Amax reached an agreement with Union Pacific Resources Company, a subsidiary of Union Pacific Corporation, to sell all of its stock of Amax Oil & Gas Inc., for approximately $819 million. The sale, which has an effective date of September 30, 1993, is expected to close by March 31, 1994, and will result in after-tax net proceeds to Cyprus Amax of at least $650 million. These funds will help to provide capital needed to continue Cyprus Amax's cost improvement and expansion programs in coal, copper, and gold.

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

Report of Management

The management of Cyprus Amax Minerals Company is responsible for the integrity and objectivity of the financial statements and other financial information contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles and include estimates that are based on management's best judgment.

Cyprus Amax maintains an internal control system which includes formal policies and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. Cyprus Amax's internal audit function, managed by Price Waterhouse, audits compliance with the internal control system and issues reports to Cyprus Amax's management and the Audit Committee of the Board of Directors.

Cyprus Amax's financial statements have been audited by Price Waterhouse, whose appointment is ratified yearly by the shareholders at the annual shareholders' meeting. Price Waterhouse conducted their audit in accordance with generally accepted auditing standards. These standards include an evaluation of the internal accounting controls in establishing the scope of audit testing necessary to allow them to render an independent professional opinion on the fairness of Cyprus Amax's financial statements.

The Audit Committee of the Board of Directors, composed solely of directors who are not Cyprus Amax employees, meets periodically with representatives of management and Price Waterhouse to review their work and ensure that they are properly discharging their responsibilities.

/s/ Milton H. Ward
Milton H. Ward
Co-Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Gerald J. Malys
Gerald J. Malys
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

/s/ John Taraba
John Taraba
Vice President and Controller
(Principal Accounting Officer)


Report of Independent Accountants

To the Board of Directors and Shareholders of Cyprus Amax Minerals Company:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Cyprus Amax Minerals Company and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 1, 10, and 12 to the Consolidated Financial Statements, during 1992 the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," No. 109, "Accounting for Income Taxes," and No. 112, "Employers' Accounting for Postemployment Benefits," all retroactive to January 1, 1992.

/s/ PRICE WATERHOUSE

Denver, Colorado
March 1, 1994

Consolidated Statement of Operations

Year Ended December 31
(In thousands except per share data)           1993         1992          1991
                                         ----------   ----------    ----------

  Revenue                                $1,763,546   $1,641,373    $1,656,517
                                         ----------   ----------    ----------
  Costs and Expenses
    Cost of Sales                         1,333,458    1,285,456     1,319,483
    Selling and Administrative Expenses      69,802       76,452        92,321
    Provision for Doubtful Accounts              71          398         7,719
    Depreciation, Depletion, and
     Amortization                           144,874      127,710       119,404
    Write-Downs                                  --      410,366        35,000
    Merger and Reorganization Expenses       33,226       29,364            --
    Exploration Expense                      24,692       19,164        20,792
                                         ----------   ----------    ----------
  Total Costs and Expenses                1,606,123    1,948,910     1,594,719
                                         ----------   ----------    ----------
  Income (Loss) from Operations             157,423     (307,537)       61,798

  Other Income (Expense)
    Interest Income                           6,744        3,353         5,422
    Interest Expense                        (41,610)     (19,774)      (22,412)
    Capitalized Interest                        487        3,084         5,409
    Gain (Loss) on Equity Investments
     and Other                                7,864       (7,840)        3,395
                                         ----------   ----------    ----------
  Income (Loss) Before Income Taxes         130,908     (328,714)       53,612
    Income Tax (Provision) Benefit          (30,739)      82,742       (10,868)
                                         ----------   ----------    ----------
  Income (Loss) Before Cumulative
   Effect of Accounting Changes             100,169     (245,972)       42,744
    Cumulative Effect of Accounting
     Changes for Benefits, Net of
     Tax of $29,199                              --      (87,597)           --
                                         ----------   ----------    ----------
  Net Income (Loss)                         100,169     (333,569)       42,744
    Preferred Stock Dividends                (2,320)     (11,059)      (14,745)
                                         ----------   ----------    ----------
  Income (Loss) Applicable to Common
   Shares                                $   97,849   $ (344,628)   $   27,999
                                         ==========   ==========    ==========
  Earnings (Loss) Per Common Share
    Primary
      Income (Loss) Before Cumulative
       Effect of Accounting Changes      $     1.85   $    (6.31)   $      .72
      Cumulative Effect of Accounting
       Changes for Benefits                      --        (2.15)           --
                                         ----------   ----------    ----------
                                         $     1.85   $    (8.46)   $      .72
                                         ==========   ==========    ==========
    Fully Diluted/(1)/
      Income (Loss) Before Cumulative
       Effect of Accounting Changes      $     1.85   $    (6.31)   $      .72
      Cumulative Effect of Accounting
       Changes for Benefits                      --        (2.15)           --
                                         ----------   ----------    ----------
                                         $     1.85   $    (8.46)   $      .72
                                         ==========   ==========    ==========
  Weighted Average Common Shares
   Outstanding
    Primary                                  53,005       40,758        38,996
    Fully Diluted                            54,469       47,596        47,044
                                         ==========   ==========    ==========

/(1)/Fully diluted earnings per share were less than three percent different than primary earnings per share in 1993 and were anti-dilutive in 1992 and 1991.

The accompanying notes are an integral part of these statements.

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

Consolidated Balance Sheet

At December 31 (In thousands except share amounts)           1993         1992
                                                       ----------   ----------
Assets
Current Assets
    Cash and Cash Equivalents                          $   96,257   $  115,846
    Accounts and Notes Receivable, Net                    353,752      146,270
    Amounts Due from Alumax                                38,200           --
    Inventories                                           462,081      307,188
    Prepaid Expenses                                       57,775       40,905
    Deferred Income Taxes                                      --       10,280
                                                       ----------   ----------
         Total Current Assets                           1,008,065      620,489
                                                       ----------   ----------
Properties--At Cost, Net                                4,333,768      974,714
Deferred Income Taxes                                         205       64,660
Other Assets                                              283,154       49,546
                                                       ----------   ----------
Total Assets                                           $5,625,192   $1,709,409
                                                       ==========   ==========
Liabilities and Shareholders' Equity
Current Liabilities
    Current Portion of Long-Term Debt                  $  175,251   $    6,633
    Current Portion of Production Payments                 42,505           --
    Accounts Payable                                      191,818       91,071
    Accrued Payroll and Benefits                           98,444       43,188
    Accrued Royalties and Interest                        117,537       11,226
    Other Accrued Liabilities                             162,698       48,236
    Taxes Payable                                         159,205       74,366
    Dividends Payable                                      19,859        9,449
                                                       ----------   ----------
         Total Current Liabilities                        967,317      284,169
                                                       ----------   ----------
Noncurrent Liabilities and Deferred Credits
    Long-Term Debt                                        995,138      232,337
    Production Payments                                   283,281           --
    Capital Lease Obligations                              68,426           --
    Deferred Employee and Retiree Benefits                435,249      134,772
    Deferred Closure, Reclamation, and Environmental      358,389       72,578
    Deferred Income Taxes                                 171,955       20,128
    Other                                                 128,826       42,391
    Commitments and Contingencies (Notes 14 and 15)            --           --
                                                       ----------   ----------
         Total Noncurrent Liabilities and
           Deferred Credits                             2,441,264      502,206
                                                       ----------   ----------
Shareholders' Equity
    Preferred Stock, $1 Par Value, 20,000,000 Shares
     Authorized:
      $4.00 Series A Convertible Stock, $50 Stated
      Value, 4,666,667 Authorized, 4,666,653
      Issued and Outstanding in 1993                        4,667           --
    Common Stock, Without Par Value, 150,000,000
      Shares Authorized, 96,027,224 Shares Issued in
      1993 and 51,676,131 in 1992                           1,063          620
    Paid-In Surplus                                     2,961,574    1,724,960
    Accumulated Deficit                                  (570,893)    (622,095)
    Foreign Currency Translation Adjustment                (1,603)          --
                                                       ----------   ----------
                                                        2,394,808    1,103,485
    Treasury Stock at Cost, 4,491,112 Shares in
     1993 and 4,382,911 in 1992                          (103,175)    (100,028)
    Loan to Savings Plan                                  (75,022)     (80,423)
                                                       ----------   ----------
         Total Shareholders' Equity                     2,216,611      923,034
                                                       ----------   ----------
Total Liabilities and Shareholders' Equity             $5,625,192   $1,709,409
                                                       ==========   ==========

The accompanying notes are an integral part of these statements.

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
Consolidated Statement of Cash Flows

Year Ended December 31 (In thousands)                                    1993        1992       1991
                                                                    ---------   ---------  ---------
Cash Flows from Operating Activities
   Net Income (Loss)                                                $ 100,169   $(333,569) $  42,744
   Adjustments to Reconcile Net Income (Loss) to Net
      Cash Provided by Operating Activities:
         Cumulative Effect of Accounting Changes for Benefits              --      87,597         --
         Depreciation, Depletion, and Amortization                    144,874     127,710    119,404
         Write-Downs                                                       --     410,366     35,000
         Deferred Income Taxes                                         20,241     (95,124)   (18,213)
         Gain on Sale of Assets                                        (5,118)       (371)    (2,625)
         Gain on Sale of LTV Claims                                  (104,378)         --         --
         Issuance of Stock for Employee Benefits                        8,199       7,394      7,259
         Other                                                         10,748      23,760     14,815
   Changes in Assets and Liabilities Net of Effects from
    Businesses Acquired/Sold:
         (Increase) Decrease in Receivables                           (36,198)    (28,479)    30,537
         (Increase) Decrease in Inventories                            47,468     (24,936)     4,338
         (Increase) in Prepaid Expenses                               (24,598)       (688)    (1,557)
         Increase (Decrease) in Current Liabilities                   (56,637)     (7,450)    57,662
         (Increase) in Other Assets                                   (17,220)    (18,391)    (2,738)
         (Decrease) in Other Liabilities                              (13,369)     (4,913)    (1,909)
                                                                    ---------   ---------  ---------
Net Cash Provided by Operating Activities                              74,181     142,906    284,717
                                                                    ---------   ---------  ---------
Cash Flows from Investing Activities/(1)/
         Capital Expenditures                                        (265,880)   (156,324)  (177,958)
         Payments for Businesses Purchased                           (166,819)         --         --
         Capitalized Interest                                            (487)     (3,084)    (5,409)
         Proceeds from Sale of Assets                                 180,978      85,151     10,908
         Proceeds from Sale of LTV Claims                             104,378          --         --
                                                                    ---------   ---------  ---------
Net Cash Used for Investing Activities                               (147,830)    (74,257)  (172,459)

Cash Flows from Financing Activities/(1)/
         Net Proceeds from Issuance of Long-Term Debt                 394,460          --         --
         Payments on Long-Term Debt                                   (65,042)     (7,021)    (8,449)
         Payments on Short-Term Borrowings                           (222,000)         --         --
         Production Payments                                           (6,682)         --         --
         Payments on Capital Lease Obligations                           (989)         --         --
         Purchase of Treasury Stock                                    (5,069)         --         --
         Proceeds from Issuance of Stock for Employee Benefits          1,829       5,873      1,244
         Redemption of Preferred Stock                                     --      (1,004)
         Dividends Paid                                               (42,447)    (48,399)   (45,905)
                                                                    ---------   ---------  ---------
Net Cash Provided by (Used for) Financing
 Activities                                                            54,060     (50,551)   (53,110)
                                                                    ---------   ---------  ---------
Net Increase (Decrease) in Cash and Cash
 Equivalents                                                          (19,589)     18,098     59,148
Cash and Cash Equivalents at Beginning of
 Year                                                                 115,846      97,748     38,600
                                                                    ---------   ---------  ---------
Cash and Cash Equivalents at End of Year                            $  96,257   $ 115,846  $  97,748
                                                                    =========   =========  =========

/(1)/ For purposes of this statement, investing and financing activities are reported on a cash basis rather than an accrual basis of accounting.

The accompanying notes are an integral part of these statements.

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

Consolidated Statement of Shareholders' Equity


                             Preferred Stock         Common Stock                                 Foreign
                         ---------------------  --------------------                              Currency                  Loan to
                           Shares               Net Shares               Paid-In   Accumulated   Translation    Treasury    Savings
(In thousands)           Outstanding    Amount  Outstanding   Amount     Surplus    Deficit      Adjustment       Stock      Plan
                         -----------    ------  -----------   ------     -------   -----------   -----------    --------    -------
December 31, 1990              3,932  $196,600       38,934   $  540  $1,529,933     $(239,006)     $    (90)  $(110,586)  $(93,038)
Net Income                                                                              42,744
Dividends
  Preferred Stock, Series B                                                            (14,745)
  Common Stock                                                                         (31,156)
Common Stock Issued for
  Employee Benefit Plans
   and Exercise of Stock
   Options                                              100                 (674)                                  2,942      6,703
Foreign Currency
  Translation Adjustment                                                                                 184
                             -------  --------       ------   ------  ----------     ---------       -------   ---------  --------

December 31, 1991              3,932   196,600       39,034      540   1,529,259      (242,163)           94    (107,644)   (86,335)
Net Loss                                                                              (333,569)
Dividends
  Preferred Stock, Series B                                                            (11,059)
  Common Stock                                                                         (35,304)
Common Stock Issued for
  Employee Benefit Plans
    and Exercise of Stock
    Options                                             338                  166                                   7,513     5,912
  Non-Employee Directors                                  4                   19                                     103
Conversion and
  Redemption of
   Preferred Stock,
   Series B for
   Common Shares              (3,932) (196,600)       7,917       80     195,516
Foreign Currency
  Translation Adjustment                                                                                 (94)
                             -------  --------       ------   ------  ----------     ---------       -------   ---------  --------

December 31, 1992                 --        --       47,293      620   1,724,960      (622,095)           --    (100,028)  (80,423)
Net Income                                                                             100,169
Dividends
  Preferred Stock, Series A                                                             (2,320)
  Common Stock                                                                         (46,647)
Common Stock Issued
  for Employee Benefit
    Plans, Exercise of
    Stock Options and
    Change of Control                                   222                   67                                   5,085     5,401
  Non-Employee Directors                                  5                    7                                     104
Shares Issued in
  Connection with Merger
  Preferred Stock,
    Series A                   4,667     4,667                           228,666
  Common Stock                                       44,204      443   1,007,874                                  (3,267)
Purchase of Common
  Stock                                                (188)                                                      (5,069)
Foreign Currency
  Translation Adjustment                                                                              (1,603)
                             -------  --------       ------   ------  ----------     ---------       -------   ---------  --------
December 31, 1993              4,667  $  4,667       91,536   $1,063  $2,961,574     $(570,893)      $(1,603)  $(103,175) $(75,022)
                             =======  ========       ======   ======  ==========     =========       =======   =========  ========

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting
Policies

Principles of Consolidation--The financial statements include the accounts of Cyprus Amax Minerals Company (Cyprus Amax or the Company) and its more than 50 percent-owned subsidiaries including the businesses of AMAX Inc. (Amax) that merged with Cyprus Minerals Company (Cyprus) effective November 15, 1993 (see
Note 2). Investments in 20 to 50 percent-owned companies are accounted for by the equity method. Investments in ventures where Cyprus Amax can take its production in kind and is responsible for its pro rata share of assets and liabilities are included on a proportionate consolidation basis. All material intercompany balances and transactions have been eliminated. Certain 1992 and 1991 amounts have been reclassified to conform to the 1993 presentation.

Earnings Per Share--Primary earnings per common share are determined by dividing net income as reduced by preferred stock dividends by the weighted average number of common shares outstanding during the year. Fully diluted earnings per share are determined by dividing net income by the weighted average number of common shares and common stock equivalents outstanding plus shares which would be issued upon conversion of the preferred stock.

Cash and Short-Term Investments--The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Overdrafts representing outstanding checks in excess of funds on deposit are classified as accounts payable.

Inventories--Inventories are carried at the lower of current market value or cost. Coal product inventories and all materials and supplies inventories are generally valued on the basis of average costs. Molybdenum inventories are computed primarily on a last-in, first-out (LIFO) method. The costs of all other product inventories are determined on the first-in, first-out (FIFO) method.

Properties--Mining and oil and gas acquisition costs, certain tangible assets, and mine development costs incurred to expand capacity of operating mines, develop new ore bodies, or develop mine areas substantially in advance of current production are capitalized and generally charged to operations on the unit-of-production method. Mobile mining equipment and most other assets are depreciated on a straight-line basis over their estimated useful lives. Interest costs for the construction or development of significant long-term assets are capitalized and amortized over the related assets' estimated useful lives or the life of the mine, whichever is shorter. Gains or losses upon retirement or replacement of equipment and facilities are credited or charged to income. Impairment is provided when a determination has been made that the net book value of assets will not be recovered based on estimated future earnings and undiscounted cash flows.

Postretirement Benefits--In December 1992 Cyprus adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," retroactive to January 1, 1992 (see Note 12). SFAS No. 106 requires the expected cost of postretirement benefits other than pensions to be accrued during the years the employee renders service, rather than the Company's prior practice of recording the costs as benefits are paid. The Amax businesses also adopted SFAS No. 106 in 1992, and the liabilities were restated to fair market value as of the merger date.

Postemployment Benefits--In December 1992 Cyprus adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," retroactive to January 1, 1992 (see Note 12). SFAS No. 112 requires the Company to expense postemployment benefits as they are earned by the employee for services rendered, rather than as they are paid. The Amax businesses adopted SFAS No. 112 as of the merger date.

Exploration--Expenditures incurred in the search for mineral deposits and the determination of the commercial viability of such deposits are charged against income as incurred. The successful efforts method of accounting is used for oil and gas activities.

Income Taxes--In the second quarter of 1992, Cyprus adopted SFAS No. 109, "Accounting for Income Taxes," retroactive to January 1, 1992 (see Note 10). Under SFAS No. 109, deferred income taxes are determined using an asset and liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax basis of assets and liabilities. This method gives immediate effect to changes in income tax laws upon enactment. The income statement effect is derived from changes in deferred income taxes on the balance sheet. Amax had previously adopted SFAS No. 109, and the assets and liabilities were computed on a combined Cyprus Amax basis as of the merger date.

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies (Continued)

Translation of Foreign Currencies--Amounts in foreign currencies are translated into U.S. dollars using the translation procedures specified in SFAS No. 52. When local functional currency is translated to U.S. dollars, the effects are recorded as a separate component of shareholders' equity. For foreign subsidiaries with U.S. dollar functional currency, the effects of remeasurement are included in income. Exchange gains and losses arising from transactions denominated in a foreign currency are translated at average exchange rates. The effects of these exchange adjustments are included in income.

Revenue Recognition and Futures Contracts--Revenue is recorded when title passes to the customer. Cyprus Amax uses futures and other financial instruments as hedges in its product sales and cash management program. Gains and losses on such transactions related to sales are matched to specific product sales and charged or credited to sales revenue when that product is sold. Foreign currency hedging gains or losses are credited or charged to income.

Reclamation and Environmental Costs--Minimum standards for mine reclamation have been established by various governmental agencies which affect certain operations of the Company. Certain reclamation is performed and expensed on an ongoing basis as mining operations are performed. The remaining reclamation costs are related to mine closure and are accrued and charged against income on a units-of-production basis during the life of the mine. Cyprus Amax is subject to various environmental regulations. Environmental liabilities are accrued on an ongoing basis reflecting management's estimates of future obligations.

- --------------------------------------------------------------------------------

Note 2: Merger

   On November 15, 1993, Amax merged with and into Cyprus, with Cyprus being the surviving corporation, and was renamed Cyprus Amax Minerals Company. In the merger, each share of Common Stock of Amax was converted into one-half share of Common Stock of Cyprus Amax, resulting in the issuance of 44,351,093 shares, of which 147,112 shares were placed into Treasury Stock (see Note 13). Each share of Amax $4.00 Series A Convertible Preferred Stock was converted into two-thirds share of Convertible Preferred Stock of Cyprus Amax and into one-third share of Preferred Stock of Alumax Inc. (Alumax), resulting in the issuance of 4,666,653 shares of Cyprus Amax Preferred Stock. Immediately prior to the merger, Amax distributed to its common shareholders one-half share of Common Stock of Alumax per share of Amax Common Stock and 21.8 million shares of Amax Gold Inc. (Amax Gold or AGI) Common Stock. As a result, Cyprus Amax retained 31.3 million shares of Amax Gold or approximately 40 percent.

   Prior to the merger, Amax was a worldwide supplier of metals and energy as well as a manufacturer and distributor of value-added, metals-related products and chemicals. Amax's principal businesses, prior to the spin off of Alumax, were aluminum, coal, gas, and gold. The merger of Cyprus and Amax was accounted for using the purchase method of accounting, and accordingly, the results of the merged Amax businesses have been included in the accompanying consolidated financial statements from the date of the merger.

   The 44.4 million shares of Cyprus Amax Common Stock issued in the merger were valued at $1,005 million and the 4.7 million shares of Preferred Stock were valued at $233 million. In addition, pursuant to the merger agreement, Amax paid Alumax $109 million just prior to the merger and settled intercompany balances arising from transactions subsequent to December 31, 1992.
Transaction costs associated with the merger included approximately $20 million to settle Amax options, $22 million for severance and change of control costs for executives and senior management of Amax, $80 million for severance and change of control costs for Amax employees and expenses of closing duplicate facilities, and $20 million in Cyprus' financial advisory, legal, accounting, printing, and similar expenses. Prior to closing, Amax expensed $18 million for financial advisory, legal, accounting, printing, and similar costs.

   Allocation of the purchase price for the merger was based on an estimate of the fair market value for the assets acquired and liabilities assumed at November 15, 1993, and is subject to final adjustment. Assets acquired were $3.8 billion and liabilities assumed totaled $2.6 billion.

   The unaudited pro forma information set forth below is presented to show the estimated effect of the merger had it been consummated on January 1, 1992, after giving effect to certain adjustments, including additional depreciation and amortization of assets acquired.

Year Ended December 31 (In thousands)  (Unaudited)
Pro Forma                              1993         1992
                                 ----------   ----------
Revenue                          $2,699,018   $2,808,473
Income (Loss) Before
  Accounting Changes             $   30,149   $ (292,636)
Net Income (Loss)                $   30,149   $ (571,783)
Earnings (Loss) Per Share
  Before Accounting Changes      $      .30   $    (3.57)
Earnings (Loss) Per Share        $      .30   $    (6.85)

  The pro forma information is not necessarily indicative of the actual operating results that would have occurred had the merger been consummated on the date indicated or that may be obtained in the future. The pro forma adjustments do not include operating efficiencies and cost savings that Cyprus Amax expects to achieve. Through actions taken as of December 31, 1993, annual savings of $60 million in general and administrative expenses have been achieved and plans to achieve an additional $60 million are in the process of being implemented. In addition, operating synergies resulting from the combination of the businesses are being developed and implemented during 1994. The 1992 results include write-downs and other provisions and reorganization expenses of $338 million after tax (see Note 4). As a result of the merger, Cyprus Amax recorded an after-tax charge of $25 million in 1993 for non-recurring indirect expenses for the merger not reflected in the pro forma statements. These expenses included change of control costs, severance and outplacement for Cyprus employees terminated, and other transition expenses incurred for the formation of Cyprus Amax.

- --------------------------------------------------------------------------------

Note 3: Business Acquisitions and Dispositions

  During 1993 Cyprus acquired McIlwraith McEacharn Ltd. of Sydney, Australia, which owns a 40 percent interest in Oakbridge Limited of Australia. Cyprus also acquired U.S. Steel Mining Co., Inc.'s Cumberland mine in Greene County, Pennsylvania. Both acquisitions were accounted for as purchases, and accordingly the results of operations (which were not material) of the acquired businesses have been consolidated from the respective dates of acquisition. The interest in Oakbridge is accounted for under the equity method. Cyprus also assumed debt and other liabilities associated with both acquisitions totaling $50.7 million.

  In the fourth quarter of 1993, Cyprus sold its Thompson Creek mine and mill in Idaho which was on a standby status. In the first half of 1993, Cyprus sold its interests in two gold mines, the Selwyn mine in Australia and the Golden Cross mine in New Zealand. The Company also sold its beryllium and barite assets and its 40 percent interest in the Bismark zinc mine in Mexico. The results of the dispositions were not material to the 1993 consolidated financial statements.

  In 1992 Cyprus sold its talc business to The RTZ Corporation PLC, a London-based international mining company.

- --------------------------------------------------------------------------------

Note 4: Reorganization Costs and Write-Down of Assets

  During 1992 Cyprus reorganized to reduce corporate-wide overhead and improve the Company's competitiveness. Pretax charges totaling $29 million were recorded for company-wide personnel reductions and associated costs.

  In the second quarter of 1992, Cyprus recognized write-downs of certain assets, provisions for associated liabilities, and the recording of various other charges totaling $415 million. Due to the poor market outlook for certain regional coal markets because of oversupply and soft demand, a pretax write-down of $182 million was recorded for the Kentucky coal operations reflecting the reduced value of assets and mineral reserves. With Cyprus' increasing uncertainty as to the amount or timing of an ultimate recovery of its claim arising from the LTV bankruptcy, Cyprus wrote off its $86 million basis in the claim. A write-down of assets and reserves, as well as a provision for eventual closure costs totaling $25 million, was made for the Empire coal mine in Colorado. A pretax charge of $57 million at the Thompson Creek primary molybdenum mine in Idaho was recorded for reduced mineral reserves, eventual mine closure costs, and the write-down of development stripping because of continued weakness in the worldwide steel business. Cyprus recorded a $31 million asset write-down to reflect the reduced value of its Northshore iron ore property resulting from weak steel markets. In addition, Cyprus recorded various other charges totaling $34 million.

  In 1992 Cyprus sold its talc business and a 1991 charge of $35 million was recorded in anticipation of the sale.

- --------------------------------------------------------------------------------

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 5: Inventories

     Inventories detailed by component and industry segment are summarized below:

At December 31 (In thousands)                             1993         1992
                                                      --------     --------
Component
    Ores, Concentrates, and Other
      In-Process Inventories                          $202,695     $131,000
    Finished Goods                                     166,352      117,736
    Materials and Supplies                              93,034       58,452
                                                      --------     --------
                                                      $462,081     $307,188
                                                      ========     ========
Industry Segment
    Coal                                              $107,186     $ 31,047
    Copper                                             294,506      209,978
    Other                                               60,389       66,163
                                                      --------     --------
                                                      $462,081     $307,188
                                                      ========     ========

     On November 15, 1993, the Company acquired $85 million of LIFO inventory which was restated to $112 million, reflecting fair market value at the date of the merger. There was no excess of estimated replacement cost over the LIFO basis at December 31, 1993.

- --------------------------------------------------------------------------------

Note 6: Properties

At December 31 (In thousands)                               1993          1992
                                                     -----------   -----------
Coal                                                 $ 2,853,188   $   904,350
Copper                                                 1,952,629     1,492,115
Other                                                    903,791       362,654
Corporate                                                 10,492        17,253
                                                     -----------   -----------
                                                       5,720,100     2,776,372
Less: Accumulated
    Depreciation, Depletion,
    Amortization, and
    Write-Downs                                       (1,386,332)   (1,801,658)
                                                     -----------   -----------
Net Properties                                       $ 4,333,768   $   974,714
                                                     ===========   ===========

Net Properties consist of the following:

At December 31 (In thousands)                                 1993        1992
                                                        ----------    --------
Property, Plant, and
  Equipment                                             $2,146,989    $680,862
Reserves/Mineral Rights,
  Sales Contracts                                        2,186,779     293,852
                                                        ----------    --------
Net Properties                                          $4,333,768    $974,714
                                                        ==========    ========

- --------------------------------------------------------------------------------

Note 7: Long-Term Debt

At December 31 (In thousands)                                   1993       1992
                                                          ----------   --------
14 1/2% Notes, Due 1994                                   $  150,000   $     --
10 1/8% Notes, Due 2002                                      150,000    150,000
9 7/8% Notes, Due 2001                                       300,000         --
8 3/8% Debentures, Due 2023                                  150,000         --
8 1/2% Sinking Fund
 Debentures, Due 2001                                             --     58,000
6 5/8% Notes, Due 2005                                       250,000         --
Variable Rate Notes, Due 1995                                 35,000         --
Various Pollution Control and
  Industrial Development
  Revenue Bonds, Interest
  Rates Range from 2.2% to
  13.9%, Due from 2001
  through 2013                                                61,000     26,000
Other                                                         13,432      4,970
                                                          ----------   --------
                                                           1,109,432    238,970
Add: Unamortized
  Premium                                                     60,957         --
                                                          ----------   --------
                                                           1,170,389    238,970
Less: Current Portion                                       (175,251)    (6,633)
                                                          ----------   --------
Long-Term Debt                                            $  995,138   $232,337
                                                          ==========   ========

     Scheduled debt maturities as of December 31, 1993, for the next five years (in thousands) are as follows:

      1994          $162,249
      1995          $ 36,027
      1996          $  2,027
      1997          $  3,840
      1998          $  4,050

     In April 1990 Cyprus issued $150 million of 10 1/8 percent Notes due in 2002. In the event of both a Designated Event and a Rating Decline (as defined in the agreement), each holder of a Note may require the Company to redeem the holder's Notes, in whole or in part, at 100 percent of the principal amount plus accrued interest to the date of redemption.

     In February 1993 the Company issued $150 million of 8 3/8 percent Debentures due in 2023 (the "Debentures"). The Debentures bear interest from February 8, 1993, payable semi-annually on February 1 and August 1 of each year, commencing August 1, 1993. The Debentures are not redeemable prior to February 1, 2003. On and after such date, at the option of the Company, the Debentures may be redeemed in whole or in part at 103.73 percent of the principal amount, together with any accrued and unpaid interest, declining at the rate of .375 percent per year to February 1, 2013, and at 100 percent thereafter. The Debentures are general unsecured obligations of the Company and rank senior in right of payment to all subordinated securities.

     In October 1993 the Company issued $250 million of 6 5/8 percent Notes due October 15, 2005, at a discount, priced at 99.392 percent to yield 6.70 percent. Interest on the Notes is paid semi-annually on October 15 and April
15. The Notes are not redeemable by the Company prior to maturity. A portion of the proceeds from the Notes was used to redeem the outstanding $52 million of the 8 1/2 percent Sinking Fund Debentures due April 15, 2001. The Debentures were redeemed December 22, 1993, at a premium of 1.28 percent.

     In November 1993 as part of the merger of Cyprus and Amax, the Company assumed long-term debt of $742 million which increased by $66.1 million to fair market value to reflect current interest rates. The premium will be amortized over the term of the notes and bonds and reflected as a reduction in interest expense. The 14 1/2 percent Notes due December 1, 1994, and the 9 7/8 percent Notes due June 13, 2001, are not redeemable prior to maturity and are secured by certain principal property of the Company. The interest on both notes is due semi-annually with the 14 1/2 percent Notes paid on June 1 and December 1 and the 9 7/8 percent Notes paid on June 13 and December 13 of each year.

     In December 1993 the Company entered into a new revolving credit agreement (the "Revolving Credit Agreement"), with a group of banks. The Revolving Credit Agreement provides for a $1 billion line of credit with interest rates to be determined, at the option of the Company, by a competitive bid process or at a fixed margin over various indices. The term of the Revolving Credit Agreement is four years. The Revolving Credit Agreement contains certain covenants for which the Company is currently in compliance. It replaced the previous $400 million revolving credit facility entered into in November 1992 and certain Amax facilities. At December 31, 1993, the Company had no loans outstanding under the Revolving Credit Agreement. In January 1994 the Company borrowed $248 million on the Revolving Credit Agreement with maturities ranging from one to six months. These funds were borrowed to meet the purchase price requirements of the planned El Abra and Cerro Verde copper acquisitions. At March 1, 1994, $200 million remained outstanding.

     In the fourth quarter of 1993, the Company entered into interest rate swap agreements, which expire in three years, that effectively convert $200 million of fixed rate borrowings into variable rate obligations. Under the terms of these agreements, the Company makes payments at variable rates which are based on the London Interbank Offered Rate (LIBOR) and receives payments at fixed interest rates, the net of which is included in interest expense.

     The Company voluntarily terminated its $100 million Miami smelter project financing agreement in November 1992.

================================================================================

Note 8: Production Payments

     The production payments represent amounts payable from coal to be produced from certain properties of Cyprus Amax Coal Company. The variable interest rate is based on a margin over LIBOR. The obligation of Cyprus Amax Coal under the production payment agreement is guaranteed by Cyprus Amax.

     The obligation will be paid out of coal proceeds (in thousands) as follows:

            1994                       $ 42,505
            1995                         46,956
            1996                         51,874
            1997                         57,306
            1998                         63,306
            1999                         63,839
                                       --------
                                       $325,786
                                       ========

================================================================================

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 9: Fair Value of Financial Instruments

     The estimated fair values for financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," are made at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision.

     The fair value of long-term receivables is estimated based on expected discounted future cash flows. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues offered to the Company for debt of similar maturities. The price protection contracts are composed of gas put and call options, copper put options, and oil and gas price swaps. The fair value of the options is estimated based on the spot price, while the fair value of the price swaps is estimated based on the quoted market price, for the contracts at December 31, 1993. The carrying amount of production payments approximates fair value based on current market quotes for contracts with similar terms. The fair value of interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the swap agreements at December 31, 1993, taking into account current interest rates. The fair value of lines and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them (face amount $1,350 million and $433 million for December 31, 1993 and 1992, respectively). The 1993 fair value of various financial guarantees of $42 million is based on the estimated cost to settle the obligations with counterparties at the reporting date. The carrying value of the commitment to purchase $15 million of Chilean pesos on a forward basis is based on the market value of the contracts at December 31, 1993.

     The estimated fair values of the Company's financial instruments are as follows:

At December 31 (In thousands)             1993                   1992
                                ----------------------  --------------------
                                 Carrying      Fair      Carrying     Fair
                                  Amount       Value      Amount      Value
                                ---------  -----------  ---------  ---------
Cash and Cash Equivalents       $  96,257  $    96,257  $ 115,846  $ 115,846
Long-Term Receivables              46,776       46,776      6,017      6,017
Price Protection Contracts          2,749       20,035      5,189      1,250
Long-Term Debt                   (995,138)  (1,023,357)  (232,337)  (252,932)
Production Payments              (283,281)    (283,281)        --         --
Interest Rate Swap Agreements          --         (154)        --         --
Lines and Letters of Credit            --       (3,442)        --     (1,142)
Financial Guarantees Written           --      (15,410)        --    (18,640)
Forward Currency Contracts           (137)          26         --         --

                     ------------------------------------
48

Note 10: Income Taxes

(In thousands)

   Income (loss) before income taxes consists of the following:

                                  1993        1992       1991
                              --------   ---------   --------
Domestic                      $124,929   $(326,091)  $ 38,241
Foreign                          5,979      (2,623)    15,371
                              --------   ---------   --------
                              $130,908   $(328,714)  $ 53,612
                              ========   =========   ========

   Income tax provision (benefit) is composed of:

                                  1993        1992       1991
                              --------   ---------   --------
Current --Federal             $    438   $   9,569   $ 22,007
        --State                  4,923        (261)       422
        --Foreign                5,138       3,074      1,907
                              --------   ---------   --------
                                10,499      12,382     24,336
                              --------   ---------   --------
Deferred--Federal               16,887     (99,797)   (13,834)
        --State                  3,370     (26,472)       (92)
        --Foreign                  (17)      1,946        458
                              --------   ---------   --------
                                20,240    (124,323)   (13,468)
                              --------   ---------   --------
                              $ 30,739   $(111,941)  $ 10,868
                              ========   =========   ========

     The total income tax provision (benefit) is included in the financial statements as follows:

                                  1993        1992       1991
                              --------   ---------   --------
Income Tax Provision
  (Benefit)                   $ 30,739   $ (82,742)  $ 10,868
Cumulative Effect of
  Accounting Changes
  for Benefits                      --     (29,199)        --
                              --------   ---------   --------
                              $ 30,739   $(111,941)  $ 10,868
                              ========   =========   ========

     The deferred tax liabilities (assets) are comprised of the tax effect of the following at December 31:

                                   1993        1992       1991
                              ---------   ---------   --------
Properties                    $ 980,438   $  92,512   $213,692
Prepaid Expenses                 25,056      13,146     11,333
Reclamation
  Liabilities                  (106,841)     (7,221)       208
Postretirement
  Benefit Liabilities          (235,745)     (2,915)        --
Accrued Liabilities             (82,097)    (27,438)   (36,894)
Property Valuation
  Reserves                      (70,675)    (44,048)   (22,765)
Net Operating Loss
  Carryforwards                (118,086)    (47,167)        --
Minimum Tax
  Credits                      (118,318)    (82,603)   (53,865)
Investment Tax Credit
  Carryforwards                 (55,075)         --         --
Percentage Depletion                 --          --    (38,112)
State Tax Deduction             (17,478)      2,683     (6,318)
Cumulative Effect of
  Accounting Changes
  for Benefits                       --     (47,885)        --
Other                            (1,401)       (944)    (2,058)
Valuation Allowance              16,320      97,068         --
                              ---------   ---------   --------
                              $ 216,098   $ (54,812)  $ 65,221
                              =========   =========   ========

     The deferred tax liabilities (assets) included in the financial statements are as follows at December 31:

                                   1993        1992       1991
                              ---------   ---------   --------
Assets
Deferred Income Taxes
  Current Portion             $     --    $ (10,280)  $     --
  Noncurrent Portion              (205)     (64,660)        --

Liabilities
Deferred Income Taxes
  Current Portion               44,348           --         --
  Noncurrent Portion           171,955       20,128     65,221
                              --------    ---------   --------
                              $216,098    $ (54,812)  $ 65,221
                              ========    =========   ========

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 10: Income Taxes (Continued)

     The following is a reconciliation between the amount determined by applying the federal statutory rate of 35 percent (34 percent for 1992 and 1991) to Income (Loss) Before Income Taxes and the Income Tax Provision (Benefit):

                                                 1993        1992       1991
                                             --------   ---------   --------
Income Taxes at Statutory Rate               $ 45,818   $(111,763)  $ 18,228
Increases (Decreases) Resulting from:
  Percentage Depletion                        (14,872)      2,964    (34,591)
  Alternative Minimum Tax                        (779)     37,066     21,711
  State Income Taxes, Net of Federal
    Benefit                                     5,519      (7,136)       557
  Foreign Income Taxes, Net of Credit
    or Federal Benefit                          4,625       1,302       (657)
  Capital Loss Carryback                           --          --     (4,624)
  Loss on Dispositions of Subsidiary
    and Equity Investments                     (9,718)         --         --
  Items Not Deductible                            426         849      1,123
  Adjustment to Prior Year                         --      (7,973)     7,159
  Other, Net                                     (280)      1,949      1,962
                                             --------   ---------   --------
Income Tax Provision (Benefit)                 30,739     (82,742)    10,868
                                             --------   ---------   --------

Income Taxes on Cumulative Effect of
  Accounting Changes for Benefits at
    Statutory Rate                                 --     (39,710)        --
  State Income Taxes                               --      (8,175)        --
  Alternative Minimum Tax                          --      18,686         --
                                             --------   ---------   --------
Taxes on Cumulative Effect of
  Accounting Changes                               --     (29,199)        --
                                             --------   ---------   --------
                                             $ 30,739   $(111,941)  $ 10,868
                                             ========   =========   ========

                       --------------------------------

     The Company has recorded a deferred tax liability of $216.1 million in 1993. The liability is composed of $742.1 million of deferred tax benefits related to future deductible temporary differences of $1,574 million and minimum tax credit carryforward of $118.3 million, netted against $1,076.5 million of tax liabilities related to future taxable temporary differences of $2,678 million.

     At December 31, 1993, the Company had $287 million of regular tax net operating loss carryforwards expiring from 2001 through 2008. There are no net operating loss carryforwards for alternative minimum tax purposes.

     The Company has approximately $55 million of investment tax credit carryforwards expiring from 1994 to 2000 and beyond. A valuation allowance of $16 million has been recorded against these credits because it is expected that a portion will expire unused.

     There are $118 million of minimum tax credits which do not expire.

     The valuation allowance provided in 1992 has been reduced to $16.3 million in 1993 because Cyprus Amax will be able to utilize additional tax carryforwards which Cyprus alone would not be able to utilize. The reduction in the valuation allowance has not been recorded in income, but instead was accounted for as part of the purchase accounting for the merger.

     The merger with Amax was nontaxable. Therefore, the tax basis in the Amax assets and liabilities carried over to Cyprus Amax. The purchase accounting for Amax resulted in significant increases in temporary differences, primarily for properties, and a corresponding increase in deferred tax liabilities.

     The Omnibus Budget Reconciliation Act of 1993 increased the corporate tax rate from 34 percent to 35 percent. The rate change has no effect on the net recorded deferred tax accounts of Cyprus Amax. The increase in the recorded liabilities from the rate change is offset by an increase in allowable minimum tax credits.

  In January 1993 the U.S. Supreme Court reversed a recent tax case (United States v. Hill). The Company had relied on this case to reduce its tax payments for 1990 and 1991 by approximately $42 million, which was repaid with interest in 1993. This payment did not impact the income statement as the Company had not previously recorded this possible benefit.

- --------------------------------------------------------------------------------

Note 11: Preferred Stock Transactions

  In conjunction with the Amax merger, Cyprus Amax issued 4,666,653 shares of $4.00 Series A Convertible Preferred Stock. Holders of the Series A Preferred Stock have the right to convert any or all such shares into Common Stock at any time at a conversion price of $24.30 per share. The Series A Convertible Preferred Stock has a stated value of $50.00 per share and carries a cumulative dividend payable quarterly. The Series A Convertible Preferred Stock is redeemable, in whole or in part, at any time beginning at $52.40 per share on and after December 18, 1996, and declining to $50.00 per share on and after December 18, 2002.

  In October 1992 the Company completed the conversion and redemption of all outstanding $3.75 Convertible Exchangeable Preferred Stock, Series B (Preferred Stock) at a redemption price of $52.25 per share. At the option of the holder prior to the close of business on October 21, 1992, the Preferred Stock was convertible into shares of the Company's Common Stock at a conversion price of $24.83 per share (or approximately 2.01 shares of Common Stock for each share of Preferred Stock). As a result, 3,854,110 shares of Preferred Stock were converted to 7,759,853 shares of Common Stock. Fractional shares were paid in cash. Holders of 75,889 shares of Preferred Stock had their shares redeemed resulting in the issuance of 152,817 shares of Common Stock. Had the conversion occurred on January 1, 1992, primary loss per share would have been $7.08 for 1992. In an earlier transaction, 2,000 shares of Preferred Stock were converted to 4,026 shares of Common Stock.

  In 1989 the Board of Directors of Cyprus declared a dividend of one Preferred share purchase right for each outstanding share of Common Stock in connection with the redemption of then existing rights. Each share of Common Stock issued in the merger was accompanied by one Preferred share purchase right. In addition, the Rights Agreement was amended to provide that any transaction consummated due to the merger did not result in any adjustment to the rights and did not cause the rights to be unexercisable or unredeemable. If the rights become exercisable following the occurrence of certain specified events, each right will entitle the holder, within certain limitations, to purchase two-thirds of one one-hundredth of a share of Series A Junior Participating Preferred Stock for $93.33 subject to certain anti-dilution adjustments. If a person or group acquires 10 percent of Common Stock, every other holder of a right will be entitled to buy at the right's then-exercise price a number of shares of Common Stock having a value of twice such exercise price. After the threshold is crossed, the rights become non-redeemable, except that, prior to the time a person or group acquires 50 percent or more of the Common Stock, the rights other than those held by such person or group can be exchanged at a ratio of one share of Common Stock for each right. In the event of certain extraordinary transactions, including mergers, the rights entitle holders to buy at the right's then-exercise price equity in the acquiring company having a value of twice such exercise price. The rights do not have any voting rights nor are they entitled to dividends. The rights are redeemable by Cyprus Amax at $.0067 each until a person or group acquires 10 percent of Common Stock or until the rights expire on February 28, 1999. In addition on May 24, 1993, the Board of Directors increased the number of authorized shares of the Series A Junior Participating Preferred Stock from 500,000 shares to 1,500,000 shares of which none were issued or outstanding at December 31, 1993.

- --------------------------------------------------------------------------------

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12: Employee Benefit Plans

Pension Plans

     Cyprus Amax has a number of defined benefit pension plans covering most of its employees. Benefits are based on either the employee's compensation prior to retirement or stated amounts for each year of service with the Company. Cyprus Amax makes annual contributions to these plans in accordance with the requirements of ERISA. Plan assets consist of cash and cash equivalents, equity and fixed income securities, and real estate.

     Net annual pension cost included the following components:


Year Ended December 31
(In thousands)
                                                1993        1992         1991
                                             -------     -------     --------
Service Cost                                 $ 6,327     $ 5,815     $  4,806
Interest Cost                                 10,849      10,254        9,158
Actual Gain on
  Plan Assets                                 (7,363)     (5,305)     (18,225)
Deferred Gain (Loss)                          (3,762)     (5,122)       9,591
Other                                          1,776       1,417          988
                                             -------     -------     --------
                                             $ 7,827     $ 7,059     $  6,318
                                             =======     =======     ========

               ------------------------------------------------

The following table sets forth the funded status of the plans:

                                                                             1993                       1992
                                                                  -------------------------   -------------------------
                                                                    Assets      Accumulated     Assets      Accumulated
                                                                    exceed       benefits       exceed       benefits
                                                                  accumulated     exceed      accumulated     exceed
At December 31 (In thousands)                                      benefits       assets       benefits       assets
                                                                  -----------   -----------   -----------   -----------
Actuarial Present Value of Benefit Obligations:
  Vested Benefit Obligation                                         $ 121,592      $ 65,859     $  95,724      $     --
                                                                    =========      ========     =========      ========
  Accumulated Benefit Obligation                                    $ 138,896      $ 73,155     $ 108,017      $     --
                                                                    =========      ========     =========      ========
Projected Benefit Obligation                                        $(153,798)     $(87,071)    $(120,957)     $     --
Plan Assets at Fair Value                                             144,572        44,203       116,439            --
                                                                    ---------      --------     ---------      --------
Plan Assets Less Than Projected
  Benefit Obligation                                                   (9,226)      (42,868)       (4,518)           --
Unrecognized Net Loss                                                  31,992            --        16,846            --
Unrecognized Prior Service Cost                                         9,852            --        10,762            --
Unrecognized Transition Credit                                         (1,990)           --        (2,241)           --
                                                                    ---------      --------     ---------      --------
Prepaid/(Accrued) Pension Cost                                      $  30,628      $(42,868)    $  20,849      $     --
                                                                    =========      ========     =========      ========

               ------------------------------------------------

     Pension cost is recorded as a net amount of $12.2 million in Accrued Payroll and Benefits on the Consolidated Balance Sheet at December 31, 1993. For 1992 prepaid pension cost consisted of $6.6 million included in Prepaid Expenses and $14.2 million classified as Other Assets on the Consolidated Balance Sheet. The addition of the Amax defined benefit plans resulted in a $98 million increase in the projected benefit obligation while the decrease in the assumed discount rate as indicated below caused a $16 million increase.

     The assumptions used in calculating the funded status of the plans, determined as of December 31, were:


(In percent)                               1993  1992
                                           ----  ----
Rate of Increase in Compensation Levels     5.5   6.5
Expected Long-Term Rate of Return
 on Assets                                  9.0   9.0
Discount Rate                               7.5   8.5


     Substantially all domestic employees not covered under the plans administered by Cyprus Amax are covered under multi-employer defined benefit plans administered by the United Mine Workers of America. Contributions by Cyprus Amax to these multi-employer plans are based primarily upon hours worked and amounted to $1.2 million, $.8 million, and $.7 million in 1993, 1992, and 1991, respectively.

Postretirement Benefits Other Than Pensions

     In addition to the Company's defined benefit pension plans, the Company has plans that provide postretirement medical benefits and life insurance benefits. The medical plans provide benefits for most employees who reach normal, or in certain cases, early retirement age while employed by the Company. The postretirement medical plans are contributory, with annual adjustments to retiree contributions, and contain certain other cost-sharing features such as deductibles and coinsurance. The Company's practice is to prefund a portion of the following year's projected medical benefit cost in the amounts determined at the discretion of management.

      During the fourth quarter of 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," retroactive to January 1, 1992. The cumulative effect of adopting SFAS No. 106 was the establishment of a $100.0 million pretax accrual for postretirement benefits and a charge to earnings of $75.0 million, net of tax. In addition to the cumulative effect, the Company's 1992 postretirement health care and life insurance expense increased $7.1 million before tax as a result of adopting the new standard. Net periodic postretirement benefit cost consists of the following components:

(In thousands)                                         1993            1992
                                                  ---------       ---------
Service Cost                                      $   3,930       $   3,454
Interest Cost                                         9,689           8,279
                                                  ---------       ---------
Net Periodic Postretirement
  Benefit Cost                                    $  13,619       $  11,733
                                                  =========       =========

      The following tables sets forth the plans' combined status reconciled with the amount included in the Consolidated Balance Sheet:

At December 31 (In thousands)                          1993            1992
                                                  ---------       ---------
Accumulated Postretirement
  Benefit Obligation:
    Retirees                                      $ 281,488       $  72,489
    Fully Eligible Active Plan
      Participants                                   40,393          10,276
    Other Active Plan
      Participants                                   68,040          24,340
                                                  ---------       ---------
Total Accumulated
  Postretirement Benefit
  Obligation                                        389,921         107,105
Plan Assets at Fair Value                                --              --
                                                  ---------       ---------
Accumulated Postretirement
  Benefit Obligation in Excess of
  Plan Assets                                     $ 389,921       $ 107,105
                                                  =========       =========
Accumulated Postretirement
  Benefit Obligation                              $(389,921)      $(107,105)
Unrecognized Prior Service Cost                     (15,844)             --
Unrecognized Net Loss                                 2,197              --
Unrecognized Transition
  Obligation                                             --              --
                                                  ---------       ---------
Accrued Postretirement Benefit
  Cost                                            $(403,568)      $(107,105)
                                                  =========       =========

     The accumulated postretirement benefit obligation at December 31, 1993 and 1992, consisted of a current liability of $22.2 million and $5.6 million included in Accrued Payroll and Benefits, respectively, and a long-term liability of $381.4 million and $101.5 million included in Deferred Employee and Retiree Benefits, respectively.

     The weighted average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 12 percent for 1994 and is assumed to decrease gradually (one-half per year) to six percent by the year 2007 and remain at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plans as of December 31, 1993, by $39.5 million and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1993 by $2.0 million.

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements


Note 12: Employee Benefit Plans (Continued)

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1993 and 1992, was 7.5 percent and 8.5 percent, respectively.

     The merger with Amax during 1993 resulted in a $274.5 million increase in the postretirement accumulated benefit obligation while the decrease in the discount rate caused a $14.6 million increase.

     In addition, health care and life insurance benefits of certain retirees are covered by multi-employer benefit trusts established by the United Mine Workers of America and the Bituminous Coal Operators Association, Inc. Current and projected operating deficits of these trusts led to the passage of the Coal Industry Retiree Health Benefit Act of 1992 (the "Act"). The Act established a new multi-employer benefit trust called the United Mine Workers of America Combined Benefit Fund (the "Fund") that will provide health and life insurance benefits to all beneficiaries of the earlier trusts who were receiving benefits as of July 20, 1992. The Act provides for the assignment of beneficiaries to former employers and the allocation of any unassigned beneficiaries to enterprises using a formula included in the legislation. The Company has chosen to account for its obligation under the Act on a pay-as-you-go basis in accordance with current accounting guidance. Contributions to the Fund totaled $2.1 million and $3.9 million in 1993 and 1992, respectively.

     The Company also has a number of postemployment plans covering severance, disability income, and continuation of health and life insurance for disabled employees. In the fourth quarter of 1992, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," retroactive to January 1, 1992. The cumulative effect of adopting SFAS No. 112 was the establishment of a $16.8 million pretax accrual for postemployment benefits. At December 31, 1993, the accumulated postemployment benefit liability consists of a current amount of $1.8 million included in Accrued Payroll and Benefits and $24.8 million included in Deferred Employee and Retiree Benefits. The increase in the liability is primarily attributed to $8 million relating to the Amax plans.


Note 13: Common Stock Plans

Savings Plans

     Cyprus Amax sponsors a savings plan (the "Savings Plan") covering substantially all of its non-represented employees. In February 1990 Cyprus amended the Savings Plan to add an employee stock ownership feature (Leveraged
ESOP). The Savings Plan then acquired 4,245,810 shares of Cyprus' unissued Common Stock at an acquisition price of $22.375 per share. The Savings Plan financed the purchase of shares with a $95 million interest-bearing promissory note payable to Cyprus. The loan to the Savings Plan bears interest at 9 3/4 percent per annum and is serviced by Cyprus' contribution to the Savings Plan and dividends paid on the Cyprus common shares purchased with the proceeds of the loan. The expense related to the Savings Plan is based upon the shares allocated method. The minimum contribution to the Savings Plan by Cyprus must be sufficient to amortize the loan to the Plan over a 20-year term as provided in the promissory note. However, since adoption of the Leveraged ESOP, Cyprus has stated its intention to contribute the greater of 75 percent of employee matchable contributions or the minimum per the promissory note and has done so in all subsequent periods. The amounts contributed for 1993, 1992, and 1991 were $7.2 million, $8.0 million, and $8.1 million, respectively. The amount of interest incurred by the Savings Plan for the Leveraged ESOP was $8.7 million, $8.9 million, and $9.1 million in 1993, 1992, and 1991, respectively. The interest expense offset of the Leveraged ESOP due to dividends was $3.3 million, $3.6 million, and $3.4 million in 1993, 1992, and 1991, respectively. The aggregate compensation expense related to the Savings Plan amounted to $5.3 million, $6.0 million, and $6.5 million in 1993, 1992, and 1991, respectively.

     Amax sponsored three defined contribution savings plans which Cyprus Amax has continued. One of the plans covers substantially all non-represented hourly employees of the Amax entities. The second plan applies to those represented hourly employees who are covered by collective bargaining agreements which provide a company sponsored savings plan benefit. The Company contributes Common Stock to each plan with a market value equal to 50 percent of the first six percent of base pay contributed monthly by each participant. The aggregate Company contributions for the hourly plans amounted to $.1 million for the period November 15 to year-end 1993.

     The third defined contribution plan is in part an Employee Stock Ownership Plan (ESOP) covering substantially all salaried employees of Amax entities. In 1987 Amax terminated its defined benefit pension plan and contributed $30 million of excess assets to the ESOP. The ESOP subsequently purchased 1,420,118 shares of Amax Common Stock at a price of $21.125 for allocation to participants' accounts over a period of eight years. A minimum number of shares was established for monthly allocation in order to meet the eight-year timeframe for allocation. The Amax stock held in the ESOP at merger date was exchanged for Cyprus Amax, Alumax, and Amax Gold stock in accordance with the merger agreement. The Alumax and Amax Gold stock was subsequently traded for Cyprus Amax stock. Upon completion of the stock exchanges, 147,112 shares of Cyprus Amax stock remained to be allocated. The minimum number of shares to be allocated monthly was adjusted to reflect an equivalent number of Cyprus Amax shares. The monthly allocation is equivalent to the greater of the minimum number or a specified percentage of each plan participant's contribution. The aggregate Company contributions for the ESOP amounted to $.8 million for the period November 15 to year-end 1993.

     In 1988 Cyprus adopted an ESOP covering substantially all non-represented employees. No ESOP contributions have been made since 1989 when $5.0 million in treasury shares were contributed.

Management Incentive Plans

     In May 1992 Cyprus amended and restated its Management Incentive Program. Under this Program, key employees of Cyprus, from time to time, may be granted options to purchase Common Stock at fair market value as of the grant date. These options are in the form of either incentive stock options or non-qualified options and may be granted with stock appreciation rights (SARs). SARs permit holders to surrender exercisable options in exchange for a payment, in either shares or cash, determined by the amount by which the market price of the shares on the dates the rights are exercised exceeds the grant price.

     Options granted under the amended Program are exercisable after completion of the specified period of continuous employment, if any, stated in the terms of the grant. All grants outstanding at November 15, 1993, the date of the Cyprus Amax merger, are presently exercisable. Unexercised options expire at the end of ten years after the date of the grant.

     Additionally, under the Management Incentive Program certain employees may be granted restricted shares of Common Stock. The restricted stock grants are subject to forfeiture if the recipient fails to remain in the employ of Cyprus Amax during the specified restriction period. The restrictions on all issued shares were removed at the merger.

     Under the amended Program, the Company may grant in any year up to 1.2 percent of the number of shares of Common Stock outstanding (plus the cumulative number of carried-forward shares) as stock options or restricted stock grants, up to a limit of 5 million shares issued as statutory options.

     Outstanding options granted under the 1988 Amended and Restated Stock Option Plan of Amax were exercisable for Cyprus Amax Common Stock following the merger. Holders of these options were entitled until January 11, 1994, to receive in cash the Change in Control Settlement Value (as defined in the Plan) of the options. Options not settled in cash remain exercisable for Common Stock. Unexercised options expire at the end of a specified term or 10 years from the date the Amax option was originally granted.

     Under the 1993 Key Executive Long-Term Incentive Plan, key executives may receive restricted stock awards and cash incentive payments based on the rate of return received by investors in the Company's stock, compared to that of its peers. A total of 236,466 shares were authorized for the Plan. Grants of 72,500 shares were issued, leaving 163,966 shares authorized but unissued. The restrictions on all issued shares were removed at the merger.

     Cyprus Amax maintains a stock plan for non-employee directors, which was adopted in 1992. The director stock plan became effective on July 1, 1992, and provided on that date, and in each subsequent year, each eligible director shall be granted 500 shares of Common Stock, until a maximum of 35,000 shares have been granted.

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

Notes To Consolidated Financial Statements

Note 13: Common Stock Plans (Continued)

     The following table summarizes the stock option activity under the management incentive program:

                              1993                       1992                       1991
                    --------------------------   -------------------------   -----------------------
                     Number      Option Price     Number     Option Price     Number    Option Price
                    of Shares     Per Share      of Shares     Per Share     of Shares    Per Share
                    ----------   -------------   ---------   -------------   ---------  ------------
Outstanding at
  Beginning of Year  1,855,250   $ 8.67-$31.06   1,786,685   $ 8.67-$31.06   1,599,197   $ 8.67-$31.06
Granted                615,400   $24.19-$35.75     677,650   $24.75-$30.56     429,790   $22.31-$22.63
Assumed Amax
  Options            1,317,715   $17.72-$26.65          --              --          --              --
Exercised             (393,475)  $10.79-$31.06    (424,645)  $ 8.67-$25.69    (147,852)  $ 8.67-$20.71
Cancelled              (91,330)  $18.54-$35.75    (184,440)  $20.71-$31.06     (94,450)  $18.54-$25.79
                     ---------                   ---------                   ---------
Outstanding at
  End of Year        3,303,560   $ 8.67-$35.75   1,855,250   $ 8.67-$31.06   1,786,685   $ 8.67-$31.06
                     =========                   =========                   =========
Exercisable at
  End of Year        3,303,560   $ 8.67-$35.75     854,550   $ 8.67-$31.06     997,195   $ 8.67-$31.06
                     =========                   =========                   =========
Available for Grant
  at End of Year        66,376                     139,758                     378,396
                     =========                   =========                   =========

             -----------------------------------------------------

Note 14: Contingencies

     Litigation and arbitration is pending relating to the Public Service of Indiana long-term coal sales contract at the Cyprus Amax Wabash mine. The Company will continue to defend its position with respect to the contract. While Cyprus Amax is not able to predict the outcome of this matter at this time, based upon facts currently known to it, Cyprus Amax does not believe that the ultimate resolution of this matter will have a material adverse effect on its financial condition.

     On November 8, 1993, Cyprus Amax was notified by the United States Department of Justice that it is under investigation for possible violations of the antitrust laws of the United States regarding its molybdenum business. While Cyprus Amax is unable to predict the outcome of this investigation, based upon facts currently known to it, the resolution of this matter is not expected to have a material adverse effect on the Company's financial condition.

     Cyprus Amax had outstanding letters of credit totaling $180 million at December 31, 1993, primarily for reclamation and coal royalty disputes. Cyprus Amax had guaranteed debt totaling $42 million at December 31, 1993, of which $18 million was terminated in February 1994.

     At December 31, 1993, Cyprus Amax's long-term accrual for deferred closure, reclamation, and environmental remediation liabilities totaled approximately $358 million which included $254 million for future reclamation, $90 million for environmental remediation at Superfund and other sites, and $14 million for closure of discontinued or previously sold operations. Cyprus Amax's $254 million reclamation reserve is primarily for operating facilities. Reclamation is an ongoing activity and a cost associated with the Company's mining operations. Cyprus Amax accrues for closure and final reclamation liabilities on a life-of-mine basis. The coal reclamation reserve component is largely a result of reclamation obligations incurred for replacing soils and revegetation of mined areas as required by provisions and permits pursuant to the Surface Mining Control and Reclamation Act. The copper and other reclamation reserve component includes costs for site stabilization, cleanup, long-term monitoring, and water treatment costs expected to be required largely by state laws and regulations as well as by sound environmental practice. Total reclamation costs for Cyprus Amax at the end of current mine lives are estimated at about $500-550 million.

  Cyprus Amax or its subsidiaries has been advised by the Environmental Protection Agency (EPA) and several State environmental agencies that it may be liable under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws and regulations (Superfund), for costs of responding to environmental conditions at a number of sites which have been or are being investigated by the EPA or State agencies to establish whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions. Cyprus Amax is named as a potentially responsible party (PRP) or has received EPA requests for information for about 30 sites. The reserve of approximately $90 million at December 31, 1993, for Cyprus Amax's share of the estimated aggregate liability for the cost of remedial actions is based upon an evaluation of, among other factors, currently available facts, existing technology, presently enacted laws and regulations, its experience in remediation, other companies' clean-up experience, and its status as a PRP at each of the sites, as well as the ability of other PRPs to pay their allocated portions. The cost range of reasonably possible outcomes for sites where costs are estimable is from $60 to $200 million and work on these sites is expected to be substantially completed within the next five years, subject to the inherent delays involved in the process. Costs at sites that could not be estimated at December 31, 1993, are not expected to have a material impact on the financial condition and ongoing operations of the Company. Cyprus Amax believes certain insurance policies partially cover these claims; however, some of the insurance carriers have denied responsibility and Cyprus Amax is litigating coverage. Further, Cyprus Amax believes that it has other potential claims for recovery from third parties, including the U.S. Government and other PRPs, as well as liability offsets through lower cost remedial solutions. Generally, neither insurance recoveries nor other claims or offsets have been recognized in the liabilities reported.

- --------------------------------------------------------------------------------

Note 15: Related Party Transactions

  A receivable of $38.2 million from Alumax has been recorded through purchase accounting under a tax disaffiliation agreement consummated between Alumax and Amax prior to the merger. Under this agreement, Alumax is responsible for the payment of or reimbursement to Cyprus Amax for tax obligations arising from certain transactions within Alumax prior to spin off.

  At December 31, 1993, Cyprus Amax was committed to supporting Amax Gold with financing to satisfy $34.2 million of outstanding short-term Chilean bridge loans in the event that AGI was unable to refinance such loans on acceptable terms. AGI is currently finalizing a refinancing of these loans on a long-term basis with two groups of banks. These loans are expected to be initially collateralized by a Cyprus Amax guarantee.

  At December 31, 1993, loans outstanding to Amax Gold under a demand promissory note payable were $25 million. Additionally, in February 1994 approval has been granted for Cyprus Amax to purchase Amax Gold Common Stock at a price of $6.888 to repay approximately $21 million of the above indebtedness, which would increase Cyprus Amax's ownership of Amax Gold's outstanding shares to approximately 42 percent.

  On February 11, 1994, Cyprus Amax signed a financing arrangement to make available to Amax Gold $100 million in revolving credits. The outstanding indebtedness under the line of credit may be repaid by Amax Gold with issuance of an Amax Gold Convertible Preferred Stock. Both companies will have conversion rights to convert the line of credit into Amax Gold Common Stock at a maximum price of $8.265 per share and a minimum price of $5.854 per share. The potential conversion to Common Stock could increase Cyprus Amax's ownership of Amax Gold's outstanding shares to slightly under 50 percent.

  At December 31, 1993, the subordinated loans outstanding to Oakbridge Limited from Cyprus Amax totaled $14 million. On January 31, 1994, Cyprus Amax advanced an additional $21 million to Oakbridge Limited which is convertible to Oakbridge Common Stock on certain terms and conditions.

- --------------------------------------------------------------------------------

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 16: Leases and Mineral Royalty Obligations

     Cyprus Amax leases mineral interests and various other types of properties, including draglines, shovels, longwalls, offices, computing services, and miscellaneous equipment. Certain of the Company's mineral leases require minimum annual royalty payments, whereas others provide only for royalties based on production.

     Accrued minimum royalties that are not expected to be recovered from future coal production consist of the following at December 31:

(In thousands)                        1993        1992
                                  --------    --------
Minimum Future Royalties          $114,554    $ 36,436
Less Inputed Interest              (40,630)    (17,212)
                                  --------    --------
Present Value of Payments           73,924      19,224
Less Current Portion Included
  in Accrued Royalties and
  Interest                          (7,363)         --
                                  --------    --------
Long-Term Portion Included in
  Other Noncurrent Liabilities
  and Deferred Credits            $ 66,561    $ 19,224
                                  ========    ========

     The increase in 1993 is a result of the merger with Amax.

     The Company's property held under capital leases, included in property, plant and equipment, and operating supplies inventory, consists of the following:

(In thousands)                        1993      1992
                                  --------   -------
Mining Equipment                  $51,311    $    --
Mine Facilities and Land            1,612         --
                                  -------    -------
                                   52,923         --
Less Accumulated Amortization     (24,701)        --
                                  -------    -------
                                  $28,222    $    --
                                  =======    =======

     Summarized below as of December 31, 1993, are future minimum rentals and royalties under noncancellable leases:

                                  Operating    Mineral    Capital
(In thousands)                     Leases     Royalties   Leases
                                  ---------   ---------   --------
1994                              $ 53,598    $ 16,440    $ 11,560
1995                                43,361      14,292      11,485
1996                                36,454      15,592      11,485
1997                                31,717      14,838      11,485
1998                                26,256      14,023      16,368
After 1998                          59,197      71,749      30,240
                                  --------    --------    --------
     Total Payments               $250,583    $146,934    $ 92,623
                                  ========    ========

Less Inputed Interest                                      (18,542)
                                                          --------
Present Value of Lease Payments                             74,081
Less Current Portion                                        (5,655)
                                                          --------
Capital Lease Obligations                                 $ 68,426
                                                          ========

     Rentals and mineral royalties charged to expense were as follows:


(In thousands)                       1993      1992      1991
                                  -------   -------   -------
Rental Expense                    $37,706   $34,885   $31,104
Mineral Royalties                 $37,329   $32,762   $37,887

- --------------------------------------------------------------------------------

Note 17: Cash Flow Information

     The Consolidated Statement of Cash Flows provides information about changes in cash and cash equivalents which have a maturity of three months or less when acquired. Net Cash Provided by Operating Activities reflects cash payments for interest and income taxes as shown below:

(In thousands)                       1993      1992      1991
                                  -------   -------   -------
Interest Paid (Net of
  Interest Capitalized
  and Interest Rate
  Swap Receipt)                   $58,563   $13,672   $ 18,191
Income Taxes Paid
  (Credited)                      $62,011   $10,538   $(15,239)

- --------------------------------------------------------------------------------

Note 18: Information by Industry Segment

     Cyprus Amax operates in three principal industry segments--Coal, Copper, and Other which supply mineral products primarily to the construction, automobile, steel, and utility industries. The financial information for these segments is presented below:

(In thousands)                                  1993         1992         1991
                                          ----------   ----------   ----------
Segment Revenue
  Coal                                    $  696,984   $  462,766   $  443,268
  Copper                                     831,744      887,334      912,230
  Other                                      234,818      291,273      301,019
                                          ----------   ----------   ----------
                                          $1,763,546   $1,641,373   $1,656,517
                                          ==========   ==========   ==========

Segment Operating Income (Loss)
  Coal                                    $  142,081   $ (266,553)  $    4,042
  Copper/1/                                   55,044       37,851      127,258
  Other                                       20,219      (29,276)     (33,369)
                                          ----------   ----------   ----------
                                             217,344     (257,978)      97,931

Corporate/1/                                 (59,921)     (49,559)     (36,133)
Interest, Net                                (34,379)     (13,337)     (11,581)
Gain (Loss) on Equity Investments              7,864       (7,840)       3,395
                                          ----------   ----------   ----------
Income (Loss) Before Income Taxes            130,908     (328,714)      53,612
Income Tax (Provision) Benefit               (30,739)      82,742      (10,868)
                                          ----------   ----------   ----------
Income (Loss) Before Cumulative Effect
  of Acccounting Changes                     100,169     (245,972)      42,744
Cumulative Effect of Accounting
  Changes/2/                                      --      (87,597)          --
                                          ----------   ----------   ----------
  Net Income (Loss)                       $  100,169   $ (333,569)  $   42,744
                                          ==========   ==========   ==========

CYPRESS AMAX MINERALS COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18: Information by Industry Segment
(Continued)

(In thousands)                1993         1992         1991
                        ----------   ----------   ----------
Identifiable
  Assets
    Coal                $2,454,369   $  318,454   $  610,303
    Copper/(1)/          1,856,699      838,565      774,851
    Other                  979,856      325,985      464,946
                        ----------   ----------   ----------
                         5,290,924    1,483,004    1,850,100
    Corporate/(1)/         334,268      226,405      134,276
                        ----------   ----------   ----------
                        $5,625,192   $1,709,409   $1,984,376
                        ==========   ==========   ==========

Capital
  Expenditures
    Coal                $   65,210   $   23,317   $   22,032
    Copper/(1)/            189,631       95,332      104,878
    Other                   20,336       30,348       61,790
    Corporate/(1)/           1,574          263        1,653
                        ----------   ----------   ----------
                        $  276,751   $  149,260   $  190,353
                        ==========   ==========   ==========

Depreciation,
  Depletion, and
  Amortization
   Coal                 $   55,692   $   35,173   $   38,326
   Copper/(1)/              63,434       56,886       45,818
   Other                    24,766       34,621       33,981
   Corporate/(1)/              982        1,030        1,279
                        ----------   ----------   ----------
                        $  144,874   $  127,710   $  119,404
                        ==========   ==========   ==========

Export Sales
    Coal                $   23,848   $   32,478   $   36,407
    Copper                 143,739      187,856      217,764
    Other                   15,763       20,490       25,124
                        ----------   ----------   ----------
                        $  183,350   $  240,824   $  279,295
                        ==========   ==========   ==========

     Lithium revenue, operating income, and identifiable assets were approximately 4 percent, 10 percent, and 3 percent of the respective Company totals for 1993. Gas revenue and income were immaterial, and identifiable assets were about 10 percent of the Company total for 1993.

     Financial information by geographic location for the past three years is presented below:

(In thousands)                1993         1992         1991
                        ----------   ----------   ----------
Revenue
    Domestic            $1,687,528   $1,537,796   $1,572,166
    Foreign                 76,018      103,577       84,351
                        ----------   ----------   ----------
                        $1,763,546   $1,641,373   $1,656,517
                        ==========   ==========   ==========

Operating
  Income (Loss)
    Domestic/(1)/       $  205,409   $ (259,822)  $   87,558
    Foreign                 11,935        1,844       10,373
                        ----------   ----------   ----------
                        $  217,344   $ (257,978)  $   97,931
                        ==========   ==========   ==========
Identifiable
  Assets
    Domestic            $5,502,221   $1,511,310   $1,757,985
    Foreign                122,971      198,099      226,391
                        ----------   ----------   ----------
                        $5,625,192   $1,709,409   $1,984,376
                        ==========   ==========   ==========

/(1)/ Cyprus Amax's Power operation was previously included with Corporate. In
      1993 it was included in the Copper segment and prior years' amounts have been restated to reflect this change.
/(2)/ Includes Postretirement Benefits (SFAS No. 106, "Employers' Accounting for
      Postretirement Benefits Other Than Pensions") and Postemployment Benefits (SFAS No. 112, "Employers' Accounting for Postemployment Benefits"), net
      of applicable taxes.
- --------------------------------------------------------------------------------

Note 19: Subsequent Event

      On March 1, 1994, Cyprus Amax reached an agreement with Union Pacific Resources Company, a subsidiary of Union Pacific Corporation, to sell all of its stock of Amax Oil & Gas Inc., for approximately $819 million. The sale, which has an effective date as of September 30, 1993, is expected to close by March 31, 1994, and will result in after-tax net proceeds to Cyprus Amax of at least $650 million.

- --------------------------------------------------------------------------------

Supplemental Financial Information

Quarterly Results (Unaudited)                                     1993
- -------------------------------------------------------------------------------------------
                                               First      Second        Third      Fourth
(In thousands except per share data)          Quarter     Quarter      Quarter     Quarter
- -------------------------------------------------------------------------------------------
Revenue                                       $374,687    $ 453,590    $393,607    $541,662
Segment Operating Income (Loss)               $ 30,189    $ 109,957    $ 35,605    $ 41,593
Net Income (Loss)                             $ 11,562    $  82,030    $ 14,264    $ (7,687)
Income (Loss) Applicable to Common Shares     $ 11,562    $  82,030    $ 14,264    $(10,007)
===========================================================================================
Earnings (Loss) Per Common Share:
  Primary                                     $    .24    $    1.73    $    .30    $   (.14)
  Fully Diluted                               $    .24    $    1.73    $    .30    $   (.14)
===========================================================================================
                                                                  1992
- -------------------------------------------------------------------------------------------
Revenue                                       $398,447    $ 403,572    $431,673    $407,681
Segment Operating Income (Loss)               $ 13,359    $(369,293)   $ 61,930    $ 36,026
Income (Loss) Before Cumulative
  Effect of Accounting Changes                $ (6,429)   $(293,552)   $ 39,760    $ 14,249
Net Income (Loss)                             $(94,026)   $(293,552)   $ 39,760    $ 14,249
Income (Loss) Applicable to Common Shares     $(97,712)   $(297,238)   $ 36,073    $ 14,249
===========================================================================================
Earnings (Loss) Per Common Share:
  Primary                                     $  (2.50)   $  (7.60)    $    .92    $    .31
  Fully Diluted                               $  (2.50)   $  (7.60)    $    .83    $    .30
===========================================================================================

     1993 results include revenue and an after-tax gain on the sale of Cyprus' bankruptcy claims against LTV of $16.0 million in the first quarter and $59.0 million in the second quarter. Fourth quarter 1993 includes essentially breakeven earnings for Amax operations and $24.9 million of after-tax indirect merger costs.

     First quarter of 1992 results reflect the cumulative effect of adopting SFAS No. 106 and SFAS No. 112 of $87.6 million after tax. In the second quarter of 1992, results include an after-tax charge of $315.0 million for the write-down of certain assets, provisions for associated liabilities, and various other charges as described in Note 4.

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
Supplemental Information (Continued)

Mineral Reserves and Selected Operating
Statistics (Unaudited)

     The following table presents reserves information of Cyprus as of December 31, 1989-1992, Cyprus Amax as of December 31, 1993, and selected operating statistics for the years then ended. Proved reserves represent those reserves that, under presently anticipated conditions, will be commercially recoverable from known mineral deposits with a high degree of certainty. Proved and probable reserves include reserves that are less well defined than proved reserves, but which have been indicated to exist on the basis of geological and engineering data. Reserve estimates were prepared by Cyprus Amax's engineers.

                                                                  1993       1992      1991       1990      1989
                                                              --------   --------  --------   --------  --------
Coal/(1)/
Proved and Probable Reserves (million tons)                    2,681.0      664.1     744.9      782.6     807.3
Production (million tons)                                         26.9       18.7      16.8       16.2      14.2
Average Sales Price (per ton)                                 $  20.80   $  23.88  $  24.63   $  24.95  $  27.09
                                                              --------   --------  --------   --------  --------
Copper/Molybdenum/(2)/
Proved and Probable Ore Reserves
    Copper (million tons)                                      1,597.5    1,616.9     995.3    1,035.0     983.1
      Average Grade (percent)                                      .38        .38       .41        .42       .44
    Molybdenum (million tons)                                    316.3       17.3     138.9      143.2     219.4
      Average Grade (percent)                                     .228       .116      .113       .111      .115
    Copper and Molybdenum (million tons)                         900.8      944.7     512.6      453.7     555.7
      Copper Average Grade (percent)                               .30        .30       .31        .34       .34
      Molybdenum Average Grade (percent)                          .032       .032      .033       .036      .037
    Saleable Product (billion pounds)
      Copper                                                      13.7       14.3        --         --        --
      Molybdenum                                                   2.0        0.8        --         --        --

Production
    Copper (million pounds)                                      631.6      662.3     644.2      640.1     594.2
    Molybdenum (million pounds)                                   28.2       40.3      36.1       53.2      58.0
Average Sales Price (per pound)
    Copper                                                    $    .94   $   1.04  $   1.06   $   1.20  $   1.27
    Molybdenum                                                $   2.32   $   2.18  $   2.35   $   2.81  $   3.34
                                                              --------   --------  --------   --------  --------
Lithium/(3)/
Proved Ore Reserves Lithium (thousand tons)                      396.7      386.8     391.3      382.2     386.9
Production Lithium Carbonate (million pounds)                     31.9       33.7      32.4       34.0      34.9
List Price (per pound) Lithium Carbonate                      $   1.96   $   1.91  $   1.83   $   1.73  $   1.63
                                                              --------   --------  --------   --------  --------
Iron Ore
Proved Ore Reserves (million long tons)                        1,200.3    1,209.9   1,213.8    1,219.8   1,227.9
Average Grade (percent)                                           24.2       24.2      24.1       24.3      24.3
Production (million long tons)                                     3.5        1.4       2.0        2.1        --
Average Published Price (per long ton)                        $  30.72   $  30.72  $  30.72   $  30.70        --
                                                              --------   --------  --------   --------  --------
Equity Companies/(4)/
Proved and Probable Reserves
    Coal (million tons)
      Oakbridge (100%)                                           358.7         --        --         --        --
      Cyprus Amax Share (40%)                                    143.5         --        --         --        --
    Gold (million contained ounces)
      Amax Gold Inc. (100%)                                        7.4         --        --         --        --
      Cyprus Amax Share (40%)                                      3.0         --        --         --        --
      Kubaka (100%)                                                2.3         --        --         --        --
      Cyprus Amax Share (45%)                                      1.0         --        --         --        --
                                                              --------   --------  --------   --------  --------

     Average sales price for Molybdenum represents annual averages of prices as published in Metals Week.

     Average published price for Iron Ore represents the price for 63 Iron Ore units per long ton as published in Skillings' Mining Review.

/(1)/The addition of over 2 billion tons to coal reserves in 1993 was due mostly to the merger with Amax on November 15, 1993, and the acquisition of the Cumberland mine in Pennsylvania. Production from former Amax operations was 6.4 million tons for the period November 15 through year end.

/(2)/Copper reserves, excluding production, increased by about 58 million tons primarily for SX-EW reserves added at Mineral Park. Molybdenum reserves increased because of the addition of the Amax properties, partially offset by the sale of Thompson Creek.

/(3)/The additions to Lithium reserves resulted from a drilling program at the Silver Peak, Nevada operation. Future production from reserves at the Kings Mountain property in North Carolina will probably be based on new or improved markets or the depletion of other reserves.

/(4)/Reserves for Equity Companies are shown at 100 percent for the operation or company. Cyprus Amax has a beneficial ownership equivalent to its percentage ownership in the venture which is shown on a separate line.

SUPPLEMENTAL INFORMATION ON PETROLEUM AND NATURAL GAS ACTIVITIES (UNAUDITED)

     Information required by the Financial Accounting Standards Board is given below. The reserve quantity data and standardized measure of discounted future net cash flows are unaudited.

Costs Incurred in producing activities are shown below and include amounts capitalized during the period November 15 through December 31, 1993:


(In millions)                                                         1993
- --------------------------------------------------------------------------
Property Acquisition
  Proved                                                           $    .1
  Unproved                                                              .7
                                                                   =======
Exploration                                                        $    .9
Development                                                        $   3.4
                                                                   =======
- --------------------------------------------------------------------------

Capitalized Costs are summarized below:


At December 31 (In millions)                                          1993
- --------------------------------------------------------------------------
Proved Properties                                                  $ 774.7
Unproved Properties                                                   17.1
                                                                   -------
                                                                     791.8
Accumulated depreciation and
  depletion                                                           (8.4)
                                                                   -------
Net Capitalized Costs                                              $ 783.4
                                                                   =======
- --------------------------------------------------------------------------

Results of Operations for the period November 15 through December 31, 1993 are summarized below:


(In millions)                                                         1993
- --------------------------------------------------------------------------
Revenue                                                            $  21.0
Production (lifting costs)                                            (7.4)
Exploration                                                            (.9)
Depreciation and Depletion                                            (8.2)
Income Tax Expense                                                    (1.6)
                                                                   -------
Results of Operations                                              $   2.9
                                                                   =======
- --------------------------------------------------------------------------

Reserve Quantities (Unaudited)

     Proved crude oil, natural gas, and natural gas liquids reserves are the estimated quantities of crude oil, natural gas, condensate, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty may be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed crude oil, natural gas and natural gas liquids reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.


Crude Oil (In thousands of barrels)                                   1993
- --------------------------------------------------------------------------
Proved Developed and Undeveloped Crude
  Oil Reserves
Purchase of Minerals in Place at November 15                         7,959
  Production                                                          (207)
                                                                   -------
Balance at December 31                                               7,752
                                                                   =======
Proved Developed Crude Oil Reserves
Balance at December 31                                               7,172
- --------------------------------------------------------------------------


Natural Gas (In millions of cubic feet)                               1993
- --------------------------------------------------------------------------
Proved Developed and Undeveloped Natural
  Gas Reserves
Purchase of Minerals in Place at November 15                       430,914
  Production                                                        (6,758)
                                                                   -------
Balance at December 31                                             424,156
                                                                   =======
Proved Developed Natural Gas Reserves
Balance at December 31                                             375,970
- --------------------------------------------------------------------------


Natural Gas Liquids (In thousands of barrels)                         1993
- --------------------------------------------------------------------------
Proved Developed and Undeveloped Natural
  Gas Liquids Reserves
Purchase of Minerals in Place at November 15                        34,468
  Production*                                                         (258)
                                                                   -------
Balance at December 31                                              34,210
                                                                   =======
Proved Developed Natural Gas Liquids Reserves
Balance at December 31                                              29,830

*Includes production of 211 (thousands of barrels) from Cyprus Amax's ownership interests in gas processing plants.
- --------------------------------------------------------------------------

                                                                            63

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES

Supplemental Information on Petroleum and Natural Gas Activities (Unaudited) (Continued)

   Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Crude Oil, Natural Gas and Natural Gas Liquids Reserves (Unaudited)

   These data measure the present value of estimated future net cash flows based on year-end prices, costs, and statutory tax rates (adjusted for permanent differences). Estimates were based on production forecasts and assumed current levels of costs and prices. Present value is derived by applying a 10 percent annual discount factor to future net cash flows. Changes in the present value of future net cash flows arise primarily from purchases and sales of reserves in place, changes to estimated proved reserves, changes in prices and accretion of the discount on values previously recorded. The estimates and assumptions cannot be precise and must be interpreted with caution.

- --------------------------------------------------

Standardized Measure of Discounted Future Net Cash
Flows (Unaudited)

(In millions)                                 1993
- --------------------------------------------------
Future Cash Inflows                       $1,424.2
Future Production and Development Costs     (534.4)
Future Income Tax Expense                   (203.0)
                                          --------
Future Net Cash Flows                        686.8
Discount--10%                               (344.1)
                                          --------
Discounted Future Net Cash Flows          $  342.7
                                          ========

- --------------------------------------------------


Changes in Discounted Future Net Cash Flows (Unaudited)

(In millions)                                      1993
- -------------------------------------------------------
Purchase of Reserves in Place at November 15   $  356.3
Sales, Less Production Costs                      (13.6)
                                               --------
Balance at December 31                         $  342.7
                                               ========

- -------------------------------------------------------

Stock Market Information

  Cyprus Amax Common Stock is traded on the New York Stock Exchange (NYSE) under the symbol "CYM." Cyprus Convertible Exchangeable Preferred Stock, Series B was traded on the NYSE under the symbol "CYMpr." The ranges of actual trade prices by quarters for the Common Stock and Preferred Stock, as reported by the NYSE, are set forth below.

Actual Trade Prices


                                           Common Stock
                             -------------------------------------------
                                   1993                    1992
                             -------------------------------------------
   Period                    High        Low         High        Low
                             -------------------     -------------------
   1st Quarter               $36 3/8     $30 3/4     $23 3/4     $18 1/2
   2nd Quarter               $33 1/8     $22 7/8     $28 1/2     $19
   3rd Quarter               $28 1/4     $23 3/8     $32         $26 5/8
   4th Quarter               $26 5/8     $21 1/4     $32         $25 3/4



                                      Series B Preferred Stock
                             -------------------------------------------
                                  1993                     1992
                             -------------------------------------------
   Period                    High        Low         High        Low
                             ---------------         -------------------
   1st Quarter                --          --         $52 1/4     $46
   2nd Quarter                --          --         $59 1/2     $49 3/4
   3rd Quarter                --          --         $64 3/4     $55 3/4
   4th Quarter/(1)/           --          --         $63 1/2     $53 3/4

/(1)/Through October 20, 1992

- --------------------------------------------------------------------------------

  In addition to its Common Stock, Cyprus Amax has 4,666,653 shares of $4.00 Series A Convertible Preferred Stock outstanding as of March 1, 1994. These shares are held by one registered shareholder. Each share of Series A Convertible Preferred Stock carries the right to receive a dividend of $4.00 per year. Dividends are paid out of funds legally available, therefore, on each March 1, June 1, September 1, and December 1, when, as and if declared by the Board of Directors. Due to the limited number of shareholders, there is no market in these shares.

  During 1993 Cyprus declared cash dividends amounting to $.80 per share on its Common Stock, and Cyprus Amax declared a regular quarterly dividend of $1.00 per share on the Series A Convertible Preferred Stock. During 1992 Cyprus declared cash dividends amounting to $.85 and $2.8125 per share on its Common Stock and Preferred Stock, respectively. All dividends were paid quarterly, except for an extra dividend of $.05 which was paid in December 1992 in addition to the Company's regular quarterly dividend of $.20 per share. On February 10, 1994, the Board of Directors of Cyprus Amax declared dividends of $.20 per share of the Common Stock for stockholders of record on April 11, 1994 and a regular quarterly dividend of $1.00 per share of Series A Convertible Preferred Stock for stockholders of record on February 11, 1994. The Board of Directors will continue to evaluate the Company's performance and the appropriateness of dividends. It is currently anticipated that dividends will continue to be paid during 1994.

  In October 1992 the Company called for redemption of all of its outstanding $3.75 Convertible Exchangeable Preferred Stock, Series B (Preferred Stock) at a redemption price of $52.25 per share. At the option of the holder prior to the close of business on October 21, 1992, the Preferred Stock was convertible into shares of the Company's Common Stock at a conversion price of $24.83 per share (or approximately 2.01 shares of Common Stock for each Preferred Share). As a result, 3,854,110 shares of Preferred Stock were converted to 7,759,853 shares of Common Stock. Fractional shares were paid in cash. Holders of 75,889 shares of Preferred Stock had their shares redeemed resulting in the issuance of 152,817 shares of Common Stock through an underwriter. On October 20, 1992, the last day that shares of Series B Preferred Stock were quoted on the NYSE, the last reported sales price was $58.00 per share.

  The closing trade price per share of the Common Stock on March 1, 1994, as reported by the NYSE was $29.875. As of March 1, 1994, the number of registered shareholders of Cyprus Amax Common Stock was approximately 63,800.


                                                                            65