Form 10-K, Exhibit 13
period 1994-12-31
CYPRUS AMAX MINERALS CO
filed 1995-03-28
CIK 769589

ENVIRONMENTAL

SOUND ENVIRONMENTAL PRACTICE IS A COMPANY-WIDE PRIORITY

Considerable attention is given to improving environmental management systems at Cyprus Amax. This ranges from programs of environmental awareness training for employees at operating locations to environmental performance audits coordinated by the corporate office. All are directed toward meeting the objectives outlined by our company-wide environmental policy. Environmental spending topped $107 million in 1994 and is expected to exceed $120 million in 1995.

In Kentucky, the State fish and wildlife agency, along with the University of Kentucky, worked with Cyprus Amax Coal Company at its Mountain Coals operations to develop a 16,000-acre wildlife management area that was dedicated in 1994.

In Colorado, Cyprus Amax Coal granted to the State a permanent conservation easement on more than 600 acres of prime winter range for elk, near Steamboat Springs.

At international projects, environmental studies continued at El Abra in Chile, Cerro Verde in Peru and Kubaka in the Magadan region of Russia. Cyprus Amax routinely undertakes environmental audits and assessments at all locations to ensure that good environmental engineering practices are incorporated at an early stage of new mine planning and development.

[Photo Appears Here]
Before and after reclamation of tailings slopes by four-legged organic soil builders (cows) at Miami, Arizona.

REPORTS OF MANAGEMENT AND INDEPENDENT ACCOUNTANTS

REPORT OF MANAGEMENT

The management of Cyprus Amax Minerals Company is responsible for the integrity and objectivity of the financial statements and other financial information contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles and include estimates that are based on management's best judgment.

  Cyprus Amax maintains an internal control system which includes formal policies and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. Cyprus Amax's internal audit function audits compliance with the internal control system and issues reports to Cyprus Amax's management and the Audit Committee of the Board of Directors.

  Cyprus Amax's financial statements have been audited by Price Waterhouse LLP, whose appointment is ratified by the shareholders at the annual shareholders' meeting. Price Waterhouse LLP conducted their audit in accordance with generally accepted auditing standards. These standards include an evaluation of the internal accounting controls in establishing the scope of audit testing necessary to allow them to render an independent professional opinion on the fairness of Cyprus Amax's financial statements.

  The Audit Committee of the Board of Directors, composed solely of directors who are not Cyprus Amax employees, meets periodically with representatives of management and Price Waterhouse LLP to review their work and ensure that they are properly discharging their responsibilities.

/s/ MILTON H. WARD
Milton H. Ward
Co-Chairman, President, and
Chief Executive Officer
(Principal Executive Officer)

/s/ GERALD J. MALYS
Gerald J. Malys
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

/s/ JOHN TARABA
John Taraba
Vice President and Controller
(Principal Accounting Officer)


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Cyprus Amax Minerals Company:

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Cyprus Amax Minerals Company and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Note 1 to the Consolidated Financial Statements, during 1992 the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 112, "Employers' Accounting for Postemployment Benefits," all retroactive to January 1, 1992.


/s/ PRICE WATERHOUSE LLP
Denver, Colorado
February 17, 1995

SELECTED FINANCIAL DATA/(1)/


(In millions except as noted and per share data)       1994    1993     1992      1991     1990    1989      1988    1987   1986
CONSOLIDATED STATEMENT OF OPERATIONS DATA
REVENUE                                              $2,788   $1,763   $1,641   $1,657   $1,866   $1,790   $1,327   $ 795   $ 811

COSTS AND EXPENSES
  Cost of Sales                                       2,083    1,333    1,286    1,323    1,423    1,241      921     628     639
  Selling and Administrative Expenses                    99       70       77       97       81      103       92      61      67
  Depreciation, Depletion, and Amortization             253      145      128      119      118       94       64      54      56
  Write-Downs                                            10        -      410       35       82        4        9       -       -
  Merger and Reorganization Expenses                     13       33       29        -        -        -        -       -       -
  Exploration Expense                                    23       25       19       21       14       15       12       9       8

    Total Costs and Expenses                          2,481    1,606    1,949    1,595    1,718    1,457    1,098     752     770

INCOME (LOSS) FROM OPERATIONS                           307      157     (308)      62      148      333      229      43      41
Other Income (Expense)
  Interest Income                                        17        7        3        5        8       13        6       2       4
  Interest Expense                                     (107)     (42)     (19)     (22)     (19)     (12)     (15)    (11)    (16)
  Capitalized Interest                                   16        1        3        5        -        -        -       -       -
  Gain (Loss) on Equity Investments and Other           (12)       8       (8)       4      (13)      (7)      (1)     (1)      -

Income (Loss) from Continuing Operations
 Before Income Taxes                                    221      131     (329)      54      124      327      219      33      29
  Income Tax (Provision) Benefit                        (55)     (31)      83      (11)     (13)     (92)     (49)     (7)     (8)

Income (Loss) from Continuing Operations                166      100     (246)      43      111      235      170      26      21
 Income from Operations of
  Discontinued Oil and Gas Division,
  Net of Applicable Taxes of $2                           9        -        -        -        -        -        -       -       -

Income (Loss) Before Cumulative Effect
 of Accounting Changes/(2)/                             175      100     (246)      43      111      235      170      26      21
  Cumulative Effect of Accounting Changes/(3)/            -        -      (88)       -        -      (70)       -       -       -

Net Income (Loss)                                       175      100     (334)      43      111      165      170      26      21
  Preferred Stock Dividends                             (18)      (2)     (11)     (15)     (15)     (15)      (6)      -       -

Income (Loss) Applicable to Common Shares            $  157   $   98   $ (345)  $   28   $   96   $  150   $  164   $  26   $  21

On November 15, 1993, Amax was merged into Cyprus, and therefore the 1994 results included a full year of Amax operations for revenue of $888 million whereas the 1993 results included Amax for the 47-day period following the merger. The 1994 results also included after-tax gains of $13 million for various special items, including: (i) $21 million gain on the sale of the Iron Ore business; (ii) $9 million gain on the sale of Cyprus Amax's interest in an Australian exploration project; (iii) $9 million charge for workforce reduction programs at two copper operations; and (iv) $8 million charge for a write-down of the Orchard Valley coal mine due to closure. The merger contributed revenue of $140 million for 1993, and the impact on earnings was immaterial, excluding indirect merger expenses. The 1993 results also included $104 million revenue and $75 million after-tax gain from the sale of Cyprus' LTV bankruptcy claims and $25 million after tax for indirect merger expenses. Cyprus sold its interest in the Selwyn and Golden Cross gold mines in the second quarter 1993 which had contributed approximately $30 million and $25 million to revenue annually, respectively. The combined earnings contribution was immaterial in 1992, and Selwyn contributed approximately $3 million to earnings annually for the 1988-92 period. In mid-1992, Cyprus sold its talc operations, which had contributed approximately $80 million to annual revenue since 1988. Talc earnings were immaterial except for after-tax write-downs of approximately $24 million in 1991 reflecting the pending sale. A copper scrap processing facility that was sold in late 1992 had approximately $65 million in annual revenue and immaterial earnings since its acquisition in 1989. In 1989, Cyprus made several acquisitions, including certain talc operations and Cyprus Northshore iron ore operations. In 1988, Cyprus acquired the Cyprus Miami copper operations and the lithium operations. In 1986, Cyprus acquired its Sierrita copper/molybdenum mine.

Selected Financial Data (Continued)/(1)/

(In millions except as
 noted and per share data)     1994       1993      1992        1991      1990        1989       1988        1987        1986
                             ------     ------     ------      ------     ------      -----     ------       -------    -------
PER SHARE DATA
Primary Earnings (Loss)
 Per Common Share
 Income (Loss) from
  Continuing Operations      $ 1.59     $ 1.85     $(6.31)     $ 0.72     $ 2.38      $ 5.67      $ 4.21      $ 0.68      $ 0.54
 Income from Operations of
  Discontinued
  Oil and Gas Division          .10          -         -            -          -           -           -           -           -
 Cumulative Effect of
  Accounting Changes              -          -      (2.15)          -          -       (1.80)          -           -           -
   Net Income (Loss)         $ 1.69     $ 1.85     $(8.46)     $ 0.72     $ 2.38      $ 3.87      $ 4.21      $ 0.68      $ 0.54
                             ------     ------     ------      ------     ------      ------      ------      ------      ------
Cash Dividends Per Common
 Share                       $ 0.90     $ 0.80     $ 0.85      $ 0.80     $ 0.80      $ 0.73      $ 0.20      $    -      $    -
                             ------     ------     ------      ------     ------      ------      ------      ------      ------
CONSOLIDATED BALANCE SHEET
 DATA
 Cash and Cash Equivalents   $  139     $   96     $  116      $   98     $   39      $   44      $  163      $    8      $   60
 Working Capital             $  423     $   41     $  336      $  299     $  336      $  251      $  343      $  243      $  235
 Total Assets                $5,407     $5,618     $1,709      $1,984     $1,919      $1,841      $1,651      $1,148      $1,106
 Long-Term Debt              $1,191     $1,278     $  232      $  239     $  246      $  108      $  120      $  115      $  115
 Capital Lease Obligations   $  200     $   69     $    -      $    -     $    -      $    -      $    -      $    -      $    -
 Shareholders' Equity        $2,329     $2,217     $  923      $1,290     $1,284      $1,294      $1,204      $  850      $  817
                             ------     ------     ------      ------     ------      ------      ------      ------      ------
OTHER FINANCIAL DATA
 Book Value Per Common
  Share                      $23.39     $22.49     $21.22      $30.23     $30.33      $28.69      $25.62      $21.95      $21.34
 Long-Term Debt/Total
  Capitalization               37.4%      37.8%      20.1%       15.6%      16.1%        7.7%        9.1%       12.0%       12.3%
 Current Ratio                1.7:1      1.0:1      2.2:1       2.0:1      2.5:1       2.0:1       2.6:1       3.5:1       3.4:1
 Cash Provided by
  Operations                 $  110     $   74     $  143      $  285     $  199      $  304      $  271      $   62      $   85
                             ------     ------     ------      ------     ------      ------      ------      ------      ------
CLOSING STOCK PRICE-COMMON
 STOCK/(4)/
 High                        $   33-1/8 $   36-3/8 $   32      $   25-3/8 $   28-1/2  $   33      $   24      $   20     $   16-1/2
 Low                         $   23-7/8 $   21-1/4 $   18-1/2  $   17-1/2 $   13-7/8  $   21-3/8  $   13-1/8  $    9-3/8 $    9-1/2
                             ------     ------     ------      ------     ------      ------      ------      ------      ------

/(1)/ Selected financial data reflects nine years of information subsequent to the Company's spin-off in July 1985.
/(2)/ Financial information reflects the after-tax gain of $13 million for various special items for 1994, an after-tax charge for 1993 indirect merger costs of $25 million, an after-tax gain of $75 million in 1993 for the sale of LTV claims, write-downs and other provisions of $315 million in 1992, $32 million in 1991, $63 million in 1990, $3 million in 1989, and $7 million in 1988. In addition, 1992 includes an after-tax charge of $23 million for reorganization expense.
/(3)/ In 1992 Cyprus adopted  SFAS No. 106, "Employers' Accounting for
     Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Cumulative effect adjustments are presented net of tax. Also in 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes." In 1990, Cyprus adopted SFAS No. 96, "Accounting for Income Taxes," retroactive to January 1, 1989. In adopting SFAS No. 96, Cyprus recorded a cumulative $70 million charge for periods prior to January 1, 1989.
/(4)/ Stock prices prior to June 1989 have been restated to reflect the stock split.

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1994

Cyprus Amax reported 1994 earnings of $175 million, or $1.69 per share compared to 1993 earnings of $100 million, or $1.85 per share and a 1992 loss of $334 million. The 1994 results included a net $13 million after-tax gain for the following special items: (i) $21 million gain on the sale of the Iron Ore business; (ii) $9 million gain on the sale of Cyprus Amax's interest in an Australian exploration project; (iii) $9 million charge for workforce reduction programs at two copper operations; and (iv) $8 million charge for a write-down of the Orchard Valley coal mine due to closure.

  The 1993 results included $25 million of after-tax indirect expenses resulting from the merger with Amax and $75 million after-tax income from the sale of Cyprus' LTV bankruptcy claims. Results for 1992 included after-tax charges of $426 million for write-downs, reorganization expense, and the cumulative effect of accounting changes.

SELECTED RESULTS (In millions except per share data)
                                                         1994    1993    1992
                                                        ------  ------  -------
Revenue                                                 $2,788  $1,763  $1,641
Net Income (Loss)                                       $  175  $  100  $ (334)
Earnings (Loss) per Share                                $1.69   $1.85  $(8.46)

NOTE: SUPPLEMENTAL DATA (In millions)
                                                         1994    1993    1992
                                                        ------  ------  ------
Special Items, Net of Tax-
  Income (Loss)                                         $   13  $   50  $ (426)
Net Income Excluding Special Items                      $  162  $   50  $   92

  Improved earnings in 1994 resulted from higher average copper realizations of 15 cents per pound, improved molybdenum results, lower copper cost of sales of 3 cents per pound, the inclusion of Amax operations for a full year and significant improvement in Cyprus Amax's Eastern coal operations. The decline in earnings per share reflects the impact of the shares issued to complete the merger.

  The earnings change in 1993 compared to 1992 was due principally to the absence of the 1992 write-downs, reorganization charge and accounting changes, and the 1993 LTV gain of $75 million, partially offset by 10 cents per pound lower 1993 average copper realizations and indirect merger costs.

  The 1992 charges to earnings included: (i) an after-tax charge of $315 million to recognize asset write-downs and other charges, reflecting weakened market conditions in certain regional coal markets and the steel industry; (ii) the adoption of new accounting standards for postretirement and postemployment benefits, resulting in an $88 million after-tax charge; and (iii) reorganization expense provisions totalling $23 million after tax primarily for company-wide personnel reductions.

  Revenue in 1994 of $2,788 million was 58 percent higher than the 1993 revenue of $1,763 million because of the inclusion of revenue from the former Amax operations of $888 million for a full year, higher copper realizations of 15 cents per pound, higher copper sales of 79 million pounds and increased molybdenum realizations of $1.15 per pound, partially offset by the absence of the $104 million sale of the LTV bankruptcy claims.

  The 1993 revenue of $1,763 million was seven percent higher than 1992 revenue of $1,641 million because of the inclusion of $140 million from the former Amax businesses and $104 million from the sale of the LTV bankruptcy claims, partially offset by lower copper revenue of $85 million due to lower copper prices and sales.

  The supplemental data presented herein is provided to explain further the Company's current operating results. Special Items are presented net of tax and are not necessarily infrequent or unusual in the mining industry.

CYPRUS AMAX MERGER-HISTORICAL AND CURRENT

On November 15, 1993, Amax Inc. (Amax) merged with and into Cyprus Minerals Company (Cyprus) to create one of the world's largest mining companies. The merged company was renamed Cyprus Amax Minerals Company (Cyprus Amax or the Company) and is headquartered in Englewood, Colorado.

  In the merger, each share of Common Stock of Amax was converted into one-half share of Common Stock of Cyprus Amax, resulting in the issuance of 44.4 million shares. Each share of Convertible Preferred Stock of Amax was converted into two-thirds share of Convertible Preferred Stock of Cyprus Amax, resulting in the issuance of 4.7 million shares. Immediately prior to the merger, Amax distributed to its common shareholders 21.8 million shares of Amax Gold Inc. (Amax Gold or AGI) Common Stock. As a result, Cyprus Amax retained 31.3 million shares of Amax Gold or approximately 40 percent. The business combination was accounted for as a purchase.

  Subsequent to the merger, the Company moved rapidly to integrate the two organizations. Restructuring and cost reductions related to the merger and other pre-merger cost reductions resulted in the elimination of more than 2,000 jobs and reduced the workforce to approximately 9,500 employees. This has been a two-year process, which has yielded pretax savings of $200 million a year.

SEGMENT RESULTS

Segment operating income is earnings before corporate overhead, interest, equity and other, and income taxes. This discussion should be read in conjunction with the Consolidated Financial Statements on pages 34 to 37, the information on write-downs in Note 4 and industry segments in Note 19 to the Consolidated Financial Statements, and the supplemental information on mineral reserves and selected operating statistics.

SUMMARY RESULTS (in millions)
                                            1994   1993    1992
                                            -----  -----  ------
Segment Operating Income (Loss)
 Copper/Molybdenum                          $ 206  $  55  $  38
 Coal                                         106    142   (267)
 Other                                         40     20    (29)
                                            -----  -----  -----
Total Segment Operating Income  (Loss)      $ 352  $ 217  $(258)
                                            =====  =====  =====

NOTE: SUPPLEMENTAL DATA (in millions)
                                             1994   1993   1992
                                            -----  -----  -----
Segment Earnings Excluding Special Items
 Copper/Molybdenum                          $ 219  $  55  $ 116
 Coal                                         116     41     41
 Other                                          1     20     12
                                            -----  -----  -----
Total Segment Earnings                      $ 336  $ 116  $ 169
                                            =====  =====  =====

        The Copper/Molybdenum operating income reached $206 million, which was $151 million higher than 1993 earnings of $55 million. Earnings improved due to higher copper realizations, improved molybdenum results and lower copper cost of sales, partially offset by a $13 million pretax charge for workforce reduction programs at Miami and Bagdad during the third quarter. Coal reported segment operating income of $106 million in 1994 compared to 1993 earnings of $142 million. The 1993 earnings included a $104 million pretax gain on the sale of the LTV bankruptcy claims and merger costs of $3 million. Operating earnings, excluding the 1993 special items, in 1994 were higher due primarily to the addition of the Amax operations and significant improvement in Cyprus Amax's eastern operations. Partially offsetting was a $10 million pretax write-down of the Orchard Valley mine. The Other segment (lithium, iron ore, exploration, and businesses sold/non-operating) reported operating income of $40 million compared to $20 million in 1993. Lithium earned a record $23 million in 1994. Iron Ore earnings were $34 million and included the $28 million pretax gain on the sale of the business in September 1994. Exploration expense of $12 million was $13 million lower than the 1993 expense due to the $11 million pretax gain on the sale of Cyprus Amax's interest in an Australian exploration project in the third quarter of 1994. Partially offsetting was the absence of $7 million of Gold income as a result of the sale of interests in two gold mines in 1993.

COPPER/MOLYBDENUM

SELECTED COPPER/MOLYBDENUM DATA (In millions)
                                                   1994   1993   1992
                                                 ------  -----  -----
Revenue                                          $1,327  $ 831  $ 887

Segment Operating Income                         $  206  $  55  $  38

Total Copper Production, Lbs.                       648    632    662
Total Copper Sales, Lbs.                            831    752    765
Produced Copper Sales, Lbs.                         645    647    608

Total Molybdenum Production, Lbs.                    57     28     40
Total Molybdenum Sales, Lbs.                         90     36     35
Produced Molybdenum Sales, Lbs.                      77     36     35

Average Copper Sales
 Realization, $/Lb.                              $ 1.09  $ .94  $1.04
Copper Cash Cost, $/Lb.                          $  .69  $ .72  $ .73
Copper Full Mine Cost, $/Lb.                     $  .77  $ .77  $ .78
Average Molybdenum
 Realization, $/Lb.                              $ 4.05  $2.90  $2.65

  The Copper/Molybdenum segment reported operating income of $206 million in 1994, $151 million higher than 1993 earnings of $55 million. The increase was attributed to higher copper realizations of 15 cents per pound, improved molybdenum results and lower copper cost of sales of three cents per pound, partially offset by a $13 million pretax charge for workforce reduction programs at Miami and Bagdad during the third quarter of 1994. The workforce reductions are projected to save approximately $10 million annually.

NOTE: SUPPLEMENTAL DATA (In millions)
                                                   1994   1993   1992
                                                 ------  -----  -----
Special Items-Earnings (Loss)                    $ (13)  $   -  $ (78)
Segment Earnings Excluding
 Special Items                                   $ 219   $  55  $ 116

  The 1994 Special Items were for the workforce reduction programs at Miami and Bagdad. The 1992 Special Items included $66 million for write-downs primarily for the Thompson Creek molybdenum operation in Idaho and $12 million for reorganization charges.

  Copper realizations in 1994 averaged $1.09 per pound for the year, which was 15 cents per pound higher than 1993. Cyprus Amax continued to buy copper puts to provide price protection, which ensures a minimum average realization on a London Metals Exchange (LME) basis of an average of $1.05 per pound on 250 million pounds for the second half of 1995, an average of 85 cents per pound on the remaining 1995 sales and an average of 90 cents per pound (LME basis) on about 600 million pounds for 1996. Additionally, in December 1994, Cyprus Amax sold forward 1995 production of 90 million pounds of copper on both the LME and COMEX with prices ranging from $1.24 (LME) to $1.30 (COMEX) per pound and 1996 production of 46 million pounds at a price of $1.07 (LME) per pound.

  For the year, net cash costs decreased to 69 cents compared to 72 cents per pound in 1993. The reduction was due primarily to increased by-product credits for molybdenum and benefits from cost reduction programs, partially offset by more representative ore grades mined at Bagdad and Sierrita in 1994 and cost inflation. Excluding the Cerro Verde development project and the Tohono test project, which increased average costs segment-wide by two cents per pound, full year 1994 cash costs would have been 67 cents per pound. Cost of sales declined three cents per pound to 78 cents in 1994. Also in 1994, the Arizona copper mines increased mining and milling productivity (tons per manshift) by 35 percent. Domestic copper production per employee increased 17 percent including by-product molybdenum equivalents. These improvements were a direct result of the truck and shovel fleet modernization program, mill expansions, continued workforce reductions and restructuring of production activities. Productivity increases, with their associated cost reductions, helped to offset the impact of lower ore grades at Bagdad and Sierrita in 1994 and will help mitigate the impact of expected lower grades and higher stripping ratios in 1995.

  Copper production totalled 648 million pounds for the year compared to 632 million pounds in 1993, due primarily to the addition of Cerro Verde and Tohono production, partially offset by the effect of lower copper grades at Bagdad and Sierrita. Copper production early in the year lagged expectations due to lingering effects of 1993 rains at Miami and initial start-up difficulties in expanding production at Bagdad and Sierrita. In early 1995, mill throughput at both operations was at or above planned capacity. In 1995, Cyprus Amax expects total copper production to increase to about 675 million pounds, even though the Company plans to temporarily forego some production of copper to increase molybdenum production at Sierrita.

  Cyprus Amax's copper reserves of approximately 23.8 billion pounds increased by nearly 74 percent from 13.7 billion pounds in 1993. The increase is due to the addition of El Abra and Cerro Verde reserves. Molybdenum reserves were 2.1 billion pounds at December 31, 1994.

  COMEX copper prices averaged $1.07 per pound for 1994 as prices increased dramatically in the fourth quarter. Refined copper demand in 1994 was strong. For the second year in a row, consumption by U.S. fabricators increased about 10 percent. In addition, strong demand growth in the United States and developing economies of eastern Asia, a better-than-expected recovery in Europe and a modest turnaround in Japan helped to boost refined copper consumption in the western world by more than five percent. Equally positive for the copper markets was the fact that refined copper production increased only about one percent in 1994. Overall, COMEX and LME combined inventories declined by about 50 percent during the year. Year-end 1994 exchange inventories were at the lowest level since mid-1992.

  Worldwide economic growth and strong copper market fundamentals continue to suggest a positive outlook. Western world refined copper demand is expected to increase by three to four percent in 1995, and the world copper market should be able to absorb probable increased growth in western production.

  Total copper sales of 831 million pounds were 79 million pounds higher than the 752 million pounds sold in 1993. Purchases of 186 million pounds to meet the timing of sales commitments were considerably higher than in 1993. Produced copper sales of 645 million pounds for 1994 were comparable to the 1993 produced sales of 647 million pounds. Copper inventories at year-end were slightly higher than the 1993 level but molybdenum inventories declined by 36 percent reflecting strong customer demand.

  Construction of a new electrorefinery at Miami was completed in October 1994, on schedule and on budget. The refinery is expected to make Cyprus Amax self-sufficient in refining and to lower cash costs by two cents per pound on company-wide production, when operating at full capacity. The Miami smelter operated essentially at design capacity when the process was uninterrupted by leaks in the off-take gas cooling hood. A smelter turnaround began in mid-January 1995, and full production resumed in mid-February. In addition to normal annual maintenance, the newly designed cooling hood was installed.

  At Cyprus Tohono, a test leach program is underway to evaluate the feasibility of a large open pit and SX-EW operation to exploit the 600 million ton copper resource. A feasibility study is expected to be completed by mid-year 1995 that may indicate potential production of more than 100 million pounds of copper cathode annually by the late 1990s.

  In June 1994, Cyprus Amax acquired a 51 percent interest in El Abra, a significant copper deposit in Chile, at a cost of $330 million. The total commitment to develop this world-class leachable oxide copper operation is about $1 billion, which will include approximately $300 million of subordinated shareholder loans from Cyprus Amax and approximately $700 million of limited recourse debt financing to be guaranteed by Cyprus Amax until project completion. The feasibility study is completed, and construction is underway. This oxide project has about 450 million tons of identified leach reserves (Cyprus Amax's share). It should produce annually about 250 million pounds of copper (Cyprus Amax's share) beginning in mid-1997. Once developed, Cyprus Amax expects initial cash costs over the first several years to be near 35 cents per pound. The average cash operating costs for the first ten years are projected at 42 cents per pound. Management expects that further drilling could add reserves to this project, creating potential to increase annual production, extend mine life and lower average operating costs. El Abra also holds longer-term sulfide ore production potential with currently identified resources of about 500 million tons with considerable opportunity for expansion. In addition, there is good exploration potential for additional deposits on our concession, which totals 33,000 acres.

  In March 1994, Cyprus Amax acquired approximately 91.5 percent of the shares of Sociedad Minera Cerro Verde, S.A. (Cerro Verde), a producing copper mine in southern Peru, at a cost of approximately $31 million. Cerro Verde is a large copper resource with over seven billion pounds of recoverable copper. A modernization and expansion program, which began in 1994, is designed to increase Cerro Verde's annual production rate to more than 100 million pounds of copper by late 1995, at an average cash cost around 50 cents per pound. Activities in 1994 included the replacement of the mine's mobile equipment fleet, the construction and commissioning of a tertiary crusher and agglomeration circuit, as well as the construction of new leach pads. Expansion and modernization activities will continue through 1995. A feasibility study has commenced to evaluate the economic viability of constructing a mill and concentrator to process the large sulfide ore reserve. The feasibility study is scheduled for completion at the end of 1995. Cyprus Amax's future investment at Cerro Verde is conditional, based upon the results of the feasibility study, stable copper prices, a stable political environment, and other conditions.

  Molybdenum operations earned $31 million for 1994 compared to a loss of $7 million in 1993. With the addition of the Henderson mine and increased by-product production, production increased to 57 million pounds from 28 million pounds, and produced sales increased to 77 million pounds from 36 million for the year. Higher production and the optimization of operations at the Henderson mine and all downstream operations reduced 1994 costs.

  Worldwide demand for molybdenum improved during 1994. Prices for molybdenum products increased gradually during 1994 with a substantial rise in the fourth quarter. However, because most of Cyprus Amax's business is priced one quarter ahead, the impact of these increases will not be realized until the first quarter of 1995. Average realizations for all Cyprus Amax molybdenum products are expected to increase about $3 per pound during the first quarter 1995, and demand is expected to remain strong during 1995. Cyprus Amax is continuing to increase production to meet growing customer demand and announced in February 1995 the reopening of the Climax mine in Colorado in the second quarter of 1995. As the world's largest producer of molybdenum-based products, Cyprus Amax anticipates a significant earnings improvement from higher molybdenum realizations in 1995.

  Changing worldwide supply and demand and related market perceptions can have a significant impact on copper and molybdenum prices and, as a consequence, Copper/Molybdenum segment earnings can be expected to fluctuate, excluding the effect of copper price protection programs. Each $.10 per pound change in Cyprus Climax's average annual copper realization or production cost results in a change in pretax income of approximately $70 million at expected 1995 production and sales levels. Put options in place for 1995 would offset partially the exposure to significant price decreases. Additionally, each $1.00 per pound change in average annual molybdenum realization or production cost results in a change in pretax income of approximately $80 million at expected 1995 production and sales levels.

COAL

SELECTED COAL DATA (In millions)
                                      1994    1993    1992
                                    ------  ------  ------
Revenue                             $1,248  $  697  $  463

Segment Operating Income (Loss)     $  106  $  142  $ (267)

Coal Production, Tons
 --Consolidated Coal Mines              75      27      19
 --Oakbridge (40% Share)                 4       2       -

Coal Sales, Tons
 --Eastern Mines                        28      13      10
 --Powder River Basin                   36       5       -
 --Western Mines                        12      10       9
                                    ------  ------  ------
   Total Sales                          76      28      19

 --Oakbridge (40% Share)                 5       3       -

Average Realization, $/Ton          $16.12  $20.80  $23.88
Average Cash Cost, $/Ton            $12.21  $17.09  $19.26
Average Unit Cost, $/Ton            $14.40  $18.92  $21.32

  Coal reported segment operating income of $106 million for the year compared to operating income of $142 million in 1993. The 1994 results included a $10 million pretax write-down of the Orchard Valley mine. The 1993 results included a pretax gain of $104 million on the sale of Cyprus' LTV bankruptcy claims and merger costs of $3 million. The 1992 full year earnings included write-downs of $304 million which reflected an outlook for continued weakness in certain regional coal markets and the steel industry, primarily for the Kentucky operations, the Empire mine in Colorado, and the LTV bankruptcy claims, and $4 million reorganization provision for Coal.

NOTE: SUPPLEMENTAL DATA (In millions)
                                      1994    1993    1992
                                    ------   -----  ------
Special Items-Earnings (Loss)        $ (10)  $ 101  $ (308)
Segment Earnings Excluding
 Special Items                       $ 116   $  41  $   41

  Excluding the Special Items, Coal earnings reached $116 million in 1994 and $41 million in 1993. Operating earnings in 1994 were higher due primarily to the addition of Amax operations and significant improvement in Cyprus Amax's Eastern operations.

  As a result of the merger, both coal production and sales of 79 million tons and 81 million tons, respectively, in 1994 were 50 million tons higher than 1993. During 1994, Cyprus Amax set 24 monthly production records. These included two world records at Twentymile for production from a single longwall. Additionally, seven mines set annual production records. Productivity improved 11 percent during 1994 over 1993, with further improvements expected in 1995. These improvements resulted from workforce reductions at all levels of the organization, work rule and scheduling changes stemming from the increased flexibility of the 1994 contract with the UMWA, re-deployment of haul trucks and mobile equipment to the Powder River Basin mines, and continuing investment in technology and automation.

  Additionally, average realization and average unit cost for 1994 both decreased from 1993 due to the inclusion of Amax Powder River Basin mines in Wyoming, which produce low-cost subbituminous coal. These mines accounted for nearly one-half of 1994's production. Margins, however, have been maintained due to continual focus on cost and productivity improvements.

  In general, coal markets remained strong during 1994 and should remain strong into 1995. Utility inventories remain low, and strong demand continues for compliance quality western coals, primarily from the Powder River Basin. Existing constraints on railroad haulage in the West, and to a lesser extent the East, should be alleviated by mid-to-late-1995 through the addition of locomotives, cars, and crews.

  Ninety-five percent of Cyprus Amax coal is marketed to electric utilities with the majority of customers in the United States. During 1994, Cyprus Amax committed to 39 contracts, ranging from two to ten years, for cumulative tons of more than 58 million, with annual tonnage of 23 million in 1995. The Company expects that 1995 production will increase to about 86 million tons, including Cyprus Amax's share of Oakbridge's production. Nearly 95 percent of 1995 domestic production is committed for sale, with 75 percent to be shipped under contracts of one year or longer.

  Cyprus Amax's coal reserves totalled 2.7 billion tons (including Cyprus Amax's share of Oakbridge) at December 31, 1994. 1.7 billion tons of domestic reserves are developed and assigned to operating mines and are composed of approximately 65 percent compliance coal, 19 percent low sulfur coal, and the remainder high sulfur coal. Additionally, 84 percent of the Company's developed domestic coal reserves satisfy the 2.5 pound sulfur dioxide Phase I (low sulfur) standard of the Clean Air Act effective in 1995, and over 65 percent satisfy the 1.2 pound sulfur dioxide Phase II (compliance) standard effective in 2000. This large reserve base of compliance and low sulfur coal, in addition to diverse geographical locations, provides Cyprus Amax with the resources and market access to be a long-term competitive coal company.

  During 1993, Cyprus acquired all of the voting stock of McIlwraith McEacharn Ltd. of Sydney, Australia, which owned approximately 40 percent of Oakbridge Limited, an Australian coal company. Through operation of Oakbridge, Cyprus Amax has a significant presence in the rapidly growing market for utility steam coal in the Pacific Rim. Oakbridge projects expansion of its existing mines from present production of 11 million tons to over 15 million tons by 1997. In addition, Cyprus purchased U.S. Steel Mining Co., Inc.'s Cumberland mine in Pennsylvania and combined Cumberland's existing facilities with Cyprus' adjacent undeveloped coal reserves near its Emerald mine.

  Earnings from Cyprus Amax's Coal operations in 1993, excluding the Special Items, were comparable to 1992. However, there were lower average realizations in the West partially offset by higher production and resultant lowered unit costs and the contribution from the former Amax operations. Lower realizations were due primarily to a higher percentage of lower priced spot market sales. In the East, lower earnings due to poor geologic conditions earlier in the year in Pennsylvania and a supply disruption due to the effects of Midwest flooding were offset partially by lower unit costs.

OTHER

SELECTED RESULTS (In millions)
                                     1994    1993    1992
                                    -----   -----   -----
Lithium                             $  23   $  22   $  23
Iron Ore                               34      13     (36)
Businesses Sold/Non-Operating          (5)     10       3
Exploration                           (12)    (25)    (19)
                                    -----   -----   -----
 Segment Operating Income (Loss)    $  40   $  20   $ (29)
                                    =====   =====   =====

  Other, which includes Lithium, Iron Ore, Exploration, and Businesses Sold/Non-Operating, had combined earnings for 1994 of $40 million compared to earnings of $20 million in 1993. Lithium earned a record $23 million in 1994, $1 million higher than in 1993. Strengthening in the aluminum, glass and ceramics industries resulted in increased demand for lithium carbonate during 1994. In addition, more concentrated marketing strategies resulting in higher downstream product sales, and the firming of economies in Europe and the Far East also contributed to Lithium's strong 1994 results. During the year, the Lithium division incurred a $3 million charge to earnings to reorganize its U.S. operations and further strengthen its position as the industry leader and low-cost producer. As a result, the U.S. workforce will be reduced by 25 percent and operating sites consolidated from seven to three locations. Cost savings projected from these actions are over $4 million annually, of which $2 million were realized in 1994.

  On September 30, 1994, Cyprus Amax sold its Northshore iron ore mine and processing facilities and the adjacent power plant to Cleveland-Cliffs Inc. for cash proceeds of $94 million and other possible contingent payments. Iron Ore earnings were $34 million and included the $28 million pretax gain on the sale of the business in September 1994. Iron Ore earnings in 1993 were $13 million.

  Businesses Sold/Non-Operating earnings in 1994 were lower as Cyprus sold its South Pacific gold operations in the first half of 1993 and closed its Copperstone gold operation in Arizona, which had exhausted its economic reserves. Also included in 1994 Other earnings is certain employee retirement costs for certain nonoperating entities assumed as part of the Amax merger. Exploration expense of $12 million was $13 million lower than the 1993 expense of $25 million due to the $11 million pretax gain on the sale of our interest in an Australian exploration project in the third quarter of 1994. Exploration expenditures primarily related to projects in Canada, the United States, Mexico, Panama, Peru, Chile, Australia and Guinea.

NOTE: SUPPLEMENTAL DATA (In millions)
                                          1994     1993    1992
                                         ------  ------  ------
Special Items-Earnings (Loss)            $  39   $    -   $ (41)
Segment Earnings (Loss) Excluding
 Special Items
      Lithium                            $  23   $  22    $  23
      Iron Ore                               6      13       (5)
      Businesses Sold/Non-Operating         (5)     10       13
      Exploration                          (23)    (25)     (19)
                                         -----   -----    -----
 Total                                   $   1   $  20    $  12
                                         =====   =====    =====

  Segment income of $20 million in 1993 increased $49 million compared to a loss of $29 million in 1992. Results for 1992 included a $31 million charge for the write-down of iron ore assets and $10 million of reorganization expenses. Excluding the write-downs, Other earnings were $8 million greater than 1992 earnings of $12 million due to Iron Ore, which operated at a much higher production rate resulting in lower unit costs, reflecting higher sales volumes.

CORPORATE AND OTHER

Corporate expenses for 1994 totalled $45 million compared to $60 million in 1993. Excluding the merger and reorganization costs of $30 million, 1993 corporate expenses totalled $30 million. Expenses increased in 1994 due to the incremental cost of the combined Cyprus Amax entity, an increase in stock appreciation rights and incentive compensation, and cost inflation.

  Corporate expenses in 1992 were $50 million, which included $14 million of reorganization expense. Excluding the merger and reorganization costs, 1993 expense was $6 million lower than the 1992 expense of $36 million, due primarily to lower stock appreciation rights and lower employee related expenses.

  Net interest expense of $74 million for 1994 increased $40 million compared with 1993 reflecting the assumption of Amax's debt assumed in the merger. In addition, capitalized interest increased $15 million versus 1993 due to El Abra mine development and the construction of the Miami refinery. Net interest expense in 1993 compared to 1992 increased $21 million due to: inclusion of interest expense on the Amax debt for 47 days, issuance in February and October 1993 of $150 million, 8 3/8 percent debentures due 2023, and $250 million 6 5/8 percent notes due 2005, respectively, and lower capitalized interest due to the 1992 completion of the Miami smelter expansion project.

  The loss on equity investments was $12 million in 1994 compared to equity earnings of $8 million in 1993. Cyprus Amax's equity share in Oakbridge's and Amax Gold's 1994 losses were $1 million and $12 million, respectively. During 1994, Amax Gold focussed on cost reductions and reduced its cash costs by 12 percent and overhead expense by 18 percent. Cyprus Amax provided a $100 million convertible line of credit, which was approved by Amax Gold's shareholders. In February 1995, Cyprus Amax signed a commitment letter whereby the Company will provide AGI with an additional $80 million in revolving credits, subject to AGI shareholder approval. Cyprus Amax also purchased an additional 3 million shares for $21 million, increasing its ownership to 42 percent, which Amax Gold used to retire debt. In 1994, Cyprus Amax established a joint exploration agreement to explore for gold with Amax Gold. The agreement provides to Cyprus Amax a 75 percent interest and to Amax Gold a 25 percent interest in gold prospects resulting from future exploration. Amax Gold has a right of first refusal from Cyprus Amax to purchase and develop gold deposits, and Cyprus Amax has a similar right from Amax Gold with respect to base metals. Each party funds work in proportion to its interest, and Cyprus Amax provides staffing and management. Additionally, at December 31, 1994, Cyprus Amax had a 45 percent interest in the Kubaka gold project, which was increased to 50 percent in early 1995.

  Equity Income in 1993 included equity earnings of $4 million for Oakbridge, which resulted primarily from unrealized gains on foreign currency hedging, $6 million of earnings in various minor equity investments, partially offset by an equity loss of $2 million for Amax Gold for the period following the merger.

  While general inflation rates have remained steady at about three percent per year over the past three years, inflation has continued to affect costs. Higher costs for compensation, benefits, and environmental compliance, coupled with inflation of certain supplies and service costs, continue to increase mine operating costs. Most of Cyprus Amax's products are commodity and market based and, therefore, do not perform consistent with inflation. The Company is continuing specific programs, employing capital and leveraging purchases to more than offset these increases, as well as establishing process innovation teams to increase productivity and reduce costs.

DISCONTINUED OPERATIONS

Discontinued Operations included income from Oil and Gas for the first quarter of 1994 of $7 million after-tax and a $2 million after-tax gain on the sale of Cyprus-owned oil and gas assets. On March 31, 1994, Cyprus Amax sold its Oil and Gas business to Union Pacific Resources Company for approximately $819 million in gross proceeds. The allocation of the purchase price to the acquired Amax Oil and Gas assets was adjusted so that no gain or loss was recognized on this sale.





ENVIRONMENTAL

Improving environmental performance is a continuing objective of Cyprus Amax, and good progress has been made in the face of increasingly complex environmental regulations. Cyprus Amax promotes sound environmental practice as an ongoing and integral part of day-to-day business activities. During 1994, Cyprus Amax spent approximately $107 million in operating costs and capital expenditures for reclamation, remediation, and environmental compliance compared to 1993 environmental expenditures of about $44 million with the increase principally a result of the merger. Environmental expenditures in 1995 should rise to about $120 million with the increase from 1994 largely attributable to higher costs for environmental remediation at former Amax locations and increased spending at Arizona copper operations for facility improvements needed to comply with Arizona's aquifer protection program.

  At December 31, 1994, Cyprus Amax had accruals of approximately $404 million for expected future mine closure, reclamation, and environmental remediation liabilities compared to accruals of $372 million at year-end 1993. The increase from 1993 is primarily due to the availability of additional information to quantify further known environmental liabilities at former Amax locations and normal additions to the reclamation reserves from coal and metal production in 1994. Significant components of the year-end 1994 accrual include $108 million for environmental remediation at Superfund and other sites and $296 million for future reclamation and for closure of discontinued or previously sold operations. The reserve for future reclamation and closure includes $145 million for coal mines and $151 million for copper and other metals mines. A significant element of the copper and other metals reclamation reserves is $59 million for the Climax mine, down from $89 million at the end of 1993 due to charges to the reserve for tailings capping work in 1994 and adjustments based on revised business plans, which include reopening the mine. The Climax reserve amount represents Cyprus Amax's best estimate of reasonably likely costs for reclamation, tailings drainage, and water diversion and treatment costs at the time of closure.

  Cyprus Amax or its subsidiaries have been advised by the Environmental Protection Agency ("EPA") and several State environmental agencies that they may be liable under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA")or similar State laws and regulations ("Superfund"), for costs of correcting environmental hazards at a number of sites which have been or are being investigated by the EPA or States to establish whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions. Cyprus Amax has considered the probable liability at each of these sites in establishing the aggregate Superfund reserves of $108 million. The Company estimates the cost range of reasonably possible outcomes for all sites to be $70 million to $230 million. Certain Superfund sites and mine reclamation liabilities also are discussed in Note 15 to the Consolidated Financial Statements.

  Cyprus Amax is continuing to conduct remediation studies at the Cannelton Tannery site under provisions of Administrative Orders on Consent from the Environmental Protection Agency first issued to Amax in 1991. This Superfund site, located along the St. Marys River in the city of Sault Ste. Marie, Michigan, has elevated levels of metals in soils as a result of tannery operations which ended in about 1958. The site was acquired with Amax's acquisition of Cannelton coal operations and Cyprus Amax Coal Company is the only identified potentially responsible party (PRP). Although Cyprus Amax believes that less costly remediation of this site is possible, adequate reserves have been established as part of the aggregate to implement the EPA's identified remedial action.

  Cyprus Foote Mineral Company's closed Frazer, Pennsylvania, facility is listed as a CERCLA Superfund site on the EPA's National Priority List as a consequence of groundwater contamination identified at the location. Production operations at Frazer ceased in 1991, and since then, significant surface facility cleanup has been completed. In addition, extensive environmental investigations of the site are continuing. Further investigations are awaiting coordination with the EPA, and until such investigations are completed and a remediation plan agreed to, the cost of remediation is not reasonably estimable.

  Cyprus Amax and other companies, in conjunction with the Arizona Department of Environmental Quality's Water Quality Assurance Revolving Fund program, continued remediation and assessment of groundwater quality at Pinal Creek near Miami, Arizona, throughout 1994. The ongoing program, initiated in 1989, has resulted in continued improvement of subsurface water quality in the area. Cyprus Amax's current expenditures for its portion of the remediation effort at Pinal Creek are approximately $2 million per year and are expected to continue at this level until 1996 when the assessment phase is expected to be completed. While the adequacy of current remedial efforts and the allocation of expenditures among responsible parties will not be known until the assessment phase is completed, the 1993 completion of risk assessment studies allowed further definition of probable costs for continued study and treatment.

  Cyprus Amax is continuing to conduct environmental remediation and re-develop the Carteret, New Jersey site, a former copper smelting and metals refining operation, under provisions of an Administrative Consent Order ("ACO") Amax first signed with the State of New Jersey in 1988. Significant progress was made in 1994, and about two-thirds of the site is occupied by warehouses. Site re-development to warehouses and possible future asset sales are expected to significantly offset the remediation costs; however, offsets have not been recognized in establishing the reserve.

  Cyprus Amax entered into an Administrative Order on Consent and Cost Participation Agreement in 1992 with the State of New Mexico concerning the Tererro Mine and El Molino Mill sites near the Pecos River in New Mexico. Cyprus Amax has initiated a stabilization and remediation program at the sites for mining wastes resulting from the 1930s operation of the mine and mill by a subsidiary of the former American Metal Company. As the current owner of the property, the State has a 20 percent share of the environmental remediation costs.

LIQUIDITY AND CAPITAL RESOURCES

Cyprus Amax continues to maintain a strong financial position with a long-term debt to total capitalization of 37 percent, a ratio of current assets to current liabilities of 1.7 to 1.0, and a cash balance of $139 million at December 31, 1994.

  During 1994, operating activities generated $331 million before changes in working capital and capital expenditures, and $915 million from the sale of Oil and Gas, Iron Ore and other assets, which was sufficient to finance the cash requirements of $101 million for dividends, $361 million for two major copper acquisitions, capital expenditures of $359 million excluding capitalized interest, and working capital increases of $382 million. In 1994, Cyprus Amax acquired a 51 percent interest in El Abra for $330 million and a 91.5 percent interest in Cerro Verde for $31 million. Also in 1994, Cyprus Amax sold its non-core Oil and Gas business for approximately $819 million in gross proceeds and its Northshore iron ore mine and processing facilities and the adjacent power plant for cash proceeds of $94 million.

  On December 29, 1994, Cyprus Amax closed a sale and leaseback transaction for mobile mining equipment and a longwall mining system with proceeds of $156 million. Proceeds from this transaction were used to retire $150 million of 14 1/2 percent notes which were due in December 1994.

  In June 1994, Cyprus Amax filed a universal shelf registration statement with the Securities and Exchange Commission that will enable the Company to sell an aggregate of up to $500 million of equity and/or debt securities. This shelf registration statement is intended to promote Cyprus Amax's financial flexibility and the ability to access the markets on a timely basis. As of December 31, 1994, no securities had been offered or sold under the shelf.

  Non-cash working capital increased to $284 million during 1994 from a negative $55 million in 1993. The current portion of long-term debt decreased by $154 million primarily from the repayment of $150 million of 14 1/2 percent notes in December 1994. Accounts payable and accrued liabilities decreased $152 million due to a $73 million federal royalty settlement with Minerals Management Service, and the absence of Oil and Gas and Iron Ore's payables and accrued liabilities of $64 million.

  In 1994, capital expenditures, excluding capitalized interest, totalled $359 million for expansion and cost reduction investments, development and sustaining projects. Total capital for Copper/Molybdenum was about $234 million, excluding El Abra and Cerro Verde acquisitions. Capital to complete the new electrorefinery at the Miami, Arizona, mine was $60 million. The modernization and expansion program underway at Cerro Verde totalled $36 million. Additionally, the cost for 240-ton haul trucks for the Miami and Sierrita mines was $16 million.

  Coal capital expenditures of $116 million in 1994 included new haul trucks and mobile equipment at Belle Ayr and Eagle Butte, a new longwall unit at Cumberland, and initial spending on a wash plant facility and a new armored face conveyor at Twentymile.

  Projected capital spending in 1995 is expected to be approximately $600 million, with Copper/Molybdenum capital expenditures estimated at $435 million. Major expenditures include about $200 million for continued development of the oxide ore body at El Abra and about $80 million for the SX-EW and leach plant expansion at Cerro Verde. The total commitment to develop the El Abra oxide ore body is $1 billion, which will include approximately $300 million of subordinated shareholder loans from Cyprus Amax and approximately $700 million of limited recourse debt financing, to be guaranteed by Cyprus Amax until project completion. Cyprus Amax's planned future commitment in Cerro Verde, including the $80 million, is approximately $375 million, which is conditional based upon a favorable feasibility study to develop a modern milling facility, stable copper prices, a stable political environment and other conditions. The Company expects to obtain project financing for the El Abra project and the Cerro Verde expansion in 1995, which would finance the majority of these capital expenditures. In addition, approximately $40 million will be spent to purchase additional new trucks, shovels and other mining equipment at the Arizona copper mines. Coal expects to spend approximately $145 million in 1995, including about $35 million in Wyoming primarily for new mining equipment, about $45 million in Colorado primarily for continuous haulage systems and other equipment to improve productivity, and $35 million in Pennsylvania primarily for longwall and continuous miner projects. In addition, potential investments of about $60 million may be required in 1995, including a $40 million loan to Amax Gold for new mine development and about $15 million for the Kubaka gold project in Russia.

  In December 1993, Cyprus Amax signed a new $1 billion credit facility with a group of 36 banks to be used for general corporate purposes, including the attainment of Cyprus Amax's growth plans over the next several years. The term of the Revolving Credit Agreement is four years, and interest rates are determined by a competitive bid process or at a fixed margin over various indices. As of December 31, 1994, Cyprus Amax had no loans outstanding under this agreement.

  During 1995, Cyprus Amax expects to be able to provide sufficient funds for general corporate purposes, including capital expenditures, acquisitions, and financial restructuring through internally generated funds and existing or new borrowings, including project financing for El Abra and Cerro Verde.

  Cyprus Amax paid regular dividends of $.80 per common share and $4.00 per preferred share during 1994. Cyprus Amax also paid a special dividend of ten cents per common share in the fourth quarter reflecting its confidence in the progress underway and its view of the strong and profitable growth ahead for the Company.

  In February 1995, Cyprus Amax signed a commitment letter whereby the Company will provide AGI with an additional $80 million in revolving credits which may be repaid with the issuance of AGI Convertible Preferred Stock. Both companies have conversion rights that permit conversion of the line of credit into Amax Gold Common Stock, with Cyprus Amax's conversion right at $5.362 per share and Amax Gold's conversion right at $4.196 per share. This new revolving credit is subject to approval by the shareholders of Amax Gold.

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31 (In millions except per share data)      1994     1993     1992
                                                               -------  -------  -------
Revenue                                                         $2,788   $1,763   $1,641
                                                               -------  -------  -------
COSTS AND EXPENSES
  Cost of Sales                                                  2,083    1,333    1,286
  Selling and Administrative Expenses                               99       70       77
  Depreciation, Depletion, and Amortization                        253      145      128
  Write-Downs                                                       10        -      410
  Merger and Reorganization Expenses                                13       33       29
  Exploration Expense                                               23       25       19
                                                               -------  -------  -------
TOTAL COSTS AND EXPENSES                                         2,481    1,606    1,949
                                                               -------  -------  -------
INCOME (LOSS) FROM OPERATIONS                                      307      157     (308)
OTHER INCOME (EXPENSE)
  Interest Income                                                   17        7        3
  Interest Expense                                                (107)     (42)     (19)
  Capitalized Interest                                              16        1        3
  Gain (Loss) on Equity Investments and Other                      (12)       8       (8)
                                                               -------  -------  -------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
 INCOME TAXES                                                      221      131     (329)
  Income Tax (Provision) Benefit                                   (55)     (31)      83
                                                               -------  -------  -------
INCOME (LOSS) FROM CONTINUING OPERATIONS                           166      100     (246)
  Income from Operations of Discontinued Oil and
   Gas Division,
   Net of Applicable Taxes of $2                                     9        -        -
                                                               -------  -------  -------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
 ACCOUNTING CHANGES                                                175      100     (246)
  Cumulative Effect of Accounting Changes for
   Benefits, Net of Tax of $29                                       -        -      (88)
                                                               -------  -------  -------
NET INCOME (LOSS)                                                  175      100     (334)
  Preferred Stock Dividends                                        (18)      (2)     (11)
                                                               -------  -------  -------
INCOME (LOSS) APPLICABLE TO COMMON SHARES                       $  157   $   98   $ (345)
                                                               -------  -------  -------
EARNINGS (LOSS) PER COMMON SHARE
  Primary and Fully Diluted/(1)/
   Income (Loss) from Continuing Operations                      $1.59    $1.85   $(6.31)
   Income from Operations of Discontinued Oil and
    Gas Division, Net of Taxes                                     .10        -        -
   Cumulative Effect of Accounting Changes for
    Benefits, Net of Taxes                                           -        -    (2.15)
                                                               -------  -------  -------
                                                                 $1.69    $1.85   $(8.46)
                                                               -------  -------  -------
Weighted Average Common Shares Outstanding
   Primary                                                          93       53       41
   Fully Diluted                                                   102       54       48

/(1)/ Fully diluted earnings per share were anti-dilutive in 1994 and 1992 and were less than three percent different than primary earnings per share in 1993.

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEET


At December 31 (In millions except share amounts)               1994     1993
                                                               ------   ------
ASSETS
CURRENT ASSETS
  Cash and Cash Equivalents                                    $  139   $   96
  Accounts and Notes Receivable, Net                              350      385
  Inventories                                                     453      462
  Prepaid Expenses                                                 73       58
  Deferred Income Taxes                                            26        -
                                                               ------   ------
    Total Current Assets                                        1,041    1,001
                                                               ------   ------
PROPERTIES-AT COST, NET                                         3,925    4,334
OTHER ASSETS                                                      441      283
                                                               ------   ------
TOTAL ASSETS                                                   $5,407   $5,618
                                                               ------   ------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current Portion of Long-Term Debt                            $   21   $  180
  Current Portion of Production Payments                           47       42
  Accounts Payable                                                144      187
  Accrued Payroll and Benefits                                     92       98
  Accrued Royalties and Interest                                   36      118
  Other Accrued Liabilities                                       142      163
  Taxes Payable, Other Than Income Taxes                           61       64
  Income Taxes Payable                                             57       88
  Dividends Payable                                                18       20
                                                               ------   ------
    Total Current Liabilities                                     618      960
                                                               ------   ------
NONCURRENT LIABILITIES AND DEFERRED CREDITS
  Long-Term Debt                                                  955      995
  Production Payments                                             236      283
  Capital Lease Obligations                                       200       69
  Deferred Employee and Retiree Benefits                          405      435
  Deferred Closure, Reclamation, and Environmental                368      358
  Deferred Income Taxes                                           125      172
  Other                                                           171      129
  Commitments and Contingencies (Notes 15 and 17)                   -        -
                                                               ------   ------
    Total Noncurrent Liabilities and Deferred Credits           2,460    2,441
                                                               ------   ------
SHAREHOLDERS' EQUITY
  Preferred Stock, $1 Par Value, 20,000,000 Shares
   Authorized:
    $4.00 Series A Convertible Stock, $50 Stated Value,
    4,666,635 Shares Issued in 1994 and 4,666,653 in 1993           5        5
  Common Stock, Without Par Value, 150,000,000 Shares
   Authorized,
    96,026,546 Shares Issued in 1994 and 96,027,224 in 1993         1        1
  Paid-In Surplus                                               2,962    2,962
  Accumulated Deficit                                            (496)    (571)
  Foreign Currency Translation Adjustment                           6       (2)
                                                               ------   ------
                                                                2,478    2,395
  Treasury Stock at Cost, 3,460,078 Shares in 1994 and
   4,491,112 in 1993                                              (80)    (103)
  Loan to Savings Plan                                            (69)     (75)
                                                               ------   ------
    Total Shareholders' Equity                                  2,329    2,217
                                                               ------   ------
Total Liabilities and Shareholders' Equity                     $5,407   $5,618
                                                               ------   ------

The accompanying notes are an integral part of these statements.

cONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31 (In millions)                        1994    1993    1992
                                                           -----   -----   -----
CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income (Loss) from Continuing Operations              $ 166   $ 100   $(334)
 Adjustments to Reconcile Net Income (Loss) to Net
  Cash Provided by Continuing Operations:
   Cumulative Effect of Accounting Changes                     -       -      88
   Depreciation, Depletion, and Amortization                 253     145     128
   Write-Downs                                                10       -     410
   Deferred Income Taxes                                     (30)     20     (95)
   Gain on Sale of Assets and LTV Claim                      (43)   (109)      -
   Issuance of Stock for Employee Benefits                    20       8       7
   Other, Net                                                 39      11      24
 Changes in Assets and Liabilities Net of Effects from
  Businesses Acquired/Sold:
   Increase in Receivables                                   (21)    (36)    (28)
   (Increase) Decrease in Inventories                         (9)     47     (25)
   Increase in Prepaid Expenses                              (29)    (25)     (1)
   Decrease in Current Liabilities                          (100)    (57)     (8)
   Increase in Other Assets                                  (35)    (17)    (18)
   Decrease in Other Liabilities                             (70)    (13)     (5)
                                                           -----   -----   -----
NET CASH PROVIDED BY CONTINUING OPERATIONS                   151      74     143
Net Income from Discontinued Operations                        9       -       -
Adjustments to Reconcile Net Income to Net Cash Provided
 by Discontinued Operations:
   Depreciation, Depletion, and Amortization                  14       -       -
   Changes in Assets and Liabilities                         (62)      -       -
   Other                                                      (2)      -       -
                                                           -----   -----   -----
NET CASH USED FOR DISCONTINUED OPERATIONS                    (41)      -       -
NET CASH PROVIDED BY OPERATING ACTIVITIES                    110      74     143
                                                           -----   -----   -----
CASH FLOWS FROM INVESTING ACTIVITIES
 Capital Expenditures                                       (359)   (266)   (156)
 Payments for Businesses Purchased                          (361)   (167)      -
 Capitalized Interest                                        (16)      -      (3)
 Advances and Investments to Affiliates, Net                 (75)      -       -
 Proceeds from Sale of Assets and LTV Claims                 915     285      85
                                                           -----   -----   -----
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES         104    (148)    (74)
                                                           -----   -----   -----
CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from Sale Leaseback                                156       -       -
 Net Proceeds from Issuance of Long-Term Debt                  -     394       -
 Payments on Long-Term Debt                                 (186)    (65)     (7)
 Net Borrowings on Line of Credit                            151       -       -
 Payments on Short-Term Borrowings                          (151)   (222)      -
 Production Payments                                         (42)     (7)      -
 Payments on Capital Lease Obligations                        (5)     (1)      -
 Purchase of Treasury Stock                                    -      (5)      -
 Proceeds from Issuance of Stock for Employee Benefits         7       2       5
 Dividends Paid                                             (101)    (42)    (49)
                                                           -----   -----   -----
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES        (171)     54     (51)
                                                           -----   -----   -----
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          43     (20)     18
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                96     116      98
                                                           -----   -----   -----
CASH AND CASH EQUIVALENTS AT END OF YEAR                   $ 139   $  96   $ 116
                                                           -----   -----   -----

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                 Preferred Stock        Common Stock                               Foreign
                              ---------------------  -------------------                           Currency                Loan to
                                 Shares              Net Shares           Paid-In   Accumulated   Translation   Treasury   Savings
(In millions)                 Outstanding   Amount   Outstanding  Amount  Surplus     Deficit      Adjustment     Stock      Plan
                              -----------   ------   -----------  ------  -------   -----------   -----------   --------   -------
December 31, 1991                       4    $ 197           39       $1   $1,529         $(242)        $  -       $(108)     $(86)
Net Loss                                                                                   (334)
Dividends
 Preferred Stock, Series B                                                                  (11)
 Common Stock                                                                               (35)
Common Stock Issued for
 Employee
 Benefit Plans and Exercise
  of
 Stock Options                                                                                                         8         6
Conversion and Redemption
 of Preferred
 Stock, Series B for Common
  Shares                               (4)    (197)           8               196
                              -----------   ------   ----------   ------  -------   -----------   -----------   --------   -------

December 31, 1992                       -        -           47        1    1,725          (622)            -       (100)      (80)
Net Income                                                                                  100
Dividends
 Preferred Stock, Series A                                                                   (2)
 Common Stock                                                                               (47)
Common Stock Issued for
 Employee
 Benefit Plans, Exercise of
 Stock Options and Change
  of Control                                                                                                           5         5
Shares Issued in Connection
 with Merger
 Preferred Stock, Series A              5        5                            229
 Common Stock                                                 44            1,008                                     (3)
Purchase of Common Stock                                                                                              (5)
Foreign Currency
 Translation Adjustment                                                                                   (2)
                              -----------   ------   -----------  -----   -------   -----------   ----------    --------   -------
DECEMBER 31, 1993                       5        5            91      1     2,962          (571)          (2)       (103)      (75)
NET INCOME                                                                                  175
DIVIDENDS
 PREFERRED STOCK, SERIES A                                                                  (17)
 COMMON STOCK                                                                               (83)
COMMON STOCK ISSUED FOR
 EMPLOYEE
 BENEFIT PLANS, EXERCISE OF
 STOCK OPTIONS AND CHANGE
  OF CONTROL                                                   1               (1)                                    23         6
UNREALIZED GAIN ON
 SECURITIES
 AVAILABLE FOR SALE                                                             1
FOREIGN CURRENCY
 TRANSLATION ADJUSTMENT                                                                                    8
                              -----------   ------   -----------  ------  ------    -----------   ----------    --------   -------
DECEMBER 31, 1994                       5    $   5            92      $1  $2,962          $(496)         $ 6      $  (80)     $(69)
                              -----------   ------   -----------  ------  ------    -----------   ----------    --------   -------


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

PRINCIPLES OF cONSOLIDATION-The financial statements include the accounts of Cyprus Amax Minerals Company (Cyprus Amax or the Company) and its more than 50 percent-owned subsidiaries including the businesses of Amax Inc. (Amax) that merged with Cyprus Minerals Company (Cyprus) effective November 15, 1993 (see
Note 2). Investments in 20 to 50 percent-owned companies are accounted for by the equity method. Investments in ventures where Cyprus Amax can take its production in kind and is responsible for its pro rata share of assets and liabilities are included on a proportionate consolidation basis. All material intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

EARNINGS (LOSS) PER SHARE-Primary earnings per common share are determined by dividing net income (loss) as reduced by preferred stock dividends by the weighted average number of common shares outstanding during the year. Fully diluted earnings per share are determined by dividing net income (loss) by the weighted average number of common shares and common stock equivalents outstanding plus shares which would be issued upon conversion of the preferred stock.

CASH AND CASH EQUIVALENTS-The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Overdrafts representing outstanding checks in excess of funds on deposit are classified as accounts payable.

INVENTORIES-Inventories are carried at the lower of current market value or cost. Coal product inventories and materials and supplies inventories are generally valued on the basis of average costs. Molybdenum inventories are computed on a last-in, first-out (LIFO) method. The costs of all other product inventories are determined on the first-in, first-out (FIFO) method.

PROPERTIES-Mining, certain tangible assets, and mine development costs incurred to expand capacity of operating mines, develop new ore bodies, or develop mine areas substantially in advance of current production are capitalized and generally charged to operations on the units-of-production method. Mobile mining equipment and most other assets are depreciated on a straight-line basis over their estimated useful lives. Interest costs for the construction or development of significant long-term assets are capitalized and amortized over the related assets' estimated useful lives or the life of the mine, whichever is shorter. Gains or losses upon retirement or replacement of equipment and facilities are credited or charged to income. Impairment is provided when a determination has been made that the net book value of assets will not be recovered based on estimated future earnings and undiscounted cash flows.

POSTRETIREMENT BENEFITS-In December 1992, Cyprus adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," retroactive to January 1, 1992. SFAS No. 106 requires the expected cost of postretirement benefits other than pensions to be accrued during the years the employee renders service. The Amax businesses also adopted SFAS No. 106 in 1992, and the liabilities were restated to fair market value as of the merger date.

POSTEMPLOYMENT BENEFITS-In December 1992, Cyprus adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," retroactive to January 1, 1992. SFAS No. 112 requires the Company to expense postemployment benefits as they are earned by the employee for services rendered. The Amax businesses adopted SFAS No. 112 as of the merger date.

EXPLORATION-Expenditures incurred in the search for mineral deposits and the determination of the commercial viability of such deposits are charged against income as incurred.

INCOME TAXES-In the second quarter of 1992, Cyprus adopted SFAS No. 109, "Accounting for Income Taxes," retroactive to January 1, 1992. Under SFAS No. 109, deferred income taxes are determined using an asset and liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax basis of assets and liabilities. This method gives immediate effect to changes in income tax laws upon enactment. The income statement effect is derived from changes in deferred income taxes on the balance sheet. Amax had previously adopted SFAS No. 109, and the assets and liabilities were computed on a combined Cyprus Amax basis as of the merger date.

TRANSLATION OF FOREIGN CURRENCIES-Amounts in foreign currencies are translated into U.S. dollars using the translation procedures specified in SFAS No. 52. When local functional currency is translated to U.S. dollars, the effects are recorded as a separate component of shareholder's equity. For foreign subsidiaries with U.S. dollar functional currency, the effects of remeasurement are included in income. Exchange gains and losses arising from transactions denominated in a foreign currency are translated at average exchange rates, and included in income.

REVENUE RECOGNITION AND FUTURES CONTRACTS-Revenue is recorded when title passes to the customer. Cyprus Amax uses futures and other financial instruments as hedges in its product sales and cash management program. Gains and losses on such transactions related to sales are matched to product sales and charged or credited to sales revenue when that product is sold. Foreign currency hedging gains or losses are credited or charged to income.

RECLAMATION AND ENVIRONMENTAL COSTS-Minimum standards for mine reclamation have been established by various governmental agencies which affect certain operations of the Company. Certain reclamation is performed and expensed on an ongoing basis as mining operations are performed. The remaining reclamation costs are related to mine closure and are accrued and charged against income on a units-of-production basis over the life of the mine. Cyprus Amax is subject to various environmental regulations. Environmental liabilities are accrued on an ongoing basis reflecting management's best estimates of future obligations.

NOTE 2: MERGER

On November 15, 1993, Amax merged with and into Cyprus, with Cyprus being the surviving corporation, and was renamed Cyprus Amax Minerals Company. In the merger, each share of Common Stock of Amax was converted into one-half share of Common Stock of Cyprus Amax, resulting in the issuance of 44,351,093 shares. Each share of Amax $4.00 Series A Convertible Preferred Stock was converted into two-thirds share of Convertible Preferred Stock of Cyprus Amax and into one-third share of Preferred Stock of Alumax Inc. (Alumax), resulting in the issuance of 4,666,653 shares of Cyprus Amax Preferred Stock. Immediately prior to the merger, Amax distributed to its common shareholders one-half share of Common Stock of Alumax per share of Amax common stock and 21.8 million shares of Amax Gold Inc. (Amax Gold or AGI) Common Stock. As a result, Cyprus Amax retained 31.3 million shares of Amax Gold or approximately 40 percent.

  The merger of Cyprus and Amax was accounted for using the purchase method of accounting, and accordingly, the results of the merged Amax businesses have been included in the accompanying consolidated financial statements from the date of the merger.

  The 44.4 million shares of Cyprus Amax Common Stock issued in the merger were valued at $1,005 million and the 4.7 million shares of Preferred Stock were valued at $233 million. Transaction costs associated with the merger, primarily for severance and change of control costs, settlement of Amax options and other financial expenses, were $160 million in 1993, of which $25 million were expensed.

  Allocation of the purchase price for the merger was based on an estimate of the fair market value for the assets acquired and liabilities assumed at November 15, 1993. Assets acquired were $3.9 billion and liabilities assumed totalled $2.7 billion.

  The unaudited pro forma information set forth below is presented to show the estimated effect of the merger had it been consummated on January 1, 1992, after giving effect to certain adjustments, including additional depreciation and amortization of assets acquired.

Pro Forma                                    (Unaudited)
Year Ended December 31 (In millions)        1993      1992
                                           ------   -------
Revenue                                    $2,699   $2,808
Income (Loss) Before Accounting Changes    $   30   $ (293)
Net Income (Loss)                          $   30   $ (572)
Earnings (Loss) Per Share Before
 Accounting Changes                        $  .30   $(3.57)
Earnings (Loss) Per Share                  $  .30   $(6.85)

  The pro forma information is not necessarily indicative of the actual operating results that would have occurred had the merger been consummated on the date indicated or that may be obtained in the future. The pro forma adjustments do not include operating efficiencies and cost savings that Cyprus Amax has achieved. The 1992 results include Cyprus write-downs and other provisions and reorganization expenses of $338 million after tax (see Note 4).

NOTE 3: BUSINESS ACQUISITIONS AND DISPOSITIONS

On September 30, 1994, Cyprus Amax sold its Northshore iron ore mine and processing facilities and the adjacent power plant to Cleveland-Cliffs Inc. for cash proceeds of $94 million. The terms of the sale also include possible contingent payments to Cyprus Amax.

  On June 28, 1994, Cyprus Amax acquired a 51 percent interest in Sociedad Contractual Minera El Abra, which owns the mineral rights to the El Abra copper deposit in Chile, for $330 million.

  On March 31, 1994, Cyprus Amax sold its wholly owned subsidiary, Amax Oil & Gas, Inc., to Union Pacific Resources Company for approximately $819 million in gross proceeds or $680 million after-tax net proceeds. During the first quarter of 1994, Amax Oil & Gas, Inc. reported income from discontinued operations of $9 million after tax and earnings per share of 10 cents.

  On March 21, 1994, Cyprus Amax acquired approximately 91.5 percent of the shares of Sociedad Minera Cerro Verde, S.A., which owns and operates a producing copper mine in Peru, at a cost of approximately $31 million. Cyprus Amax's planned future commitment in Cerro Verde is approximately $375 million, which is conditional based upon a favorable feasibility study to develop a modern milling facility, stable copper prices, a stable political environment, and other conditions.

  During 1993, Cyprus acquired all of the voting stock of McIlwraith McEacharn Ltd. of Sydney, Australia, which owns a 40 percent interest in Oakbridge Limited of Australia. Cyprus also acquired U.S. Steel Mining Co., Inc.'s Cumberland mine in Greene County, Pennsylvania.

  In the fourth quarter of 1993, Cyprus sold its Thompson Creek mine and mill in Idaho, which was on a standby status. In the first half of 1993, Cyprus sold its interests in two gold mines, the Selwyn mine in Australia and the Golden Cross mine in New Zealand. The Company also sold its beryllium and barite assets and its 40 percent interest in the Bismark zinc mine in Mexico. The results of the dispositions were not material to the 1993 consolidated financial statements.

  In 1992, Cyprus sold its talc business to The RTZ Corporation PLC, a London-based international mining company.

NOTE 4: REORGANIZATION COSTS AND WRITE-DOWN OF ASSETS

In the third quarter of 1994, a $13 million pretax charge for workforce reduction programs was recorded at two copper mines. Additionally, a $10 million pretax write-down was recorded for the anticipated closure of the Orchard Valley coal mine.

  During 1992, Cyprus reorganized to reduce corporate-wide overhead and improve the Company's competitiveness, resulting in a pretax charge totalling $29 million. In the second quarter of 1992, Cyprus recognized pretax write-downs of certain assets, provisions for associated liabilities, and the recording of various other charges totalling $415 million. Due to the poor market outlook, a pretax write-down of $182 million was recorded for the Kentucky coal operations. Due to uncertainty of an ultimate recovery of its claim arising from the LTV bankruptcy, Cyprus wrote off its $86 million basis in the claim. A pretax write-down for eventual closure costs totalling $25 million, was made for the Empire coal mine. Pretax charges of $57 million and $31 million

NOTE 4: REORGANIZATION COSTS AND WRITE-DOWN OF ASSETS
(CONTINUED)

were recorded at the Thompson Creek primary molybdenum mine and the Northshore iron ore property, respectively, because of continued weakness in the worldwide steel business. In addition, Cyprus recorded various other charges totalling $34 million pretax.

NOTE 5: INVENTORIES

Inventories detailed by component and industry segment are summarized below:

At December 31 (In millions)                                     1994      1993
                                                               --------  -------
Component
 Ores, Concentrates and Other
  In-Process Inventories                                       $   193   $   203
 Finished Goods                                                    182       166
 Materials and Supplies                                             78        93
                                                               -------   -------
                                                               $   453   $   462
                                                               =======   =======
Industry Segment
 Copper/Molybdenum                                             $   288   $   295
 Coal                                                              132       107
 Other                                                              33        60
                                                               -------   -------
                                                               $   453   $   462
                                                               =======   =======

  The excess of estimated replacement cost over the LIFO basis and LIFO inventory liquidations were both $7 million.

NOTE 6: PROPERTIES

At December 31 (In millions)                                      1994      1993
                                                               -------   -------
Copper/Molybdenum                                              $ 2,475   $ 1,953
Coal                                                             2,727     2,853
Other                                                              188       914
                                                               -------   -------
                                                                 5,390     5,720
Less: Accumulated Depreciation,
 Depletion, Amortization, and
 Write-Downs                                                    (1,465)   (1,386)
                                                               -------   -------
Net Properties                                                 $ 3,925   $ 4,334
                                                               =======   =======
Net Properties consists of the following:
 Property, Plant, and Equipment                                $ 1,688   $ 2,147
 Reserves/Mineral Rights, Sales Contracts                        2,237     2,187
                                                               -------   -------
Net Properties                                                 $ 3,925   $ 4,334
                                                               =======   =======

Note 7: Long-Term Debt

At December 31 (In millions)                                      1994      1993
                                                               -------   -------
14-1/2% Notes, Due 1994                                        $     -   $   150
10-1/8% Notes, Due 2002                                            150       150
9-7/8% Notes, Due 2001                                             300       300
8-3/8% Debentures, Due 2023                                        150       150
6-5/8% Notes, Due 2005                                             250       250
Various Pollution Control and Industrial
 Development Revenue Bonds,
 Interest Rates Range from 2.2% to 13.9%,
 Due from 2001 through 2013                                         61        61
Capital Lease Obligations,
 Interest Rates Range from 8.4% to 12.0%
 Due from 1995 through 2005                                        208        74
Other                                                               15        48
                                                                ------   -------
                                                                 1,134     1,183
Add: Unamortized Premium                                            42        61
                                                                ------   -------
                                                                 1,176     1,244
Less: Current Portion                                              (21)     (180)
                                                                ------   -------
 Long-Term Debt                                                 $1,155    $1,064
                                                                ======   =======

  Scheduled debt maturities as of December 31, 1994 (in millions) were $14, $2, $4, $4 and $5 for 1995, 1996, 1997, 1998 and 1999, respectively.

  In April 1990, Cyprus issued $150 million of 10 1/8 percent Notes, due in 2002. In the event of both a Designated Event and a Rating Decline (as defined in the agreement), each holder of a Note may require the Company to redeem the holder's Notes, in whole or in part, at 100 percent of the principal amount plus accrued interest to the date of redemption.

  In February 1993, the Company issued $150 million of 8 3/8 percent Debentures due in 2023 (the "Debentures"). The Debentures bear interest payable semi-annually on February 1 and August 1 of each year. The Debentures are not redeemable prior to February 1, 2003. On and after such date, at the option of the Company, the Debentures may be redeemed in whole or in part at 103.73 percent of the principal amount, together with any accrued and unpaid interest, declining at the rate of .375 percent per year to February 1, 2013, and at 100 percent thereafter. The Debentures are general unsecured obligations of the Company and rank senior in right of payment to all subordinated securities.

  In October 1993, the Company issued $250 million of 6 5/8 percent Notes due October 15, 2005, at a discount, priced at 99.392 percent to yield 6.70 percent. Interest on the Notes is paid semi-annually on October 15 and April 15. The Notes are not redeemable by the Company prior to maturity.

  In November 1993, as part of the merger of Cyprus and Amax, the Company assumed long-term debt of $742 million, which increased by $66 million to fair market value to reflect current interest rates. The premium will be amortized over the term of the notes and bonds and reflected as a reduction in interest expense. The 9 7/8 percent Note due June 13, 2001, is not redeemable prior to maturity, and is secured by certain principal property of the Company. Interest is paid semi-annually on June 13 and December 13.

  In June 1994, Cyprus Amax filed a universal shelf registration statement with the Securities and Exchange Commission that will enable the Company to sell an aggregate of up to $500 million of equity and/or debt securities. This shelf registration statement is intended to ensure that Cyprus Amax retains financial flexibility and the ability to access the markets on a timely basis. As of December 31, 1994, there were no drawdowns on the shelf.

  In December 1993, the Company entered into a new revolving credit agreement (the "Revolving Credit Agreement"), with a group of banks. The Revolving Credit Agreement provides for a $1 billion line of credit with interest rates to be determined, at the option of the Company, by a competitive bid process or at a fixed margin over various indices. The term of the Revolving Credit Agreement is four years. The Revolving Credit Agreement contains certain covenants for which the Company is currently in compliance. At December 31, 1994, the Company had no loans outstanding under the Revolving Credit Agreement.

  In March 1994, the Company retired early a $35 million Note due in 1995. In December 1994, the Company closed a sale leaseback transaction for mobile mining equipment and a longwall mining system with proceeds of $156 million (see Note
17). Proceeds from this transaction were used to retire $150 million of 14 1/2 percent Notes due in December 1994.

NOTE 8: PRODUCTION PAYMENTS

The production payments represent amounts payable from production from certain coal properties. The variable interest rate is based on a margin over LIBOR.

The obligation will be paid out of coal proceeds (in millions) as follows:

    1995       $ 47
    1996         52
    1997         57
    1998         63
    1999         64
               ----
               $283
               ====

NOTE 9: DERIVATIVE FINANCIAL INSTRUMENTS

Cyprus Amax's use of derivative financial instruments is principally limited to management of commodity price risks, and is not used for trading purposes.

  Occasionally, interest rate swap agreements are used to recharacterize interest rates from fixed to floating rates or vice-versa. In the fourth quarter of 1993, the Company entered into interest rate swap agreements, which expire in November 1996, that effectively convert $200 million of its fixed rate borrowings into floating rate obligations. The floating rate is reset semi-annually. Cyprus Amax is currently paying a weighted average floating interest rate of 6.1 percent which is 1.4 percent higher than the average fixed interest rate would have been on the notional amount of $200 million.

  The Company had sold forward 1995 production of 90 million pounds of copper, on both the LME and COMEX with prices ranging from $1.24 to $1.30 per pound and 1996 production of 46 million pounds at a price of $1.07 (LME) per pound. Based on copper prices at December 31, 1994, the Company would recognize $7 million less on these forward sales.

  Cyprus Amax is exposed to credit losses in the event of nonperformance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values for financial instruments under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial instruments, as measured on December 31, 1994 and 1993, are as follows:

                                     1994               1993
                                ---------------  -------------------
                               Carrying  Fair    Carrying    Fair
At December 31 (In millions)    Amount   Value    Amount     Value
                                -------  ------  ---------  --------
Cash and Cash Equivalents        $ 139   $ 139      $  96   $    96
Long-Term Receivables               63      63         47        47
Price Protection Contracts          13      (5)         3        20
Long-Term Debt                    (955)   (942)      (995)   (1,026)
Production Payments               (283)   (283)      (325)     (325)
Other Financial Instruments          -     (29)         -       (16)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS: the carrying amounts approximate fair value because of the short maturity of those instruments.

LONG-TERM RECEIVABLES: the fair value is estimated based on expected discounted future cash flows.

PRICE PROTECTION CONTRACTS: are purchased to ensure against unanticipated drops in copper prices and are composed of copper put options and copper forward sales. The price protection contracts are reported at cost and expensed as they expire. The fair value of the options is estimated based on the spot price, while the fair value of the forward sales is estimated based on the quoted market price for the contracts at December 31, 1994.

LONG-TERM DEBT: the fair value is estimated based on the quoted market prices for the same or similar issues offered to the Company for debt of similar maturities.

PRODUCTION PAYMENTS: the carrying amount approximates fair value based on current market quotes for contracts with similar terms.

OTHER FINANCIAL INSTRUMENTS: include interest rate swap agreements, letters of credit, and financial guarantees written which individually are immaterial. The fair value of interest rate swap agreements is estimated by obtaining quotes from financial institutions and represents the cost to buyout the swaps at December 31, 1994 and 1993. The Company has no plans to buyout these agreements. Letters of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate them. The fair value of financial guarantees written is based on the estimated cost to settle the obligations with counterparties at the reporting date.

NOTE 11: INCOME TAXES

Income (loss) before income taxes consists of the following:

(In millions)                                               1994    1993    1992
                                                           ------  ------  ------
Domestic                                                   $ 190   $ 125   $(326)
Foreign                                                       31       6      (3)
                                                           -----   -----   -----
                                                           $ 221   $ 131   $(329)
                                                           =====   =====   =====

Income tax provision (benefit) is composed of:
(In millions)                                               1994    1993    1992
                                                           -----   -----   -----
Current-Federal                                            $  62   $   1   $   9
       -State                                                 20       5       -
       -Foreign                                                5       5       3
                                                           -----   -----   -----
                                                              87      11      12
                                                           -----   -----   -----

Deferred-Federal                                             (37)     17    (100)
        -State                                                 7       3     (26)
        -Foreign                                               -       -       2
                                                           -----   -----   -----
                                                             (30)     20    (124)
                                                           -----   -----   -----
                                                           $  57   $  31   $(112)
                                                           =====   =====   =====

The total income tax provision (benefit) is included in the financial statements as follows:

(In millions)                                               1994    1993    1992
                                                           -----   -----   -----
Income Tax Provision (Benefit)                             $  55   $  31   $ (83)
Discontinued Operations                                        2       -       -
Cumulative Effect of
 Accounting Changes                                            -       -     (29)
                                                           -----   -----   -----
                                                           $  57   $  31   $(112)
                                                           =====   =====   =====

The deferred tax liabilities (assets) are comprised of the tax effect of the following at December 31:

(In millions)                                               1994    1993    1992
                                                           -----   -----   -----
Properties                                                 $ 717   $ 909   $  48
Prepaid Expenses                                              37      25      13
Reclamation Liabilities                                      (41)   (107)     (7)
Postretirement Benefit Liabilities                          (202)   (236)    (51)
Accrued Liabilities                                         (238)    (82)    (27)
Net Operating Loss Carryforwards                             (54)   (118)    (47)
Minimum Tax Credits                                         (186)   (118)    (83)
Investment Tax Credit Carryforwards                          (23)    (55)      -
State Tax Deduction                                          (22)    (17)      3
Other                                                          -      (1)     (1)
Valuation Allowance                                          111      16      97
                                                           -----   -----   -----
                                                           $  99   $ 216   $ (55)
                                                           =====   =====   =====


The deferred tax liabilities (assets) included in the financial statements are as follows at December 31:

(In millions)                                               1994    1993     1992
                                                           -----   -----   ------
ASSETS
Deferred Income Taxes
 Current Portion                                           $ (26)  $   -   $ (10)
 Noncurrent Portion                                            -       -     (65)
LIABILITIES
Deferred Income Taxes
 Current Portion                                               -      44       -
 Noncurrent Portion                                          125     172      20
                                                           -----   -----   -----
                                                           $  99   $ 216   $ (55)
                                                           =====   =====   =====

The following is a reconciliation between the amount determined by applying the federal statutory rate of 35 percent (34 percent for 1992) to Income (Loss) Before Income Taxes and the Income Tax Provision (Benefit):

(In millions)                                               1994    1993    1992
                                                           -----   -----   -----
Income Taxes at Statutory Rate                             $  77   $  46   $(112)
Increases (Decreases) Resulting from:
 Percentage Depletion                                        (35)    (15)      3
 Alternative Minimum Tax                                      (1)     (1)     37
 State Income Taxes, Net of
  Federal Benefit                                             13       6      (7)
 Foreign Income Taxes, Net of
  Credit or Federal Benefit                                    -       5       1
 Equity Investments                                            4     (10)      -
 Items Not Deductible                                          1       -       1
 Adjustment to Prior Year                                     (3)      -      (8)
 Other, Net                                                   (1)      -       2
                                                           -----   -----   -----
 Income Tax Provision (Benefit)                            $  55   $  31   $ (83)
                                                           =====   =====   =====

The net deferred tax liability of $99 million at December 31, 1994, is composed of $950 million of deferred tax benefits related to future deductible temporary differences of $2,406 million and minimum tax credit carryforwards of $186 million and investment tax credit carryforwards of $23 million, netted against $1,147 million of tax liabilities related to future taxable temporary differences of $2,820 million, and the valuation allowance of $111 million.

  At December 31, 1994, the Company had $154 million of regular tax net operating loss carryforwards expiring from 2006 through 2008. There are no net operating loss carryforwards for alternative minimum tax purposes.

  The Company has approximately $23 million of investment tax credit carryforwards expiring from 1995 and beyond, and $186 million of minimum tax credit carryforwards which do not expire. A valuation allowance of $111 million has been recorded against these benefits.

  The 1993 merger with Amax was a nontaxable event. Therefore, the tax basis in the Amax assets and liabilities carried over to Cyprus Amax. The purchase accounting for Amax resulted in significant increases in temporary differences, primarily for properties, and a corresponding increase in deferred tax liabilities. Purchase accounting adjustments that reduced deferred taxes by $87 million were recorded in 1994. The increase in the valuation allowance is principally related to increased deferred tax benefits recorded as part of purchase accounting that are not expected to be realized in the future.

NOTE 12: PREFERRED STOCK TRANSACTIONS

Holders of the Series A Convertible Preferred Stock have the right to convert any or all such shares into Common Stock at any time at a conversion price of $24.30 per share. The Series A Convertible Preferred Stock has a stated value of $50.00 per share and carries a cumulative dividend payable quarterly. The Series A Convertible Preferred Stock is redeemable, in whole or in part, at any time beginning at $52.40 per share on and after December 18, 1996, and declining to $50.00 per share on and after December 18, 2002.

  In October 1992, the Company converted 3,854,110 shares of $3.75 Convertible Exchangeable Preferred Stock, Series B at a redemption price of $52.25 per share to 7,759,853 shares of Common Stock. Had the conversion occurred on January 1, 1992, primary loss per share would have been $7.08 for 1992.

  In 1989, the Board of Directors of Cyprus declared a dividend of one Preferred share purchase right for each outstanding share of Common Stock in connection with the redemption of then existing rights. Each share of Common Stock issued in the merger was accompanied by one Preferred share purchase right. In addition, the Rights Agreement was amended to provide that any transaction consummated due to the merger did not result in any adjustment to the rights and did not cause the rights to be unexercisable or unredeemable. If the rights become exercisable following the occurrence of certain specified events, each right will entitle the holder, within certain limitations, to purchase two-thirds of one one-hundredth of a share of Series A Junior Participating Preferred Stock for $93.33 subject to certain anti-dilution adjustments. If a person or group acquires 10 percent of Common Stock, every other holder of a right will be entitled to buy at the right's then-exercise price a number of shares of Common Stock having a value of twice such exercise price. After the threshold is crossed, the rights become non-redeemable, except that, prior to the time a person or group acquires 50 percent or more of the Common Stock, the rights other than those held by such person or group can be exchanged at a ratio of one share of Common Stock for each right. In the event of certain extraordinary transactions, including mergers, the rights entitle holders to buy at the right's then-exercise price equity in the acquiring company having a value of twice such exercise price. The rights do not have any voting rights nor are they entitled to dividends. The rights are redeemable by Cyprus Amax at $.0067 each until a person or group acquires 10 percent of Common Stock or until the rights expire on February 28, 1999. In addition, on May 24, 1993, the Board of Directors increased the number of authorized shares of the Series A Junior Participating Preferred Stock from 500,000 shares to 1,500,000 shares of which none were issued or outstanding at December 31, 1994.

NOTE 13: EMPLOYEE BENEFIT PLANS

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

Net annual pension cost included the following components:

Year ended December 31 (In millions)     1994    1993    1992
                                        ------  ------  ------
Service Cost                            $  10   $   6   $   6
Interest Cost                              18      11      10
Actual (Gain) Loss on Plan Assets           4      (7)     (5)
Deferred Loss                             (21)     (4)     (5)
Other                                       2       2       1
                                        -----   -----   -----
                                        $  13   $   8   $   7
                                        =====   =====   =====

The following table sets forth the funded status of the plans:

                                              1994                        1993
                                   --------------------------  --------------------------
                                      Assets     Accumulated      Assets     Accumulated
                                      exceed       benefits       exceed       benefits
                                   accumulated      exceed     accumulated      exceed
At December 31 (In millions)         benefits       assets       benefits       assets
                                   ------------  ------------  ------------  ------------

Actuarial Present Value of
 Benefit Obligations:
 Vested Benefit Obligation         $       31    $      143     $      32     $     156
                                   -----------   -----------    ----------    ----------

 Accumulated Benefit
  Obligation                       $       35    $      152     $      39      $    173
                                   -----------   -----------    ----------     ---------

Projected Benefit Obligation       $      (36)   $     (171)    $     (41)      $  (200)
Plan Assets at Fair Value                  49           121            47           142
                                   -----------   -----------    ----------      --------

Plan Assets Greater Than
 (Less Than) Projected
 Benefit Obligation                        13           (50)             6           (58)
Unrecognized Net Loss                       3            13              7            25
Unrecognized Prior Service Cost             1             8              1             9
Unrecognized Transition Credit             (2)            -             (2)            -
                                    ----------    ----------     ---------      --------
Prepaid/(Accrued) Pension Cost      $      15     $     (29)     $      12      $    (24)
                                    ==========    ==========     =========      ========

  The net accrued pension obligation of $14 million and $12 million is recorded in Accrued Payroll and Benefits on the Consolidated Balance Sheet at December 31, 1994 and 1993, respectively.

The significant actuarial assumptions at December 31 were as follows:

(In percents)                       1994          1993           1992
                                    ----          ----           ----

Rate of Increase in Future
 Compensation Levels                6.75          5.50           6.50
Expected Long-Term
 Rate of Return on Assets           9.00          9.00           9.00
Discount Rate                       8.75          7.50           8.50

  Net periodic pension cost is determined using the assumptions as of the beginning of the year, and the funded status is determined using the assumptions as of the end of the year.

  Substantially all domestic employees not covered under the plans administered by Cyprus Amax are covered under multi-employer defined benefit plans administered by the United Mine Workers of America. Contributions by Cyprus Amax to these multi-employer plans, which are expensed when paid, are based primarily upon hours worked and amounted to $4 million in 1994 and $1 million in 1993 and 1992.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

In addition to the Company's defined benefit pension plans, the Company has plans that provide postretirement medical benefits and life insurance benefits. The medical plans provide benefits for most employees who reach normal, or in certain cases, early retirement age while employed by the Company. The postretirement medical plans are contributory, with annual adjustments to retiree contributions, and contain certain other cost-sharing features such as deductibles and coinsurance. The Company's practice is to prefund a portion of the following year's projected medical benefit cost in amounts determined at the discretion of management.

Net periodic postretirement benefit cost consists of the following components:

(In millions)                       1994          1993          1992
                                   -----         -----         -----
Service Cost                       $   5         $   4         $   4
Interest Cost                         26            10             8
Net Amortization                      (1)            -             -
                                   -----         -----         -----
Net Periodic Postretirement
 Benefit Cost                      $  30         $  14         $  12
                                   =====         =====         =====

The following table sets forth the plans' combined status reconciled with the amount included in the Consolidated Balance Sheet:

At December 31 (In millions)                       1994    1993
                                                  ------  ------
Accumulated Postretirement Benefit Obligation:
 Retirees                                         $ 253   $ 282
 Fully Eligible Active Plan Participants             21      40
 Other Active Plan Participants                      43      68
                                                  -----   -----
Total Accumulated Postretirement
 Benefit Obligation                                 317     390
Plan Assets at Fair Value                             -       -
                                                  -----   -----
Accumulated Postretirement Benefit
 Obligation in Excess of Plan Assets              $ 317   $ 390
                                                  -----   -----
Accumulated Postretirement Benefit
 Obligation                                       $(317)  $(390)
Unrecognized Prior Service Cost                      (6)    (16)
Unrecognized Net (Gain) Loss                        (52)      2
                                                  -----   -----
Accrued Postretirement Benefit Cost               $(375)  $(404)
                                                  =====   =====

  The accumulated postretirement benefit obligation at December 31, 1994 and 1993, consisted of a current liability of $19 million and $22 million, respectively, included in Accrued Payroll and Benefits, and a long-term liability of $356 million and $382 million, respectively, included in Deferred Employee and Retiree Benefits.

  The weighted average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 11.5 percent for 1995 and is assumed to decrease gradually (one-half percent per year) to six percent by the year 2006 and remain at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plans as of December 31, 1994, by $35 million and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1994 by $4 million.

  The weighted average discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1994, 1993, and 1992, was
8.75 percent, 7.5 percent, and 8.5 percent, respectively.

  A purchase accounting adjustment to the postretirement benefit obligation of former Amax companies resulted in a $38 million decrease in the accumulated postretirement benefit obligation in 1994. The change in the discount rate resulted in a $30 million unrecognized gain in 1994 while differences between actuarial assumptions and actual results for factors such as health care trends resulted in an additional $22 million of unrecognized gain.

  In addition, health care and life insurance benefits of certain retirees are covered by multi-employer benefit trusts established by the United Mine Workers of America and the Bituminous Coal Operators Association, Inc. Current and projected operating deficits of these trusts led to the passage of the Coal Industry Retiree Health Benefit Act of 1992 (the "Act"). The Act established a new multi-employer benefit trust called the United Mine Workers of America Combined Benefit Fund (the "Fund") that will provide health and life insurance benefits to all beneficiaries of the earlier trusts who were receiving benefits as of July 20, 1992. The Act provides for the assignment of beneficiaries to former employers and the allocation of any unassigned beneficiaries to enterprises using a formula included in the legislation. The Company has chosen to account for its obligation under the Act on a pay-as-you-go basis in accordance with current accounting guidance. The 1993 contributions to the Fund totalled $2 million and covered both 1993 and 1994.

  The Company also has a number of postemployment plans covering severance, disability income, and continuation of health and life insurance for disabled employees. At December 31, 1994 and 1993, the accumulated postemployment benefit liability consisted of a current amount of $2 million and $2 million, respectively, included in Accrued Payroll and Benefits and $28 million and $25 million, respectively, included in Deferred Employee and Retiree Benefits.

NOTE 14: COMMON STOCK PLANS

SAVINGS PLANS

Cyprus Amax sponsors a savings plan (the "Savings Plan") covering substantially all of its non-represented employees. In February 1990, Cyprus amended the Savings Plan to add an employee stock ownership feature (Leveraged ESOP). The Savings Plan then acquired 4,245,810 shares of Cyprus' unissued Common Stock at an acquisition price of $22.375 per share. The Savings Plan financed the purchase of shares with a $95 million interest-bearing promissory note payable to Cyprus. The loan to the Savings Plan bears interest at 9 3/4 percent per annum and is serviced by Cyprus' contribution to the Savings Plan and dividends paid on the Cyprus common shares purchased with the proceeds of the loan. The expense related to the Savings Plan is based upon the shares allocated method. The minimum contribution to the Savings Plan by Cyprus must be sufficient to amortize the loan to the Plan over a 20-year term as provided in the promissory note. However, since adoption of the Leveraged ESOP, Cyprus has stated its intention to contribute the greater of 75 percent of employee matchable contributions or the minimum per the promissory note and has done so in all subsequent periods. The amount contributed for 1994 and 1993 was $7 million and for 1992 was $8 million. The amount of interest incurred by the Savings Plan for the Leveraged ESOP was $9 million in 1994, 1993, and 1992. The interest expense offset of the Leveraged ESOP due to dividends on allocated and unallocated shares was $4 million in 1994 and 1992 and $3 million in 1993. The aggregate compensation expense related to the Savings Plan amounted to $5 million in 1994 and 1993 and $6 million in 1992.

The following table sets forth the number of shares held in the Savings Plan at year-end:

                                     1994       1993       1992
                                   ---------  ---------  ---------
Allocated Shares                     758,430    693,300    544,745
Committed to be Released Shares        8,909     11,713     15,925
Suspense Shares                    3,089,631  3,335,902  3,575,491

  Amax sponsored a separate defined contribution plan (the "Amax ESOP"), which is in part an Employee Stock Ownership Plan (ESOP) covering substantially all salaried employees of the former Amax entities. The Amax stock held in the Amax ESOP at merger date was exchanged for Cyprus Amax, Alumax, and Amax Gold stock in accordance with the merger agreement. The Alumax and Amax Gold stock was subsequently traded for Cyprus Amax stock. Upon completion of the stock exchanges, 147,112 shares of Cyprus Amax stock remained to be allocated. The minimum number of shares to be allocated monthly was adjusted to reflect an equivalent number of Cyprus Amax shares. The monthly allocation was equivalent to the greater of the minimum number or a specified percentage of each plan participant's contribution until the final Amax ESOP shares were allocated with the September 1994 Company contribution. For the October through December 1994 Company contributions, the Company contributed Common Stock to the Amax ESOP with a market value equal to seventy-five percent of the first six percent of base pay contributed monthly by each participant. On December 31, 1994, the Amax ESOP was merged into the Savings Plan. The number of unallocated shares in the Amax ESOP as of December 31, 1993, was 118,972. The aggregate Company contributions for this plan amounted to $5 million in 1994 and $1 million for the period November 15 to December 31, 1993. Dividends on unallocated shares were charged to expense, and dividends on allocated shares were recorded to retained earnings.

  In 1988, Cyprus adopted an ESOP covering substantially all non-represented employees (the "Cyprus ESOP"). No contributions have been made to the Cyprus ESOP since 1989. On December 1, 1994, the Cyprus ESOP merged into the Savings Plan. The number of shares in the Cyprus ESOP as of December 31, 1993 and 1992, were 386,365 and 416,604, respectively.

MANAGEMENT INCENTIVE PLANS

Under the Management Incentive Program ("the Program"), key employees of Cyprus Amax may be granted options to purchase Common Stock at fair market value as of the grant date. These options are in the form of either incentive stock options or non-qualified options and may be granted with stock appreciation rights
(SARs). SARs permit holders to surrender exercisable options in exchange for a payment, in either shares or cash, determined by the amount by which the market price of the shares on the dates the rights are exercised exceeds the grant price.

  Options granted under the Program are exercisable after completion of the specified period of continuous employment stated in terms of the grant. All grants outstanding at November 15, 1993, the date of the Cyprus Amax merger, became exercisable. Unexercised options expire at the end of ten years after the date of grant. Additionally, under the Management Incentive Program, certain employees may be granted restricted shares of Common Stock. The restricted stock grants are subject to forfeiture if the recipient fails to remain in the employ of Cyprus Amax during the specified restriction period. The restrictions on all shares issued prior to the merger were removed at the merger date.

  Under the Program, the Company may grant in any year up to 1.2 percent of the number of shares of Common Stock outstanding (plus the cumulative number of carried-forward shares) as stock options or restricted stock awards, up to a limit of five million shares issued as statutory options.

  Outstanding options granted under the 1988 Amended and Restated Stock Option Plan (the Plan) of Amax were exercisable for Cyprus Amax Common Stock following the merger. Holders of these options were entitled until January 11, 1994, to receive in cash the Change in Control Settlement Value (as defined in the Plan) of the options. Options not settled in cash remain exercisable for Common Stock. Unexercised options expire at the end of a specified term or 10 years from the date the Amax option was originally granted.

  Under the 1993 Key Executive Long Term Incentive Plan, the Company may grant in any year up to one-half percent of the number of shares of Common Stock outstanding (plus the cumulative number of carried-forward shares) as restricted stock awards. Key executives may receive restricted stock awards and cash incentive payments based on the rate of return received by investors in the Company's stock, compared to that of its peers. As of December 31, 1994, 209,309 cumulative shares were awarded and 484,838 shares were authorized and unissued. Of the awarded shares, 72,500 were issued prior to the merger and all the restrictions were removed at the merger date. On January 3, 1995, an additional 195,800 shares were awarded.

  Cyprus Amax maintains a stock plan for non-employee directors, which became effective on July 1, 1992, and provided on that date, and in each subsequent year, each eligible director shall be granted 500 shares of Common Stock, until a maximum of 35,000 shares have been granted. As of December 31, 1994, 15,500 cumulative shares have been granted.

  In May 1994, Cyprus Amax implemented two Deferred Compensation Plans: one for select Executives and one for Non-Employee Directors. Under the Plan for select Executives, participants may defer compensation including Base Salary and Annual Incentive Awards. Under the Plan for Non-Employee Directors, participants may elect to defer all retainer, meeting, committee and chair fees, as well as amounts paid to Board members serving as independent contractors.

  The following table summarizes the stock option activity under the management incentive program:

                                                1994                       1993                       1992
                                      -------------------------  -------------------------  -------------------------
                                        Number    Option Price     Number    Option Price     Number    Option Price
                                      of Shares     Per Share    of Shares     Per Share    of Shares     Per Share
                                      ----------  -------------  ----------  -------------  ----------  -------------
Outstanding at Beginning of Year      3,303,560   $ 8.67-$35.75  1,855,250   $ 8.67-$31.06  1,786,685   $ 8.67-$31.06
Granted                                 807,955   $26.00-$31.13    615,400   $24.19-$35.75    677,650   $24.75-$30.56
Assumed Amax Options                          -               -  1,317,715   $17.72-$26.65          -               -
Exercised                              (961,412)  $ 8.67-$31.06   (393,475)  $10.79-$31.06   (424,645)  $ 8.67-$25.69
Cancelled                               (97,253)  $17.72-$35.75    (91,330)  $18.54-$35.75   (184,440)  $20.71-$31.06
                                      ---------                  ---------                  ---------
Outstanding at End of Year            3,052,850   $ 8.67-$35.75  3,303,560   $ 8.67-$35.75  1,855,250   $ 8.67-$31.06
                                      ---------                  ---------                  ---------
Exercisable at End of Year            2,384,993   $ 8.67-$35.75  3,303,560   $ 8.67-$35.75    854,550   $ 8.67-$31.06
                                      ---------                  ---------                  ---------
Available for Grant at End of Year      441,786                     66,376                    139,758
                                      ---------                  ---------                  ---------

NOTE 15: CONTINGENCIES

Arbitration is pending relating to the Public Service of Indiana long-term coal sales contract at the Cyprus Amax Wabash mine. By agreements signed in July and October 1994, the Company and Public Service of Indiana have resolved all of the outstanding claims for damages relating to past coal sales. The Company will continue to defend its position in arbitration and the limited litigation. While Cyprus Amax is not able to predict the outcome of this matter at this time, based upon facts currently known to it, Cyprus Amax does not believe that the ultimate resolution of any remaining matters will have a material adverse effect on its financial condition.

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

  Cyprus Amax had outstanding letters of credit totalling $79 million at December 31, 1994, primarily for reclamation, dragline leases, and insurance programs for workers compensation, general liability, and automobiles. Cyprus Amax had guaranteed debt totalling $24 million at December 31, 1994.

  In April 1994, Cyprus Amax was notified by the Department of Justice that the government will be seeking civil penalties for alleged violations of the Federal Clean Water Act in the operation of Cyprus Amax's Bagdad, Miami, and Sierrita mines located in Arizona. These governmental actions relate to findings of violations and orders issued by the Environmental Protection Agency ("EPA") to these operations in late 1992 and early 1993. The violations are alleged to have occurred between April 1989 and January 1993. The relief sought by the EPA under these findings of violation and orders was penalties and corrective action to comply with the Clean Water Act. Mine management, in cooperation with the EPA and the Arizona Department of Environmental Quality, have ongoing and substantial programs which address the circumstances of the alleged water quality violations. Based upon information currently known to it, management expects to resolve this matter in the near term.

  In January 1995, Cyprus Foote Mineral Company ("Cyprus Foote") agreed to sign a Consent Order with the State of Ohio and Shieldalloy Metallurgical Corporation ("Shieldalloy") related to alleged contamination of the Shieldalloy's Cambridge Ohio operating site with slag containing elevated levels of naturally occurring radionuclides. The slag is alleged to have been produced from Foote Mineral Company's ("FMC") operation of the Cambridge ferroalloy plant from the early 1950s to 1987 when the plant was sold by Foote to Shieldalloy. FMC's sale of the ferroalloy facility to Shieldalloy predated Cyprus' 1988 acquisition of FMC's stock. The Consent Order requires Cyprus Foote to participate with Shieldalloy in funding the development of a remedial investigation and feasibility study to be completed in early 1996.

  Cyprus Amax received an EPA Unilateral Order in 1994 pursuant to Section 106 of the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") requiring it to participate in a cleanup of hazardous materials contamination of soils in the City of Bartlesville, Oklahoma, as well as to participate in funding a remedial investigation and feasibility study. A Cyprus Amax subsidiary built and operated a zinc smelter near Bartlesville in the early 1900s. Cyprus Amax is one of several identified potentially responsible parties ("PRPs") at this site and is participating in a PRP group, which includes the City of Bartlesville, in an effort to minimize its immediate costs to comply with the EPA order. Cyprus Amax believes it has legal defenses to EPA's assertions of liability, that other PRPs may have liability, including the U.S. Government, and that insurance recoveries may be available.

  In late 1994, Cyprus Amax, along with a number of other PRPs, received a Unilateral Administrative Order for Removal Action pursuant to Section 106 of CERCLA with regard to materials stockpiled at the Colorado School of Mines Research Institute Creekside Superfund site, located in Golden, Colorado. The EPA alleges that these materials result from various research operations at the facility and that Cyprus Amax contributed materials to the site for research. Cyprus Amax is participating with the State of Colorado and a number of other entities in completing a remedial investigation and feasibility study for this site.

  In 1994, Cyprus Amax received several Orders from the Bureau of Land Management ("BLM") in Roswell, New Mexico, alleging Cyprus Amax's continuing responsibility for closure and reclamation of the Horizon Potash Mine near Carlsbad, New Mexico. Amax sold its interest in the mine in 1991, and Horizon abandoned the site in 1993. Cyprus Amax is vigorously pursuing its legal defenses to this potential liability and has held discussions with the BLM as to possible settlement.

  In addition to the previously mentioned actions, Cyprus Amax or its subsidiaries have been advised by the EPA and several State environmental agencies that they may be liable under the CERCLA or similar State laws and regulations for costs of responding to environmental conditions at a number of sites which have been or are being investigated by the EPA or States to establish whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions. Cyprus Amax is named as a PRP or has received EPA requests for information for about 35 sites (including the sites discussed previously). For all sites, Cyprus Amax had an aggregate reserve of approximately $108 million at December 31, 1994, for its share of the estimated liability. Liability estimates are based on an evaluation of, among other factors, currently available facts, existing technology, presently enacted laws and regulations, Cyprus Amax's experience in remediation, other companies' remediation experience, Cyprus Amax's status as a PRP, and the ability of other PRPs to pay their allocated portions. The cost range of reasonably possible outcomes for all sites is estimated to be from $70 million to $230 million, and work on the sites is expected to be substantially completed within the next five years, subject to the inherent delays involved in the process. Remediation costs that could not be reasonably estimated at December 31, 1994 are not expected to have a material impact on the financial condition and ongoing operations of the Company. Cyprus

Amax believes certain insurance policies partially cover these claims; however, some of the insurance carriers have denied responsibility and Cyprus Amax is litigating coverage. Further, Cyprus Amax believes that it has other potential claims for recovery from third parties, including the U.S. Government and other PRPs, as well as liability offsets through lower cost remedial solutions. However, neither insurance recoveries nor other claims or offsets have been recognized in the financial statements unless such offsets are considered probable of realization.

  At December 31, 1994, Cyprus Amax's accruals for deferred closure, shutdown of closed operations, and reclamation totalled approximately $296 million. Reclamation is an ongoing activity and a cost associated with Cyprus Amax's mining operations, and accruals for closure and final reclamation liabilities are established on a life of mine basis. The coal reclamation reserve component (about $145 million) is largely a result of reclamation obligations incurred for replacing soils and revegetation of mined areas as required by provisions and permits pursuant to the Surface Mining Control and Reclamation Act. The metals (Cyprus Climax and Cyprus Foote) reclamation reserve component (about $151 million) includes costs for site stabilization, cleanup, long-term monitoring, and water treatment costs as expected to be required largely by State laws and regulations as well as by sound environmental practice. Total coal and metals reclamation costs for Cyprus Amax at the end of current mine lives are estimated at about $550 million.

NOTE 16: RELATED PARTY TRANSACTIONS

On April 15, 1994, Cyprus Amax and Amax Gold Inc. entered into an agreement whereby the Company will provide AGI with a $100 million double convertible line of credit. The outstanding indebtedness under the line of credit may be repaid by AGI with the issuance of AGI convertible preferred stock. Both companies will have conversion rights to convert the line of credit into Amax Gold Common Stock at a maximum price of $8.265 per share and a minimum price of $5.854 per share. As of December 31, 1994, AGI had no outstanding debt under this line of credit.

  In February 1995, Cyprus Amax signed a commitment letter whereby the Company will provide AGI with an additional $80 million in revolving credits which may be repaid with the issuance of AGI Convertible Preferred Stock. Both companies have conversion rights that permit conversion of the line of credit into Amax Gold Common Stock, with Cyprus Amax's conversion right at $5.362 per share and Amax Gold's conversion right at $4.196 per share. This new revolving credit is subject to approval by the shareholders of Amax Gold.

  Additionally, in August 1994, AGI repaid a $26 million loan from Cyprus Amax. In January 1994, the Cyprus Amax Board of Directors approved the purchase of three million shares of AGI Common Stock as repayment of $21 million of the amount outstanding under the $26 million loan. AGI shareholder approval for these transactions was received in July 1994. Following the issuance of the stock, Cyprus Amax owns approximately 42 percent of AGI.

  In 1994, Cyprus Amax established a joint exploration agreement with Amax
Gold to explore for gold. The agreement provides Cyprus Amax a 75 percent interest and Amax Gold a 25 percent interest in the gold prospects resulting from future exploration. Amax Gold has a right of first refusal from Cyprus Amax to purchase and develop gold deposits, and Cyprus Amax has a similar right with respect to base metals. Each party funds work in proportion to its interest, and Cyprus Amax provides staffing and management.

  At December 31, 1994, the subordinated loans outstanding to Oakbridge Limited from Cyprus Amax totalled $39 million, of which $21 million is convertible to Oakbridge Common Stock on certain terms and conditions.

  On June 28, 1994, Cyprus Amax acquired a 51 percent interest in Sociedad Contractual Minera El Abra, which owns the mineral rights to the El Abra copper deposit in Chile, for $330 million. Development of the mine will require an investment estimated at approximately $1 billion. Funding of the investment to develop the oxide reserves will include approximately $300 million of subordinated shareholder loans contributed by Cyprus Amax and approximately $700 million of limited recourse debt financing, which will be guaranteed by Cyprus Amax until project completion. As of December 31, 1994, approximately $16 million of subordinated notes were outstanding.

NOTE 17: LEASES AND MINERAL ROYALTY OBLIGATIONS

Cyprus Amax leases mineral interests and various other types of properties, including draglines, shovels, longwalls, offices, computing services, and miscellaneous equipment. Certain of the Company's mineral leases require minimum annual royalty payments, whereas others provide only for royalties based on production.

  Accrued minimum royalties that are not expected to be recovered from future coal production consist of the following at December 31:

(In millions)                                    1994    1993
                                                ------  ------
Minimum Future Royalties                        $ 105   $ 115
Less Imputed Interest                             (32)    (41)
                                                -----   -----
Present Value of Payments                          73      74
Less Current Portion Included in Accrued
 Royalties and Interest                            (7)     (7)
                                                -----   -----
Long-Term Portion Included in Other
 Noncurrent Liabilities and Deferred Credits    $  66   $  67
                                                =====   =====


The Company's property held under capital leases, included in property, plant and equipment and operating supplies inventory, consists of the following:


(In millions)                                    1994    1993
                                                -----   -----
Mining Equipment                                $ 183   $  51
Mine Facilities and Land                           16       2
                                                -----   -----
                                                  199      53
Less Accumulated Amortization                     (29)    (25)
                                                -----   -----
                                                 $170   $  28
                                                =====   =====

Summarized below as of December 31, 1994, are future minimum rentals and royalties under noncancellable leases:

                                     Operating   Mineral   Capital
(In millions)                         Leases    Royalties  Leases
                                     --------   ---------  -------
1995                                    $  40       $  14   $  12
1996                                       34          16      43
1997                                       31          15      43
1998                                       24          14      50
1999                                       21          14      67
After 1999                                 44          54      63
                                        -----       -----   -----
 Total Payments                         $ 194       $ 127   $ 278
Less Imputed Interest                                         (70)
                                                            -----
Present Value of Lease Payments                             $ 208
Less Current Portion                                           (8)
                                                            -----
Capital Lease Obligations                                   $ 200
                                                            =====

Rentals and mineral royalties charged to expense  were as follows:

(In millions)                            1994        1993    1992
                                        -----       -----   -----
Rental Expense                          $  53       $  38   $  35
Mineral Royalties                       $  47       $  37   $  33



NOTE 18: CASH FLOW INFORMATION

The Consolidated Statement of Cash Flows provides information about changes in cash and cash equivalents which have a maturity of three months or less when acquired. Net Cash Provided by Operating Activities reflects cash payments for interest and income taxes as shown below:

(In millions)                                              1994      1993     1992
                                                          ------   -------   ------
 Interest Paid (Net of Interest
 Capitalized and Interest Rate
 Swap Receipts)                                           $ 113      $ 59      $14
Income Taxes Paid, Net                                    $  35      $ 62      $11

Supplemental Disclosures of Non-Cash Transactions
 (excluding Amax merger):

(In millions)                                              1994      1993     1992
                                                          ------   -------   ------
 Fair Value of Assets Acquired,
  Other Than Cash and
  Cash Equivalents                                        $ 379      $ 188     $  -
Liabilities Assumed                                         (18)       (50)       -
                                                          -----      -----   ------
Cash Payments                                             $ 361      $ 138     $  -
                                                          =====      =====   ======

Sale of Businesses in Exchange
 for Common Stock                                         $  22      $   -     $  -
Purchase of AGI Common Stock
 as Repayment of Notes Receivable
 (Note 16)                                                $  21      $   -     $  -
Capital Lease Obligation-
 Sale Leaseback                                           $ 144      $   -     $  -


NOTE 19: INFORMATION BY INDUSTRY SEGMENT

Cyprus Amax operates in three principal industry segments-Copper/Molybdenum, Coal, and Other-which supply mineral products primarily to the construction, automobile, steel, and utility industries. The financial information for these segments is presented below:

(In millions)                                          1994     1993     1992
                                                      -------  -------  -------
Segment Revenue
 Copper/Molybdenum                                    $1,327   $  831   $  887
 Coal                                                  1,248      697      463
 Other                                                   213      235      291
                                                      ------   ------   ------
                                                      $2,788   $1,763   $1,641
Segment Operating Income (Loss)
 Copper/Molybdenum                                    $  206   $   55   $   38
 Coal                                                    106      142     (267)
 Other                                                    40       20      (29)
                                                      ------   ------   ------
                                                         352      217     (258)
Corporate                                                (45)     (60)     (50)
Interest, Net                                            (74)     (34)     (13)
Gain (Loss) on Equity Investments                        (12)       8       (8)
                                                      ------   ------   ------
Income (Loss) from Continuing Operations Before
 Income Taxes                                            221      131     (329)
Income Tax (Provision) Benefit                           (55)     (31)      83
                                                      ------   ------   ------
Income (Loss) from Continuing Operations                 166      100     (246)
Income from Operations of Discontinued Oil and Gas
 Division, Net of Applicable Taxes of $2                   9        -        -
                                                      ------   ------   ------
Income (Loss) Before Cumulative Effect of
 Accounting Changes                                      175      100     (246)
Cumulative Effect of Accounting Changes/(1)/               -        -      (88)
                                                      ------   ------   ------
 Net Income (Loss)                                    $  175   $  100   $ (334)
                                                      ======   ======   ======

/(1)/ Includes Postretirement Benefits (SFAS No. 106, "Employers' Accounting for
      Postretirement Benefits Other Than Pensions") and Postemployment Benefits (SFAS No. 112, "Employers' Accounting for Postemployment Benefits"), net of applicable taxes.


(In millions)                                            1994    1993    1992
                                                        ------  ------  -------
Identifiable Assets
 Copper/Molybdenum                                      $2,487  $1,857  $  839
 Coal                                                    2,325   2,454     318
 Other                                                     266     980     326
                                                        ------  ------  ------
                                                         5,078   5,291   1,483
 Corporate                                                 329     327     226
                                                        ------  ------  ------
                                                        $5,407  $5,618  $1,709
                                                        ======  ======  ======

Capital Expenditures
 Copper/Molybdenum                                      $  234  $  190  $   95
 Coal                                                      116      65      23
 Other                                                      16      20      31
 Corporate                                                  13       2       -
                                                        ------  ------  ------
                                                        $  379  $  277  $  149
                                                        ======  ======  ======

Depreciation, Depletion, and Amortization
 Copper/Molybdenum                                      $   87  $   63  $   57
 Coal                                                      153      56      35
 Other                                                      11      25      35
 Corporate                                                   2       1       1
                                                        ------  ------  ------
                                                        $  253  $  145  $  128
                                                        ======  ======  ======

Export Sales
 Copper/Molybdenum                                      $  173  $  143  $  188
 Coal                                                       42      24      32
 Other                                                      16      16      21
                                                        ------  ------  ------
                                                        $  231  $  183  $  241
                                                        ======  ======  ======

Financial information by geographic location for the past three years is presented below:

(In millions)                                             1994    1993    1992
                                                        ------  ------  ------

Revenue
 Domestic                                               $2,561  $1,688  $1,538
 Foreign                                                   227      75     103
                                                        ------  ------  ------
                                                        $2,788  $1,763  $1,641
                                                        ======  ======  ======

Operating Income (Loss)
 Domestic                                               $  311  $  205  $ (260)
 Foreign                                                    41      12       2
                                                        ------  ------  ------
                                                        $  352  $  217  $ (258)
                                                        ======  ======  ======

Identifiable Assets
 Domestic                                               $5,296  $5,495  $1,511
 Foreign                                                   111     123     198
                                                        ------  ------  ------
                                                        $5,407  $5,618  $1,709
                                                        ======  ======  ======


SUPPLEMENTAL FINANCIAL INFORMATION

QUARTERLY RESULTS (UNAUDITED)                              1994
- -------------------------------------------------------------------------------
                                             First   Second    Third    Fourth
(In millions except per share data)         Quarter  Quarter  Quarter  Quarter
- -------------------------------------------------------------------------------
Revenue                                        $588    $ 697     $771    $ 732
Segment Operating Income                       $ 58    $  73     $ 98    $ 123
Net Income                                     $ 28    $  32     $ 48    $  67
Income Applicable to Common Shares             $ 23    $  28     $ 44    $  63
===============================================================================
Earnings Per Common Share                      $.25    $ .30     $.47    $ .68
===============================================================================

                                                           1993
- -------------------------------------------------------------------------------
Revenue                                        $375    $ 453     $394    $ 541
Segment Operating Income                       $ 30    $ 110     $ 36    $  41
Net Income (Loss)                              $ 12    $  82     $ 14    $  (8)
Income (Loss) Applicable to Common Shares      $ 12    $  82     $ 14    $ (10)
===============================================================================
Earnings (Loss) Per Common Share               $.24    $1.73     $.30    $(.14)
===============================================================================

   Third quarter 1994 results included after-tax gains of $13 million for various special items. In the first quarter 1994, Cyprus Amax sold its oil and gas subsidiary with $7 million after-tax income and a $2 million after-tax gain. The 1993 results include revenue and an after-tax gain on the sale of Cyprus' bankruptcy claims against LTV of $16 million in the first quarter and $59 million in the second quarter. Fourth quarter 1993 includes essentially breakeven earnings for Amax operations and $25 million of after-tax indirect merger costs.

MINERAL RESERVES AND SELECTED OPERATING STATISTICS (UNAUDITED)

The following table presents reserves information of Cyprus as of December 31, 1990-1992, Cyprus Amax as of December 31, 1993 and 1994, and selected operating statistics for the years then ended. Proved reserves represent those reserves that, under presently anticipated conditions, will be commercially recoverable from known mineral deposits with a high degree of certainty. Proved and probable reserves include reserves that are less well defined than proved reserves, but which have been indicated to exist on the basis of geological and engineering data. Reserve estimates were prepared by Cyprus Amax's engineers.

                                     1994         1993         1992      1991      1990
                                  -----------  -----------  --------  --------  --------
COPPER/MOLYBDENUM
Proved and Probable Ore Reserves
 Copper-United States (million
  tons)                            1,593        1,598          1,617      995     1,035
  Average Grade (percent)            .38          .38            .38      .41       .42
 Copper-South America (million
  tons)                            1,101/(1)/       -              -        -         -
  Average Grade (percent)            .61            -              -        -         -
 Molybdenum (million tons)           322          316/(2)/        17      139       143
  Average Grade (percent)           .232         .228           .116     .113      .111
 Copper and Molybdenum (million
  tons)                              830          901            945      513       454
  Copper Average Grade (percent)     .28          .30            .30      .31       .34
  Molybdenum Average Grade
   (percent)                        .029         .032           .032     .033      .036
 Saleable Product (billion
  pounds)
  Copper                            23.8         13.7           14.3      8.8       9.5
  Molybdenum                         2.1          2.0            0.8      0.8       0.8
Production
 Copper (million pounds)             648          632            662      644       640
 Molybdenum (million pounds)          57           28             40       36        53
Average Sales Price (per pound)
 Copper                           $ 1.09       $  .94         $ 1.04   $ 1.06    $ 1.20
 Molybdenum                       $ 4.05       $ 2.90         $ 2.65   $ 2.83    $ 3.10

COAL
Proved and Probable Reserves
 (million tons)                    2,538        2,681/(4)/       664      745       783
Production (million tons)             75/(3)/      27/(4)/        19       17        16
Average Sales Price (per ton)     $16.12       $20.80         $23.88   $24.63    $24.95

LITHIUM
Proved Ore Reserves Lithium
 (thousand tons)                     393          397            387      391       382
Production Lithium Carbonate
 (million pounds)                     32           32             34       32        34
List Price (per pound) Lithium
 Carbonate                        $ 2.03       $ 1.96          $ 1.91  $ 1.83    $ 1.73

EQUITY COMPANIES/(5)/
Proved and Probable Reserves
 Coal (million tons)
  Oakbridge (100%)                   424/(6)/     359               -       -         -
  Cyprus Amax Share (40%)            171          144               -       -         -
     Gold (million contained
      ounces)
  Amax Gold Inc. (100%)              7.1          7.4               -       -         -
  Cyprus Amax Share (42%)            3.0          3.0               -       -         -
  Kubaka (100%)                      2.3          2.3               -       -         -
  Cyprus Amax Share (45%)            1.0          1.0               -       -         -

/(1)/ Represents El Abra and Cerro Verde reserves purchased in 1994.
/(2)/ Molybdenum reserves increased because of the addition of the Amax properties, partially offset by the sale of Thompson Creek.
/(3)/ Coal production increased in 1994 due to a full year of production from former Amax mines.
/(4)/ The addition of over 2 billion tons to coal reserves in 1993 was due mostly to the merger with Amax and the acquisition of the Cumberland mine in Pennsylvania. Production from former Amax operations was 6.4 million tons for the period November 15 through year end.
/(5)/ Reserves for Equity Companies are shown at 100 percent for the operation or company. Cyprus Amax has a beneficial ownership equivalent to its percentage ownership in the venture which is shown on a separate line.
/(6)/ Oakbridge reserves increased due to acquiring additional leases at Ellalong/Pelton.

STOCK MARKET INFORMATION

STOCK MARKET INFORMATION

Cyprus Amax Common Stock is traded on the New York Stock Exchange (NYSE) under the symbol "CYM." The ranges of actual trade prices by quarters for the Common Stock, as reported by the NYSE, are set forth below.

ACTUAL TRADE PRICES

                                  Common Stock
                       ----------------------------------
                             1994              1993
                       ----------------  ----------------
Period                  High      Low     High      Low
- -----------            ----------------  ----------------
1st Quarter            $33-1/8  $26-3/8  $36-3/8  $30-3/4
2nd Quarter            $31-5/8  $25-3/4  $33-1/8  $22-7/8
3rd Quarter            $32-1/2  $28-3/8  $28-1/4  $23-3/8
4th Quarter            $31-5/8  $23-7/8  $26-5/8  $21-1/4

  In addition to its Common Stock, Cyprus Amax has 4,666,478 shares of $4.00 Series A Convertible Preferred Stock outstanding as of March 1, 1995. These shares are held by one registered shareholder. Each share of Series A Convertible Preferred Stock carries the right to receive a dividend of $4.00 per year. Dividends are paid out of funds legally available when and if declared by the Board of Directors. Due to the limited number of shareholders, there is no market for these shares.

   During 1994, Cyprus Amax declared cash dividends amounting to $.90 and $4.00 per share on its Common Stock and Series A Convertible Preferred Stock, respectively. During 1993, Cyprus declared cash dividends amounting to $.80 per share on its Common Stock, and Cyprus Amax declared a regular quarterly dividend of $1.00 per share on the Series A Convertible Preferred Stock. On February 16, 1995, the Board of Directors of Cyprus Amax declared dividends of $.20 per share of the Common Stock for stockholders of record on April 10, 1995 and a regular quarterly dividend of $1.00 per share of Series A Convertible Preferred Stock for shareholders of record on February 27, 1995. The Board of Directors will continue to evaluate the Company's performance and the appropriateness of dividends. It is currently anticipated that dividends will continue to be paid during 1995.

  The closing trade price per share of the Common Stock on March 1, 1995, as reported by the NYSE was $26 1/4. As of March 1, 1995, the number of registered shareholders of Cyprus Amax Common Stock was approximately 48,000.



54