Form 10-K, Exhibit 13
period 1996-12-31
CYPRUS AMAX MINERALS CO
filed 1997-03-26
CIK 769589

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

Cyprus Amax's financial statements have been audited by Price Waterhouse LLP, whose appointment is ratified yearly by the shareholders at the annual shareholders' meeting. Price Waterhouse LLP conducted their audit in accordance with generally accepted auditing standards. These standards include an evaluation of internal accounting controls in establishing the scope of audit testing necessary to allow them to render an independent professional opinion on the fairness of Cyprus Amax's financial statements.

The Audit Committee of the Board of Directors, composed solely of directors who are not Cyprus Amax employees, meets periodically with representatives of management and Price Waterhouse LLP to review their work and ensure that they are properly discharging their responsibilities.

/s/ Milton H. Ward
Milton H. Ward
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

/s/ Gerald J. Malys
Gerald J. Malys
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

/s/ John Taraba
John Taraba
Vice President and Controller
(Principal Accounting Officer)

Report of Independent Accountants

To the Board of Directors and Shareholders of Cyprus Amax Minerals Company:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Cyprus Amax Minerals Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the financial statements, Cyprus Amax adopted in 1995 the provisions of Statement of Financial Accounting Standards No. 121 for the impairment of long-lived assets.

/s/ Price Waterhouse LLP
Denver, Colorado
February 12, 1997

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
SELECTED FINANCIAL DATA
(In millions except as noted and per share data)

                                                      1996     1995     1994     1993     1992     1991     1990     1989
                                                     -------  -------  -------  -------  -------  -------  -------  -------
Consolidated Statement of Operations Data
Revenue                                              $ 2,843  $ 3,207  $ 2,788  $ 1,763  $ 1,641  $ 1,657  $ 1,866  $ 1,790
                                                     -------  -------  -------  -------  -------  -------  -------  -------
Costs and Expenses
  Cost of Sales                                        2,074    2,108    2,071    1,333    1,286    1,323    1,423    1,241
  Selling and Administrative Expenses                    128      143      111       70       77       97       81      103
  Depreciation, Depletion, and Amortization              339      296      253      145      128      119      118       94
  Write-Downs and Special Charges                        116      445       10        -      410       35       82        4
  Merger and Reorganization Expenses                       -        -       13       33       29        -        -        -
  Exploration Expense                                     34       33       23       25       19       21       14       15
                                                     -------  -------  -------  -------  -------  -------  -------  -------
   Total Costs and Expenses                            2,691    3,025    2,481    1,606    1,949    1,595    1,718    1,457
                                                     -------  -------  -------  -------  -------  -------  -------  -------
Income (Loss) From Operations                            152      182      307      157     (308)      62      148      333
Other Income (Expense)
  Interest Income                                         28       24       17        7        3        5        8       13
  Interest Expense                                      (189)    (137)    (107)     (42)     (19)     (22)     (19)     (12)
  Capitalized Interest                                    83       43       16        1        3        5        -        -
  Earnings (Loss) on Equity Investments and Other          3        8      (12)       7       (8)       4      (13)      (7)
                                                     -------  -------  -------  -------  -------  -------  -------  -------
Income (Loss) From Continuing Operations
 Before Income Taxes and Minority Interest                77      120      221      130     (329)      54      124      327
  Income Tax (Provision) Benefit                         (11)      (3)     (55)     (31)      83      (11)     (13)     (92)
  Minority Interest                                       11        7        -        1        -        -        -        -
                                                     -------  -------  -------  -------  -------  -------  -------  -------
Income (Loss) From Continuing Operations                  77      124      166      100     (246)      43      111      235
 Income From Operations of Discontinued Oil and
  Gas Division, Net of Applicable Taxes of $2              -        -        9        -        -        -        -        -
                                                     -------  -------  -------  -------  -------  -------  -------  -------
Income (Loss) Before Cumulative Effect
 of Accounting Changes /(1)/                              77      124      175      100     (246)      43      111      235
  Cumulative Effect of Accounting Changes /(2)/            -        -        -        -      (88)       -        -      (70)
                                                     -------  -------  -------  -------  -------  -------  -------  -------
Net Income (Loss)                                         77      124      175      100     (334)      43      111      165
  Preferred Stock Dividends                              (19)     (19)     (18)      (2)     (11)     (15)     (15)     (15)
                                                     -------  -------  -------  -------  -------  -------  -------  -------
Income (Loss) Applicable to Common Shares            $    58  $   105  $   157  $    98  $  (345) $    28  $    96  $   150
                                                     =======  =======  =======  =======  =======  =======  =======  =======
                                                      1988     1987
                                                     -------  ------
Consolidated Statement of Operations Data
Revenue                                              $ 1,327  $  795
                                                     -------  ------
Costs and Expenses
  Cost of Sales                                          921     628
  Selling and Administrative Expenses                     92      61
  Depreciation, Depletion, and Amortization               64      54
  Write-Downs and Special Charges                          9       -
  Merger and Reorganization Expenses                       -       -
  Exploration Expense                                     12       9
                                                     -------  ------
   Total Costs and Expenses                            1,098     752
                                                     -------  ------
Income (Loss) From Operations                            229      43
Other Income (Expense)
  Interest Income                                          6       2
  Interest Expense                                       (15)    (11)
  Capitalized Interest                                     -       -
  Earnings (Loss) on Equity Investments and Other         (2)     (1)
                                                     -------  ------
Income (Loss) From Continuing Operations
 Before Income Taxes and Minority Interest               218      33
  Income Tax (Provision) Benefit                         (49)     (7)
  Minority Interest                                        1       -
                                                     -------  ------
Income (Loss) From Continuing Operations                 170      26
 Income From Operations of Discontinued Oil and
  Gas Division, Net of Applicable Taxes of $2              -       -
                                                     -------  ------
Income (Loss) Before Cumulative Effect
 of Accounting Changes /(1)/                             170      26
  Cumulative Effect of Accounting Changes /(2)/            -       -
                                                     -------  ------
Net Income (Loss)                                        170      26
  Preferred Stock Dividends                               (6)      -
                                                     -------  ------
Income (Loss) Applicable to Common Shares            $   164  $   26
                                                     =======  ======

 . The 1996 results included an after-tax charge of $61 million associated with the Copper/Molybdenum segment primarily for environmental remediation, and costs to temporarily close the Tohono mine. Additionally, Amax Gold wrote down its Guanaco mine in Chile and recorded an unrelated favorable tax adjustment, which reduced Cyprus Amax's after-tax earnings by $13 million.

 . In 1995, the Company consolidated Amax Gold Inc. based on an increased ownership position. The 1995 results included an after-tax charge of $338 million to recognize the write-downs of certain coal assets and provisions for associated liabilities.

 . On November 15, 1993, Amax was merged into Cyprus, and therefore the 1994 results included a full year of Amax operations for revenue of $888 million whereas the 1993 results included Amax for the 47-day period following the merger. The 1994 results also included after-tax gains of $13 million for various special items. The merger contributed revenue of $140 million for 1993, and the impact on earnings was immaterial, excluding indirect merger expenses.

 . The 1993 results also included $104 million revenue and $75 million after-tax gain from the sale of Cyprus' LTV bankruptcy claims and $25 million after-tax for indirect merger expenses. Cyprus sold its interest in the Selwyn and Golden Cross gold mines in the second quarter 1993 which had contributed approximately $30 million and $25 million to revenue annually, respectively.

 . In mid-1992, Cyprus sold its talc operations, which had contributed approximately $80 million to annual revenue since 1988. Talc earnings were immaterial except for after-tax write-downs of approximately $24 million in 1991 reflecting the pending sale. A copper scrap processing facility that was sold in late 1992 had approximately $65 million in annual revenue and immaterial earnings since its acquisition in 1989.

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
SELECTED FINANCIAL DATA (Continued)
(In millions except as noted and per share data)

                                                      1996        1995        1994        1993         1992          1991
                                                     ------      ------      ------      ------       ------        ------
Per Share Data
Primary Earnings (Loss) Per Common Share
 Income (Loss) From Continuing Operations /(1)/      $  0.62     $  1.13     $  1.59     $  1.85      $ (6.31)      $  0.72
 Income From Operations of Discontinued Oil
  and Gas Division                                         -           -         .10           -            -             -
 Cumulative Effect of Accounting Changes /(2)/             -           -           -           -        (2.15)            -
                                                     -------     -------     -------     -------      -------       -------
  Net Income (Loss)                                  $  0.62     $  1.13     $  1.69     $  1.85      $ (8.46)      $  0.72
                                                     =======     =======     =======     =======      =======       =======
Cash Dividends Per Common Share                      $  0.80     $  0.80     $  0.90     $  0.80      $  0.85       $  0.80
Consolidated Balance Sheet Data
 Cash and Cash Equivalents                           $   193     $   191     $   139     $    96      $   116       $    98
 Working Capital                                     $   304     $   292     $   423     $    41      $   336       $   299
 Total Assets                                        $ 6,786     $ 6,196     $ 5,407     $ 5,618      $ 1,709       $ 1,984
 Long-Term Debt                                      $ 2,415     $ 1,734     $ 1,191     $ 1,278      $   232       $   239
 Capital Lease Obligations                           $   139     $   143     $   200     $    69      $     -       $     -
 Shareholders' Equity                                $ 2,360     $ 2,365     $ 2,329     $ 2,217      $   923       $ 1,290
Other Financial Data
 Book Value Per Common Share                         $ 23.43     $ 23.62     $ 23.39     $  22.49     $ 21.22       $ 30.23
 Long-Term Debt/Total Capitalization                    52.0%       44.2%       37.4%       37.8%        20.1%         15.6%
 Current Ratio                                         1.4:1       1.4:1       1.7:1       1.0:1        2.2:1         2.0:1
 Cash Provided by Operations                         $   269     $   675      $  110     $    74      $   143       $   285
Stock Price - Common Stock /(3)/
 High                                                $    29     $    32 1/8  $   33     $    36 3/8  $    32       $    25
 Low                                                 $    19     $    24 1/4  $   23     $    21 1/4  $    18 1/2   $    17 1/2

                                                      1990           1989            1988           1987
                                                     ------         ------          ------         ------
Per Share Data
Primary Earnings (Loss) Per Common Share
 Income (Loss) From Continuing Operations /(1)/      $  2.38        $  5.67         $  4.21        $  0.68
 Income From Operations of Discontinued Oil
  and Gas Division                                         -              -               -              -
 Cumulative Effect of Accounting Changes /(2)/             -          (1.80)              -              -
                                                     -------        -------         -------        -------
  Net Income (Loss)                                  $  2.38        $  3.87         $  4.21        $  0.68
                                                     =======        =======         =======        =======
Cash Dividends Per Common Share                      $  0.80        $  0.73         $  0.20        $     -
Consolidated Balance Sheet Data
 Cash and Cash Equivalents                           $    39        $    44         $   163        $     8
 Working Capital                                     $   336        $   251         $   343        $   243
 Total Assets                                        $ 1,919        $ 1,841         $ 1,651        $ 1,148
 Long-Term Debt                                      $   246        $   108         $   120        $   115
 Capital Lease Obligations                           $     -        $     -         $     -        $     -
 Shareholders' Equity                                $ 1,284        $ 1,294         $ 1,204        $   850
Other Financial Data
 Book Value Per Common Share                         $ 30.33        $ 28.69         $ 25.62        $ 21.95
 Long-Term Debt/Total Capitalization                    16.1%           7.7%            9.1%          12.0%
 Current Ratio                                         2.5:1          2.0:1           2.6:1          3.5:1
 Cash Provided by Operations                         $   199        $   304         $   271        $    62
Stock Price - Common Stock /(3)/
 High                                                $    28 1/2    $    33         $    24        $    20
 Low                                                 $    13 7/8    $    21 3/8     $    13 1/8    $     9 3/8

/(1)/ Financial information reflects an after-tax charge of $74 million for environmental remediation liabilities, costs to temporarily close a copper mine, the write-down of the net assets of the Guanaco gold mine, and an unrelated favorable tax adjustment for Amax Gold in 1996; an after-tax charge of $338 million for the write-down of certain coal assets and provision for associated liabilities in 1995; an after-tax gain of $13 million for various special items for 1994; an after-tax charge for 1993 indirect merger costs of $25 million; an after-tax gain of $75 million in 1993 for the sale of LTV bankruptcy claims; and write-downs and other provisions of $315 million in 1992, $32 million in 1991, and $63 million in 1990. In addition, 1992 includes an after-tax charge of $23 million for reorganization expense.

/(2)/ In 1992, Cyprus adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Cumulative effect adjustments are presented net of tax. Also in 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes." In 1990, Cyprus adopted SFAS No. 96, "Accounting for Income Taxes," retroactive to January 1, 1989. In adopting SFAS No. 96, Cyprus recorded a cumulative $70 million charge for periods prior to January 1, 1989.

/(3)/ Stock prices prior to June 1989 have been restated to reflect the stock split.

MANAGEMENT'S DISCUSSION AND

ANALYSIS OF RESULTS OF

OPERATIONS AND FINANCIAL CONDITION


Results of Operations for the Three Years Ended December 31, 1996

Cyprus Amax earned $77 million in 1996, or 62 cents per share, compared with 1995 earnings of $124 million, or $1.13 per share, and 1994 earnings of $175 million, or $1.69 per share. The 1996 results included an after-tax charge of $61 million primarily for environmental remediation at the Miami, Arizona, operation and costs to temporarily close the Tohono mine in Arizona. In addition, Amax Gold wrote down its Guanaco mine and recorded an unrelated favorable tax adjustment that reduced Cyprus Amax's after-tax earnings by $13 million. The 1995 results included an after-tax charge of $338 million to recognize the third quarter write-downs of certain coal assets and provisions for associated liabilities. The 1994 results included a net $13 million after-tax gain for several special items.

Excluding the write-downs and special items, the 1996 earnings were $151 million, or $1.42 per share, compared with 1995 earnings of $462 million, or $4.77 per share, and 1994 earnings of $162 million, or $1.55 per share.

Selected Results (In millions except per share data)
                                           1996     1995     1994
                                          -------  -------  ------
Revenue                                   $2,843   $3,207   $2,788
Net Income                                $   77   $  124   $  175
Earnings per Share                        $  .62   $ 1.13   $ 1.69


Note:  Supplemental Data (In millions)
                                            1996     1995     1994
                                          -------  -------  ------
Special Items, Net of Tax                 $  (74)  $ (338)  $   13
Net Income Excluding Special Items        $  151   $  462   $  162


The decrease in earnings in 1996, excluding special items, reflected 29 cents per pound lower copper realizations, $2.28 per pound lower molybdenum realizations and 56 cents per ton lower coal realizations. The earnings improvement in 1995, excluding write-downs, resulted from 24 cents per pound higher copper realizations, 78 million pounds higher produced copper sales, 7 cents per pound lower copper cost of sales, and improved primary molybdenum earnings of $122 million.

The 1996 revenue of $2,843 million was 11 percent lower than 1995 revenue of $3,207 million because of lower copper and molybdenum realizations. Revenue in 1995 was 15 percent higher than the 1994 revenue of $2,788 million because of higher copper and molybdenum realizations.

The supplemental data presented herein is provided to explain further the Company's current operating results. Special Items on a consolidated basis are presented net of tax benefit or provision and are not necessarily infrequent or unusual in the mining industry.

Segment Results

Segment operating earnings is income before corporate overhead, interest, equity and other, income taxes, and minority interest. This discussion should be read in conjunction with the Consolidated Financial Statements on pages 32 to 35, the information on write-downs and special charges in Note 4 and industry segments in Note 18 to the Consolidated Financial Statements, and the supplemental information on mineral reserves and selected operating statistics.


Summary Results (In millions)
                                                     1996    1995   1994
                                                    ------  ------  -----
Segment Operating Earnings (Loss)
 Copper/Molybdenum                                  $ 151   $ 584   $ 206
 Coal                                                  90    (308)    106
 Other                                                (32)    (37)     40
                                                    ------  ------  -----
Total Segment Operating Earnings                    $ 209   $ 239   $ 352
                                                    ======  ======  =====


Note:  Supplemental Data (In millions)
                                                     1996    1995    1994
                                                    -----   -----   -----
Segment Earnings (Loss) Excluding Special Items:
 Copper/Molybdenum                                  $ 231   $ 584   $ 219
 Coal                                                  90     137     116
 Other                                                  4     (37)      1
                                                    -----   -----   -----
Total Segment Earnings                              $ 325   $ 684   $ 336
                                                    =====   =====   =====

Copper/Molybdenum earned $151 million, $433 million less than the $584 million it earned in 1995. The 1996 earnings included an $80 million pretax charge primarily for environmental remediation activities, costs to temporarily close the Tohono mine, and other adjustments in the primary molybdenum business. Earnings, excluding the 1996 special items, declined due to lower copper and molybdenum realizations, and higher copper cost of sales due to lower molybdenum by-product credits. Coal reported earnings for 1996 of $90 million compared with a segment operating loss of $308 million in 1995. The 1995 loss included a $445 million pretax charge for write-downs of certain coal assets and provisions for associated liabilities. The decrease in current year operating earnings as compared to 1995 excluding the write-downs was due to a year-end 1995 coal contract expiration and renegotiation at Kentucky operations, which negatively affected 1996 earnings by $39 million; adverse weather in the East and Midwest; and poor mining conditions and lower realizations at the Wabash mine. The Other segment (lithium, Amax Gold (AGI), iron ore, exploration, and businesses sold/non-operating) reported a combined loss of $32 million compared with a loss of $37 million in 1995. The 1996 loss included a $36 million write-down of the net asset value of

Guanaco mine in Chile. Lithium earned a record $30 million in 1996, 9 percent more than the previous record of $28 million set in 1995. Amax Gold's operating loss for 1996, including the write-down, was $36 million, compared with $14 million in 1995. Exploration expense of $20 million was $13 million lower than the 1995 expense due to gains relating to the sale of Cerro Quema, an exploration project in Panama, and certain other small properties.

Copper/Molybdenum

Selected Copper/Molybdenum Data (In millions)

                                                   1996    1995    1994
                                                 ------  ------  ------
Revenue                                          $1,331  $1,720  $1,327

Segment Operating Earnings                       $  151  $  584  $  206

Total Copper Production, Lbs.                       768     687     648
Total Copper Sales, Lbs.                            893     828     831
Produced Copper Sales, Lbs.                         744     723     645

Total Molybdenum Production, Lbs.                    56      75      57
Total Molybdenum Sales, Lbs.                         63      68      90
Produced Molybdenum Sales, Lbs.                      63      68      77

Average Copper Realization, $/Lb.                $ 1.04  $ 1.33  $ 1.09
Copper Cost of Sales, $/Lb.                      $  .81  $  .71  $  .78
Copper Net Cash Costs, $/Lb.                     $  .71  $  .57  $  .69
Copper Full Mine Costs, $/Lb.                    $  .80  $  .66  $  .77

Average Molybdenum Realization, $/Lb.            $ 5.25  $ 7.53  $ 3.77

Copper/Molybdenum reported segment earnings of $151 million for 1996 compared with $584 million in 1995. During the fourth quarter, Copper/Molybdenum recorded an $80 million pretax charge primarily for environmental remediation activities at its Miami, Arizona, copper mine for long term clean-up efforts at Pinal Creek. The charge also included costs to temporarily suspend operations at the Tohono mine near Casa Grande, Arizona, and certain other minor adjustments in the primary molybdenum business. Currently, plans and project economics are being developed to evaluate the feasibility of mining the significant copper resource at Tohono. Until a decision is made, the mine will draw down current leach inventory and will be placed on stand-by status. Excluding the special items, the Copper/Molybdenum segment reported earnings of $231 million in 1996, $353 million less than 1995 earnings of $584 million. The decrease was attributed to 29 cents per pound lower copper realizations, $2.28 per pound lower molybdenum realizations, and 10 cents per pound higher copper cost of sales due to lower molybdenum by-product credits. The 1994 results included a pretax charge of $13 million for workforce reduction programs at Miami and Bagdad.


Note:  Supplemental Data (In millions)

                                             1996   1995    1994
                                            ------  -----  ------
Special Items                               $ (80)  $   -  $ (13)
Segment Earnings Excluding Special Items    $ 231   $ 584  $ 219

Copper realizations in 1996 averaged $1.04 per pound for the year, compared with $1.33 in 1995. Cyprus Amax has price protection programs in place that will ensure a minimum net average realization on an LME basis of 96 cents per pound on 550 million pounds for 1997. During 1996 Cyprus Amax sold 150 million pounds of 1997 copper price protection contracts generating $21 million of proceeds, which will increase copper realizations and income during the periods in 1997 to which the original contracts were applicable. Cyprus Amax periodically may elect to buy or sell copper price protection contracts to mitigate the risk of metal price declines on a portion of its future copper sales. Additionally, the price protection program for El Abra ensures a minimum net average realization on an LME basis of 90 cents in 1997 on approximately 400 million pounds with a cap of $1.25 per pound on approximately 145 million pounds. Cyprus Amax's share of El Abra is 51 percent.

For the year 1996, net cash costs, before molybdenum credits, improved five cents per pound compared with the full year 1995, primarily because of lower production costs at Cerro Verde, lower smelting and refining costs, and the lower cost production from El Abra in December 1996. Reflecting lower molybdenum prices, by-product credits were 19 cents per pound lower. Total 1996 net cash costs were 71 cents per pound, compared with 57 cents per pound in 1995.

Cost of sales increased 10 cents per pound from 1995 to 81 cents per pound for 1996 due to lower molybdenum by-product credits. Copper production totalled 768 million pounds for the year, 81 million pounds more than in 1995 due to a 64 percent increase in production at Cerro Verde, the addition of El Abra production in December 1996, and a 20 million pound increase from domestic operations. Cyprus Amax expects copper production to increase to one billion pounds in 1997.

Demand for copper continued to grow for the eleventh consecutive year in 1996. The year-end 1996 combined LME and Comex inventories of 168,000 short tons were down over 50 percent from year-end 1995 levels.

Total Cyprus Amax copper sales in 1996 of 893 million pounds were 8 percent higher than the 1995 sales of 828 million pounds. Produced copper sales of 744 million pounds for 1996 were 21 million pounds higher than 1995 produced sales of 723 million pounds due to an 81 million pound increase in production and an inventory increase.

The Cerro Verde mine in Peru, 82 percent owned by Cyprus Amax, completed its expansion in mid-1996, and during the fourth quarter it operated above its expanded design capacity of 105 million annual pounds. The Cerro Verde mine produced 105 million pounds in 1996. The Cerro Negro oxide deposit, which lies adjacent to the current Cerro Verde leach pad, continues to show considerable promise for development. Additional studies are in progress with completion expected in late 1997. Additionally, in early 1996, Compania de Minas Buenaventura S.A., a Peruvian mining concern, exercised its option to acquire 10 percent of Cyprus Amax's interest in Cerro Verde which decreased Cyprus Amax's share to 82 percent.

The El Abra mine, owned 51 percent by Cyprus Amax, achieved commercial operations on December 1, 1996. The total commitment to develop this world-class leachable oxide copper operation was about $1 billion, and the project was completed on budget and about seven months ahead of schedule. During its first month of commercial production, El Abra produced 42 million pounds, of which Cyprus Amax's share was 21 million pounds. El Abra is expected to produce annually about 250 million pounds of copper (Cyprus Amax's share).

Molybdenum operations, excluding special items, earned $58 million in 1996 compared with $153 million in 1995. Production decreased to 56 million pounds from 75 million pounds, and sales decreased to 63 million pounds from 68 million pounds in 1995. Realizations in 1996 averaged $5.25 per pound compared with $7.53 per pound in 1995.

Molybdenum demand in the Western World was somewhat weaker compared with the record levels of 1995 primarily reflecting lower stainless steel requirements. Chemical products continue to show demand strength in almost every application. Estimates for Western World production in 1996 are about 10 percent lower than 1995, and world molybdenum inventories appear to have declined throughout the year.

Changes in worldwide supply and demand and the related market perceptions can have a major impact on copper and molybdenum prices. Therefore, Copper/Molybdenum segment earnings can be expected to fluctuate. Each 10 cent per pound change in the segment's average annual copper realization or production cost would have resulted in a change in pretax income of approximately $77 million at 1996 production and sales levels. Put options in place for 1997 would partially offset the exposure to significant price decreases. For molybdenum, each $1.00 per pound change in average annual molybdenum margin would have resulted in a change in pretax income of approximately $60 million at 1996 production and sales levels. The impact on profits is delayed about three months on about 50 percent of Cyprus molybdenum production since the profit on by-product production is recognized when copper inventories are sold.

Coal

Selected Coal Data (In millions)

                                                         1996     1995     1994
                                                        ------   ------   ------
Revenue                                                 $1,284   $1,298   $1,248
Segment Operating Earnings (Loss)                       $   90   $ (308)  $  106

Coal Production, Tons
   - Consolidated Coal Mines                              76.4     75.2     75.1
   - Oakbridge (41% Share)                                 5.7      5.5      4.1

Coal Sales, Tons
   - Eastern Mines                                        29.1     29.4     28.0
   - Powder River Basin                                   35.6     35.7     35.5
   - Western Mines                                        12.3     12.5     12.1
   - Springvale                                             .9        -        -
                                                        ------   ------   ------
  Total Sales                                             77.9     77.6     75.6
   - Oakbridge (41% Share)                                 6.2      6.1      5.1

Average Realization, $/Ton                              $15.69   $16.25   $16.12
Average Cost of Sales, $/Ton                            $14.90   $14.73   $14.69
Average Cash Costs, $/Ton                               $13.03   $12.19   $12.21
Average Unit Costs, $/Ton                               $15.10   $14.34   $14.40

Coal reported segment operating earnings of $90 million for the year compared with an operating loss of $308 million in 1995. The 1995 results included a $445 million pretax charge for write-downs of certain coal assets and provisions for associated liabilities for the Wabash and Kentucky operations. The 1994 results included a $10 million pretax write down of the Orchard Valley mine.


Note:  Supplemental Data (In millions)

                                            1996    1995    1994
                                            -----  ------  ------
Special Items                               $   -  $(445)  $ (10)
Segment Earnings Excluding Special Items    $  90  $ 137   $ 116

Excluding the Special Items, Coal earnings were $90 million in 1996, a record $137 million in 1995, and $116 million in 1994. The lower operating earnings in 1996 were due to a year-end 1995 contract expiration and renegotiation at Kentucky operations, which negatively affected 1996 earnings by $39 million; adverse weather in the East and Midwest; and poor mining conditions and lower realizations at the Wabash mine. Higher operating earnings in 1995 are attributable to an additional 2 million tons of sales, primarily in Pennsylvania and West Virginia, a gain of $6 million from asset sales, and a slightly improved profit margin.

Coal production, including Cyprus Amax's 41 percent share of Oakbridge, Ltd., of 82 million tons and sales of 84 million tons in 1996 were 1 million tons higher and equal to the 1996 period, respectively. Eleven mines set annual production records in 1996. The Company expects that 1997 production will increase to about 93 million tons, including Cyprus Amax's share of Oakbridge, Ltd. in Australia.

The 1996 average realization was $15.69 per ton and the average cost of sales was $14.90 per ton. This resulted in a profit margin of 79 cents per ton for the year and a cash margin of $2.66 per ton. This compares with an average realization of $16.25 and an average cost of sales of $14.73, yielding a profit margin of $1.52 per ton and a cash margin of $4.06 per ton for 1995.

In February 1996, Cyprus Amax acquired a 50 percent interest in the Springvale underground coal mine in New South Wales, Australia, for $70 million. The production from Springvale is sold mainly to the domestic Australian electric generating market. The Pacific Rim export coal market is a target for expanded production.

The development of the Willow Creek mine in Utah is progressing on schedule and within budget. Approximately $50 million of the $130 million project was spent through 1996, and completion is expected in early 1998. It is anticipated that annual production will be approximately 5 million tons.

Demand during 1996 remained strong, and United States coal production in 1997 is expected to be 2 to 3 percent higher than 1996. Cyprus Amax expects Western railroad rates to be competitive and to enhance the market penetration of the Powder River Basin and Colorado low sulfur coals further south and east.

More than 90 percent of Cyprus Amax coal is marketed to electric utilities with the vast majority of customers in the United States. During 1996, Cyprus Amax committed to 13 contracts, ranging from one to 10 years, for cumulative tons of approximately 30 million, with annual tonnage of 10 million in 1997. In excess of 90 percent of 1997 domestic production is committed for sale, with approximately 91 percent to be shipped under contracts with an initial term of at least one year.

Cyprus Amax's coal reserves totalled 2.5 billion tons (including Cyprus Amax's 41 percent share of Oakbridge) at December 31, 1996. Domestic reserves of 1.6 billion tons are developed and assigned to operating mines and are comprised of approximately 76 percent compliance coal, 11 percent low sulfur coal, and the remainder high sulfur coal. The compliance and low sulfur reserves satisfy the less than 2.5 pound sulfur dioxide Phase I (low sulfur) standard of the Clean Air Act, and the developed compliance reserves satisfy the less than 1.2 pound sulfur dioxide Phase II (compliance) standard, which will become effective in 2000. With this large reserve base of compliance and low sulfur coal, in addition to diverse geographical locations, Cyprus Amax believes that it has the resources and market access to be a long-term, competitive coal company.

Additionally, through its interest in Oakbridge in Australia, Cyprus Amax has a significant presence in the rapidly growing market for utility steam coal in the Pacific Rim countries of Japan, Taiwan, and Korea. During 1996 Oakbridge's production of 6 million tons (Cyprus Amax's 41 percent share) was slightly higher than 1995 production. The mines generally operated well, however, full year results were constrained by weak spot coal selling prices and higher demurrage expense.

In June 1996, Cyprus Amax reached an agreement in which Central Illinois Public Service Company ("CIPS") would discontinue coal purchases from the Delta mine in Illinois and pay Cyprus Amax Minerals $70 million under a restructured agreement. Cyprus Amax ceased shipping coal from Delta and closed the mine in August 1996 due to its high cost structure and limited marketing opportunities. In February 1997, Cyprus Amax received the $70 million payment.

In February 1997, Cyprus Amax announced that its subsidiary, Amax Coal Company, had entered into a preliminary agreement, which is expected to lead to the assignment of a coal supply agreement for its Wabash mine. This transaction is not expected to have a significant impact on 1997 earnings. The annual earnings impact of the future cash payments is expected to exceed the mine's 1996 earnings. Under the coal supply agreement, Wabash was committed to supply up to
3.6 million tons of coal annually to PSI Energy, Inc.

Other

Selected Results (In millions)

                                      1996    1995    1994
                                     -----   -----   -----

Lithium                              $  30   $  28   $  23
Amax Gold                              (36)    (14)      -
Iron Ore                                 -       -      34
Exploration                            (20)    (33)    (12)
Businesses Sold/Non-Operating           (6)    (18)     (5)
                                     -----   -----   -----
Segment Operating Earnings (Loss)    $ (32)  $ (37)  $  40
                                     =====   =====   =====

Note:  Supplemental Data  (In millions)

Special Items                         $(36)  $   -   $  39
                                     =====   =====   =====

Other Minerals, which includes Lithium, Amax Gold, Iron Ore, Exploration, and Businesses Sold/Non-Operating, reported a combined loss for the year of $32 million, including special items, compared with a loss of $37 million in 1995. In the fourth quarter of 1996, Amax Gold wrote down the net asset value of the Guanaco mine in Chile by $36 million. Other Minerals had a combined loss for 1995 of $37 million compared with earnings of $40 million in 1994. The 1994 results included special items of $39 million, reflecting gains on the sale of Northshore and an exploration project.

Lithium earned a record $30 million in 1996, 9 percent more than the previous record of $28 million set in 1995. This resulted from strong lithium carbonate and downstream product sales. Due to an increased supply of lithium carbonate added to the market late in 1996, realizations have decreased in early 1997.

Including the above-mentioned write-down, Amax Gold's 1996 operating loss was $36 million. Amax Gold's operating results, excluding the write-down, were essentially break-even for the year 1996 compared with a $14 million loss for 1995. The improvement resulted from a 10 percent increase in sales volumes, slightly higher realizations, and 9 percent lower unit costs.

In November 1996, Cyprus Amax increased its ownership in Amax Gold from 51 percent to 52.5 percent by exercising its option to convert to stock, outstanding interest and a guarantee fee related to financing arrangements. For 1996 Amax Gold produced 268,000 ounces of gold compared with 1995 production of 238,000 ounces and 1994 production of 241,000 ounces. Amax Gold's average realized price was $412 per ounce in 1996, $406 per ounce in 1995, and $401 per ounce in 1994. AGI's average cash operating costs were reduced to $255 per ounce in 1996 from $313 per ounce in 1995 and $329 per ounce in 1994.

Construction of the Refugio mine in Chile was completed in 1996; however, start-up was delayed by mechanical problems with the secondary and tertiary crushers and a collapse in the fill underlying the fine ore storage bin. These issues were resolved in the third quarter of 1996, and the mine commenced commercial production on October 1, 1996. The Refugio mine operated above plan for the fourth quarter of 1996, producing 31,000 ounces for Amax Gold's account. Construction of the Fort Knox mine near Fairbanks, Alaska, was essentially completed in early 1997, and commercial production is expected in early 1997. During December, Fort Knox poured its first gold. Additionally, Amax Gold shareholders approved the acquisition of Cyprus Amax's 50 percent ownership interest in the Kubaka gold mine in Russia, and the transaction is expected to be completed in early 1997. Cyprus Amax will receive 11.8 million shares of Amax Gold stock upon completion of the transaction and another 4.2 million shares when the Kubaka mine reaches commercial production. The transfer of all 16 million shares will increase Cyprus Amax's ownership interest in Amax Gold to approximately 59 percent. The first gold was poured at Kubaka during February 1997. With the addition of these mines, Amax Gold should produce, starting in the second quarter of 1997, at an annual rate of nearly 700,000 ounces.

Cyprus Amax sold its Northshore iron ore mine and power plant in 1994. Iron Ore earnings in 1994 were $34 million, including the $28 million pretax gain on the sale of the business in September 1994.

Exploration expense of $20 million in 1996 was $13 million lower than last year due to gains relating to the sale of Cerro Quema, an exploration project in Panama, and certain other small properties. Exploration expenditures primarily funded projects in Peru, Indonesia, Australia, Canada, the United States, Mexico, Chile, Central America, and Africa/Eurasia. In January 1997, Cyprus Amax announced an agreement with Zambia Consolidated Copper Mines to acquire 80 percent of the Kansanshi copper mine and deposit. Cyprus Amax expects to finalize the agreement in March 1997.

Businesses Sold/Non-Operating loss decreased to $6 million in 1996 from $18 million in 1995 due to the absence of environmental expenses and other adjustments related to the 1994 sale of oil and gas assets.

Corporate and Other

Corporate expenses of $57 million for 1996 were comparable to 1995. Corporate expenses for 1995 were $57 million or $12 million higher than the same period in 1994, primarily due to an increased provision for incentive compensation, higher outside costs for process improvement projects, severance costs, and inflation.

Net interest expense, after capitalized interest and interest income, increased $8 million to $78 million in 1996. Interest expense increased $52 million to $189 million due to increased borrowings for El Abra, Fort Knox, Cerro Verde, and Kubaka, and a full year of interest expense on the 7 3/8 percent Notes issued in May 1995. Capitalized interest increased $40 million to $83 million due to the continued construction at El Abra, Fort Knox, and Kubaka. Interest income increased by $4 million to $28 million in 1996. For 1995, net interest expense of $70 million decreased $4 million from 1994, due to higher interest income of $7 million.

Equity earnings of $3 million in 1996 declined $5 million from 1995 primarily due to lower metal prices that affected a 50 percent owned metals recovery operation in Louisiana. Oakbridge's equity earnings of $7 million for 1996 were comparable to 1995 earnings. Equity earnings of $8 million for 1995 improved $20 million from 1994 earnings primarily due to the consolidation of Amax Gold's 1995 loss and an $8 million improvement in Oakbridge's results to $7 million.

Income tax expense, including special items, was $11 million for the full year 1996, which included a favorable tax adjustment of $10 million recorded by Amax Gold. Income tax expense was $3 million for the full year 1995, which reflected utilization of investment tax credits.

While general inflation rates have remained steady at about 3 percent over the past three years, inflation has continued to affect costs. Higher costs for compensation, benefits, and environmental compliance, coupled with inflation of certain supplies and service costs, continue to increase mine operating costs. Most of Cyprus Amax's products are commodities whose price changes are not related generally to inflation. The Company is continuing specific programs, employing capital, and leveraging purchases to more than offset these increases, as well as implementing quality improvement programs to increase productivity and reduce costs. During 1996, Cyprus Amax embarked on a company-wide quality and efficiency initiative, Quest 21, that is improving our systems and processes and is expected to further reduce costs.

Environmental

During 1996, Cyprus Amax spent approximately $154 million for reclamation, remediation, and environmental compliance compared with 1995 environmental expenditures of about $125 million. About $39 million of the total 1996 spending was for capital expenditures, and $76 million of the total spending was charged to reserves. About $16 million of the 1996 environmental expenditures are Cyprus Amax's share of costs for the installation of pollution control devices and other special environmental measures for the El Abra copper project. Environmental expenditures in 1997 are expected to total about $125 million with the decrease from 1996 spending largely attributable to the completion of construction at El Abra.

At December 31, 1996, Cyprus Amax had short-term and long-term accruals of approximately $424 million for expected mine closure, reclamation, and environmental remediation liabilities compared with accruals of $411 million at year-end 1995. Significant components of the year-end 1996 accrual include $117 million for environmental remediation at Superfund and other similar sites.

The reserves for future reclamation and closure include $169 million for Coal, $115 million for Copper/Molybdenum and $23 million for Other. Significant elements of the reclamation and closure reserves include $51 million for the Climax molybdenum mine and $32 million for the Delta coal mine.

Cyprus Amax has been advised by the Environmental Protection Agency ("EPA") and several state environmental agencies that it may be liable under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or similar state laws and regulations ("Superfund"), for costs of correcting environmental hazards at a number of sites that have been or are being investigated by the EPA or states. The Company has estimated the cost range of reasonably possible outcomes for all sites to be $80 million to $300 million, of which $117 million is considered probable and has been accrued at December 31, 1996. Certain Superfund-type sites and mine reclamation liabilities are discussed in Note 14 to the Consolidated Financial Statements.

Liquidity and Capital Resources

At December 31, 1996, Cyprus Amax's long-term debt was 52 percent of total capitalization, its current assets to current liabilities ratio was 1.4 to 1.0, and its cash balance was $193 million.

During 1996, $397 million was generated from operating activities, before changes in working capital; $396 million from financings relating to El Abra, Fort Knox, Cerro Verde, Kubaka, and Springvale; $350 million from the newly placed five-year term loan facility; $150 million from the sale of copper, molybdenum, and coal receivables; and $21 million from the sale of copper price protection contracts. Those sources of funds were sufficient to finance cash requirements for capital expenditures of $856 million, interest payments of $193 million, dividend payments of $93 million, and the acquisition of Springvale for $70 million.

In December 1996, Cyprus Amax obtained a five-year $350 million term loan, which can be prepaid at the Company's option. The funds were used for the completion of the 1996 capital program, including repayment of certain short-term debt. At December 31, 1996, the full amount had been borrowed.

In October 1996, Cyprus Amax sold $150 million of its copper, molybdenum, and coal receivables. The funds were primarily used for the 1996 capital program.

During the second quarter of 1996, Springvale obtained financing for $88 million to cover the acquisition cost plus near-term capital and working capital needs. At December 31, 1996, the full amount had been borrowed.

In 1996, Amax Gold renegotiated its $250 million Fort Knox loan agreement. As support to the restructured facility, Cyprus Amax has guaranteed $150 million and potential borrowings under the existing $100 million double-convertible line of credit. The lenders waived certain restrictive covenants and reduced the interest rate. In return for the increased financial support, Cyprus Amax receives certain fees, the interest differential, and a security interest in certain Amax Gold assets. At December 31, 1996, the full amount had been borrowed.

Additionally during 1996, Cyprus Amax provided Amax Gold with a demand loan facility to fund additional costs at the Fort Knox project and for general corporate purposes, with such funding to be provided at the discretion of Cyprus Amax. At December 31, 1996, Cyprus Amax had loaned Amax Gold $130 million. In November 1996, Cyprus Amax received

2,771,098 shares from Amax Gold as payment of a $10 million guaranty and financing fee and interest and interest differential payments. As a result of this transaction, Cyprus Amax increased its ownership in Amax Gold to 52.5 percent.

In 1995, Cyprus Amax obtained $750 million in project financing for construction and development of the El Abra copper mine project in Chile. The project financing consists of $500 million provided by Japanese and German companies, all on a 12-year term, and $250 million provided by a consortium of commercial banks on a 10-year term. Cyprus Amax has guaranteed completion of the oxide mine. At December 31, 1996, $750 million of borrowings were outstanding on this financing arrangement of which Cyprus Amax's proportionally consolidated share was $383 million.

During 1996, $89 million was repaid on the Cerro Verde $110 million short-term line of credit in Peru, of which $37 million had been borrowed during 1996.
This line of credit is guaranteed by Cyprus Amax. In addition, $9 million was outstanding on an additional $10 million short-term line of credit. At December 31, 1996, $22 million remained outstanding under this line of credit. During 1996, Cerro Verde completed two additional lines of credit in Peru, for $80 million each, which are guaranteed by Cyprus Amax. At December 31, 1996, $80 million, reflected as long-term, had been borrowed on one of the lines of credit.

During 1995, the partners in the Kubaka gold project in Russia, of which Cyprus Amax has a 50 percent ownership interest, signed project financing loan agreements with the U.S. Overseas Private Investment Corporation ("OPIC") and the European Bank for Reconstruction and Development totalling $100 million. In January 1997, an additional $30 million was obtained for project financing bringing the total project financing to $130 million. Cyprus Amax has guaranteed both debts until economic completion tests are achieved. OPIC is also providing political risk insurance. During 1996, Omolon Gold Mining Company, the joint venture, borrowed $14 million, and Cyprus Amax has guaranteed the debt. At December 31, 1996, $114 million had been borrowed of which Cyprus Amax's proportionally consolidated share was $57 million.

In 1995, Compania Minera Maricunga, a 50 percent-owned subsidiary of Amax Gold, borrowed $85 million for the Refugio project in Chile. Amax Gold and the other 50 percent owner are guarantors on a several and proportionate basis until completion tests are achieved, at which time the loan becomes non-recourse. At December 31, 1996, $76 million was outstanding, of which Amax Gold's portion was $38 million.

The Company has a revolving credit agreement that provides a $1 billion line of credit and at December 31, 1996, the Company had no loans outstanding.

Non-cash working capital increased to $111 million during 1996 from $101 million in 1995. Short-term debt and the current portion of long-term debt decreased by $57 million, primarily due to the repayment of Cerro Verde borrowings of $41 million and the repayment of coal production payments of $25 million. Inventories increased primarily due to the commencement of El Abra commercial production in December 1996, which increased product inventory and materials and supplies inventory, a build up in copper inventory, partially offset by a drawdown in molybdenum inventories. Accounts and notes receivable decreased $104 million primarily due to the sale of copper, molybdenum, and coal receivables.

In 1996 capital expenditures excluding capitalized interest, totalled $856 million, with $490 million invested in the five major development projects. Total capital expenditures for Copper/Molybdenum were about $397 million, of which construction costs at El Abra for the continued development of the oxide ore body were $135 million and capital expenditures at Cerro Verde for the SX-EW and leach expansion were $116 million. Major expenditures at the Arizona copper mines included $25 million for the acid plant optimization at Miami and the new crusher and conveyor system at Sierrita.

Coal capital expenditures of $195 million included $39 million for the development of the Twentymile East Mine district and a new longwall and conveyance system, approximately $37 million for development of the Willow Creek mine in Utah, and the remainder for sustaining and replacement capital. Other capital expenditures included Amax Gold's expenditures of $173 million primarily for the Fort Knox project and $12 million for the Refugio project.
Additionally, $54 million was spent on the Kubaka project.

Capital spending in 1997 is expected to decrease significantly to approximately $400 million. Copper/Molybdenum capital expenditures are estimated at $160 million, with approximately $25 million at El Abra and Cerro Verde, $8 million at Sierrita for the new crusher and conveyor system, $13 million for initial expenditures at Henderson to replace ore trains with conveyors, and the remainder for sustaining and replacement capital at the Arizona mines and deferred stripping. Coal expects to spend approximately $125 million in 1997, including $60 million in Utah primarily for the continued development of the Willow Creek mine. Amax Gold's capital expenditures are estimated at $70 million, with approximately $40 million for continued development of the Fort Knox project and $30 million for the Kubaka project.

With capital spending expected to decrease in 1997 and with the anticipated higher copper production and lower costs, Cyprus Amax expects to generate sufficient funds for general corporate purposes, capital expenditures, and to begin to pay down debt. Cyprus Amax paid regular dividends of $.80 per common share and $4.00 per preferred share during 1996.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

With the exception of historical matters, the matters discussed in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company. Such forward-looking statements include statements regarding expected commencement dates of mining or metal production operations, projected quantities of future metal production, estimated reserves and recovery rates, and anticipated production rates, costs and expenditures as well as projected demand or supply for the products the Company produces, which will affect both sales levels and prices realized by the Company. Factors that could cause actual results to differ materially include, among others: risks and uncertainties relating to general domestic and international economic and political conditions, the cyclical and volatile prices of copper, molybdenum, gold and other minerals, the risks associated with having or not having price protection programs, the political and economic risks associated with foreign operations, unanticipated ground and water conditions, unanticipated grade and geological problems, metallurgical and other processing problems, availability of materials and equipment, the timing of receipt of necessary governmental permits, the ability to retain and obtain favorable coal contracts, the occurrence of unusual weather or operating conditions, force majeure events, lower than expected ore grades, the failure of equipment or processes to operate in accordance with specifications or expectations, labor relations, accidents, delays in anticipated start-up dates, environmental risks, the results of financing efforts and financial market conditions, and other risk factors detailed in the Company's Securities and Exchange Commission filings. Many of such factors are beyond the Company's ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS


Year Ended December 31
(In millions except per share data)                      1996     1995     1994
                                                        -------  -------  -------
Revenue                                                 $2,843   $3,207   $2,788
                                                        ------   ------   ------
Costs and Expenses
  Cost of Sales                                          2,074    2,108    2,071
  Selling and Administrative Expenses                      128      143      111
  Depreciation, Depletion, and Amortization                339      296      253
  Write-Downs and Special Charges                          116      445       10
  Merger and Reorganization Expenses                         -        -       13
  Exploration Expense                                       34       33       23
                                                        ------   ------   ------
Total Costs and Expenses                                 2,691    3,025    2,481
                                                        ------   ------   ------
Income From Operations                                     152      182      307
Other Income (Expense)
  Interest Income                                           28       24       17
  Interest Expense                                        (189)    (137)    (107)
  Capitalized Interest                                      83       43       16
  Earnings (Loss) on Equity Investments and Other            3        8      (12)
                                                        ------   ------   ------
Income From Continuing Operations
 Before Income Taxes and Minority Interest                  77      120      221
  Income Tax Provision                                     (11)      (3)     (55)
  Minority Interest                                         11        7        -
                                                        ------   ------   ------
Income From Continuing Operations                           77      124      166
  Income From Operations of Discontinued Oil and
    Gas Division, Net of Applicable Taxes of $2              -        -        9

Net Income                                                  77      124      175
  Preferred Stock Dividends                                (19)     (19)     (18)
                                                        ------   ------   ------
Income Applicable to Common Shares                      $   58   $  105   $  157
                                                        ======   ======   ======

Earnings Per Common Share
  Primary and Fully Diluted/(1)/
   Income From Continuing Operations                     $0.62    $1.13    $1.59
   Income From Operations of Discontinued Oil and
    Gas Division, Net of Taxes                               -        -      .10
                                                        ------   ------   ------
                                                         $0.62    $1.13    $1.69

Weighted Average Common Shares Outstanding
  Primary                                                   93       93       93
  Fully Diluted                                            103      103      102

/(1)/ Fully diluted earnings per share were anti-dilutive in 1996, 1995 and 1994.

The accompanying notes are an integral part of these statements.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET

At December 31 (In millions except share amounts)                               1996                1995
                                                                              --------            --------
Assets
Current Assets
    Cash and Cash Equivalents                                                 $    193            $    191
    Accounts and Notes Receivable, Net                                             216                 320
    Inventories                                                                    495                 447
    Prepaid Expenses                                                               145                 119
    Deferred Income Taxes                                                            -                  13
                                                                              --------            --------
       Total Current Assets                                                      1,049               1,090
                                                                              --------            --------
Properties - At Cost, Net                                                        5,226               4,601
Other Assets                                                                       511                 505
                                                                              --------            --------
Total Assets                                                                  $  6,786            $  6,196
                                                                              ========            ========

Liabilities and Shareholders' Equity
Current Liabilities
    Short-Term Debt                                                           $     36            $    109
    Current Portion of Long-Term Debt                                               79                  63
    Accounts Payable                                                               142                 157
    Accrued Payroll and Benefits                                                    94                  98
    Accrued Royalties and Interest                                                  41                  55
    Accrued Closure, Reclamation, and Environmental                                 61                  63
    Other Accrued Liabilities                                                      143                 115
    Taxes Payable Other Than Income Taxes                                           61                  58
    Income Taxes Payable                                                            69                  61
    Dividends Payable                                                               19                  19
                                                                              --------            --------
       Total Current Liabilities                                                   745                 798
                                                                              --------            --------
Noncurrent Liabilities and Deferred Credits
    Long-Term Debt                                                               2,415               1,734
    Capital Lease Obligations                                                      139                 143
    Deferred Employee and Retiree Benefits                                         412                 412
    Deferred Closure, Reclamation, and Environmental                               363                 348
    Deferred Income Taxes                                                           44                  58
    Other                                                                          151                 170
                                                                              --------            --------
        Total Noncurrent Liabilities and Deferred Credits                        3,524               2,865
                                                                              --------            --------
Commitments and Contingencies (Notes 14 and 16)                                      -                   -
Minority Interest                                                                  157                 168
                                                                              --------            --------
Shareholders' Equity
    Preferred Stock, $1 Par Value, 20,000,000 Shares Authorized:
        $4.00 Series A Convertible Stock, $50 Stated Value,
        4,664,302 Shares Issued in 1996 and 4,664,783 in 1995                        5                   5
    Common Stock, Without Par Value, 150,000,000 Shares Authorized,
        96,031,139 Shares Issued in 1996 and 96,030,198 in 1995                      1                   1
    Paid-In Surplus                                                              2,952               2,956
    Accumulated Deficit                                                           (481)               (465)
    Other                                                                            5                   2
                                                                              --------            --------
                                                                                 2,482               2,499
    Treasury Stock at Cost, 2,788,535 Shares in 1996
        and 3,066,615 in 1995                                                      (64)                (70)
    Loan to Savings Plan                                                           (58)                (64)
                                                                              --------            --------
       Total Shareholders' Equity                                                2,360               2,365
                                                                              --------            --------
Total Liabilities and Shareholders' Equity                                    $  6,786            $  6,196
                                                                              ========            ========

The accompanying notes are an integral part of these statements.

                                   CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENT OF CASH FLOWS


Year Ended December 31 (In millions)                                         1996              1995               1994
                                                                          ----------        ----------         -------
Cash Flows from Operating Activities
   Net Income from Continuing Operations                                 $        77      $        124        $    166
   Adjustments to Reconcile Net Income to Net
       Cash Provided by Continuing Operations:
         Depreciation, Depletion, and Amortization                               339               296             253
         Write-Downs and Special Charges                                         116               445              10
         Deferred Income Taxes                                                    13               (67)            (30)
         Gain on Sales of Assets                                                 (41)              (13)            (43)
         Issuance of Stock for Employee Benefits                                   6                 6              20
         Other, Net                                                               13                27              39
   Changes in Assets and Liabilities Net of Effects from
       Businesses Acquired/Sold:
         (Increase) Decrease in Receivables                                      146                24             (21)
         (Increase) Decrease in Inventories                                      (61)                8              (9)
         Increase in Prepaid Expenses                                            (25)              (28)            (29)
         Decrease in Current Liabilities                                         (17)              (26)           (100)
         Increase in Other Assets                                                 (1)              (15)            (35)
         Decrease in Other Liabilities                                          (125)             (106)            (70)
                                                                         -----------       -----------      ----------
Net Cash Provided by Continuing Operations                                       440               675             151
                                                                         -----------       -----------      ----------
Net Income from Discontinued Operations                                            -                 -               9
Adjustments to Reconcile Net Income to Net Cash
   Used for Discontinued Operations:

       Depreciation, Depletion, and Amortization                                   -                 -              14
       Changes in Assets and Liabilities                                           -                 -             (64)
                                                                         -----------       -----------      ----------
Net Cash Used for Discontinued Operations                                          -                 -             (41)
                                                                         -----------       -----------      ----------
Net Cash Provided by Operating Activities                                        440               675             110
                                                                         -----------       -----------      ----------
Cash Flows from Investing Activities

   Capital Expenditures                                                         (856)             (929)           (359)
   Payments for Businesses Purchased                                             (70)                -            (361)
   Capitalized Interest                                                          (83)              (43)            (16)
   Advances to and Investments in Affiliates                                     (12)             (145)            (75)
   Proceeds from Sales of Assets                                                  63                77             915
   Cash Effect of Consolidating Amax Gold Inc.                                     -                37               -
                                                                         -----------       -----------      ----------
Net Cash Provided by (Used for) Investing Activities                            (958)           (1,003)            104
                                                                         -----------       -----------      ----------
Cash Flows from Financing Activities
   Proceeds from Sale-Leaseback                                                   24                 -             156
   Net Proceeds from Issuance of Long-Term Debt                                  722               770               -
   Payments on Long-Term Debt                                                    (14)             (118)           (186)
   Net Borrowings on Short-Term Debt                                             526               125             151
   Payments on Short-Term Debt                                                  (596)              (29)           (151)
   Production Payments                                                           (25)             (258)            (42)
   Payments on Capital Lease Obligations                                         (18)              (13)             (5)
   Proceeds from Issuance of Stock for Employee Benefits                           1                 3               7
   Dividends Paid                                                                (93)              (92)           (101)
   Dividends to Minority Interests                                                (7)               (8)              -
                                                                         -----------       -----------      ----------
Net Cash Provided by (Used for) Financing Activities                             520               380            (171)
                                                                         -----------       -----------      ----------
Net Increase in Cash and Cash Equivalents                                          2                52              43
Cash and Cash Equivalents at Beginning of Year                                   191               139              96
                                                                         -----------       -----------      ----------
Cash and Cash Equivalents at End of Year                                 $       193      $        191        $    139
                                                                         ===========      ============      ==========

The accompanying notes are an integral part of these statements.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                      Preferred Stock            Common Stock
                                                  ----------------------    ----------------------
                                                     Shares                 Net Shares                 Paid-In       Accumulated
(In millions)                                     Outstanding    Amount     Outstanding     Amount     Surplus         Deficit
                                                  -----------   --------    -----------     ------    ---------      -----------
December 31, 1993                                       5        $    5           91         $   1     $ 2,962        $   (571)
Net Income                                                                                                                 175
Dividends
   Preferred Stock, Series A                                                                                               (17)
   Common Stock                                                                                                            (83)
Common Stock Issued for
   Employee Benefit Plans, Exercise of
   Stock Options, and Change of Control                                            1                        (1)
Unrealized Gain on Securities
   Available for Sale
Foreign Currency Translation Adjustment
                                                   ------        ------      -------         -----     -------        --------
December 31, 1994                                       5             5           92             1       2,961            (496)
Net Income                                                                                                                 124
Dividends
   Preferred Stock, Series A                                                                                               (19)
   Common Stock                                                                                                            (74)
Common Stock Issued for
   Employee Benefit Plans and
   Exercise of Stock Options                                                       1                        (5)
Unrealized Loss on Securities
   Available for Sale
Foreign Currency Translation Adjustment
                                                   ------        ------      -------         -----     -------        --------
December 31, 1995                                       5             5           93             1       2,956            (465)
Net Income                                                                                                                  77
Dividends
   Preferred Stock, Series A                                                                                               (19)
   Common Stock                                                                                                            (74)
Common Stock Issued for
   Employee Benefit Plans and
   Exercise of Stock Options                                                                                (4)
Unrealized Gain on Securities Available for Sale
Foreign Currency Translation Adjustment
                                                   ------        ------      -------         -----     -------        --------
December 31, 1996                                       5        $    5           93         $   1     $ 2,952        $   (481)
                                                   ======        ======      =======         =====     =======        ========
                                                                                 Loan to
                                                                   Treasury      Savings
(In millions)                                           Other       Stock         Plan
                                                       -------    ----------    --------
December 31, 1993                                      $   (2)     $  (103)      $  (75)
Net Income
Dividends
   Preferred Stock, Series A
   Common Stock
Common Stock Issued for
   Employee Benefit Plans, Exercise of
   Stock Options, and Change of Control                                 23            6
Unrealized Gain on Securities
   Available for Sale                                       1
Foreign Currency Translation Adjustment                     8
                                                       ------      -------       ------
December 31, 1994                                           7          (80)         (69)
Net Income
Dividends
   Preferred Stock, Series A
   Common Stock
Common Stock Issued for
   Employee Benefit Plans and
   Exercise of Stock Options                                            10            5
Unrealized Loss on Securities
   Available for Sale                                      (3)
Foreign Currency Translation Adjustment                    (2)
                                                       ------      -------       ------
December 31, 1995                                           2          (70)         (64)
Net Income
Dividends
   Preferred Stock, Series A
   Common Stock
Common Stock Issued for
   Employee Benefit Plans and
   Exercise of Stock Options                                             6            6
Unrealized Gain on Securities Available for Sale            1
Foreign Currency Translation Adjustment                     2
                                                       ------      -------       ------
December 31, 1996                                      $    5      $   (64)      $  (58)
                                                       ------      -------       ------

The accompanying notes are an integral part of these statements.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:  Nature of Operations

Cyprus Amax Minerals Company (Cyprus Amax or the Company) is a diversified mining company engaged, directly or through its subsidiaries and affiliates, in the exploration for and extraction, processing, and marketing of mineral resources. Cyprus Amax operates in three principal industry segments:
Copper/Molybdenum, Coal, and Other (which includes Lithium, Amax Gold and Exploration).

The Copper/Molybdenum segment explores for, mines, processes, and markets copper and molybdenum primarily in North, Central and South America. The Company operates three major copper mines in Arizona, one in Chile, one in Peru, and one primary molybdenum mine in Colorado. Additionally, the Company operates two copper rod plants, a copper smelter, and a refinery in the United States. The Company also processes molybdenum concentrates at its conversion plants in the United States and Europe into such products as technical grade molybdic oxide, ferromolybdenum, pure molybdic oxide, and other chemicals. In June 1994, Cyprus Amax acquired a 51 percent interest in El Abra, a significant copper deposit in Chile. Construction commenced in February 1995, and commercial production began on December 1, 1996. El Abra should produce annually about 250 million pounds of copper (Cyprus Amax's share), or about 25 percent of the total projected Cyprus Amax production for 1997. Substantially all of Cyprus Amax's copper metal production is committed under sales agreements with metal fabricators at prices which fluctuate with commodity exchange quotations, and approximately 12 percent of copper/molybdenum sales were for export markets. Sales to one customer in 1996 accounted for 11 percent of copper and molybdenum revenue. The Company does not believe that the loss of any one customer would have a material adverse effect on the results of Cyprus Amax, and since copper and molybdenum are internationally traded, the sales should be readily replaced. The Company uses various price protection programs to ameliorate the adverse effect of low prices for its copper production for the subsequent one to two year period.

The Coal segment mines, cleans, markets, and sells coal to electric utilities and industrial users. The majority of the Company's coal is produced in the United States and sold to domestic electric utilities under term contracts, with an initial term of at least one year. Coal is typically sold under term contracts at fixed prices subject to escalation, de-escalation, and renegotiation. As Cyprus Amax increases its coal production, an increasing amount will be sold in spot markets or under shorter term contracts. Sales to one customer in 1996 accounted for 11 percent of coal revenue. Loss of any one customer would not have a material adverse effect on the results of Cyprus Amax. The Coal segment has 19 domestic operating mines of which 11 are governed by union contracts. Union representation accounts for approximately 55 percent of Coal's employees and 34 percent of domestic production. The contract with the United Mine Workers of America, which covers all the union coal sites except Empire, Mountain Coals, and Sycamore, expires in August of 1998.

The Lithium division is a major producer of lithium with production facilities in the United States and Chile. Lithium and lithium compounds are sold worldwide to such diverse businesses as aluminum smelting, ceramics, lubricants, specialty glass, synthetic rubber, plastics, batteries, alloys, and pharmaceuticals. The various lithium products are sold under a combination of long- and short-term contracts, with approximately 26 percent of United States produced lithium sold in foreign markets. Sales to one customer accounted for 18 percent of lithium revenue in 1996. Loss of any one customer would not have a material adverse effect on the results of Cyprus Amax.

Cyprus Amax owns 52.5 percent of Amax Gold Inc. (Amax Gold or AGI) which is engaged in the mining and processing of gold and silver ore and in the exploration for, and acquisition and development of, gold-bearing properties, principally in North, Central, and South America, Russia, Australia, South Pacific and Africa. Construction of Refugio in Chile was completed in early 1996; however, start-up was delayed due to mechanical problems with the secondary and tertiary crushers and unstable fill underlying the fine ore storage bin. These issues were resolved in the third quarter of 1996 and the mine obtained commercial production on October 1, 1996. The Refugio mine operated above plan for the fourth quarter of 1996, producing 31,000 ounces. Construction of the Fort Knox mine near Fairbanks, Alaska began in March 1995 and commercial production is expected in early 1997. During December, Fort Knox poured its first gold and full production is anticipated by mid-1997. Additionally, Amax Gold shareholders approved the acquisition of Cyprus Amax's 50 percent owned Kubaka gold mine in Russia, and the transaction is expected to be completed in early 1997. This will increase Cyprus Amax's ownership interest in Amax Gold to approximately 59 percent. The first gold was poured at Kubaka during February 1997. With the addition of these mines, Amax Gold should produce, starting in the second quarter of 1997, at an annual rate of nearly 700,000 ounces. Amax Gold sells all of its refined gold to banks and other bullion dealers, utilizing a variety of hedging programs, and the majority of its 1996 sales were to Europe. The profitability of Amax Gold's operations is significantly affected by the market price of gold, which historically has fluctuated widely and is affected by numerous factors.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Summary of Significant Accounting Policies

Principles of Consolidation - The financial statements include the accounts of Cyprus Amax Minerals Company and related entities which it controls.
Investments in companies over which the Company can exercise significant influence but not control, are accounted for using the equity method. Investments in joint ventures are accounted for using proportionate consolidation, consistent with accepted mining industry practice. Also, as a result of an increased ownership position in Amax Gold, Cyprus Amax consolidated Amax Gold effective January 1, 1995.

Earnings Per Share - Primary earnings per common share are determined by dividing net income as reduced by preferred stock dividends by the weighted average number of common shares outstanding during the year. Fully diluted earnings per share are determined by dividing net income by the weighted average number of common shares and common stock equivalents outstanding plus shares which would be issued upon conversion of the preferred stock.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Overdrafts representing outstanding checks in excess of funds on deposit are classified as accounts payable.

Accounts Receivable - Cyprus Amax entered into an agreement in November 1996 to sell coal, copper, and molybdenum receivables on an ongoing basis. Cyprus Amax's accounts and notes receivable at December 31, 1996 were net of $150 million of receivables sold.

Inventories - Inventories are carried at the lower of current market value or cost. Coal product inventories and materials and supplies inventories are generally valued on the basis of average costs. Molybdenum and Gold inventories are computed on the last-in, first-out (LIFO) method. The costs of all other product inventories are determined on the first-in, first-out (FIFO) method.

Properties - Costs for mineral rights and certain tangible assets, and mine development costs incurred to expand capacity of operating mines, develop new ore bodies, or develop mine areas substantially in advance of current production are capitalized and charged to operations generally on the units-of-production method. Mobile mining equipment and most other assets are depreciated on a straight-line basis over their estimated useful lives. Interest costs for the construction or development of significant long-term assets are capitalized and amortized over the related assets' estimated useful lives or the life of the mine, whichever is shorter. Gains or losses upon retirement or replacement of equipment and facilities are credited or charged to income.

Impairment of Long-Lived Assets - In the third quarter of 1995, Cyprus Amax adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 prescribes that an impairment loss is recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable, and an estimate of future undiscounted cash flows is less than the carrying amount of the asset. Impairment is recorded based on an estimate of future discounted cash flows.

Exploration - Expenditures incurred in the search for mineral deposits and the determination of the commercial viability of such deposits are charged against income as incurred.

Income Taxes - The provision for income taxes includes federal, state, and foreign income taxes currently payable and deferred based on currently enacted tax laws. Deferred income taxes are provided for the tax consequences of differences between the financial statement and tax basis of assets and liabilities.

Deferred income taxes have not been provided on the Company's share of undistributed earnings of foreign subsidiaries and unconsolidated affiliates because the Company considers such earnings to be reinvested indefinitely. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of such earnings. On remittance, certain countries impose withholding taxes that, subject to certain limitations, would generate tax credits that could substantially reduce any U.S. tax.

Translation of Foreign Currencies - Amounts in foreign currencies are translated into U.S. dollars using the translation procedures specified in SFAS No. 52. When local functional currency is translated to U.S. dollars, the effects are recorded as a separate component of shareholders' equity. For foreign subsidiaries with U.S. dollar functional currency, the effects of remeasurement are included in income. Exchange gains and losses arising from transactions denominated in a foreign currency are translated at average exchange rates and included in income.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Hedging Programs - The Company's use of derivative financial instruments is principally limited to management of interest rate and commodity price risks. The Company may use price protection programs to reduce or eliminate the risk of metal price declines on a portion of its future copper or gold sales. Premiums paid are amortized during the period in which the options are exercisable. Gains and losses on such transactions are matched to product sales and charged or credited to sales revenue when that product is sold.

The Company may enter into interest rate swap agreements or options to limit the effect of increases in interest rates on floating debt or to take advantage of lower rates on fixed debt. The differences to be paid or received on these agreements are included in interest expense as incurred.

Reclamation and Environmental Costs - Minimum standards for mine reclamation have been established by various governmental agencies which affect certain operations of the Company.

Certain reclamation is performed and expensed on an ongoing basis as mining operations are performed. The remaining reclamation costs are related to mine closure and are accrued and charged against income on a units-of-production basis over the life of the mine. Cyprus Amax is subject to various environmental regulations. Environmental liabilities are accrued on an ongoing basis when such losses are probable and reasonably estimable and reflect management's best estimates of future obligations. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

Stock-Based Compensation - During 1996 the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." Cyprus Amax has elected to measure compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees."
Note 13 to the Consolidated Financial Statements contains a summary of the disclosures of pro forma net income and earnings per share as if the fair value based method of accounting as defined in SFAS No. 123 had been applied.

Use of Estimates - The preparation of Cyprus Amax's consolidated financial statements in conformity with generally accepted accounting principles requires Cyprus Amax's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates relate to mineral reserves, reclamation and environmental obligations, postemployment, postretirement and other employee benefit liabilities, valuation allowances for deferred tax assets, fair value of financial instruments, future cash flows associated with assets, and useful lives for depreciation, depletion, and amortization. Actual results could differ from those estimated.

Note 3:  Business Acquisitions and Dispositions

On February 13, 1996, Cyprus Amax acquired a 50 percent interest in the Springvale underground coal mine in New South Wales, Australia at a cost of approximately $70 million.

On October 31, 1995, Cyprus Amax sold substantially all of the assets of the Climax Specialty Metals Division of Climax Performance Materials Corporation to CSM Industries, Inc.

On September 30, 1994, Cyprus Amax sold its Northshore iron ore mine and processing facilities and the adjacent power plant to Cleveland-Cliffs Inc. for cash proceeds of $94 million. The terms of the sale included possible contingent payments to Cyprus Amax.

On June 28, 1994, Cyprus Amax acquired a 51 percent interest in Sociedad Contractual Minera El Abra, which owns the mineral rights to the El Abra copper deposit in Chile, for $330 million.

On March 31, 1994, Cyprus Amax sold its wholly owned subsidiary, Amax Oil & Gas, Inc., to Union Pacific Resources Company for approximately $819 million in gross proceeds or $680 million in after-tax net proceeds. During the first quarter of 1994, Amax Oil & Gas, Inc. reported income from discontinued operations of $9 million after tax and earnings per share of $.10.

On March 21, 1994, Cyprus Amax acquired approximately 91.5 percent of the shares of Sociedad Minera Cerro Verde, S.A., which owns and operates a producing copper mine in Peru, at a cost of approximately $31 million. In early 1996, a Peruvian mining concern exercised its option to acquire ten percent of Cyprus Amax's interest in Cerro Verde, which decreased Cyprus Amax's interest to approximately 82 percent.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4:  Write-Down of Assets and Special Charges

In the fourth quarter of 1996, an $80 million pretax charge was recorded primarily for environmental remediation activities, principally at the Miami, Arizona copper mine, costs to temporarily close the Tohono mine, near Casa Grande, Arizona and adjustments in the primary molybdenum business.

In addition, during the fourth quarter of 1996, a $36 million pretax charge was recorded by Amax Gold to write-down the net assets of the Guanaco gold mine in Chile as a result of a detailed study of the continuity of ore, costs and production rates.

In the third quarter of 1995, a $445 million pretax charge was recorded to write down certain coal assets and to provide for associated liabilities. In 1995, Amax Coal signed a new coal contract with PSI Energy, Inc. that settled arbitration matters and called for a reduction in price with a move toward market price by the year 2000. The new contract provided an eight-year extension of the term. This resulted in a pretax write-down of the carrying value of the Wabash mine's assets of $310 million. Additionally, the coal market outlook for Mountain Coals operations in eastern Kentucky reflected weak demand and lower prices and the expiration of long-term contracts in 1995 and 1998. This prompted adoption of a revised mine plan in 1995 to reduce costs. Coal reserves were reduced and the Company wrote down its Kentucky operations by $135 million pretax.

Note 5: Inventories
Inventories detailed by component and industry segment are summarized below:

At December 31 (In millions)                          1996   1995
                                                      -----  -----
Component
   Ores, Concentrates and Other
     In-Process Inventories                           $ 237  $ 212
   Finished Goods                                       161    156
   Materials and Supplies                                97     79
                                                      -----  -----
                                                      $ 495  $ 447
                                                      =====  =====

Industry Segment
   Copper/Molybdenum                                  $ 321  $ 276
   Coal                                                 112    113
   Other                                                 62     58
                                                      -----  -----
                                                      $ 495  $ 447
                                                      =====  =====

The excess of estimated replacement cost over the LIFO basis was $36 million at December 31, 1996 and $50 million at December 31, 1995.

Note 6:  Properties

At December 31 (In millions)                                 1996      1995
                                                           -------   -------
Copper/Molybdenum                                          $ 3,432   $ 3,029
Coal                                                         3,134     2,869
Other                                                        1,347     1,035
                                                           -------   -------
                                                             7,913     6,933
Less:  Accumulated Depreciation, Depletion,
 Amortization, and Write-downs                              (2,687)   (2,332)
                                                           -------   -------
Net Properties                                             $ 5,226   $ 4,601
                                                           =======   =======
Net Properties consists of the following:
  Property, Plant, and Equipment                           $ 2,858   $ 2,383
  Reserves/Mineral Rights, Sales Contracts                   2,368     2,218
                                                           -------   -------
Net Properties                                             $ 5,226   $ 4,601
                                                           =======   =======

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7:  Debt


At December 31 (In millions)                                1996      1995
                                                           -------   -------
10 1/8% Notes, Due 2002                                    $   150   $   150
 9 7/8% Notes, Due 2001                                        300       300
 8 3/8% Debentures, Due 2023                                   150       150
 7 3/8% Notes, Due 2007                                        250       250
 6 5/8% Notes, Due 2005                                        250       250
Cyprus Amax Term Loan Facility, 6% for 1996,
 Due 2001                                                      350         -
Capital Lease Obligations,
  Interest Rates Range from 8.4% to 12.0%,
  Due from 1996 through 2005                                   173       167
Production Payments, 6.3% for 1996, Due 1996                     -        25
El Abra Project Financing, 6.9% for 1996, Due from 1998
 through 2006                                                  383       265
Fort Knox Financing, 6.1% for 1996, Due from 1997
 through 2001                                                  250       200
Refugio Project Financing, 6.9% for 1996, Due from 1996
 through 2001                                                   38        43
Kubaka Project Financing, 9.1% for 1996, Due from 1997
 through 2001                                                   50        15
Cerro Verde Financing, 5.9% for 1996, Due 1999                  80         -
Springvale Financing, 6.7% for 1996, Due from 1998
 through 2006                                                   88         -
Other                                                           93        91
                                                           -------   -------
                                                             2,605     1,906
Add:  Unamortized Net Premium                                   28        34
                                                           -------   -------
                                                             2,633     1,940
Less:  Current Portion                                         (79)      (63)
                                                           -------   -------
 Long-Term Debt and Capital Lease Obligations               $2,554    $1,877
                                                           =======   =======

Scheduled debt maturities (in millions), excluding capital lease obligations, as of December 31, 1996, for the next five years are $51, $162, $212, $130, and $785 for 1997, 1998, 1999, 2000, and 2001, respectively.

In the second quarter of 1995, the partners in the Kubaka gold project, of which Cyprus Amax currently owns 50 percent, signed project financing loan agreements totalling $100 million for mine development. In January 1997, an additional $30 million was obtained for project financing bringing the total project financing to $130 million. Cyprus Amax has guaranteed both debts until economic completion tests are achieved. During 1996 Omolon Gold Mining Company, the joint venture, borrowed $14 million and Cyprus Amax has guaranteed the debt. At December 31, 1996, $114 million had been borrowed, of which Cyprus Amax's share was $57 million. Project financing accounts for $50 million of the $57 million.

In May 1995 the Company placed $250 million of 7 3/8 percent Notes due May 15, 2007, priced at 99.372 percent to yield 7.45 percent. Interest on the Notes is paid semi-annually on May 15 and November 15. The Notes are not redeemable by the Company prior to maturity. The proceeds were used primarily to prepay $213 million of production payments.

In June 1995 the Company obtained $750 million in project financing for construction and development of the El Abra copper mine project in Chile. The financing consists of $500 million being provided by Japanese and German companies, all on a 12-year term, and $250 million provided by a consortium of commercial banks on a 10-year term. The Company has guaranteed completion of the oxide mine. At December 31, 1996, $750 million of borrowings were outstanding on this financing arrangement of which Cyprus Amax's proportional share was $383 million. The weighted average interest rate on this debt at December 31, 1996, was 6.9 percent. The loan agreements specify debt coverage ratios and place certain restrictions on the payment by El Abra on dividends, payments under subordinated loans, and other distributions in respect of ownership interests and subordinated debt. No such restricted payments may be made before the later of physical completion and payment of the first installment of senior debt which will take place either in November 1997 or May 1998 depending on when the project achieves physical completion. As of December 31, 1996, subsidiaries involved in the project held $675 million in restricted net assets.

In February 1995 Compania Minera Maricunga, a 50 percent-owned subsidiary of Amax Gold, obtained $85 million in financing denominated in gold, to build the Refugio mine in Chile. Amax Gold and the other 50 percent owner are guarantors on a several and proportionate basis until completion tests are achieved, at which time the loan becomes non-recourse. The loan is a five year amortizing term loan that can be transferred between gold and U.S. dollars. At December 31, 1996, Amax Gold's 50 percent share of the outstanding debt is $38 million.

In October 1995, Amax Gold obtained $250 million for construction of the Fort Knox mine and repayment of certain existing indebtedness. The loan is a six year term loan with repayments beginning in 1997, and up to $125 million can be drawn in gold. As of December 31, 1996, Amax Gold had borrowed $37 million in gold and $213 million in U.S. dollar currency. The loan is collateralized by the assets and production of the Fort Knox and Hayden Hill properties and the stock of the subsidiaries owning the Guanaco and Sleeper properties. The loan agreement places restrictions on proceeds of future equity offerings and borrowings, restricts dividends, and requires certain net worth and cash flow ratios to be maintained. In addition, AGI is required to maintain gold reserve minimums and to hedge a portion of future production in order to obtain specified cash flows. In March 1996, Amax

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Gold renegotiated the loan agreement due to projected higher capital costs at Fort Knox and Cyprus Amax has guaranteed the loan until economic completion of the Fort Knox mine.

In March 1996 the Company finalized a loan agreement for $80 million to be used to modernize the Cerro Verde copper project in Peru, of which Cyprus Amax owns 82 percent. The weighted average interest rate on this debt during 1996 was 5.9 percent. As of December 31, 1996, $80 million had been borrowed. The debt is payable February 1999.

In June 1996 the Company obtained $70 million Australian ($56 million U.S. dollars) to finance the purchase of 50 percent of the Springvale coal mine in Australia. The weighted average interest rate of this debt for 1996 was 6.6 percent. The debt is payable from December 1998 through June 2006. In March 1996, the Company finalized a loan agreement for $61 million Australian of which $41 million Australian ($32 million U.S. dollars) was outstanding as of December 31, 1996. The weighted average interest rate was 6.8 percent during 1996. The debt is payable December 1998.

In December 1996 the Company finalized a $350 million Term Loan Agreement to be used for general corporate purposes. The interest rate on this debt as of December 31, 1996, was 6 percent. The debt is payable December 2001.

At December 31, 1996, the Company had $36 million of short-term debt outstanding, of which $31 million was attributable to Cerro Verde's $120 million short-term lines of credit, guaranteed by the Company. The average interest rate for 1996 was 6 percent. In addition, $6 million was outstanding on short-term credit lines from banks. At December 31, 1995, $75 million was outstanding on Cerro Verde's line of credit and $34 million was outstanding on short-term credit lines from banks.

As of December 1996, the Company had a revolving credit agreement (the "Revolving Credit Agreement") that provides a $1 billion line of credit with interest rates to be determined, at the option of the Company, by a competitive bid process or at a fixed margin over various indices. The Revolving Credit Agreement contains certain covenants with which the Company is currently in compliance. At December 31, 1996 and 1995, the Company had no loans outstanding under the Revolving Credit Agreement.

Note 8:  Derivative Financial Instruments and Fair Value of Financial
Instruments

Cyprus Amax's use of derivative financial instruments is principally limited to management of interest rate and commodity price risks.

Interest Rate Protection Agreements - Occasionally, interest rate swap agreements are used to recharacterize interest rates from fixed to floating rates or vice-versa. In the fourth quarter of 1993, the Company entered into interest rate swap agreements, which expired in November 1996, that effectively converted $200 million of its fixed rate borrowings into floating rate obligations.

Additionally, Amax Gold has entered into interest rate swap option agreements to reduce the impact of changes in interest rates. At December 31, 1996, Amax Gold had interest rate swaps and swap option sales contracts that if exercised between February 1997 and April 1998 would obligate Amax Gold to pay a fixed rate of 5.7 percent over an average term of 1.6 years on a principal amount of $190 million. Swap options due to expire in January 1997 were sold to offset $20 million of swap contracts that if exercised would reduce Amax Gold's obligation to pay a fixed rate of 5.6 percent on a principal amount of $170 million. Amax Gold also purchased swap options with the right to pay 6.7 percent over an average term of two years on a principal amount of $150 million. Gains or losses realized on these contracts will be amortized over the term of the loan. Amax Gold would break even if required to terminate these interest rate swap agreements, given market interest rates at December 31, 1996. Due to the requirements placed on Amax Gold as a condition of its Fort Knox borrowings, Amax Gold does not expect to close these contracts.

Interest rate forward contracts have been entered into on $300 million of El Abra's senior debt, at a blended fixed rate of 5.83 percent amortized over three, four and five years.

Price Protection Programs - The Company and Amax Gold may use price protection programs to reduce or eliminate the risk of metal price declines on a portion of their future copper or gold sales. These agreements include copper and gold put options, copper synthetic put options, gold call and compound options, and copper and gold forward sales. Put options purchased by Cyprus Amax or Amax Gold establish a minimum sales price for the sales covered by such put options and permit the Company or AGI to participate in price increases above the strike price. Amax Gold also sells put options which give it the obligation to buy at predetermined prices. Synthetic put options are

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

established by entering into a forward sale and purchasing a call option for the same quantity of the relevant metal and for the time period relating to such forward sale. Amax Gold also purchases and sells call options which give it the right to purchase or obligation to sell gold at a predetermined price.

Cyprus Amax has entered into copper price protection contracts for 1997 to ensure a minimum average realization on an LME basis of 96 cents per pound on 550 million pounds of copper for 1997. During 1996, Cyprus Amax sold 150 million pounds of 1997 copper price protection contracts generating $21 million of proceeds, which will increase copper realizations and income during the periods in 1997 to which the original contracts were applicable. Cyprus Amax periodically may elect to sell or buy copper price protection contracts to mitigate the risk of metal price declines on a portion of its future copper sales. Additionally, the price protection program for El Abra ensures a minimum net average realization on an LME basis of 90 cents in 1997 on approximately 400 million pounds with a cap of $1.25 per pound on approximately 145 million pounds. Cyprus Amax's share of El Abra is 51 percent.

Amax Gold has entered into forward sales contracts, spot deferred forward sales, and put and call options. Historically AGI has been allowed by its counterparties on spot deferred forward sales contracts to defer the delivery of gold under a spot deferred forward sales contract to a later date at a renegotiated market price. Amax Gold has forward sales contracts, primarily on a spot deferred forward basis, for 316 thousand ounces of gold at $440 per ounce for early 1997. Amax Gold also has various option contracts outstanding at December 31, 1996: a net long position on call options of 83 thousand ounces and a net long position on put options of 355 thousand ounces of gold.

Credit Risk - Cyprus Amax is exposed to credit losses in the event of nonperformance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

The estimated fair values for financial instruments under SFAS No. 107 are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial instruments, as measured on December 31, 1996 and 1995, are as follows:


At December 31 (In millions)          1996                 1995
                              -------------------  -------------------
                              Carrying     Fair    Carrying     Fair
                               Amount     Value     Amount     Value
                              ---------  --------  ---------  --------
Cash and Cash Equivalents      $   193   $   193    $   191   $   191
Long-Term Receivables              215       211        196       191
Price Protection Contracts          42        92         38        39
Long-Term Debt and
  Production Payments           (2,415)   (2,479)    (1,759)   (1,896)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents: the carrying amounts approximate fair value because of the short maturity of those instruments.

Long-Term Receivables: the fair value is estimated based on expected discounted future cash flows.

Price Protection Contracts: are reported at cost and expensed as they expire. The fair value of the options is estimated based on the spot price, while the fair value of the forward sales is estimated based on the quoted market price for the contracts at December 31, 1996 and 1995.

Long-Term Debt and Production Payments: the fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues offered to the Company for debt of similar maturities. The carrying amount of production payments approximates fair value based on current market quotes for contracts with similar terms.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9:  Income Taxes

Income from Continuing Operations before Income Taxes and Minority Interest consists of the following:


(In millions)                                             1996    1995    1994
                                                         ------  ------  ------
Domestic                                                 $   61  $  102  $  190
Foreign                                                      16      18      31
                                                         ------  ------  ------
                                                         $   77  $  120  $  221
                                                         ======  ======  ======
Income tax provision is composed of:
(In millions)                                             1996    1995    1994
                                                         ------  ------  ------
Current    - Federal                                     $  (12) $   56  $   62
           - State                                            -       5      20
           - Foreign                                          9       9       5
                                                         ------  ------  ------
                                                             (3)     70      87
                                                         ------  ------  ------
Deferred   - Federal                                         20     (56)    (37)
           - State                                           (5)    (11)      7
           - Foreign                                         (1)      -       -
                                                         ------  ------  ------
                                                             14     (67)    (30)
                                                         ------  ------  ------
                                                         $   11  $    3  $   57
                                                         ======  ======  ======

The total income tax provision is included in the financial statements as follows:

(In millions)                                         1996      1995      1994
                                                      -----     -----     -----
Income Tax Provision                                  $  11     $   3     $  55
Discontinued Operations                                   -         -         2
                                                      -----     -----     -----
                                                      $  11     $   3     $  57
                                                      =====     =====     =====

The deferred tax (assets)/liabilities are comprised of the tax effect of the following at December 31:

(In millions)                                                     1996     1995
                                                                --------  ------
Reclamation Liabilities                                         $   (62)  $ (79)
Postretirement Benefits                                            (268)   (232)
Capitalized Lease Obligations                                       (60)    (58)
Accrued Liabilities                                                (294)   (187)
Net Operating Loss Carryforwards                                   (100)    (41)
Investment Tax Credit Carryforwards                                 (18)    (17)
State Tax Deduction                                                 (20)    (18)
Minimum Tax Credit Carryforwards                                   (276)   (238)
Other                                                                (2)     (4)
                                                                -------   -----
   Total Deferred Tax Assets                                     (1,100)   (874)
   Valuation Allowance                                              181     133
                                                                -------   -----
   Net Deferred Tax Assets                                         (919)   (741)
                                                                -------   -----

Properties                                                          970     773
Prepaid Expenses                                                      5      11
                                                                -------   -----
   Total Deferred Tax Liabilities                                   975     784
                                                                -------   -----

Total                                                           $    56   $  43
                                                                =======   =====

Deferred Tax Assets of $9 million and $2 million are included in Other Assets on the Consolidated Balance Sheet at December 31, 1996 and December 31, 1995, respectively. Deferred Tax Liabilities of $21 million are included in Income Taxes Payable on the Consolidated Balance Sheet at December 31, 1996.

The Company has approximately $18 million of investment tax credit carryforwards expiring from 1997 and beyond and $276 million of minimum tax credit carryforwards which do not expire. There is a net operating loss carryforward for regular tax of $171 million and an $82 million net operating loss carryforward for alternative minimum tax purposes. The Company also had Chilean net operating loss carryforwards of $185 million ($100 million relates to Amax
Gold) that do not expire. A valuation allowance of $181 million has been recorded against all of these benefits.

The increase in the valuation allowance of $48 million relates to increased minimum tax credit carryforwards and regular tax net operating losses not expected to be realized.

The following is a reconciliation between the amount determined by applying the federal statutory rate of 35 percent to Pretax Income Excluding Minority Interests and the Income Tax Provision:

(In millions)
                                                1996    1995    1994
                                               ------  ------  ------
Income Taxes at Statutory Rate                 $  27   $  42   $  77
Increases (Decreases) Resulting from:
 Percentage Depletion                            (12)    (16)    (36)
 State Income Taxes, Net of Federal Benefit      (10)     (3)     13
 Foreign Operations                               10       4       -
 Equity Investments                                -       -       4
 Tax Carryforwards Used                           (2)    (25)      -
Other, Net                                        (2)      1      (3)
                                               -----   -----   -----
Income Tax Provision                           $  11   $   3   $  55
                                               =====   =====   =====

Note 10:  Preferred Stock Transactions

The $4.00 Series A Convertible Preferred Stock is convertible into Common Stock at any time at a conversion price of $24.209 per share. The Series A Convertible Preferred Stock has a stated value of $50.00 per share and carries a cumulative dividend payable quarterly. The Series A Convertible Preferred Stock is redeemable at the option of the Company, in whole or in part, at any time beginning at $52.40 per share on and after December 18, 1996, and declining to $50.00 per share on and after December 18, 2002.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In 1989, the Board of Directors of Cyprus Amax declared a dividend of one Preferred share purchase right for each outstanding share of Common Stock in connection with the redemption of then existing rights. Each share of Common Stock issued in the merger was accompanied by one Preferred share purchase right. In addition, the Rights Agreement was amended to provide that any transaction consummated due to the merger did not result in any adjustment to the rights and did not cause the rights to be unexercisable or unredeemable. If the rights become exercisable following the occurrence of certain specified events, each right will entitle the holder, within certain limitations, to purchase two-thirds of one one-hundredth of a share of Series A Junior Participating Preferred Stock for $93.33 subject to certain anti-dilution adjustments. If a person or group acquires 10 percent of Common Stock, every other holder of a right will be entitled to buy at the right's then-exercise price a number of shares of Common Stock having a value of twice such exercise price. After the threshold is crossed, the rights become non-redeemable, except that, prior to the time a person or group acquires 50 percent or more of the Common Stock, the rights other than those held by such person or group can be exchanged at a ratio of one share of Common Stock for each right. In the event of certain extraordinary transactions, including mergers, the rights entitle holders to buy at the right's then-exercise price equity in the acquiring company having a value of twice such exercise price. The rights do not have any voting rights nor are they entitled to dividends. The rights are redeemable by Cyprus Amax at $.0067 each until a person or group acquires 10 percent of Common Stock or until the rights expire on February 28, 1999. In addition, on May 24, 1993, the Board of Directors increased the number of authorized shares of the Series A Junior Participating Preferred Stock from 500,000 shares to 1,500,000 shares of which none were issued or outstanding at December 31, 1996.

Note 11:  Employee Benefit Plans

Pension Plans - Cyprus Amax has a number of defined benefit pension plans covering most of its employees. Benefits are based on either the employee's compensation prior to retirement or stated amounts for each year of service with the Company. Cyprus Amax makes annual contributions to these plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Plan assets consist of cash and cash equivalents, equity and fixed income securities, and real estate.

Net annual pension cost included the following components:


Year ended December 31 (In millions)     1996    1995    1994
                                        ------  ------  ------
Service Cost                            $  11   $   8   $  10
Interest Cost                              20      20      18
Actual (Gain) Loss on Plan Assets         (33)    (37)      4
Deferred Gain (Loss)                       13      21     (21)
Other                                       3       2       2
                                        -----   -----   -----
                                        $  14   $  14   $  13
                                        =====   =====   =====

The following table sets forth the funded status of the plans:


                                        1996                      1995
                              --------------------------  ----------------------
                                 Assets     Accumulated      Assets  Accumulated
                                 exceed       benefits       exceed    benefits
                              accumulated      exceed     accumulated   exceed
At December 31 (In millions)    benefits       assets       benefits    assets
                              ------------  ------------  ------------  --------
Actuarial Present Value of
 Benefit Obligations:
   Vested Benefit Obligation        $ 208         $  17          $ 63    $ 157
                                    =====         =====          ====    =====
   Accumulated Benefit Obligation   $ 228         $  17          $ 69    $ 166
                                    =====         =====          ====    =====
Projected Benefit Obligation        $(248)        $ (17)         $(72)   $(187)
Plan Assets at Fair Value             258             2            82      145
                                    -----         -----          ----    -----
Plan Assets Greater Than
 (Less Than) Projected Benefit
  Obligation                           10           (15)           10      (42)
Unrecognized Net Loss                  15             1             4       32
Unrecognized Prior Service Cost         9            (1)            1        7
Unrecognized Transition Credit         (1)            -            (1)       -
                                    -----         -----          ----    -----
Prepaid/(Accrued) Pension Cost      $  33         $ (15)         $ 14    $  (3)
                                    =====         =====          ====    =====

Prepaid pension cost of $19 million and $11 million is included in Prepaid Expenses on the Consolidated Balance Sheet at December 31, 1996 and 1995, respectively. An accrued pension obligation of $1 million was recorded in Accrued Payroll and Benefits at December 31, 1996.

The significant actuarial assumptions at December 31 were as follows:


                                                  1996  1995  1994
(In percents)                                     ----  ----  ----
Rate of Increase in Future Compensation Levels    5.75  5.25  6.75
Expected Long-Term Rate of Return on Assets       9.00  9.00  9.00
Discount Rate                                     7.75  7.25  8.75

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Net periodic pension cost is determined using the assumptions as of the beginning of the year, and the funded status is determined using the assumptions as of the end of the year.

Substantially all domestic employees not covered under the plans administered by Cyprus Amax are covered under multi-employer defined benefit plans administered by the United Mine Workers of America. Contributions by Cyprus Amax to these multi-employer plans, which are expensed when paid, are based primarily upon hours worked and amounted to $4 million in 1996, 1995, and 1994.

Postretirement Benefits Other Than Pensions -In addition to the Company's defined benefit pension plans, the Company has plans that provide postretirement medical benefits and life insurance benefits. The medical plans provide benefits for most employees who reach normal, or in certain cases, early retirement age while employed by the Company. The postretirement medical plans are contributory, with annual adjustments to retiree contributions, and contain certain other cost-sharing features such as deductibles and coinsurance.

Net periodic postretirement benefit cost consists of the following components:


                                             1996    1995    1994
(In millions)                               ------  ------  ------
Service Cost                                $   5   $   5   $   5
Interest Cost                                  26      26      26
Net Amortization                               (1)     (3)     (1)
                                            -----   -----   -----
Net Periodic Postretirement Benefit Cost    $  30   $  28   $  30
                                            =====   =====   =====

The following table sets forth the plans' combined status:


                                                        1996    1995
At December 31 (In millions)                           ------  ------
Accumulated Postretirement Benefit Obligation:
 Retirees                                              $ 275   $ 317
 Fully Eligible Active Plan Participants                  26      19
 Other Active Plan Participants                           44      47
                                                       -----   -----
Total Accumulated Postretirement Benefit Obligation      345     383
Plan Assets at Fair Value                                  -       -
                                                       -----   -----
Accumulated Postretirement Benefit Obligation
 in Excess of Plan Assets                              $ 345   $ 383
                                                       =====   =====

Accumulated Postretirement Benefit Obligation          $(345)  $(383)
Unrecognized Prior Service Cost                           (6)     (7)
Unrecognized Net (Gain) Loss                             (32)     10
                                                       -----   -----
Accrued Postretirement Benefit Cost                    $(383)  $(380)
                                                       =====   =====

The accumulated postretirement benefit obligation at December 31, 1996 and 1995, consisted of a current liability of $22 million included in Accrued Payroll and Benefits, and a long-term liability of $361 million and $358 million, respectively, included in Deferred Employee and Retiree Benefits.

The weighted average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for medical benefits is 9 percent for 1997 and is assumed to decrease gradually (one-half percent per year) to
4.25 percent by the year 2010 and remain at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plans as of December 31, 1996, by $10 million and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1996 by $2 million.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1996, 1995, and 1994, was
7.75 percent, 7.25 percent, and 8.75 percent, respectively. The change in the discount rate resulted in a $36 million unrecognized net gain as of December 31, 1996.

In addition, health care and life insurance benefits of certain retirees are covered by multi-employer benefit trusts established by the United Mine Workers of America and the Bituminous Coal Operators Association, Inc. Current and projected operating deficits of these trusts led to the passage of the Coal Industry Retiree Health Benefit Act of 1992 (the "Act"). The Act established a new multi-employer benefit trust called the United Mine Workers of America Combined Benefit Fund (the "Fund") that will provide health and life insurance benefits to all beneficiaries of the earlier trusts who were receiving benefits as of July 20, 1992. The Act provides for the assignment of beneficiaries to former employers and the allocation of any unassigned beneficiaries to enterprises using a formula included in the legislation. The Company has chosen to account for its obligation under the Act on a cash basis in accordance with established accounting guidance. The 1996, 1995, and 1994 contributions to the Fund were each $1 million.

The Company also has a number of postemployment plans covering severance, disability income, and continuation of health and life insurance for disabled employees. At December 31, 1996 and 1995, the accumulated postemployment benefit liability consisted of a current amount of $4 million and $6 million, respectively, included in Accrued Payroll and Benefits and $34 million and $41 million, respectively, included in Deferred Employee and Retiree Benefits.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12:  Common Stock Plans

Savings Plans - Cyprus Amax sponsors a savings plan (the "Savings Plan") covering substantially all of its non-represented employees which includes an employee stock ownership feature (Leveraged ESOP). In February 1990, the Savings Plan acquired 4,245,810 shares of Cyprus Amax's unissued Common Stock at an acquisition price of $22.375 per share. The Savings Plan financed the purchase of shares with a $95 million interest-bearing promissory note payable to Cyprus Amax. The loan to the Savings Plan bears interest at 9 3/4 percent per annum and matures on February 1, 2010, and is serviced by Cyprus Amax's contribution to the Savings Plan and dividends paid on the Cyprus Amax Common Shares purchased with the proceeds of the loan. Cyprus Amax intends to contribute the greater of 75 percent of employee matchable contributions or the minimum per the promissory note. The expense related to the Savings Plan is based upon the shares allocated method. Shares are released for allocation to participants, based on a predetermined formula, as loan payments are made. The amount contributed for 1996 was $9 million, 1995 was $8 million, and 1994 was $7 million. The amount of interest incurred by the Savings Plan for the Leveraged ESOP was $8 million in 1996 and 1995 and $9 million in 1994. The interest expense offset of the Leveraged ESOP due to dividends on allocated and unallocated shares was $3 million in 1996 and 1995 and $4 million in 1994. The aggregate compensation expense related to the Savings Plan amounted to $6 million in 1996 and 1995 and $5 million in 1994. Leveraged ESOP shares are treated as shares outstanding for purposes of calculating earnings per share.

The following table sets forth the number of shares held in the Leveraged ESOP at year-end:


                                                   1996       1995       1994
                                                 ---------  ---------  ---------
     Allocated Shares                            1,042,763    898,172    758,430
     Committed to be Released Shares                 6,744      9,683      8,909
     Suspense Shares                             2,589,446  2,836,500  3,089,631

Prior to 1995, Cyprus Amax sponsored other defined contribution plans which have been merged into the Savings Plan. Contributions associated with these plans were $5 million for 1994.

Amax Gold sponsors a thrift plan covering substantially all of its full-time non-represented employees. Amax Gold contributes Amax Gold Common Stock to the plan at seventy-five percent of the first six percent of base pay contributed by each participant. Amax Gold contributions were $1 million in 1996, 1995 and 1994.

Note 13:  Stock-Based Compensation Plans

At December 31, 1996, the Company has three stock-based compensation plans, which are described below. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan. The compensation cost that has been charged against income for its performance-based plan was $1.2 million and $1.5 million for 1996 and 1995, respectively. Had compensation cost for the Company's three stock based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                      1996        1995
                                    ---------  ----------
Net Income
 As Reported                        $      77  $      124
 Pro Forma                          $      71  $      123
Primary Earnings Per Share
 As Reported                        $     .62  $     1.13
 Pro Forma                          $     .56  $     1.12
Fully Diluted Earnings Per Share
 As Reported                        $.62/(1)/  $1.13/(1)/
 Pro Forma                          $.56/(1)/  $1.12/(1)/

/(1)/Fully diluted earnings per share were anti-dilutive in 1996 and 1995.

Under the Management Incentive Program (the "Program"), key employees of Cyprus Amax may be granted options to purchase Common Stock at fair market value as of the grant date. These options are in the form of either incentive stock options or non-qualified options and may be granted with stock appreciation rights ("SARs"). SARs permit holders to surrender exercisable options in exchange for a payment, in either shares or cash, determined by the amount by which the market price of the shares on the dates the rights are exercised exceeds the grant price.

Options granted under the Program are exercisable after completion of the specified period of continuous employment stated in the terms of the grant and expire at the end of ten years after the date of grant. Additionally, under the Management Incentive Program certain employees may be granted restricted shares of Common Stock. Restricted stock is subject to forfeiture if the recipient terminates employment.

Under the Program, the Company may grant in any year up to 1.2 percent of the number of shares of Common Stock outstanding (plus the cumulative number of carried-forward shares) as stock options or restricted stock awards, up to a limit of five million shares issued as statutory options.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend payment of $.80 per share per year; expected volatility of 30 and 31 percent; risk-free interest rates of 5.34 and 7.31 percent; and expected lives of 3.37 years.

A summary of the status of the Company's fixed stock option plan as of December 31, 1996 and 1995 and changes during the years ending on those dates is presented below:


                                       1996                       1995
                             -------------------------   --------------------------
                                          Weighted-                   Weighted-
                              Shares       Average        Shares       Average
Fixed Options                  (000)     Exercise Price    (000)    Exercise Price
-------------                 ------     --------------  ---------  ---------------
Outstanding at
  Beginning of Year              2,919       $   28          3,051     $   27
Granted                          1,762           26            297         27
Exercised                         (108)          22           (231)        21
Forfeited                         (340)          29           (198)        30
                                ------                   ---------
Outstanding at
  End of Year                    4,233       $   27          2,919     $   28
                                ======                  ==========

Options Exercisable
  at Year End                    2,141                         2,213
Weighted-Average
  Fair Value of
  Options Granted
  During the Year               $ 6.48                        $ 6.90

The following table summarizes information about fixed stock options outstanding at December 31, 1996:


                                             Options Outstanding                                Options Exercisable
                             --------------------------------------------------------   ----------------------------------
                                   Number       Weighted-Average         Weighted-           Number          Weighted-
 Range of                        Outstanding      Remaining               Average          Exercisable        Average
Exercise Prices                  at 12/31/96    Contractual Life       Exercise Price      at 12/31/96     Exercise Price
---------------              ---------------    ----------------      ---------------   ---------------    ---------------
$16.61-$24.75                      818,763           4.47 years           $23.18              777,763           $23.21
$25.44-$26.13                      671,008           6.29                  25.91              506,279            25.93
$26.44-$26.44                    1,685,050           9.01                  26.44                    -                -
$27.56-$31.13                      616,621           6.91                  29.00              414,721            29.69
$35.75-$35.75                      441,750           6.12                  35.75              441,750            35.75
                                 ---------         ------                 ------           ----------   --------------
$16.61-$35.75                    4,233,192           7.09                  27.07            2,140,513            27.69
                                 ---------         ------                 ------           ----------   --------------

Under the 1993 Key Executive Long Term Incentive Plan, the Company may grant in any year up to one-half percent of the number of shares of Common Stock outstanding (plus the cumulative number of carried-forward shares) as restricted stock awards. Key executives may receive restricted stock awards and cash incentive payments based on the rate of return received by investors in the Company's stock, compared to that of its peers. As of December 31, 1996, 560,709 cumulative shares were awarded and 1,061,087 shares were authorized and unissued. On January 2, 1997, an additional 155,900 shares were awarded.

Cyprus Amax maintains a stock plan for non-employee directors which grants each eligible director 500 shares of Common Stock each year. In 1996 this plan was amended and restated and then approved by shareholders and is now known as the Amended and Restated Stock Plan for Non-Employee Directors. This amended Plan revised the maximum number of shares that may be awarded and stock options that may be granted under the Plan. The aggregate number of shares that may be awarded and options that may be granted will equal the sum of 1/16 of 1 percent of the number of shares of common stock outstanding as of the end of the immediately preceding fiscal year plus the cumulative number of carryforward shares from all prior fiscal years not previously used to make grants and awards. Prior to being amended, the Plan provided that a maximum of 35,000 shares of common stock could be issued under the Plan. As of December 31, 1996, 28,500 cumulative shares have been granted and 26,000 stock options awarded.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14:  Contingencies

Cyprus Amax had outstanding letters of credit totalling $67 million at December 31, 1996, primarily for reclamation, dragline leases, and insurance programs for workers compensation, general liability, and automobiles. Cyprus Amax has guaranteed the portion of project financing attributed to certain joint venture partners totalling $432 million at December 31, 1996.

Cyprus Tohono Mining Company was informed in late 1995 by the office of the Assistant U.S. Attorney in Tucson, Arizona that an action was being considered under federal environmental laws against Cyprus Tohono Corporation and certain of its employees. The facts giving rise to this matter involve a break in a process line at Tohono occurring in 1992. It is not possible to state with reasonable certainty at this time what action will be taken by the government.

In April 1994, Cyprus Amax was notified by the Department of Justice ("DOJ") that the government would seek civil penalties for alleged violations of the Federal Clean Water Act in the operation of Cyprus Amax's Bagdad, Miami, and Sierrita mines in Arizona. During 1996, Consent Decrees were entered and civil penalties were paid resolving the alleged violations.

Cyprus Miami and other companies, in conjunction with the Arizona Department of Environmental Quality's Water Quality Assurance Revolving Fund program, continued remediation and assessment of ground water quality at Pinal Creek near Miami, Arizona throughout 1996. The ongoing program, initiated in 1989, has resulted in continued improvement of subsurface water quality in the area. While the long-term remedial action plan is not scheduled for submittal to the State of Arizona for approval until late 1997, completion of risk assessment studies and the evaluation of remedial action alternatives has provided information which allows an estimate of Cyprus Amax costs for completing the remedial action. As a result of this new information, approximately $50 million was recorded for the Pinal Creek remediation reserve at December 31, 1996. Cyprus Miami has commenced contribution litigation against other parties involved in this matter and has asserted claims against certain of its past insurance carriers. While significant recoveries are expected, Cyprus Miami cannot reasonably estimate the amount of recoveries and, therefore, has not taken potential recoveries into consideration in the provision.

In December 1996, Cyprus Amax received a Unilateral Administrative Order For Removal Response Activities from the U.S. EPA requiring the removal of asbestos-containing material at the Horizon Potash Mine located near Carlsbad, New Mexico. Cyprus Amax is complying with the order and expects to complete the removal work by late 1997 along with completing other building demolition and reclamation at the Horizon site in accordance with a settlement agreement with the Bureau of Land Management. Horizon Potash acquired Amax Potash and its facilities in 1992, abandoned the site in 1993, and entered Chapter 7 bankruptcy proceedings.

Cyprus Amax or its subsidiaries have been advised by the EPA and several state environmental agencies that they may be liable under the CERCLA or similar state laws and regulations for costs of responding to environmental conditions at a number of sites which have been or are being investigated by the EPA or states to establish whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions. Cyprus Amax has been named as a potentially responsible party ("PRP") or had received EPA requests for information for several sites. For all sites, Cyprus Amax had an aggregate reserve of approximately $117 million at December 31, 1996, for its share of the estimated liability. Liability estimates are based on an evaluation of, among other factors, currently available facts, existing technology, presently enacted laws and regulations, Cyprus Amax's experience in remediation, other companies' remediation experience, Cyprus Amax's status as a PRP, and the ability of other PRPs to pay their allocated portions. The cost range of reasonably possible outcomes for all sites is estimated to be from $80 million to $300 million, and work on these sites is expected to be substantially completed in the next several years, subject to the inherent delays involved in the process. Remediation costs that could not be reasonably estimated at December 31, 1996, are not expected to have a material impact on the financial condition and ongoing operations of the Company. Cyprus Amax believes certain insurance policies partially cover these claims; however, some of the insurance carriers have denied responsibility and Cyprus Amax is litigating coverage. Further, Cyprus Amax believes that it has other potential claims for recovery from third parties, including the U.S. Government and other PRPs, as well as liability offsets through lower cost remedial solutions. However, neither insurance recoveries nor other claims or offsets have been recognized in the financial statements unless such offsets are considered probable of realization.

At December 31, 1996, Cyprus Amax's accruals for deferred closure, shutdown of closed operations, and reclamation totalled approximately $308 million. Reclamation is an ongoing activity and a cost associated with Cyprus Amax's mining operations. Accruals for closure and final reclamation liabilities are established on a life of mine basis. The Cyprus Amax Coal reclamation reserve component of $169 million is largely a result of reclamation obligations incurred for replacing soils and revegetation of mined areas as required by provisions and permits pursuant to the Surface Mining Control and Reclamation Act. The Copper/Molybdenum and Other reclamation reserve components are $115 million and $23 million, respectively,

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

and include costs for site stabilization, cleanup, long-term monitoring, and water treatment costs as expected to be required largely by state laws and regulations as well as by sound environmental practice. Total reclamation costs for Cyprus Amax at the end of current mine lives is estimated at about $580 million.

Cyprus Amax believes that it has adequate reserves such that none of these matters or contingencies is expected to have a material adverse effect on its business or financial condition, results, and cash flows, and is unaware of any additional environmental matters which, based on information currently known to Cyprus Amax, would have a material effect upon the Company's financial condition or results of operations.

Note 15:  Related Party Transactions

In 1996, Amax Gold renegotiated its $250 million Fort Knox loan agreement. As support to the restructured facility, Cyprus Amax has guaranteed $150 million and potential borrowings under the existing $100 million double-convertible line of credit. The lenders waived certain restrictive covenants and reduced the interest rate. In return for the increased financial support, Cyprus Amax receives certain fees, the interest differential, and security interest in certain Amax Gold assets. Additionally during 1996, Cyprus Amax provided Amax Gold with a demand loan facility to fund additional costs at the Fort Knox project and for general corporate purposes, with such funding to be provided at the discretion of Cyprus Amax. At December 31, 1996, Cyprus Amax had loaned Amax Gold $130 million. In November 1996, Cyprus Amax received 2,771,098 shares from Amax Gold as repayment of the guaranty and financing fee and interest and interest differential payments. As a result of this transaction, Cyprus Amax increased its ownership to 52.5 percent.

In October 1995, Cyprus Amax announced its intent to sell its 50 percent interest in the Russian Kubaka gold mine project to Amax Gold. Amax Gold received shareholder approval for the acquisition in December 1996 and expects to acquire the project in early 1997. The $95 million purchase price will be paid in Amax Gold Common Stock with 11.8 million shares at closing and 4.2 million shares upon commencement of commercial production, which is expected to occur in early 1997. The transfer of all 16 million shares will increase Cyprus Amax's ownership to approximately 59 percent. In addition, Amax Gold will make contingent payments to Cyprus Amax in the event it acquires the right to mine other reserves in the Russian Federation.

In February 1995, Cyprus Amax agreed to provide AGI with an additional $80 million in double-convertible revolving credit (DOCLOC II). During 1995, Cyprus Amax converted $80 million of the outstanding borrowings to Amax Gold Common Stock at a conversion price of $5.362 per share.

In April 1994, Cyprus Amax and Amax Gold entered into an agreement whereby the Company has provided AGI with a $100 million double-convertible line of credit. The outstanding indebtedness under the line of credit may be repaid by AGI with the issuance of AGI convertible preferred stock. Both companies have conversion rights to convert the line of credit into Amax Gold Common Stock at a maximum price of $8.265 per share and a minimum price of $5.854 per share. As of December 31, 1996, no borrowings were outstanding under this line of credit. Certain amounts have been made available to Amax Gold as support for the Fort Knox and Refugio loans (Note 7).

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

At December 31, 1996, the subordinated loans outstanding to Oakbridge Ltd. from Cyprus Amax totalled $35 million, of which $21 million is convertible to Oakbridge Common Stock on certain terms and conditions.

In June 1994, Cyprus Amax acquired a 51 percent interest in Sociedad Contractual Minera El Abra, which owns the mineral rights to the El Abra copper deposit in Chile, for $330 million. Development of the mine required an investment of approximately $1 billion. Funding of the investment to develop the oxide reserves included approximately $300 million of subordinated shareholder loans from Cyprus Amax, and $750 million in project financing. Cyprus Amax has guaranteed completion of the oxide mine. As of December 31, 1996, $295 million of subordinated notes were outstanding.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:  Leases and Mineral Royalty Obligations

Cyprus Amax leases mineral interests and various other types of properties, including draglines, shovels, longwalls, offices, computing services, and miscellaneous equipment. Certain of the Company's mineral leases require minimum annual royalty payments, whereas others provide only for royalties based on production.

Accrued minimum royalties that are not expected to be recovered from future coal production consist of the following at December 31:


(In millions)                                    1996    1995
                                                ------  ------

Minimum Future Royalties                        $  85   $  98
Less Imputed Interest                             (20)    (26)
                                                ------  ------
Present Value of Payments                          65      72
Less Current Portion Included in Accrued
 Royalties and Interest                            (9)     (7)
                                                ------  ------
Long-Term Portion Included in Other
 Noncurrent Liabilities and Deferred Credits    $  56   $  65
                                                ======  ======


The Company's property held under capital leases, included in property, plant, and equipment, consists of the following:


(In millions)                                    1996    1995
                                                 -----  ------
Mining Equipment                                 $ 211  $ 186
Less Accumulated Depreciation                      (89)   (64)
                                                 -----  -----
                                                 $ 122  $ 122
                                                 =====  =====

Summarized below as of December 31, 1996, are future minimum rentals and royalties under noncancellable leases:

                                   Operating    Mineral   Capital
(In millions)                        Leases    Royalties  Leases
                                   ----------  ---------  -------
1997                                 $  31       $  23    $  42
1998                                    23          22       44
1999                                    17          23       65
2000                                    16          20       28
2001                                    13          16       11
After 2001                              22          58       26
                                    ------      ------   ------
 Total Payments                       $122        $162     $216
                                    ======      ======
Less Imputed Interest                                       (43)
                                                         ------
Present Value of Lease Payments                             173
Less Current Portion                                        (34)
                                                         ------
Capital Lease Obligations                                  $139
                                                         ======

Rentals and mineral royalties charged to expense were as follows:


(In millions)                       1996    1995    1994
                                    -----   -----   -----
Rental Expense                      $  51   $  48   $  53
Mineral Royalties                   $  68   $  72   $  47


Note 17:  Cash Flow Information

The Consolidated Statement of Cash Flows provides information about changes in cash and cash equivalents which have a maturity of three months or less when acquired. Net Cash Provided by Operating Activities reflects cash payments for interest and income taxes as shown below:


(In millions)                                          1996   1995    1994
                                                      ------  -----  ------
Interest Paid (Net of Interest Capitalized
 and Interest Rate Swap Payments/Receipts)            $ 110   $  81  $ 113
Income Taxes Paid, Net                                $   6   $  60  $  35

Supplemental Disclosures of Non-Cash Transactions:


(In millions)                                          1996    1995   1994
                                                      -----   -----  -----
Fair Value of Assets Acquired, Other Than Cash
 and Cash Equivalents                                 $  75   $   -  $ 379
Liabilities Assumed                                      (5)      -    (18)
                                                      -----   -----  -----
Cash Payments                                         $  70   $   -  $ 361
                                                      =====   =====  =====

Sale of Businesses in Exchange for Common Stock       $   1   $   -  $  22
Receipt of AGI Common Stock as Repayment of
 Guaranty, Notes Receivable and Interest (Note 15)    $  15   $  81  $  21
Capital Lease Obligation - Sale-Leaseback             $  24   $   -  $ 144

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18:  Information by Industry Segment

Cyprus Amax operates in three principal industry segments - Copper/Molybdenum, Coal, and Other -which supply mineral products primarily to the construction, automobile, steel, and utility industries, and gold to banks and other bullion dealers. The financial information for these segments is presented below:


(In millions)                                     1996                1995             1994
                                               ----------          ---------         ---------
Segment Revenue
  Copper/Molybdenum                            $    1,331          $   1,720         $   1,327
  Coal                                              1,284              1,298             1,248
  Other                                               228                189               213
                                               ----------          ---------         ---------
                                                 $  2,843          $   3,207         $   2,788
                                               ==========          =========         =========
Segment Operating Income (Loss)
  Copper/Molybdenum                              $    151/(1)/     $     584         $     206
  Coal                                                 90               (308)/(3)/         106
  Other                                               (32)/(2)/          (37)               40
                                               ----------          ---------         ---------
                                                      209                239               352
Corporate                                             (57)               (57)              (45)
Interest, Net                                         (78)               (70)              (74)
Earnings (Loss) on Equity Investments and
 Other                                                  3                  8               (12)
                                               ----------          ---------         ---------
Income From Continuing Operations
 Before Income Taxes and Minority Interest             77                120               221
Income Tax Provision                                  (11)                (3)              (55)
Minority Interest                                      11                  7                 -
                                               ----------          ---------         ---------
Income From Continuing Operations                      77                124               166
Income From Operations of Discontinued Oil and
 Gas Division, Net of Applicable Taxes of $2            -                  -                 9
                                               ----------          ---------         ---------
Net Income                                     $       77          $     124         $     175
                                               ==========          =========         =========

/(1)/Includes an $80 million pretax charge for environmental remediation liabilities and costs to temporarily close the Tohono mine (Note 4).

/(2)/Includes a $36 million pretax charge to write-down the net assets of the Guanaco gold mine (Note 4).

/(3)/Includes a $445 million pretax charge to recognize the write-down of certain coal assets and provisions for associated liabilities (Note 4).


(In millions)                    1996           1995           1994
                                ------         ------         ------
Identifiable Assets
 Copper/Molybdenum              $3,258         $3,060         $2,487
 Coal                            1,933          1,947          2,325
 Other/(1)/                      1,190            939            266
 Corporate                         405            250            329
                                ------         ------         ------
                                $6,786         $6,196         $5,407
                                ======         ======         ======

Capital Expenditures
 Copper/Molybdenum              $  449         $  599         $  234
 Coal                              186            163            116
 Other/(1)/                        283            265             16
 Corporate                          23              5             13
                                ------         ------         ------
                                 $941          $1,032         $  379
                                ======         ======         ======

Note 18:  Information by Industry Segment (Continued)


(In millions)                                     1996     1995     1994
                                                  -----    -----    -----
Depreciation, Depletion, and Amortization
 Copper/Molybdenum                                $ 135    $ 118    $  87
 Coal                                               163      146      153
 Other/(1)/                                          38       29       11
 Corporate                                            3        3        2
                                                  -----    -----    -----
                                                  $ 339    $ 296    $ 253
                                                  =====    =====    =====

Export Sales
Copper/Molybdenum                                 $ 162    $ 253    $ 157
Coal                                                 76       51       42
Other/(1)/                                           75       56       16
                                                  -----    -----    -----
                                                  $ 313     $ 36    $ 215
                                                  =====    =====    =====

/(1)/Increase in 1995 amounts primarily relates to the consolidation of Amax
Gold.

Financial information by geographic location for the past three years is presented below:


(In millions)                             1996        1995        1994
                                         ------      ------      ------
Revenue
 Domestic                                $2,636      $3,032      $2,647
 Foreign                                    207         175         141
                                         ------      ------      ------
                                         $2,843      $3,207      $2,788
                                         ======      ======      ======

Operating Income
 Domestic                                $  203      $  221      $  317
 Foreign                                      6          18          35
                                         ------      ------      ------
                                         $  209      $  239      $  352
                                         ======      ======      ======
Identifiable Assets
 Domestic                                $4,825      $4,900      $4,636
 Foreign                                  1,961       1,296         771
                                         ------      ------      ------
                                         $6,786      $6,196      $5,407
                                         ======      ======      ======


                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                       SUPPLEMENTAL FINANCIAL INFORMATION


Quarterly Results (Unaudited)                               1996
--------------------------------------------------------------------------------

                                            First    Second     Third    Fourth
(In millions except per share data)        Quarter   Quarter   Quarter   Quarter
--------------------------------------------------------------------------------
Revenue                                    $  684    $  740    $  665    $  754
Segment Operating Income (Loss)            $  112    $   96    $   51    $  (49)
Net Income (Loss)                          $   62    $   53    $   14    $  (52)
Income (Loss) Applicable to Common Shares  $   57    $   48    $    9    $  (57)
--------------------------------------------------------------------------------

Earnings (Loss) Per Common Share           $  .62    $  .52    $  .10    $ (.61)
--------------------------------------------------------------------------------



                                                            1995
--------------------------------------------------------------------------------
Revenue                                    $  807    $  875    $  786    $  739
Segment Operating Income (Loss)            $  153    $  198    $ (252)   $  140
Net Income (Loss)                          $   97    $  134    $ (203)   $   96
Income (Loss) Applicable to Common Shares  $   92    $  130    $ (208)   $   91
--------------------------------------------------------------------------------

Earnings (Loss) Per Common Share           $ 1.00    $ 1.39    $(2.23)   $  .98
--------------------------------------------------------------------------------

Fourth quarter 1996 results included an after-tax charge of $74 million for environmental remediation liabilities, costs to temporarily close a copper mine, the write-down of the net assets of the Guanaco gold mine, and an unrelated favorable tax adjustment for Amax Gold.

Third quarter 1995 results included an after-tax charge of $338 million due to the write-down of certain coal assets and provisions for associated liabilities.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                      SUPPLEMENTAL INFORMATION (Continued)

Mineral Reserves and Selected Operating Statistics (Unaudited)

The following table presents reserve information of Cyprus as of December 31, 1992, Cyprus Amax as of December 31, 1993 through 1996, and selected operating statistics for the years then ended. Proved reserves represent those reserves that, under presently anticipated conditions, will be commercially recoverable from known mineral deposits with a high degree of certainty. Proved and probable reserves include reserves that are less well defined than proved reserves but which have been indicated to exist on the basis of geological and engineering data. Reserve estimates were prepared by Cyprus Amax's engineers. Reserves of entities proportionately consolidated are shown at Cyprus Amax's ownership percentage.


                                                       1996         1995         1994          1993           1992
                                                    -----------  -----------  -----------  ------------    -----------
Copper/Molybdenum
Proved and Probable Ore Reserves
  Copper - United States (million tons)                   1,366        1,443        1,593         1,598         1,617
   Average Grade (percent)                                  .37          .38          .38           .38           .38
  Copper - South America (million tons)                   1,096        1,097         1,101/(7)/       -             -
   Average Grade (percent)                                  .60          .61          .61             -             -
 Molybdenum (million tons)                                  351/(1)/     313          322           316/(10)/      17
  Average Grade (percent)                                  .223         .232         .232          .228          .116
  Copper and Molybdenum (million tons)                      834          874          830           901           945
   Copper Average Grade (percent)                           .27          .28          .28           .30           .30
   Molybdenum Average Grade (percent)                      .030         .028         .029          .032          .032
Saleable Product (billion pounds)
  Copper                                                   21.6         22.6         23.8          13.7          14.3
  Molybdenum                                                2.1          2.1          2.1           2.0           0.8
Production (million pounds)
  Copper                                                    768          687          648           632           662
  Molybdenum                                                 56           75           57            28            40
Average Realized Price (per pound)
  Copper                                            $      1.04      $  1.33      $  1.09       $   .94        $ 1.04
  Molybdenum                                        $      5.25      $  7.53      $  3.77       $  2.82        $ 2.65


Coal
Proved and Probable Reserves
  (million tons)                                          2,390/(2)/   2,396/(4)/   2,538         2,681/(11)/     664
Production (million tons)                                    76           75           75/(8)/       27/(11)/      19
Average Realized Price (per ton)                    $     15.69      $ 16.25        16.12       $ 20.80        $23.88


Lithium
Proved Ore Reserves
  Lithium (thousand tons)                                   384          389          393           397           387
Production
  Lithium Carbonate Equivalents (million pounds)             45           38           32            32            34

Gold
Amax Gold (100% in 1996 and 1995 and
 Cyprus Amax share in 1994 and 1993)
  Proved and Probable Reserves
   (million contained ounces)                               6.4/(5)/     7.0/(5)/     3.0/(5)/      3.0/(5)/        -
  Production (thousand contained ounces)                    268          238            -             -             -
  Average Realized Price (per ounce)                $       412      $   406            -             -             -
Kubaka (Cyprus Amax Share)
  Proved and Probable Reserves
   (million contained ounces)                               1.3/(3)/     1.2          1.0           1.0             -



                                    1996      1995      1994      1993     1992
                                   ------    ------    ------    ------   ------
Equity Companies/(6)/
Proved and Probable Reserves
 Coal (million tons)
  Oakbridge (100%)                  341.4    372.3     423.8/(9)/ 358.7       -
  Cyprus Amax Share (41.3%)         141.0    158.7     170.8      143.5       -
                                   ------    ------    ------    ------   ------

/(1)/ Molybdenum reserves increased due to additional reserves at Henderson from development of a deeper elevation level.

/(2)/ Coal reserves decreased due to 76 million tons of production, the write-off of the undeveloped Midwest reserves of approximately 210 million tons, and the addition of approximately 257 million tons in Pennsylvania.

/(3)/   The sale of Kubaka to Amax Gold is expected to be completed in early
        1997.

/(4)/ Decrease due primarily to new mine plans at the Kentucky operations, the sale of Minnehaha, and 1995 production, partially offset by an increase in Wyoming due to a lease acquired from the Bureau of Land Management.

/(5)/ Due to Cyprus Amax's increased ownership position in 1995, Amax Gold is fully consolidated. Prior to 1995, Amax Gold was accounted for on an equity method basis.

/(6)/ Reserves for Equity Companies are shown at 100 percent for the operation or company. Cyprus Amax has a beneficial ownership equivalent to its percentage ownership in the venture which is shown on a separate line.

/(7)/   Represents Cerro Verde and El Abra reserves purchased in 1994.

/(8)/ Coal production increased in 1994 due to a full year of production from former Amax mines.

/(9)/ Oakbridge reserves increased due to acquiring additional leases at Ellalong/Pelton.

/(10)/ Molybdenum reserves increased because of the addition of the Amax properties, partially offset by the sale of Thompson Creek.

/(11)/ The addition of over 2 billion tons to coal reserves in 1993 was due mostly to the merger with Amax and the acquisition of the Cumberland mine in Pennsylvania. Production from former Amax operations was 6.4 million tons for the period November 15 through year end.