Form 10-K405, Exhibit 13
period 1997-12-31
CYPRUS AMAX MINERALS CO
filed 1998-03-30
CIK 769589

                                                                      Exhibit 13

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


/s/John Taraba
John Taraba
Vice President and Controller
(Principal Accounting Officer)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Cyprus Amax Minerals Company:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Cyprus Amax Minerals Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP
Denver, Colorado
February 11, 1998

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
SELECTED FINANCIAL DATA
(In millions except as noted and per share data)
                                    1997      1996      1995      1994      1993      1992      1991      1990      1989      1988
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA
REVENUE                            $3,346    $2,843    $3,207    $2,788    $1,763    $1,641    $1,657    $1,866    $1,790    $1,327
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
COSTS AND EXPENSES
   Cost of Sales                    2,257     2,074     2,108     2,071     1,333     1,286     1,323     1,423     1,241       921
   Selling and
     Administrative Expenses          128       128       143       111        70        77        97        81       103        92
   Depreciation, Depletion,
     and Amortization                 444       339       296       253       145       128       119       118        94        64
   Write-Downs and Special
     Charges                          241       116       445        10         -       410        35        82         4         9
   Merger and Reorganization
     Expenses                           -         -         -        13        33        29         -         -         -         -
   Exploration Expense                 43        34        33        23        25        19        21        14        15        12
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
     Total Costs and Expenses       3,113     2,691     3,025     2,481     1,606     1,949     1,595     1,718     1,457     1,098
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
INCOME (LOSS) FROM OPERATIONS         233       152       182       307       157      (308)       62       148       333       229
OTHER INCOME (EXPENSE)
   Interest Income                     36        28        24        17         7         3         5         8        13         6
   Interest Expense                  (208)     (189)     (137)     (107)      (42)      (19)      (22)      (19)      (12)      (15)
   Capitalized Interest                10        83        43        16         1         3         5         -         -         -
   Earnings (Loss) on Equity
     Investments and Other            (31)        3         8       (12)        7        (8)        4       (13)       (7)       (2)
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------   -------
INCOME (LOSS) FROM CONTINUING
 OPERATIONS BEFORE INCOME TAXES
 AND MINORITY INTEREST                 40        77       120       221       130      (329)       54       124       327       218
   Income Tax Benefit
     (Provision)                       22       (11)       (3)      (55)      (31)       83       (11)      (13)      (92)      (49)
   Minority Interest                    7        11         7         -         1         -         -         -         -         1
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
INCOME (LOSS) FROM CONTINUING
 OPERATIONS                            69        77       124       166       100      (246)       43       111       235       170
   Income From Operations of
     Discontinued Oil and
     Gas Division, Net of
     Applicable Taxes of $2             -         -         -         9         -         -         -         -         -         -
                                   ------    -------   ------     -----     ------   ------     -----    ------     -----     -----
 INCOME (LOSS) BEFORE CUMULATIVE
 EFFECT OF ACCOUNTING CHANGES/(1)/     69        77       124       175       100      (246)       43       111       235       170
   Cumulative Effect of
     Accounting Changes/(2)/            -         -         -         -         -       (88)        -         -       (70)        -
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------     -----
NET INCOME (LOSS)                      69        77       124       175       100      (334)       43       111       165       170
   Preferred Stock Dividends          (19)      (19)      (19)      (18)       (2)      (11)      (15)      (15)      (15)       (6)
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------     -----
INCOME (LOSS) APPLICABLE TO
 COMMON SHARES                     $   50    $   58    $  105    $  157    $   98    $ (345)   $   28    $   96    $  150    $  164
                                   ======    ======    ======    ======    ======    ======    ======    ======    ======    ======


 . The 1997 results included net after-tax coal charges of $79 million primarily for the sale and assignment of two coal contracts, mine closure costs, reclamation adjustments, impairment charges, the favorable settlement of a royalty issue, and the gain on the sale of a 15 percent equity interest to Mitsubishi Corporation. Additionally, Cyprus Amax recorded a $19 million after-tax gain on the sale of Kubaka to Amax Gold, favorable tax adjustments of $38 million, and an after-tax charge of $5 million for the costs of redeeming the 9 7/8% Notes.

 . The 1996 results included an after-tax charge of $61 million associated with the Copper/Molybdenum segment primarily for environmental remediation and costs to temporarily close the Tohono mine. Additionally, Amax Gold wrote down its Guanaco mine in Chile and recorded an unrelated favorable tax adjustment, which reduced Cyprus Amax's after-tax earnings by $13 million.

 . In 1995 the Company consolidated Amax Gold based on an increased ownership position. The 1995 results included an after-tax charge of $338 million to recognize the write-downs of certain coal assets and provisions for associated liabilities.

 . On November 15, 1993, Amax was merged into Cyprus; therefore, the 1994 results included a full year of Amax operations for revenue of $888 million whereas the 1993 results included Amax for the 47-day period following the merger. The 1994 results also included after-tax gains of $13 million for various special items. The merger contributed revenue of $140 million for 1993, and the impact on earnings was immaterial, excluding indirect merger expenses. The 1993 results also included $104 million revenue and $75 million after-tax gain from the sale of Cyprus Amax's LTV bankruptcy claims and $25 million after-tax for indirect merger expenses.


CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
SELECTED FINANCIAL DATA (CONTINUED)
(In millions except as noted and per share data)

                                           1997          1996         1995         1994         1993         1992         1991
                                           ----          ----         ----         ----         ----         ----         ----

PER SHARE DATA
Basic Earnings (Loss) Per Common Share
   Income (Loss) From Continuing
     Operations/(1)/                     $ 0.54         $ 0.62       $ 1.13       $ 1.59       $ 1.85       $(6.31)      $ 0.72
   Income From Operations of
     Discontinued Oil
     and Gas Division                         -              -            -         0.10            -            -            -
   Cumulative Effect of
     Accounting Changes/(2)/                  -              -            -            -            -        (2.15)           -
                                         ------         ------       ------       ------       ------       ------       ------

      NET INCOME (LOSS)                  $ 0.54         $ 0.62       $ 1.13       $ 1.69       $ 1.85       $(8.46)      $ 0.72
                                         ======         ======       ======       ======       ======       ======       ======

Cash Dividends Per Common Share          $ 0.80         $ 0.80       $ 0.80       $ 0.90       $ 0.80       $ 0.85       $ 0.80

CONSOLIDATED BALANCE SHEET DATA
   Cash and Cash Equivalents             $  250         $  193       $  191       $  139       $   96       $  116       $   98
   Working Capital                       $  297         $  304       $  292       $  423       $   41       $  336       $  299
   Total Assets                          $6,459         $6,786       $6,196       $5,407       $5,618       $1,709       $1,984
   Long-Term Debt                        $2,089         $2,415       $1,734       $1,191       $1,278       $  232       $  239
   Capital Lease
     Obligations                         $  113         $  139       $  143       $  200       $   69       $    -       $    -
   Shareholders' Equity                  $2,330         $2,360       $2,365       $2,329       $2,217       $  923       $1,290

OTHER FINANCIAL DATA
   Book Value Per Common
     Share                               $22.99         $23.43       $23.62       $23.39       $22.49       $21.22       $30.23
   Long-Term Debt/Total
     Capitalization                        48.6%          52.0%        44.2%        37.4%        37.8%        20.1%        15.6%
   Current Ratio                          1.4:1          1.4:1        1.4:1        1.7:1        1.0:1        2.2:1        2.0:1
   Cash Provided by
     Operating Activities                $  481         $  440       $  675       $  110       $   74       $  143       $  285

STOCK PRICE - COMMON
 STOCK/(3)/
   High                                  $   26 13/16   $   29 1/8   $   32 1/8   $   33 1/8   $   36 3/8   $   32       $   25 3/8
   Low                                   $   14  7/16   $   19 7/8   $   24 1/4   $   23 7/8   $   21 1/4   $   18 1/2   $   17 1/2

                                           1990          1989         1988
                                           ----          ----         ----
PER SHARE DATA
Basic Earnings (Loss) Per Common Share
   Income (Loss) From Continuing
     Operations/(1)/                     $ 2.38         $ 5.67       $ 4.21
   Income From Operations of
     Discontinued Oil
     and Gas Division                         -              -            -
   Cumulative Effect of
     Accounting Changes/(2)/                  -          (1.80)           -
                                         ------         ------       ------

        NET INCOME (LOSS)                $ 2.38         $ 3.87       $ 4.21
                                         ======         ======       ======

Cash Dividends Per Common Share          $ 0.80         $ 0.73       $ 0.20

CONSOLIDATED BALANCE SHEET DATA
   Cash and Cash Equivalents             $   39         $   44       $  163
   Working Capital                       $  336         $  251       $  343
   Total Assets                          $1,919         $1,841       $1,651
   Long-Term Debt                        $  246         $  108       $  120
   Capital Lease
     Obligations                         $    -         $    -       $    -
   Shareholders' Equity                  $1,284         $1,294       $1,204

OTHER FINANCIAL DATA
   Book Value Per Common
     Share                               $30.33         $28.69       $25.62
   Long-Term Debt/Total
     Capitalization                        16.1%           7.7%         9.1%
   Current Ratio                          2.5:1          2.0:1        2.6:1
   Cash Provided by
     Operating Activities                $  199         $  304       $  271

STOCK PRICE - COMMON
 STOCK/(3)/
   High                                  $   28 1/2     $   33       $   24
   Low                                   $   13 7/8     $   21 3/8   $   13 1/8


/(1)/ Financial information reflects net after-tax charges of $79 million for coal write-downs, favorable tax adjustments of $38 million, an after-tax gain of $19 million on the sale of Kubaka to Amax Gold, and an after-tax charge of $5 million for the costs of redeeming the 9 7/8% Notes in 1997; an after-tax charge of $74 million for environmental remediation liabilities, costs to temporarily close a copper mine, the write-down of the net assets of the Guanaco gold mine, and an unrelated favorable tax adjustment for Amax Gold in 1996; an after-tax charge of $338 million for the write-down of certain coal assets and provision for associated liabilities in 1995; an after-tax gain of $13 million for various special items in 1994; an after-tax charge for 1993 indirect merger costs of $25 million; an after-tax gain of $75 million in 1993 for the sale of LTV bankruptcy claims; and write-downs and other provisions of $338 million in 1992, $32 million in 1991, and $63 million in 1990.

/(2)/ In 1992 Cyprus adopted SFAS No. 106, "Employers' Accounting for
      Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Cumulative effect adjustments are presented net of tax. Also in 1992 the Company adopted SFAS No. 109, "Accounting for Income Taxes." In 1990 Cyprus adopted SFAS No. 96, "Accounting for Income Taxes," retroactive to January 1, 1989. In adopting SFAS No. 96, Cyprus Amax recorded a cumulative $70 million charge for periods prior to January 1, 1989.

/(3)/ Stock prices prior to June 1989 have been restated to reflect a stock split.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1997

Cyprus Amax earned $69 million in 1997, or 54 cents per share, compared with 1996 earnings of $77 million, or 62 cents per share, and 1995 earnings of $124 million, or $1.13 per share. The 1997 results included net after-tax coal charges of $79 million, favorable tax adjustments of $38 million, an after-tax gain of $19 million on the sale of Kubaka to Amax Gold, and an after-tax charge of $5 million for the costs of redeeming the 9 7/8% Notes. The 1996 results included an after-tax charge of $61 million primarily for environmental remediation at the Miami, Arizona, operation and costs to temporarily close the Tohono mine in Arizona. In addition, Amax Gold wrote down its Guanaco mine and recorded an unrelated favorable tax adjustment that together reduced Cyprus Amax's after-tax earnings by $13 million in 1996. The 1995 results included an after-tax charge of $338 million to recognize the write-downs of certain coal assets and provisions for associated liabilities.

Excluding the write-downs and special items, the 1997 earnings were $96 million, or 83 cents per share, compared with 1996 earnings of $151 million, or $1.42 per share, and 1995 earnings of $462 million, or $4.77 per share.

SELECTED RESULTS (In millions except per share data)
                                                 1997       1996      1995
                                               ---------   -------   -------
Revenue                                          $3,346    $2,843    $3,207
Net Income                                       $   69    $   77    $  124
Earnings per Share                                $0.54     $0.62    $ 1.13
NOTE:  SUPPLEMENTAL DATA (In millions)
                                                   1997      1996      1995
                                                 ------    ------    ------
Special Items, Net of Tax                        $  (27)   $  (74)   $ (338)
Net Income Excluding Special Items               $   96    $  151    $  462

The decrease in earnings in 1997, excluding write-downs and special items, was primarily due to $84 million higher net interest expense resulting from less interest being capitalized on development projects that were completed in the first half of 1997, 16 cents per ton lower coal profit margins, and $9 million lower lithium earnings primarily due to lower carbonate prices. Partially offsetting were an increase of 286 million pounds of produced copper sold, 25 cents per pound higher average molybdenum realizations, and 3 cents per pound lower copper cost of sales. Additionally, Amax Gold earnings improved by $6 million due to cash costs dropping by $57 per ounce to $198 per ounce and sales increasing by 458,000 ounces to 721,000 ounces, partially offset by realized prices decreasing by $52 per ounce to $360 per ounce. The decrease in earnings in 1996 from 1995 results, excluding write-downs and special items, reflected 29 cents per pound lower copper realizations, $2.28 per pound lower molybdenum realizations, and 56 cents per ton lower coal realizations.

The 1997 revenue of $3,346 million was 18 percent higher than 1996 revenue of $2,843 million because of $137 million of gains recorded on the settlements of certain coal contracts and higher produced copper, coal, and gold sales, partially offset by lower coal and gold realizations. Revenue in 1996 was 11 percent lower than 1995 revenue of $3,207 million primarily because of lower copper and molybdenum realizations.

SEGMENT RESULTS

Segment operating earnings is earnings before corporate overhead, interest, equity and other, income taxes, and minority interest. This discussion should be read in conjunction with the Consolidated Financial Statements on pages 29 to 32, the information on write-downs and special charges in Note 4 and industry segments in Note 18 to the Consolidated Financial Statements, and the supplemental information on mineral reserves and selected operating statistics.

Following is a summary of the operating earnings by segment with special items and write-downs included and excluded. Special items on a consolidated basis are presented net of tax benefit or provision and are not necessarily infrequent or unusual in the mining industry. Detail of each segment's results are explained in the individual segment sections.

SUMMARY RESULTS (In millions)
                                                                 1997      1996      1995
                                                                ------    ------    ------
Segment Operating Earnings (Loss)
            Copper/Molybdenum                                   $  314    $  151    $  584
            Coal                                                   (15)       90      (308)
            Other                                                    2       (32)      (37)
                                                                ------    ------    ------
Total Segment Operating Earnings                                $  301    $  209    $  239
                                                                ======    ======    ======
NOTE:  SUPPLEMENTAL DATA (In millions)
                                                                 1997      1996      1995
                                                                ------    ------    ------
Segment Operating Earnings (Loss) Excluding Special Items:
            Copper/Molybdenum                                   $  314    $  231    $  584
            Coal                                                    71        90       137
            Other                                                  (17)        4       (37)
                                                                ------    ------    ------
Total Segment Operating Earnings                                $  368    $  325    $  684
                                                                ======    ======    ======

COPPER/MOLYBDENUM

SELECTED COPPER/MOLYBDENUM DATA (In millions)
                                                                  1997      1996      1995
                                                                ------    ------    ------
Revenue                                                         $1,564    $1,331    $1,720

Segment Operating Earnings                                      $  314    $  151    $  584

Total Copper Production, Lbs.                                    1,018       768       687
Total Copper Sales, Lbs.                                         1,143       893       828
Produced Copper Sales, Lbs.                                      1,030       744       723

Total Molybdenum Production, Lbs.                                   63        56        75
Total Molybdenum Sales, Lbs.                                        61        63        68

Average Copper Realization, $/Lb.                               $ 1.04    $ 1.04    $ 1.33
Copper Cost of Sales, $/Lb.                                     $ 0.78    $ 0.81    $ 0.71
Copper Net Cash Costs, $/Lb.                                    $ 0.62    $ 0.71    $ 0.57
Copper Full Mine Costs, $/Lb.                                   $ 0.75    $ 0.80    $ 0.66

Average Molybdenum Realization, $/Lb.                           $ 5.50    $ 5.25    $ 7.53

Copper/Molybdenum reported segment earnings of $314 million for 1997 compared with $151 million in 1996. The 1996 results included an $80 million pre-tax charge primarily for environmental remediation activities at its Miami, Arizona, copper mine for long-term clean-up efforts at Pinal Creek. The charge also included costs to temporarily suspend operations at the Tohono mine near Casa Grande, Arizona, and certain other minor adjustments in the primary molybdenum business. The Copper/Molybdenum segment earnings in 1997 were $83 million higher than in 1996, excluding the special items. The increase was attributed to an increase of 286 million pounds of produced copper sold, 25 cents per pound higher average molybdenum realizations, and 3 cents per pound lower copper cost of sales.

NOTE:  SUPPLEMENTAL DATA (In millions)

                                                           1997     1996     1995
                                                          ------   ------   ------
Special Items                                             $  --    $ (80)   $  --
Segment Operating Earnings Excluding Special Items        $ 314    $ 231    $ 584

Copper realizations in 1997 averaged $1.04 per pound for the year, which were comparable to 1996. Cyprus Amax has price protection programs in place that will ensure a minimum net average realization on an LME basis at December 31, 1997, of 89 cents per pound on 45 percent of total production for 1998. In 1996 Cyprus Amax sold a portion of its 1997 copper price protection contracts, of which 110 million pounds related to the third and fourth quarters of 1997, resulting in $13 million recorded as income in 1997, net of the respective cost amortization. In the fourth quarter of 1997, Cyprus Amax sold 34 million pounds of 1998 copper price protection contracts generating $5 million of proceeds, which will increase copper realizations and income during the periods to which the original contracts were applicable. As of February 19, 1998, Cyprus Amax sold an additional 12 million pounds of 1998 copper price protection contracts generating $2 million of proceeds. Cyprus Amax periodically may elect to buy or sell copper price protection contracts to mitigate the risk of metal price declines on a portion of its future copper sales.

For 1997 net cash costs improved 9 cents per pound compared with 1996, primarily because of lower production costs at Cerro Verde, increased low cost production from El Abra, and lower costs at the Arizona operations.

Cost of sales decreased 3 cents per pound from 1996 to 78 cents per pound for 1997 due to increased lower cost South American sales and lower domestic costs. Copper production totaled 1,018 million pounds for the year, 250 million pounds more than in 1996 due to a 197 million pound increase in production at El Abra, a 16 million pound or 15 percent increase in Cerro Verde's production, and a 37 million pound or 6 percent increase from domestic operations. The production for 1997 is a new total production record for Cyprus Amax and also production records for the Bagdad, Miami, and Cerro Verde mines. Copper rod production of 667 million pounds was also an annual record.

Demand for copper continued to grow for the twelfth consecutive year in 1997; however, strong demand growth estimated at over three percent was exceeded by increased supply. The year-end 1997 combined LME and Comex inventories of 461,000 short tons, although moderate, still rose almost 300,000 tons from the very low year-end 1996 levels. Prices during 1997 dropped from a high of $1.22 per pound in June to a low of 77 cents per pound at year end.

Total Cyprus Amax copper sales in 1997 of 1,143 million pounds were 28 percent higher than the 1996 sales of 893 million pounds. Produced copper sales of 1,030 million pounds for 1997 were 286 million pounds higher than 1996 produced sales of 744 million pounds due primarily to the 250 million pound increase in production.

The Cerro Verde mine in Peru, 82 percent owned by Cyprus Amax, produced 122 million pounds of copper, which is 16 percent above its original expanded annual design capacity of 105 million annual pounds. During 1997 the Company completed its exploration drilling and studies of the Cerro Negro copper oxide deposit, which lies adjacent to the current Cerro Verde leach pad. The estimated mineable reserve of oxide copper contains more than 70 million tonnes of ore at a grade of 0.532 percent copper. When in full production, Cerro Negro is expected to produce 44 million pounds of copper annually. Development of this project has been deferred until copper prices improve.

The El Abra copper mine in Chile, 51 percent owned by Cyprus Amax, achieved commercial production on December 1, 1996. During 1997 El Abra worked through some typical start-up problems with its SX-EW plant and crushers. In December 1997, the El Abra mine announced it had successfully concluded its finance completion tests. Sociedad Contractual Minera El Abra also refinanced its project loans, releasing Cyprus Amax from all but $200 million in loan guarantees. At December 31, 1997, El Abra increased its copper reserves on a 100 percent basis, by approximately 170 million tons. Also during 1997 Cyprus Amax entered into a joint exploration program with Corporacion Nacional del Cobre de Chile (Codelco) on Manto Rojo, an adjoining property to El Abra.

The Tohono mine in Arizona suspended mining operations in July 1997. Copper will continue to be recovered from leaching of previously mined ore. Evaluations of the feasibility of mining the significant copper resource at Tohono are promising, but a decision has not been made to develop the ore body.

Cyprus Amax's marketable copper reserves of approximately 21.8 billion pounds increased slightly from 21.6 billion pounds in 1996 due to the additional El Abra and Cerro Verde reserves, partially offset by 1997 production. Molybdenum reserves of 2.1 billion pounds at December 31, 1997, were comparable to 1996.

In the first quarter of 1997, Cyprus Amax signed an agreement to ultimately acquire an 80 percent interest in the Kansanshi copper project from Zambia Consolidated Copper Mines (ZCCM). Cyprus Amax paid $3 million to ZCCM at closing and incurred $7 million on an extensive exploration drilling program in 1997. Additional exploration totaling $10 million is planned in 1998. A second phase, depending on the results of this exploration program, calls for a $10 million payment to ZCCM and $15 million for further drilling and a feasibility study. Upon determination that a mining project is feasible, Cyprus Amax would make a final payment of $15 million to ZCCM.

In January 1998, Cyprus Amax reached an agreement with the Highlands Pacific Group to acquire up to 75 percent of its 86 percent interest in the Frieda River copper and gold exploration project in Papua New Guinea. Cyprus Amax is committed under the agreement to spend up to $7 million on resource drilling and further engineering studies in 1998 and, if Cyprus Amax elects to proceed to the next stage of exploration and development, up to a total of $32 million to complete the feasibility study.

Primary molybdenum earned $63 million in 1997 compared with $58 million in 1996, excluding special items. Molybdenum sales decreased to 61 million pounds from 63 million pounds in 1996. Production increased to 63 million pounds from 56 million pounds. Realizations in 1997 averaged $5.50 per pound compared with $5.25 per pound in 1996.

During 1997 approximately $18 million was spent on the Henderson 2000 project at the Henderson primary molybdenum mine in Colorado, or approximately 10 percent of estimated total construction costs. The project is to replace the 20-year-old underground and surface rail haulage system with an underground and overland conveyor system and to develop the lowest level of the mine. This project is expected to be completed in 2000. During 1997 Cyprus Amax staged a 3 million pound build up of molybdenum inventories in order to satisfy customer requirements during the transition from rail to conveyor haulage associated with the Henderson 2000 project implementation in 1999.

Molybdenum demand in the Western World in 1997 was near the record levels of 1995, primarily reflecting strong stainless steel applications. Chemical products continue to show demand strength in most areas. Western World demand in 1997 increased an estimated three percent over 1996, met by increases in world molybdenum supply.

Changes in worldwide supply and demand and the related market perceptions can have a major impact on copper and molybdenum prices. Therefore, Copper/Molybdenum segment earnings can be expected to fluctuate. Each 10 cents per pound change in the segment's average annual copper realization or production cost would have resulted in a change in pre-tax income of approximately $100 million at 1997 production and sales levels. Price protection in place for 1998 would partially offset the exposure to significant price decreases. In response to the current copper price environment, the Copper/Molybdenum division is temporarily curtailing some higher cost domestic copper production and reducing capital spending to a sustaining level. As a result, Cyprus Amax expects 1998 copper production of about 950 million pounds with net cash costs of approximately 60 cents per pound. For molybdenum each $1.00 per pound change in average annual molybdenum margin would have resulted in a change in pre-tax income of approximately $60 million at 1997 sales levels. The impact on profits is delayed about three months on approximately 50 percent of Cyprus Amax molybdenum production since the profit on by-product production is recognized when copper inventories are sold.


COAL


SELECTED COAL DATA (In millions)
                                                                 1997      1996     1995
                                                                ------    ------   ------
Revenue                                                         $1,403    $1,284   $1,298
Segment Operating Earnings (Loss)                               $  (15)   $   90   $ (308)

Coal Production, Tons
  -      Consolidated Coal Mines                                  83.4      76.4     75.2
  -      Oakbridge (41% Share)                                     5.0       5.7      5.5

Coal Sales, Tons
  -      Eastern Mines                                            29.3      29.1     29.4
  -      Powder River Basin                                       40.7      35.6     35.7
  -      Western Mines                                            12.0      12.3     12.5
  -      Springvale                                                1.5        .9        -
                                                                ------    ------   ------

         Total Sales                                              83.5      77.9     77.6
  -      Oakbridge (41% Share)                                     5.7       6.2      6.1

Average Realization, $/Ton                                      $14.53    $15.69   $16.25
Average Cost of Sales, $/Ton                                    $13.90    $14.90   $14.73
Average Cash Costs, $/Ton                                       $11.91    $13.03   $12.19
Average Unit Costs, $/Ton                                       $14.00    $15.10   $14.34

Coal reported a segment operating loss of $15 million for the year compared with operating earnings of $90 million in 1996. The 1997 results included pre-tax unfavorable adjustments of $86 million. These adjustments included the sale and assignment of two coal contracts and provisions for mine closure costs and asset write-downs, which resulted in a net pre-tax gain of $17 million in the first quarter of 1997; a favorable settlement of a royalty issue for $5 million pre-tax, a $19 million pre-tax charge for the closure of the Maple Meadow mine, and a $14 million pre-tax gain on the sale of a 15 percent equity interest in Cyprus Plateau Mining Corporation to Mitsubishi Corporation in the third quarter of 1997; and pre-tax charges of $36 million and $5 million for the anticipated closure of the Armstrong Creek and Shoshone mines, respectively, reclamation adjustments of $7 million at Star Point and Chinook, Statement of Financial Accounting Standards No. 121 impairment charges at the West Virginia steam coal properties and Chinook for $34 million and $14 million, respectively, due to updated mine and business plans that reflect the current views on the domestic markets for mid- to high-sulfur coal and updated reserve information, and miscellaneous coal adjustments of $6 million in the fourth quarter of 1997. The 1995 results included a $445 million pre-tax charge for write-downs of certain coal assets and provisions for associated liabilities for the Wabash and Kentucky operations.

NOTE:  SUPPLEMENTAL DATA (In millions)
                                                         1997    1996     1995
                                                        ------   -----   ------
Special Items                                           $ (86)   $  --   $(445)
Segment Operating Earnings Excluding Special Items      $  71    $  90   $ 137

Excluding the special items, Coal segment earnings were $71 million in 1997, $19 million lower than in 1996. The decrease in earnings was attributable to lower earnings in the Powder River Basin due to higher stripping ratios, the termination of an above market priced contract in late 1996, and an increase in tons sold on the spot market; higher costs at the Star Point mine reflecting the winding down of production; lower earnings in Colorado due to more longwall moves and the Union Pacific Railroad problems affecting shipments; partially offset by substantially higher earnings in Pennsylvania due to higher production and productivity and lower costs. During 1997 the Union Pacific Railroad had problems in supplying adequate locomotive power and crews to ship committed sales volumes which lowered Coal's annual shipments and negatively affected Coal's pre-tax earnings by $7 million. The lower operating earnings in 1996 were due to a year-end 1995 contract expiration and renegotiation at Kentucky operations, which negatively affected 1996 earnings by $39 million; adverse weather in the East and Midwest; and poor mining conditions and lower realizations at the Wabash mine.

Coal production, including Cyprus Amax's 41 percent share of Oakbridge, Ltd., of 88 million tons and sales of 89 million tons in 1997 were 6 million tons and 5 million tons higher than the 1996 period, respectively. Thirteen of Cyprus Amax's coal mines set annual production records in 1997.

The 1997 average realization was $14.53 per ton and the average cost of sales was $13.90 per ton. This resulted in a profit margin of 63 cents per ton for the year and a cash margin of $2.62 per ton. This compares with an average realization of $15.69 and an average cost of sales of $14.90, yielding a profit margin of 79 cents per ton and a cash margin of $2.66 per ton for 1996.

In the first quarter of 1997, Cyprus Amax received $70 million as a result of a 1996 agreement in which Central Illinois Public Service Company discontinued coal purchases from the Delta mine in Illinois.

Also in the first quarter of 1997, Amax Coal Company, a subsidiary of Cyprus Amax, entered into an agreement which led to the assignment of a coal supply agreement for its Wabash mine for an undisclosed amount of cash plus future payments. This transaction did not have a significant impact on 1997 earnings. The annual earnings impact of the future cash payments is expected to exceed the mine's 1996 earnings. Under the coal supply agreement, Wabash was committed to supply up to 3.6 million tons of coal annually to PSI Energy, Inc. through the year 2010.

In the third quarter of 1997, Cyprus Amax sold a 15 percent equity interest in Cyprus Plateau Mining Corporation to subsidiaries of Mitsubishi Corporation. Cyprus Plateau operates the new Willow Creek and the existing Star Point mines in Utah. A $14 million pre-tax gain was recorded on the sale. The Willow Creek mine will replace the existing Star Point mine, which is phasing out its mine life.

Longwall start-up at the Willow Creek mine is anticipated in the second quarter of 1998. Approximately $146 million of the mine construction and development capital was committed through 1997, which was higher than expected due to geologic conditions that have increased the cost of underground development and reduced the saleable pre-production coal available as a credit to development costs. The planned life of the Willow Creek mine is at least 20 years. The mine will produce low sulfur, low ash, and high BTU bituminous coal, which will be marketed mainly to power utilities in the United States, Japan, and other Pacific Rim countries.

Growth in demand for U.S. coal is expected to be strong for at least the next five years. The domestic electric power sector, accounting for 85 percent of U.S. demand, is expected to grow at a rate equal to or slightly greater than real gross domestic product. The U.S. coal market is projected to grow by approximately three percent in 1998. U.S. coal production is expected to expand to nearly 1,120 million tons in 1998, according to the Energy Information Administration. The major factors influencing growth are stronger electricity use and little or no growth in nuclear, natural gas, and hydroelectric generation.

The accelerating deregulation of the electric power generation industry has presented new opportunities for innovation. During 1997 Cyprus Amax Coal has implemented alliances with several utilities and formed a business venture called Millennium Fuel Services, LLC, which will offer a full range of products and services to electric generators, including fuel supply, logistics services, contract administration, inventory management, fuel blending, and conversion optimization.

Approximately 95 percent of Cyprus Amax coal is marketed to electric utilities with the vast majority of customers in the United States. During 1997 Cyprus Amax committed to 39 contracts, ranging from one to 11 years, for cumulative tons of approximately 57 million, with annual tonnage of 17 million in 1998. More than 96 percent of 1998 domestic production is committed for sale, with approximately 94 percent to be shipped under contracts with an initial term of at least one year.

Cyprus Amax coal reserves totaled 2.4 billion tons (including Cyprus Amax's 41 percent share of Oakbridge) at December 31, 1997. Domestic reserves of 1.5 billion tons are developed and assigned to operating mines and comprises approximately 79 percent compliance coal, 7 percent low sulfur coal, and the remainder high sulfur coal. The compliance and low sulfur reserves satisfy the less than 2.5 pound sulfur dioxide Phase I (low sulfur) standard of the Clean Air Act, and the developed compliance reserves satisfy the less than 1.2 pound sulfur dioxide Phase II (compliance) standard, which will become effective in 2000. With this large reserve base of compliance and low sulfur coal, in addition to diverse geographical locations, Cyprus Amax believes that it has the resources and market access to be a long-term, competitive coal company.

On February 24, 1998, Cyprus Amax signed a letter of intent to sell selected Appalachian and Midwestern coal properties to AEI Holding Company, Inc. It is expected to be completed during the second quarter of 1998.

During 1997 Oakbridge's production of 5 million tons (Cyprus Amax's 41 percent share) was 1 million tons lower than 1996 production. This decrease was attributable to several of the mines experiencing problematic mining conditions and labor disruptions at the Baal Bone and Clarence mines. During the fourth quarter of 1997, the Clarence mine was written down by $13 million due to its planned closure. Excluding this write-down, Oakbridge, which is reported in Earnings (Loss) on Equity Investments and Other, incurred a loss of $20 million in 1997 compared with income of $7 million in 1996. The decrease in earnings was attributable to the factors mentioned above and weak export coal selling prices resulting in an 18 percent drop in average realizations.

In May 1997, Ban-Pu, a 6.7 percent shareholder in Oakbridge, advised Cyprus Amax's Australian coal subsidiary that it intended to exercise an option entered into in 1994 that required Cyprus Amax to purchase Ban-Pu's shareholding in Oakbridge. The share purchase, which increased Cyprus Amax's ownership interest in Oakbridge to 48 percent, was completed in January 1998 for an investment of approximately $10 million.



OTHER


SELECTED RESULTS (In millions)
                                              1997     1996     1995
                                             -----    -----    -----
Lithium                                      $  21    $  30    $  28
Amax Gold                                        6      (36)     (14)
Exploration                                    (43)     (20)     (33)
Businesses Sold/Non-Operating                   18       (6)     (18)
                                             -----    -----    -----
Segment Operating Earnings (Loss)            $   2    $ (32)   $ (37)
                                             =====    =====    =====

NOTE:  SUPPLEMENTAL DATA  (In millions)
                                              1997     1996     1995
                                             -----    -----    -----
Special Items                                $  19    $ (36)   $  --
                                             =====    =====    =====

Other Minerals, which includes Lithium, Amax Gold, Exploration, and Businesses Sold/Non-Operating, reported combined operating earnings for the year of $2 million compared with a loss of $32 million in 1996. During the second quarter of 1997, Cyprus Amax sold the Kubaka mine to Amax Gold and recorded a gain of $19 million, reflecting the minority interest's share. In the fourth quarter of 1996, Amax Gold wrote down the net asset value of the Guanaco mine in Chile by $36 million. Other Minerals had a combined loss for 1996 of $32 million compared with a loss of $37 million in 1995.

Lithium earned $21 million in 1997, a decrease of $9 million due primarily to lower carbonate prices. In December 1997, Cyprus Amax announced its intention to sell its lithium subsidiary in order to focus on its core businesses. Proceeds from the sale will be used to strengthen Cyprus Amax's financial position.

Amax Gold reported operating earnings in 1997 of $6 million compared with break-even earnings in 1996, excluding the above-mentioned write-down. This increase in earnings resulted from increasing sales by 458,000 ounces to 721,000 ounces, reducing cash costs by $57 per ounce to $198 per ounce, partially offset by a decline in realized prices of $52 per ounce to $360 per ounce. Amax Gold's operating results, excluding the write-down, were break-even for 1996 compared with a $14 million loss for 1995. The improvement resulted from a 10 percent increase in sales volumes, slightly higher realizations, and 9 percent lower unit costs. In the second quarter of 1997, Cyprus Amax increased its ownership in Amax Gold from 52.5 percent to 58.8 percent when it sold its 50 percent interest in the Kubaka gold mine in exchange for 15.4 million shares of Amax Gold Common Stock.

For 1997 Amax Gold produced 730,000 ounces of gold compared with 1996 production of 268,000 ounces and 1995 production of 238,000 ounces. Amax Gold's average realized price was $360 per ounce in 1997, $412 per ounce in 1996, and $406 per ounce in 1995. These realized prices compare with average spot gold prices of $331 per ounce in 1997, $388 per ounce in 1996, and $384 per ounce in 1995. Amax Gold's average realized price exceeded the average spot price in each year due to the positive impact of hedging activities. Amax Gold's average cash operating costs were reduced to $198 per ounce in 1997 from $255 per ounce in 1996 and $313 per ounce in 1995. For 1998 Amax Gold expects gold production to be more than 750,000 ounces with cash costs averaging slightly below $200 per ounce.

Construction of the Fort Knox mine near Fairbanks, Alaska, was essentially completed in early 1997, and commercial production was achieved March 1, 1997. The mine has outperformed original expectations due to higher mill throughput, which resulted in higher than anticipated production and lower cash operating costs of $170 per ounce for 1997. At December 31, 1997, Fort Knox increased its reserves by about 450,000 contained ounces, which more than replaced 1997 Fort Knox production and will lower its depreciation and depletion rate by about $20 per ounce. Commercial production was achieved at the Kubaka mine in Russia as of June 1, 1997. This mine also has performed better than originally expected with cash operating costs of $175 per ounce in 1997. Production at the Refugio mine in Chile has been hampered by the severe weather in mid-1997, which caused the crushing operations to be suspended for nearly three months. Production at Refugio is expected to improve during the first quarter of 1998 as the weather-related problems and other operational inefficiencies are addressed.


On February 9, 1998, Amax Gold announced that it has entered into a merger agreement with Kinross Gold Corporation whereby each share of Amax Gold Common Stock will be converted into 0.8 of a share of Kinross Common Stock. Cyprus Amax will exchange $135 million of cash and indebtedness of Amax Gold at the effective time of the merger for approximately 35 million shares of Kinross Common Stock. The merger is expected to close before the end of June 1998, and Cyprus Amax will own approximately 31 percent of the new Kinross. This merger will result in the deconsolidation of Amax Gold.

Exploration expense of $43 million in 1997 was $23 million higher than in 1996 due to the expenditures on the Kansanshi copper project in Zambia, and the absence of the gains recorded in 1996 for the sale of Cerro Quema, an exploration project in Panama, and certain other small properties. Exploration expense of $20 million in 1996 was $13 million lower than 1995 due to the above-mentioned gains. Exploration expenditures in 1997 primarily funded projects in Africa, Eurasia, Chile, Indonesia, Australia, Canada, the United States, Peru, Central America, and Mexico. In 1998 our exploration program will be focused on copper. We will continue to drill at El Abra and other current operations to add reserves and evaluate sulfide ore potential. Our advanced exploration program will focus on our Zambia project and our Papua New Guinea prospect. See the Copper/Molybdenum segment for discussion of the Zambia copper and the Papua New Guinea copper-gold exploration projects.

Businesses Sold/Non-Operating reported earnings of $18 million in 1997 compared with a loss of $6 million in 1996. The 1997 results included a $19 million gain on the sale of the Kubaka mine to Amax Gold, which reflected the minority interest's share. The 1996 results were $12 million favorable relative to the 1995 results due to the absence of environmental expenses and other adjustments related to the sale of oil and gas assets.

CORPORATE AND OTHER

Corporate expenses of $68 million for 1997 were $11 million higher than in 1996 primarily due to the pre-tax cost of $7 million for the purchase of approximately 70 percent of the Company's $300 million 9 7/8% Notes, higher depreciation, and general inflation. Corporate expenses of $57 million in 1996 were comparable with 1995.

Net interest expense, after capitalized interest and interest income, increased $84 million to $162 million in 1997. Interest expense increased $19 million to $208 million due to increased borrowings for El Abra, Cerro Verde, and higher Amax Gold debt. Capitalized interest decreased $73 million to $10 million due to the completion of construction projects in the first half of 1997. Interest income increased by $8 million to $36 million in 1997 due to higher cash balances. For 1996 net interest expense of $78 million increased $8 million from 1995 due to increased borrowings.

Equity losses of $31 million were $34 million unfavorable compared with 1996. The majority of this decrease related to Oakbridge. See the Coal section for a discussion on Oakbridge's results. Equity earnings of $3 million in 1996 declined $5 million from 1995 primarily due to lower metals prices that affected a 50 percent owned metals recovery operation in Louisiana.

Income tax benefit in 1997, including special items, was $22 million. This included favorable tax adjustments of $38 million resulting from the settlement of certain prior years' tax issues. Income tax expense, including special items, was $11 million for 1996, which included a favorable tax adjustment of $10 million recorded by Amax Gold. Income tax expense was $3 million for 1995, which reflected utilization of investment tax credits.

While general inflation rates have remained steady at about two to three percent over the past three years, inflation has continued to affect costs. Higher costs for compensation and benefits, coupled with inflation of certain supplies and service costs, continue to increase mine operating costs. Most of Cyprus Amax's products are commodities whose price changes do not correlate exactly to inflation. The Company is continuing specific programs, employing capital, and leveraging purchases to more than offset these increases, as well as implementing quality improvement programs to increase productivity and reduce costs. During 1997 Cyprus

Amax continued its company-wide quality and efficiency initiative, Quest 21, that is improving our systems and processes and is expected to further reduce costs.

ENVIRONMENTAL

During 1997 Cyprus Amax spent approximately $108 million for reclamation, remediation, and environmental compliance compared with 1996 environmental expenditures of about $154 million. About $12 million of the total 1997 spending was for capital expenditures, and $55 million of the total spending was charged to reserves. Environmental expenditures in 1998 are expected to remain at approximately the 1997 spending level.

At December 31, 1997, Cyprus Amax had short-term and long-term accruals of approximately $411 million for expected mine closure, reclamation, and environmental remediation liabilities compared with accruals of $424 million at year-end 1996. Significant components of the year-end 1997 accrual include $316 million for future reclamation and for closure of discontinued or previously sold operations and $95 million for environmental remediation at Superfund and other similar sites.

The reserves for future reclamation and closure include $190 million for Coal, $104 million for Copper/Molybdenum, and $22 million for Other. Significant elements of the reclamation and closure reserves include $49 million for combined Eagle Butte and Belle Ayr mines, $40 million for the Climax molybdenum mine, $21 million for the Delta coal mine, and $19 million for Amax Metals Recovery.

Cyprus Amax has been advised by the Environmental Protection Agency ("EPA") and several state environmental agencies that it may be liable under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or similar state laws and regulations ("Superfund") for costs of correcting environmental hazards at a number of sites that have been or are being investigated by the EPA or states. The Company has estimated the cost of reasonably possible outcomes for all sites to range between $65 million and $280 million, of which $95 million is considered probable and has been accrued at December 31, 1997. Certain Superfund-type sites and mine reclamation liabilities are discussed in Note 14 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1997, Cyprus Amax had a ratio of long-term debt to total capitalization of 49 percent, a ratio of current assets to current liabilities of 1.4 to 1.0, and a cash balance of $250 million.

During 1997 $558 million was generated from operating activities, before changes in working capital; $319 million from financings relating to El Abra, Fort Knox, Refugio, Cerro Verde, Kubaka, and Springvale; $145 million from repayment of the El Abra subordinated debt; and $154 million from the proceeds of asset sales reflecting the settlement of two coal contracts and the 15 percent interest in Cyprus Plateau to Mitsubishi. Those sources of funds were sufficient to finance cash requirements for capital expenditures of $391 million, net interest payments of $136 million, dividend payments of $92 million, $232 million for the purchase of 70 percent of the $300 million 9 7/8% Notes, $200 million repayments on the $350 million term loan, $76 million repayment on Amax Gold's debt, and $28 million of payments on capitalized leases.

In April 1997, Cyprus Amax closed on a long-term $110 million project financing for its Cerro Verde copper mine. Proceeds from the financing were used to repay existing short-term debt that was guaranteed by Cyprus Amax. The term of the financing is eight years.

In May 1997, Amax Gold completed a $71 million tax-exempt industrial revenue bond financing for the solid waste disposal facility at the Fort Knox mine. Proceeds were used to repay amounts borrowed under the Cyprus Amax demand loan facility. The revenue bond is a bullet loan due in 2009, backed by a letter of credit guaranteed by Cyprus Amax.

In June 1997, Cyprus Amax announced a fixed-spread tender offer to purchase all of the Company's $300 million 9 7/8% Notes due June 13, 2001. A total of approximately 70 percent, or $209 million, of the Notes were tendered. Cyprus Amax paid an aggregate of approximately $232 million (excluding accrued interest) for the tendered Notes. This resulted in an after-tax charge of $5 million, which was recorded in the second quarter of 1997.

In November 1997, Cyprus Amax and Codelco, the national copper company of Chile, refinanced the $1 billion in project loans for the El Abra copper mine. In addition, El Abra cash balances were used to reduce the total debt by $50 million and pay approximately $70 million of accrued interest. The refinancing has a 9.5-year term, less restrictive covenants, and 1.3 percent lower average interest rates for an initial annual interest cost savings of about $15 million for El Abra. Cyprus Amax received $300 million in principal plus $70 million in accrued interest as a result of the refinancing of subordinated debt that the Company contributed to the copper project's original construction financing in the summer of 1995. Cyprus Amax will continue a back-stop guarantee on $200 million of El Abra's $1 billion of senior debt.

In December 1997, Cyprus Amax elected to prepay $200 million on the five-year $350 million term loan. This will reduce interest expense by approximately $13 million annually.

During December 1997, Amax Gold refinanced its $34 million portion of the Refugio gold loan with approximately $28 million borrowed under a new $40 million credit facility. This is a bullet loan due in 2002, guaranteed by Cyprus Amax. The decline in gold prices since the gold was borrowed in early 1995 resulted in a pre-tax gain of approximately $6 million, which will be amortized, net of approximately $2 million in deferred financing costs, over the four remaining years of the original loan life. Amax Gold also received repayment of $10 million previously lent to the other 50 percent owner of Refugio. These amounts were used for debt service and to fund working capital requirements for the Kubaka mine.

During 1996 Cyprus Amax provided Amax Gold with a demand loan facility to fund additional costs at the Fort Knox project and for general corporate purposes, with such funding to be provided at the discretion of Cyprus Amax. At December 31, 1997, the outstanding loan balance from Amax Gold was $73 million and the remaining amount available was $70 million. Additionally, Cyprus Amax has guaranteed Amax Gold's Fort Knox, Kubaka, and Refugio loans and a letter of credit backing its industrial revenue bond debt. Cyprus Amax receives certain fees for providing this support and holds security interests in certain Amax Gold assets.

In August 1997, Cyprus Amax amended and restated its $1 billion revolving credit agreement to extend its term until 2002 and to lower the facility fee and borrowing rates. At December 31, 1997, the Company had not drawn against this facility.

Non-cash working capital decreased to $47 million during 1997 from $111 million in 1996. Short-term debt and the current portion of long-term debt increased by $120 million, primarily due to a $29 million increase in Cerro Verde's short-term borrowings, a $42 million increase in Amax Gold's current portion of long-term debt due to scheduled repayments on Fort Knox and Kubaka in 1998, and a $54 million increase at El Abra due to 1998 scheduled debt repayments. Income taxes payable decreased $46 million due to the favorable settlement of income tax examinations and asset write-downs. Inventories increased $31 million primarily due to increased coal production and the impact on shipments from the Union Pacific Railroad problems, a build-up in molybdenum inventories due to the Henderson 2000 project, and a materials and supplies inventory build-up primarily at Kubaka and El Abra, partially offset by lower copper inventories due to lower copper production costs and produced copper sales exceeding production. Accounts and notes receivable decreased $15 million primarily due to lower copper, gold, and coal realizations.

Cash capital expenditures in 1997, excluding capitalized interest, were $391 million, which is a significant drop from 1996's capital expenditures of $856 million due to the completion of our major development projects. Copper/Molybdenum capital expenditures of $159 million included $18 million for initial Henderson 2000 project expenditures at the Henderson molybdenum mine, which will replace ore trains with conveyors, and the remainder primarily for sustaining and replacement capital and capitalized stripping.

Coal cash capital expenditures of $138 million included $78 million for development of the Willow Creek mine in Utah and the remainder for sustaining and replacement capital. Other Minerals cash capital expenditures included Amax Gold's expenditures of $31 million primarily for the Fort Knox and Kubaka projects and $26 million for the development of the Kubaka mine prior to the sale to Amax Gold, $22 million for the enhancement and upgrades of computer systems, and $15 million for Lithium.

Capital spending in 1998 is planned to decrease to approximately $275 million. Copper/Molybdenum capital expenditures are estimated at $155 million with approximately $49 million for the Henderson 2000 project, $6 million at Cerro Verde for a crushing system expansion, $17 million at Miami on the acid plant and initial stages of construction of a new leach pad, and the remainder is for sustaining and replacement capital and capitalized stripping. Coal expects to spend approximately $95 million in 1998, including $22 million for the continued development of the Willow Creek mine and $40 million at Emerald for the infrastructure required to access the Northeast reserves. Amax Gold's capital expenditures are estimated at $15 million for sustaining and replacement capital.

During 1998 Cyprus Amax expects to be able to provide sufficient funds for general corporate purposes, capital expenditures, and acquisitions through internally generated funds, sales of selected assets, and existing or new borrowings. Cyprus Amax paid regular dividends of $0.80 per common share and $4.00 per preferred share during 1997.

For the year ended December 31, 1997, Cyprus Amax adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share (EPS). SFAS No. 128 replaced the presentation of primary EPS with a presentation of basic EPS.
Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Cyprus Amax's basic earnings per share is the same as primary earnings per share as if presented under Accounting Principles Board Opinion No. 15 "Earnings Per Share."

YEAR 2000 CONVERSION

Cyprus Amax has created and staffed a Year 2000 Program Management Office to oversee and coordinate Year 2000 conversion for the Company. Year 2000 data processing has potential implication to Cyprus Amax's business applications and automated mine operations, such as process controllers and other electronic measuring devices. Cyprus Amax has initiated involvement from site, division, and corporate personnel to investigate and address Year 2000 compliance, and projects are underway to timely identify, evaluate, and implement Year 2000 compliance solutions. Cyprus Amax is also communicating with customers, manufacturers, suppliers, financial institutions, and others with whom it does business to coordinate Year 2000 compliance. The total cost of Year 2000 projects is estimated to range from $23 million to $29 million, which will be expensed as incurred. All critical applications are expected to be compliant by the end of 1999.

CAUTIONARY "SAFE HARBOR" STATEMENT UNDER THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

With the exception of historical matters, the matters discussed in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Such forward-looking statements include statements regarding projections of mineral production levels, cash operating costs, capital expenditure levels, certain significant cost and expenses, price protection programs, percentage increases and decreases in production from the Company's operations, schedules for completion of feasibility studies and initial feasibility studies, potential increases in reserves and production, the timing and scope of future drilling and other exploration activities, expectations regarding receipt of permits and commencement of mining or production, anticipated recovery rates, and potential acquisitions or increases in property interests. Factors that could cause actual results to differ materially include changes in relevant mineral prices, mineral supply contract renegotiations, the presence or absence of price protection programs, unanticipated ore grade, geological, hydrological, metallurgical, processing, access, transportation activities, results of pending and future feasibility studies, operating and development project risks, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign and domestic operations, joint venture relationships, competitive conditions, availability of materials and equipment, the timing and receipt of governmental permits, changes in laws or regulations or their interpretation and application, force majeure events, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, adverse weather, labor relations, delays in start-up dates, environmental costs and risks, the outcome of acquisition or disposition negotiations, and general domestic and international economic and political conditions, as well as other factors described herein or in the Company's filings with the U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to predict or control. Readers are cautioned not to put undue reliance on forward-looking statements.

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31
(In millions except per share data)                      1997      1996      1995
                                                        ------    ------    ------
REVENUE                                                 $3,346    $2,843    $3,207
                                                        ------    ------    ------
COSTS AND EXPENSES
    Cost of Sales                                        2,257     2,074     2,108
    Selling and Administrative Expenses                    128       128       143
    Depreciation, Depletion, and Amortization              444       339       296
    Write-Downs and Special Charges                        241       116       445
    Exploration Expense                                     43        34        33
                                                        ------    ------    ------
TOTAL COSTS AND EXPENSES                                 3,113     2,691     3,025
                                                        ------    ------    ------

INCOME FROM OPERATIONS                                     233       152       182

OTHER INCOME (EXPENSE)
    Interest Income                                         36        28        24
    Interest Expense                                      (208)     (189)     (137)
    Capitalized Interest                                    10        83        43
    Earnings (Loss) on Equity Investments and Other        (31)        3         8
                                                        ------    ------    ------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST            40        77       120
    Income Tax Benefit (Provision)                          22       (11)       (3)
    Minority Interest                                        7        11         7
                                                        ------    ------    ------
NET INCOME                                                  69        77       124
    Preferred Stock Dividends                              (19)      (19)      (19)
                                                        ------    ------    ------
INCOME APPLICABLE TO COMMON SHARES                      $   50    $   58    $  105
                                                        ======    ======    ======

EARNINGS PER COMMON SHARE
    Basic and Diluted/(1)/                              $ 0.54    $ 0.62    $ 1.13

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
    Basic                                                   93        93        93
    Diluted                                                103       103       103

/(1)/ Diluted earnings per share were anti-dilutive in 1997, 1996, and 1995.

The accompanying notes are an integral part of these statements.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

At December 31 (In millions except share amounts)                        1997      1996
                                                                       -------   -------
ASSETS
CURRENT ASSETS
   Cash and Cash Equivalents                                            $  250    $  193
   Accounts and Notes Receivable, Net                                      201       216
   Inventories                                                             526       495
   Prepaid Expenses                                                        147       145
   Deferred Income Taxes                                                     8         -
                                                                       -------   -------
      Total Current Assets                                               1,132     1,049
                                                                       -------   -------
PROPERTIES - At Cost, Net                                                4,978     5,226
OTHER ASSETS                                                               349       511
                                                                       -------   -------
TOTAL ASSETS                                                            $6,459    $6,786
                                                                       =======   =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Short-Term Debt                                                      $   55    $   36
   Current Portion of Long-Term Debt                                       180        79
   Accounts Payable                                                        139       142
   Accrued Payroll and Benefits                                            100        94
   Accrued Royalties and Interest                                           50        41
   Accrued Closure, Reclamation, and Environmental                          59        61
   Other Accrued Liabilities                                               143       143
   Taxes Payable Other Than Income Taxes                                    67        61
   Income Taxes Payable                                                     23        69
   Dividends Payable                                                        19        19
                                                                       -------   -------
      Total Current Liabilities                                            835       745
                                                                       -------   -------
NONCURRENT LIABILITIES AND DEFERRED CREDITS
   Long-Term Debt                                                        2,089     2,415
   Capital Lease Obligations                                               113       139
   Deferred Employee and Retiree Benefits                                  407       412
   Deferred Closure, Reclamation, and Environmental                        352       363
   Deferred Income Taxes                                                    57        44
   Other                                                                   117       151
                                                                       -------   -------
      Total Noncurrent Liabilities and Deferred Credits                  3,135     3,524
                                                                       -------   -------
COMMITMENTS AND CONTINGENCIES (NOTES 14 AND 16)                             -         -
MINORITY INTEREST                                                          159       157
                                                                        ------    ------
SHAREHOLDERS' EQUITY
   Preferred Stock, $1 Par Value, 20,000,000 Shares Authorized:
     $4.00 Series A Convertible Stock, $50 Stated Value,
     4,664,302 Shares Issued in 1997 and 1996                                5         5
   Common Stock, Without Par Value, 150,000,000 Shares Authorized,
     96,031,038 Shares Issued in 1997 and 96,031,139 in 1996                 1         1
   Paid-In Surplus                                                       2,947     2,952
   Accumulated Deficit                                                    (504)     (481)
      Other                                                                 (8)        5
                                                                        ------   -------
                                                                         2,441     2,482
   Treasury Stock at Cost, 2,548,867 Shares in 1997 and
      2,788,535 Shares in 1996                                             (58)      (64)
   Loan to Savings Plan                                                    (53)      (58)
                                                                        ------   -------
      Total Shareholders' Equity                                         2,330     2,360
                                                                        ------   -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              $6,459    $6,786
                                                                        ======   =======

The accompanying notes are an integral part of these statements.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31 (In millions)                                   1997     1996       1995
                                                                       -----    -----      -----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                                           $  69    $  77      $ 124
  Adjustments to Reconcile Net Income to Net
      Cash Provided by Operating Activities:
        Depreciation, Depletion, and Amortization                        444      339        296
        Write-Downs and Special Charges                                  241      116        445
        Deferred Income Taxes                                             (8)      13        (67)
        Gain on Sales of Assets                                         (166)     (41)       (13)
        Issuance of Stock for Employee Benefits                            6        6          6
        Other, Net                                                        62       13         27
  Changes in Assets and Liabilities Net of Effects from
      Businesses Acquired/Sold:
        (Increase) Decrease in Receivables                               (15)     146         24
        (Increase) Decrease in Inventories                               (36)     (61)         8
        Increase in Prepaid Expenses                                      (1)     (25)       (28)
        Decrease in Current Liabilities                                  (25)     (17)       (26)
        Decrease (Increase) in Other Assets                               14       (1)       (15)
        Decrease in Other Liabilities                                   (104)    (125)      (106)
                                                                       -----    -----      -----
NET CASH PROVIDED BY OPERATING ACTIVITIES                                481      440        675
                                                                       -----    -----      -----
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital Expenditures                                                  (391)    (856)      (929)
  Payments for Businesses Purchased                                        -      (70)         -
  Capitalized Interest                                                   (10)     (83)       (43)
  Advances from (to) and Investments in Affiliates                       155      (12)      (145)
  Collections on Notes Receivable                                          7        -          -
  Proceeds from Sales of Assets                                          154       63         77
  Cash Effect of Consolidating Amax Gold Inc.                              -        -         37
                                                                       -----    -----      -----
NET CASH USED FOR INVESTING ACTIVITIES                                   (85)    (958)    (1,003)
                                                                       -----    -----      -----
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from Sale-Leaseback                                             -       24          -
  Net Proceeds from Issuance of Long-Term Debt                           681      722        770
  Payments on Long-Term Debt                                            (911)     (14)      (118)
  Net Borrowings on Short-Term Debt                                       91      526        125
  Payments on Short-Term Debt                                            (74)    (596)       (29)
  Production Payments                                                      -      (25)      (258)
  Payments on Capital Lease Obligations                                  (28)     (18)       (13)
  Proceeds from Issuance of Stock for Employee Benefits                    1        1          3
  Dividends Paid                                                         (92)     (93)       (92)
  Dividends to Minority Interests                                         (7)      (7)        (8)
                                                                       -----    -----      -----
NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES                    (339)     520        380
                                                                       -----    -----      -----
NET INCREASE IN CASH AND CASH EQUIVALENTS                                 57        2         52
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                           193      191        139
                                                                       -----    -----      -----
CASH AND CASH EQUIVALENTS AT END OF YEAR                               $ 250    $ 193      $ 191
                                                                       =====    =====      =====

The accompanying notes are an integral part of these statements.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                            Preferred Stock          Common Stock
                          --------------------   --------------------                                                  Loan to
                            Shares               Net Shares             Paid-In    Accumulated             Treasury    Savings
(In millions)             Outstanding  Amount    Outstanding   Amount   Surplus      Deficit      Other      Stock       Plan
                          -----------  ------    -----------   ------   --------   ------------   ------   --------    -------
December 31, 1994                   5      $5             92       $1     $2,961          $(496)    $  7       $(80)      $(69)
Net Income                                                                                  124
Dividends
   Preferred Stock,
     Series A                                                                               (19)
   Common Stock                                                                             (74)
Common Stock Issued for
   Employee Benefit Plans
   and Exercise of Stock
   Options                                                 1                  (5)                                10          5
Unrealized Gain on Securities
   Available for Sale                                                                                 (3)
Foreign Currency Translation
   Adjustment                                                                                         (2)
                           ----------  ------    -----------   ------   --------   ------------   ------   --------     ------
December 31, 1995                   5       5             93        1      2,956           (465)       2        (70)       (64)
Net Income                                                                                   77
Dividends
   Preferred Stock,
     Series A                                                                               (19)
   Common Stock                                                                             (74)
Common Stock Issued for
   Employee Benefit Plans
   and Exercise of Stock
   Options                                                                    (4)                                 6          6
Unrealized Loss on Securities
   Available for Sale                                                                                  1
Foreign Currency Translation
   Adjustment                                                                                          2
                           ----------  ------    -----------   ------   --------   ------------   ------   ---------    ------
DECEMBER 31, 1996                   5       5             93        1      2,952           (481)       5        (64)       (58)
Net Income                                                                                   69
Dividends
   Preferred Stock,
     Series A                                                                               (19)
   Common Stock                                                                             (73)
Common Stock Issued for
   Employee Benefit Plans
   and Exercise of Stock
   Options                                                                    (5)                                 6          5
Foreign Currency Translation
   Adjustment                                                                                        (13)
                           ----------  ------    -----------   ------   --------   ------------   ------   --------     ------
December 31, 1997                   5      $5             93       $1     $2,947          $(504)    $ (8)      $(58)      $(53)
                           ==========  ======    ===========   ======   ========   ============   ======   ========     ======

The accompanying notes are an integral part of these statements.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  NATURE OF OPERATIONS

Cyprus Amax Minerals Company (Cyprus Amax or the Company) is a diversified mining company engaged, directly or through its subsidiaries and affiliates, in the exploration for and extraction, processing, and marketing of mineral resources. Cyprus Amax operates in three principal industry segments:
Copper/Molybdenum, Coal, and Other (which includes Lithium, Amax Gold, and Exploration).

The Copper/Molybdenum segment explores for, mines, processes, and markets copper and molybdenum primarily in the Americas, Europe, Africa, and Indonesia. The Company operates three major copper mines in Arizona, one in Chile, one in Peru, and one primary molybdenum mine in Colorado. Additionally, the Company operates two copper rod plants, a copper smelter, and a refinery in the United States. The Company also processes molybdenum concentrates at its conversion plants in the United States and Europe into such products as technical grade molybdic oxide, ferromolybdenum, pure molybdic oxide, and other molybdenum chemicals.
The El Abra copper mine in Chile, 51 percent owned by Cyprus Amax, achieved commercial production on December 1, 1996. Cyprus Amax's share of the mine's annual production capacity is approximately 250 million pounds. The South American mines are expected to account for 40 percent of the total 1998 production of approximately 950 million pounds. Substantially all of Cyprus Amax's copper metal production is committed under sales agreements with metal fabricators at prices which fluctuate with commodity exchange quotations, and approximately 12 percent of copper/molybdenum sales were for export markets.
The Company does not believe that the loss of any one customer would have a material adverse effect on the results of Cyprus Amax, and since copper/molybdenum are internationally traded, the sales should be readily replaced. From time to time the Company uses various price protection programs to ameliorate the adverse effect of low prices for its copper production.

The Coal segment mines, cleans, markets, and sells coal to electric utilities and industrial users. The majority of the Company's coal is produced in the United States and sold to domestic electric utilities under term contracts, with an initial term of at least one year. Coal is typically sold under term contracts at fixed prices subject to escalation, de-escalation, and renegotiation. As Cyprus Amax increases its coal production, an increasing amount will be sold in spot markets or under shorter term contracts. Loss of any one customer would not have a material adverse effect on the results of Cyprus Amax. The Coal segment has 20 domestic operating mines of which 11 are governed by union contracts. Union representation accounts for approximately 51 percent of Coal's employees and 32 percent of domestic production. The contract with the United Mine Workers of America, which covers all the union coal sites except Kentucky and Sycamore, expires in August of 1998.

The Lithium division is a major producer of lithium with production facilities in the United States and Chile. Lithium and lithium compounds are sold worldwide to such diverse businesses as aluminum smelting, ceramics, lubricants, specialty glass, synthetic rubber, plastics, batteries, alloys, and pharmaceuticals. The various lithium products are sold under a combination of long- and short-term contracts, with approximately 24 percent of United States produced lithium sold in foreign markets. Loss of any one customer would not have a material adverse effect on the results of Cyprus Amax. In December 1997, Cyprus Amax announced its intention to sell its lithium subsidiary.

Cyprus Amax owns 58.8 percent of Amax Gold Inc. (Amax Gold or AGI) which is engaged in the mining and processing of gold and silver ore and in the exploration for, and acquisition and development of, gold-bearing properties, principally in the Americas, Russia, Australia, and Africa. Construction of the Fort Knox mine in Alaska was completed in early 1997, and the mine achieved commercial production on March 1, 1997. In the second quarter of 1997, Cyprus Amax completed the sale of its 50 percent ownership interest in the Kubaka gold mine in Russia to Amax Gold for

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


common stock, increasing Cyprus Amax's ownership interest to 58.8 percent. Commercial production was achieved at the Kubaka mine on June 1, 1997. Amax Gold's 1998 production is expected to be approximately 750,000 ounces of which 53 percent is from domestic mines, 30 percent from Russia, and 17 percent from South America. Amax Gold sells all of its refined gold to banks and other bullion dealers, utilizing a variety of hedging programs, and the majority of its 1997 sales were to Europe. The profitability of Amax Gold's operations is significantly affected by the market price of gold, which historically has fluctuated widely and is affected by numerous factors. On February 9, 1998, Amax Gold announced that it has entered into a merger agreement with Kinross Gold Corporation whereby each share of Amax Gold Common Stock will be converted into
0.8 of a share of Kinross Common Stock. Cyprus Amax will exchange $135 million of cash and indebtedness of Amax Gold at the effective time of the merger for approximately 35 million shares of Kinross Common Stock. The merger is expected to close before the end of June 1998, and Cyprus Amax will own approximately 31 percent of the new Kinross. This merger will result in the deconsolidation of Amax Gold.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The financial statements include the accounts of Cyprus Amax Minerals Company and related entities which it controls. Investments in companies over which the Company can exercise significant influence, but not control, are accounted for using the equity method. Investments in joint ventures are accounted for using proportionate consolidation, consistent with accepted mining industry practice.

EARNINGS PER SHARE (EPS) - For the year ended December 31, 1997, Cyprus Amax adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." SFAS No. 128 replaced the presentation of primary EPS with a presentation of basic EPS. Basic earnings per common share are determined by dividing net income as reduced by preferred stock dividends by the weighted average number of common shares outstanding during the year. Cyprus Amax's basic earnings per share is the same as primary earnings per share as if presented under Accounting Principles Board (APB) Opinion No. 15, "Earnings Per Share." Diluted earnings per share are determined by dividing net income by the weighted average number of common shares and common stock equivalents outstanding plus shares which would be issued upon conversion of the preferred stock. At December 31, 1997, 1996, and 1995, Cyprus Amax had Series A Convertible Preferred Stock outstanding that could be converted into approximately 10 million shares of Common Stock.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Overdrafts representing outstanding checks in excess of funds on deposit are classified as accounts payable.

ACCOUNTS RECEIVABLE - Cyprus Amax entered into an agreement in November 1996 to sell coal, copper, and molybdenum receivables on an ongoing basis. Cyprus Amax's accounts and notes receivable at December 31, 1997 and 1996, were net of $150 million of receivables sold.

INVENTORIES - Inventories are carried at the lower of current market value or cost. Coal and Gold product inventories and materials and supplies inventories are generally valued on the basis of average costs. Molybdenum inventories are computed on the last-in, first-out (LIFO) method. The costs of all other product inventories are determined on the first-in, first-out (FIFO) method.

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

IMPAIRMENT OF LONG-LIVED ASSETS - Cyprus Amax follows SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 prescribes that an impairment loss is recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset. Impairment is recorded based on an estimate of future discounted cash flows.

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

Deferred income taxes have not been provided on the Company's share of undistributed earnings of certain foreign subsidiaries and unconsolidated affiliates because the Company considers those earnings to be reinvested indefinitely. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of those earnings. On remittance, certain countries impose withholding taxes that, subject to certain limitations, would generate tax credits that could substantially reduce any U.S. tax.

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

HEDGING PROGRAMS AND DERIVATIVE CONTRACTS - The Company's use of derivative financial instruments is principally limited to management of interest rate and commodity price risks. The Company may use price protection programs to reduce or eliminate the risk of metal price declines on a portion of its future copper or gold sales. Premiums paid are amortized during the period in which the options are exercisable. Gains and losses on such transactions are matched to product sales and charged or credited to sales revenue when that product is sold. Gains and losses on derivative contracts that do not qualify as hedges are recognized currently.

The Company may enter into interest rate swap agreements or options to limit the effect of increases in interest rates on floating debt or to take advantage of lower rates on fixed debt. The differences to be paid or received on these agreements are included in interest expense as incurred.

               CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


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

USE OF ESTIMATES - The preparation of Cyprus Amax's consolidated financial statements in conformity with generally accepted accounting principles requires Cyprus Amax's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates relate to mineral reserves; reclamation and environmental obligations; postemployment, postretirement, and other employee benefit liabilities; valuation allowances for deferred tax assets; fair value of financial instruments; future cash flows associated with assets; and useful lives for depreciation, depletion, and amortization. Actual results could differ from those estimated.

NOTE 3:  BUSINESS ACQUISITIONS AND DISPOSITIONS

On September 30, 1997, Cyprus Amax sold a 15 percent interest in its wholly-owned subsidiary, Cyprus Plateau Mining Corporation, to Mitsubishi Corporation for cash proceeds of $29 million.

On September 30, 1997, Cyprus Amax sold its wholly-owned subsidiary, Cyprus Mineral Park Corporation, and the copper ore body at the Cyprus Tonopah Mining Corporation to Equatorial Mining N.L.

In the second quarter of 1997, Cyprus Amax sold its 50 percent interest in the Kubaka gold mine in eastern Russia to Amax Gold. Under terms of the transactions, Cyprus Amax received 15.4 million shares of Amax Gold Common Stock.

On February 13, 1996, Cyprus Amax acquired a 50 percent interest in the Springvale underground coal mine in New South Wales, Australia, at a cost of approximately $70 million.

On October 31, 1995, Cyprus Amax sold substantially all of the assets of the Climax Specialty Metals Division of Climax Performance Materials Corporation to CSM Industries, Inc.

               CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 4:  WRITE-DOWN OF ASSETS AND SPECIAL CHARGES

Write-Downs and Special Charges reported on the Consolidated Statement of Operations consist of the following:

In the first quarter of 1997, a $101 million pre-tax charge was recorded to write down the asset basis and to provide for employee separation and mine closure costs at the Wabash and Delta mines due to the sale and assignment of two coal contracts. In addition, a $10 million pre-tax charge was recorded at the Star Point mine in Utah primarily to write down equipment and to accrue for potential closure costs, and $6 million of pre-tax charges were recorded for the write-down of other coal assets.

In the third quarter of 1997, a $17 million pre-tax charge was recorded for the closure of the Maple Meadow mine in West Virginia in the fourth quarter of 1997 and an adjustment to mine closure costs for the Ayrshire mine in Indiana.

In the fourth quarter of 1997, a $102 million pre-tax charge was recorded. This included $36 million and $5 million pre-tax charges for the anticipated closure of the Armstrong Creek and Shoshone mines, respectively, reclamation adjustments of $7 million at the Star Point and Chinook mines, and miscellaneous coal asset adjustments of $6 million. Additionally, SFAS No. 121 impairment pre-tax charges of $34 million and $14 million were recorded at the West Virginia steam coal properties and the Chinook mine, respectively, due to updated mine and business plans that reflect the current views on the domestic markets for mid- to high-sulfur coal and updated reserve information.

In the fourth quarter of 1996, an $80 million pre-tax charge was recorded primarily for environmental remediation activities, principally at the Miami, Arizona, copper mine, costs to temporarily close the Tohono mine near Casa Grande, Arizona, and adjustments in the primary molybdenum business.

In addition, during the fourth quarter of 1996, a $36 million pre-tax charge was recorded by Amax Gold to write down the net assets of the Guanaco gold mine in Chile as a result of a detailed study of the continuity of ore, costs, and production rates.

In the third quarter of 1995, a $445 million pre-tax charge was recorded to write down certain coal assets and to provide for associated liabilities. In 1995 Amax Coal signed a new coal contract with PSI Energy, Inc. that settled arbitration matters and called for a reduction in price with a move toward market price by the year 2000. The new contract provided an eight-year extension of the term. This resulted in a pre-tax write-down of the carrying value of the Wabash mine's assets of $310 million. Additionally, the coal market outlook for Mountain Coals operations in eastern Kentucky reflected weak demand and lower prices and the expiration of long-term contracts in 1995 and 1998. This prompted adoption of a revised mine plan in 1995 to reduce costs. Coal reserves were reduced and the Company wrote down its Kentucky operations by $135 million pre-tax.

               CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 5: INVENTORIES

Inventories detailed by component and industry segment are summarized below:


At December 31 (In millions)                1997    1996
                                            -----   -----
Component
  Ores, Concentrates, and Other
   In-Process Inventories                  $ 234   $ 237
  Finished Goods                             178     161
  Materials and Supplies                     114      97
                                           -----   -----
                                           $ 526   $ 495
                                           =====   =====

Industry Segment
  Copper/Molybdenum                        $ 310   $ 321
  Coal                                       128     112
  Other                                       88      62
                                           -----   -----
                                           $ 526   $ 495
                                           =====   =====

The excess of estimated replacement cost over the LIFO basis was $43 million at December 31, 1997, and $36 million at December 31, 1996.

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 6:  PROPERTIES

At December 31 (In millions)                                      1997       1996
                                                                --------   --------
Copper/Molybdenum                                               $ 3,523    $ 3,432
Coal                                                              3,241      3,134
Other                                                             1,406      1,347
                                                                -------    -------
                                                                  8,170      7,913
Less:  Accumulated Depreciation, Depletion,
  Amortization, and Write-downs                                  (3,192)    (2,687)
                                                                -------    -------
Net Properties                                                  $ 4,978    $ 5,226
                                                                =======    =======
Net Properties consists of the following:
  Property, Plant, and Equipment                                $ 2,688    $ 2,858
  Reserves/Mineral Rights and Sales Contracts                     2,290      2,368
                                                                -------    -------
Net Properties                                                  $ 4,978    $ 5,226
                                                                =======    =======

NOTE 7:  DEBT

At December 31 (In millions)                                     1997       1996
                                                                -------    -------
10 1/8% Notes, Due 2002                                         $   150    $   150
9 7/8% Notes, Due 2001                                               91        300
8 3/8% Debentures, Due 2023                                         150        150
7 3/8% Notes, Due 2007                                              250        250
6 5/8% Notes, Due 2005                                              250        250
Cyprus Amax Term Loan Facility, 6.1% for 1997,
  Due 2001                                                          150        350
Capital Lease Obligations,
  Interest Rates Range from 7.3% to 8.4%,
  Due from 1997 through 2005                                        145        173
El Abra Project Financing, 7.1% for 1997, Due from 1998
  through 2007                                                      510        383
Fort Knox Financing, 6.4% for 1997, Due from 1997
  through 2001                                                      222        250
Refugio Project Financing, 5.4% for 1997                              -         38
Amax Gold Corporate Financing, 7.0% for 1997, Due 2002               40          -
Kubaka Project Financing, 10.6% for 1997, Due from 1997
  through 2001                                                       73         50
Cerro Verde Project Financing, 9.3% for 1997, Due 2005              106         80
Springvale Financing, 6.0% for 1997, Due from 1998
  through 2006                                                       97         88
Fort Knox Industrial Revenue Bond, 4.5% for 1997, Due 2009           71          -
Other                                                                72         93
                                                                -------    -------
                                                                  2,377      2,605
Add: Unamortized Net Premium                                          5         28
                                                                -------    -------
                                                                  2,382      2,633
Less: Current Portion                                              (180)       (79)
                                                                -------    -------
  Long-Term Debt and Capital Lease Obligations                  $ 2,202    $ 2,554
                                                                =======    =======

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Scheduled debt maturities (in millions), excluding capital lease obligations, as of December 31, 1997, for the next five years are $148, $144, $150, $397, and $295 for 1998, 1999, 2000, 2001, and 2002, respectively.

In March 1996, Amax Gold renegotiated the $250 million Fort Knox loan agreement due to projected higher capital costs to complete the mine. Repayments began in 1997, and the final payment is in December 2001. As of December 31, 1997, $23 million in gold and $199 million in U.S. dollars remained outstanding. The loan is collateralized by the assets and production of the Fort Knox and Hayden Hill properties and the stock of the subsidiaries owning the Guanaco and Sleeper properties. The loan agreement places restrictions on proceeds of future equity offerings and borrowings, restricts dividends, and requires certain net worth and cash flow ratios to be maintained. In addition, Amax Gold is required to maintain gold reserve minimums and to hedge a portion of future production in order to obtain specified cash flows. Cyprus Amax has guaranteed the loan until economic completion of the Fort Knox mine.

In June 1996, the Company obtained $70 million Australian ($55 million U.S. dollars) to finance the purchase of 50 percent of the Springvale coal mine in Australia. The debt is payable from December 1998 through June 2006. In March 1996, the Company finalized a loan agreement for $61 million Australian of which $56 million Australian ($42 million U.S. dollars) was outstanding as of December 31, 1997. The debt does not have a defined term for repayment, but will be repaid with available cash. The weighted average interest rate on both loans was 6.0 percent during 1997.

In December 1996, the Company finalized a $350 million Term Loan Agreement to be used for general corporate purposes. The Company elected to prepay $200 million of the term loan in December 1997. The weighted average interest rate on this debt was 6.1 percent for 1997. The remaining debt is payable in December 2001.

In January 1997, an additional $30 million was obtained for Kubaka project financing bringing the total project financing to $130 million. Interest on the project financing averaged 8.9 percent in 1997 with final maturity in December 2001. During 1996 Omolon Gold Mining Company, the project company, borrowed $14 million under a subordinated line of credit, and in 1997 a $15 million working capital line of credit was obtained. The subordinated debt and working capital line of credit both have variable interest rates which averaged 12.0 percent in 1997. At December 31, 1997, $146 million remained outstanding, of which Amax Gold's share was $73 million. Project financing accounts for $59 million of the $73 million. The project loan has been guaranteed by Cyprus Amax until economic completion is achieved, while the lines of credit are guaranteed until repaid.

In April 1997, the Company obtained $110 million in project financing for the Cerro Verde copper mine in Peru, of which Cyprus Amax owns 82 percent. Proceeds from the financing were used to repay existing debt. The term of the financing covers 8 years, but may be extended to 10 years. The weighted average interest rate on this debt during 1997 was 9.3 percent.

In May 1997, Amax Gold completed a $71 million tax-exempt industrial revenue bond financing for the solid waste disposal facility at the Fort Knox mine. The 12-year variable rate bonds were backed by a letter of credit, which was guaranteed by Cyprus Amax. A bullet payment is due in 2009. The weighted average interest rate for this bond was 4.5 percent for 1997.

In June 1997, the Company offered to purchase its $300 million 9 7/8%
Notes due June 13, 2001. As a result of the offer, approximately 70 percent, or $209 million, of the Notes were tendered at an

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


aggregated cost of $232 million, excluding accrued interest. The repurchase resulted in an after-tax charge of $5 million for costs incurred in connection with the redemption.

In November 1997, Cyprus Amax, along with its joint venture partner Corporacion Nacional del Cobre de Chile (Codelco), announced the refinancing of the project debt for construction and development of the El Abra copper mine project in Chile. The senior debt consists of $850 million in project financings provided by a syndicate of banks and $150 million of original financings provided by a German financial institution. The Company guarantees $200 million of the $850 million tranche. Cyprus Amax's proportional share of the total $1 billion borrowings is $510 million. The refinancing has a 9.5-year term, less restrictive covenants, and lower interest rates with the first principal payment scheduled for May 15, 1998. The weighted average interest rate on this debt at December 31, 1997, was 6.8 percent. The loan agreement specifies certain restrictions on additional borrowings by El Abra and on dividend and subordinated debt payments. No such restricted payments may be made prior to the first principal repayment of senior debt.

In December 1997, Amax Gold borrowed $40 million under a new credit facility guaranteed by Cyprus Amax. Approximately $28 million in proceeds was used to repay its share of the original Refugio project gold loan. The new credit facility is a five-year term loan with a $40 million bullet payment due in December 2002. The loan bears interest at LIBOR plus 1.0 percent, or 7.0 percent in 1997. The refinancing resulted in a $6 million pre-tax gain due to the decline in gold prices since the original 1995 borrowings, which will be recognized over the four years remaining on the original loan agreement.

At December 31, 1997, the Company had $55 million of short-term debt outstanding, of which $52 million was attributable to Cerro Verde's $80 million short-term line of credit, guaranteed by the Company. The average interest rate for 1997 was 6.5 percent. At December 31, 1996, $31 million was outstanding on Cerro Verde's line of credit, and $6 million was outstanding on short-term credit lines from banks.

As of December 1997, the Company had a revolving credit agreement (the "Revolving Credit Agreement") expiring in August 2002, that provides a $1 billion line of credit with interest rates to be determined, at the option of the Company, by a competitive bid process or at a fixed margin over various indices. The Company pays a facility fee on the full amount of the credit line, irrespective of usage. The Revolving Credit Agreement contains certain covenants with which the Company is currently in compliance. At December 31, 1997 and 1996, the Company had no loans outstanding under the Revolving Credit Agreement.

NOTE 8: DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Cyprus Amax's use of derivative financial instruments is principally limited to management of interest rate and commodity price risks.

INTEREST RATE PROTECTION AGREEMENTS - Occasionally, interest rate swap agreements are used to re-characterize interest rates from fixed to floating rates or vice-versa. In the fourth quarter of 1993, the Company entered into interest rate swap agreements, which expired in November 1996, that effectively converted $200 million of its fixed rate borrowings into floating rate obligations.

Additionally, Amax Gold has entered into interest rate swap option agreements to reduce the impact of changes in interest rates. At December 31, 1997, Amax Gold had interest rate swaps and swap option sales contracts that, if exercised between January 1998 and April 1998, would obligate Amax

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Gold to pay a fixed rate of 5.97 percent over an average term of 0.8 years on a principal amount of $205 million. Amax Gold also purchased swap options with the right to pay 6.9 percent over an average term of 1.5 years on a principal amount of $138 million. Gains or losses realized on these contracts will be amortized over the term of the loan. Amax Gold would break even if required to terminate these interest rate swap agreements, given market interest rates at December 31, 1997. Due to the requirements placed on Amax Gold as a condition of its Fort Knox borrowings, Amax Gold does not expect to close these contracts.

Interest rate forward contracts have been entered into on $300 million of El Abra's senior debt, at a blended fixed rate of 5.83 percent amortized over two, three, and four years.

PRICE PROTECTION PROGRAMS - The Company and Amax Gold may use price protection programs to reduce or eliminate the risk of metal price declines on a portion of their future copper or gold sales. These agreements include copper and gold put options, copper synthetic put options, gold call and compound options, copper and gold forward sales, and gold purchase sales. Put options purchased by Cyprus Amax or Amax Gold establish a minimum sales price for the sales covered by such put options and permit the Company or Amax Gold to participate in price increases above the strike price. Amax Gold also sells put options which give it the obligation to buy at predetermined prices. Synthetic put options are established by entering into a forward sale and purchasing a call option for the same quantity of the relevant metal and for the time period relating to such forward sale. Amax Gold also purchases and sells call options which give it the right to purchase or obligation to sell gold at a predetermined price.

Cyprus Amax has entered into copper price protection contracts for 1998 to ensure a minimum average realization on an LME basis at December 31, 1997, of 90 cents per pound on 336 million pounds of copper. Cyprus Amax previously sold a portion of its 1997 copper price protection contracts, of which 110 million pounds related to the third and fourth quarters of 1997, resulting in $13 million recorded as income, net of the respective cost amortization. In the fourth quarter of 1997, Cyprus Amax sold 34 million pounds of 1998 copper price protection contracts generating $5 million of proceeds, which will increase copper realizations and income during the periods in 1998 to which the original contracts were applicable. As of February 19, 1998, Cyprus Amax sold an additional 12 million pounds of 1998 copper price protection contracts generating $2 million of proceeds. The price protection program for El Abra ensures a minimum net average realization on an LME basis of 85 cents in 1998 on 96 million pounds. Cyprus Amax's share of El Abra is 51 percent. Cyprus Amax periodically may elect to sell or buy copper price protection contracts to mitigate the risk of metal price declines on a portion of its future copper sales.

Amax Gold has entered into forward sales and purchase contracts, spot deferred forward sales, put and call options, and compound options to manage the effect of price changes on precious metals produced and sold. Amax Gold's price risk management activities have historically utilized derivative instruments and strategies that qualified for hedge accounting. Amax Gold increased its use of derivative instruments during 1997, and the total program has put it in the position whereby it is partially protected from further downward pressure in the price of gold during 1998 and future years and at the same time will enable Amax Gold to participate in any upward price movement. Some of the instruments utilized in this program do not qualify for hedge accounting and, consequently, must be marked to market. At December 31, 1997, the mark to market gain on this program was $5 million, which has been reflected in the 1997 results.

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


As of December 31, 1997, Amax Gold's outstanding hedge contracts were as follows:

                                                              AVERAGE
                                                          REALIZED PRICE
                                             GOLD OUNCES     PER OUNCE           PERIOD
----------------------------------------------------------------------------------------------
FORWARD SALES                                  326,000         $399      Jan. 1998 - Dec. 2002
PURCHASED PUT OPTIONS                          126,000         $419      Jan. 1998 - Dec. 2000

As of December 31, 1997, Amax Gold's outstanding commodity derivative contracts which are marked to market are as follows:


                                                              AVERAGE
                                                          REALIZED PRICE
                                             GOLD OUNCES     PER OUNCE           PERIOD
----------------------------------------------------------------------------------------------
FORWARD PURCHASES                              514,000        $327       Jan. 1998 - Dec. 1998
PURCHASED PUT AND COMPOUND PUT OPTIONS       1,073,000        $341       Jan. 1998 - Dec. 2000
SOLD PUT OPTIONS                               412,000        $337       Jan. 1998 - Jun. 1998
PURCHASED CALL AND COMPOUND CALL OPTIONS       303,000        $333       Jan. 1998 - Dec. 1998
SOLD CALL OPTIONS                              199,000        $314       Jan. 1998 - Jun. 1998

CREDIT RISK - Cyprus Amax and Amax Gold are exposed to credit losses in the event of nonperformance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The estimated fair values for financial instruments under SFAS No. 107 are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial instruments, as measured on December 31, 1997 and 1996, are as follows:


At December 31 (In millions)               1997                  1996
                                  --------------------   --------------------
                                  CARRYING      FAIR     Carrying      Fair
                                   AMOUNT      VALUE      Amount      Value
                                  ---------   --------   ---------   --------
Cash and Cash Equivalents          $   250    $   250     $   193    $   193
Long-Term Receivables              $    66    $    57     $   215    $   211
Price Protection Contracts         $    25    $   105     $    42    $    92
Long-Term Debt                     $(2,089)   $(2,148)    $(2,415)   $(2,479)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS: the carrying amounts approximate fair value because of the short maturity of those instruments.

LONG-TERM RECEIVABLES: the fair value is estimated based on expected discounted future cash flows.

PRICE PROTECTION CONTRACTS: are reported at cost and expensed as they expire. The fair value of the options is estimated based on the spot price, while the fair value of the forward sales is estimated based on the quoted market price for the contracts at December 31, 1997 and 1996.

LONG-TERM DEBT: the fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues offered to the Company for debt of similar maturities.

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 9:  INCOME TAXES

Income before Income Taxes and Minority Interest consists of the following:

(In millions)                                                    1997     1996     1995
                                                                ------   ------   ------
 Domestic                                                       $  33    $  61   $  102
 Foreign                                                            7       16       18
                                                                -----    -----    -----
                                                                $  40    $  77   $  120
                                                                =====    =====    =====
 Income tax (benefit) provision is composed of:
(In millions)                                                    1997     1996     1995
                                                                -----    -----    -----
Current    - Federal                                            $ (24)   $ (12)   $  56
           - State                                                  1        -        5
           - Foreign                                                9        9        9
                                                                -----    -----    -----
                                                                  (14)      (3)      70
                                                                -----    -----    -----
Deferred   - Federal                                              (11)      20      (56)
           - State                                                 (7)      (5)     (11)
           - Foreign                                               10       (1)       -
                                                                -----    -----    -----
                                                                   (8)      14      (67)
                                                                -----    -----    -----
                                                                $ (22)   $  11    $   3
                                                                =====    =====    =====

The deferred tax (assets)/liabilities comprises the tax effect of the following at December 31:

(In millions)                                                     1997              1996
                                                                --------          --------
Reclamation Liabilities                                         $   (71)          $   (62)
Postretirement Benefits                                            (250)             (268)
Capitalized Lease Obligations                                       (40)              (60)
Accrued Liabilities                                                (298)             (294)
Net Operating Loss Carryforwards                                   (174)             (100)
Investment Tax Credit Carryforwards                                  (7)              (18)
State Tax Deduction                                                 (14)              (20)
Minimum Tax Credit Carryforwards                                   (261)             (276)
Other                                                                 -                (2)
                                                                -------           -------
         Total Deferred Tax Assets                               (1,115)           (1,100)
         Valuation Allowance                                        221               181
                                                                -------           -------
         Net Deferred Tax Assets                                   (894)             (919)
                                                                -------           -------

Properties                                                          943               970
Prepaid Expenses                                                      -                 5
                                                                -------           -------
         Total Deferred Tax Liabilities                             943               975
                                                                -------           -------

Total                                                           $    49           $    56
                                                                =======           =======


              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



NOTE 9:  INCOME TAXES (CONT'D)

Deferred Tax Assets of $9 million are included in Other Assets on the Consolidated Balance Sheet at December 31, 1996. Deferred Tax Liabilities of $21 million are included in Income Taxes Payable on the Consolidated Balance Sheet at December 31, 1996.

The Company has approximately $7 million of investment tax credit carryforwards expiring from 1998 to 2006 and $261 million of minimum tax credit carryforwards which do not expire. There is a net operating loss carryforward for regular tax of $333 million ($119 million related to Amax Gold) and an $83 million net operating loss carryforward (all related to Amax Gold) for alternative minimum tax purposes. The Company also had Chilean net operating loss carryforwards of $290 million ($105 million related to Amax Gold) that do not expire. A valuation allowance of $221 million has been recorded against all of these benefits.

The increase in the valuation allowance of $40 million relates to increased minimum tax credit carryforwards and regular tax net operating losses not expected to be realized.

The following is a reconciliation between the amount determined by applying the federal statutory rate of 35 percent to Net Income excluding Minority Interests and the Income Tax (Benefit) Provision:

(In millions)
                                                          1997     1996     1995
                                                         ------   ------   ------
Income Taxes at Statutory Rate                           $  14    $  27    $  42
Increases (Decreases) Resulting from:
 Percentage Depletion                                      (10)     (12)     (16)
 State Income Taxes, Net of Federal Benefit                 (1)     (10)      (3)
 Foreign Operations                                          2       10        4
 Tax Carryforwards Used                                      6       (2)     (25)
 Adjustments to Prior Years                                (38)       -        -
 Other, Net                                                  5       (2)       1
                                                         -----    -----    -----
Income Tax (Benefit) Provision                           $ (22)   $  11    $   3
                                                         =====    =====    =====

The adustments to prior years of $38 million related primarily to the settlement of prior years' income tax examinations.

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 10:  PREFERRED STOCK TRANSACTIONS

The $4.00 Series A Convertible Preferred Stock is convertible into Common Stock at any time at a conversion price of $24.30 per share. The Series A Convertible Preferred Stock has a stated value of $50.00 per share and carries a cumulative dividend payable quarterly. The Series A Convertible Preferred Stock is redeemable at the option of the Company, in whole or in part, at any time beginning at $52.40 per share on and after December 18, 1996, and declining to $50.00 per share on and after December 18, 2002.

In 1989 the Board of Directors of Cyprus Amax declared a dividend of one preferred share purchase right for each outstanding share of Common Stock in connection with the redemption of then-existing rights. If the rights become exercisable following the occurrence of certain specified events, each right will entitle the holder, within certain limitations, to purchase two-thirds of one one-hundredth of a share of Series A Junior Participating Preferred Stock for $93.33 subject to certain anti-dilution adjustments. If a person or group acquires 20 percent of Common Stock, every other holder of a right will be entitled to buy at the right's then-exercise price a number of shares of Common Stock having a value of twice such exercise price. After the threshold is crossed, the rights become non-redeemable, except that, prior to the time a person or group acquires 50 percent or more of the Common Stock, the rights other than those held by such person or group can be exchanged at a ratio of one share of Common Stock for each right. In the event of certain extraordinary transactions, including mergers, the rights entitle holders to buy at the right's then-exercise price equity in the acquiring company having a value of twice such exercise price. The rights do not have any voting rights nor are they entitled to dividends. The rights are redeemable by Cyprus Amax at $.0067 each until a person or group acquires 20 percent of Common Stock or until the rights expire on February 28, 1999. In addition, on May 24, 1993, the Board of Directors increased the number of authorized shares of the Series A Junior Participating Preferred Stock from 500,000 shares to 1,500,000 shares of which none were issued or outstanding at December 31, 1997.

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

Net annual pension cost included the following components:

Year ended December 31 (In millions)       1997     1996     1995
                                          ------   ------   ------
Service Cost                              $  12    $  11    $   8
Interest Cost                                22       20       20
Actual Gain on Plan Assets                  (42)     (33)     (37)
Deferred Gain                                19       13       21
Other                                         2        3        2
                                          -----    -----    -----
                                          $  13    $  14    $  14
                                          =====    =====    =====

The following table sets forth the funded status of the plans:

                                                              1997                      1996
                                                     -----------------------  -----------------------
                                                       ASSETS    ACCUMULATED    Assets    Accumulated
                                                       EXCEED      BENEFITS     exceed      benefits
                                                     ACCUMULATED    EXCEED    accumulated    exceed
At December 31 (In millions)                           BENEFITS     ASSETS      benefits     assets
                                                     ------------   --------  ------------   --------
Actuarial Present Value of Benefit Obligations:
         Vested Benefit Obligation                         $ 105     $ 160          $ 208      $ 17
                                                           =====     =====          =====      ====
         Accumulated Benefit Obligation                    $ 113     $ 185          $ 228      $ 17
                                                           =====     =====          =====      ====
Projected Benefit Obligation                               $(117)    $(203)         $(248)     $(17)
Plan Assets at Fair Value                                    131       166            258         2
                                                           -----     -----          -----      ----
Plan Assets Greater Than (Less Than)
         Projected Benefit Obligation                         14       (37)            10       (15)
Unrecognized Net Loss                                          4        31             15         1
Unrecognized Prior Service Cost                                2         6              9        (1)
Unrecognized Transition Credit                                (1)        -             (1)        -
                                                           -----      ----          -----       ----
Prepaid/(Accrued) Pension Cost                             $  19     $   -          $  33      $(15)
                                                           =====     =====          =====      ====

Prepaid pension cost of $20 million and $19 million is included in Prepaid Expenses on the Consolidated Balance Sheet at December 31, 1997 and 1996, respectively. An accrued pension obligation of $1 million is included in Accrued Payroll and Benefits at December 31, 1997 and 1996.

The significant actuarial assumptions at December 31 were as follows:

(In percents)                                       1997   1996   1995
                                                    ----   ----   ----
Rate of Increase in Future Compensation Levels      5.00   5.75   5.25
Expected Long-Term Rate of Return on Assets         9.00   9.00   9.00
Discount Rate                                       7.25   7.75   7.25

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Net periodic pension cost is determined using the assumptions as of the beginning of the year, and the funded status is determined using the assumptions as of the end of the year.

Substantially all domestic employees not covered under the plans administered by Cyprus Amax are covered under multi-employer defined benefit plans administered by the United Mine Workers of America. Contributions by Cyprus Amax to these multi-employer plans, which are expensed when paid, are based primarily upon hours worked and amounted to $3 million in 1997 and $4 million in 1996 and 1995.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS - In addition to the Company's defined benefit pension plans, the Company has plans that provide postretirement medical benefits and life insurance benefits. The medical plans provide benefits for most employees who reach normal, or in certain cases, early retirement age while employed by the Company. The postretirement medical plans are contributory, with annual adjustments to retiree contributions, and contain certain other cost-sharing features such as deductibles and coinsurance.

Net periodic postretirement benefit cost consists of the following components:

(In millions)                                  1997     1996     1995
                                              ------   ------   ------
Service Cost                                  $   6    $   5    $   5
Interest Cost                                    23       26       26
Net Amortization                                 (4)      (1)      (3)
                                              -----    -----    -----
Net Periodic Postretirement Benefit Cost      $  25    $  30    $  28
                                              =====    =====    =====

The following table sets forth the plans' combined status:


At December 31 (In millions)                              1997     1996
                                                         ------   ------
Accumulated Postretirement Benefit Obligation:
  Retirees                                               $ 225    $ 275
  Fully Eligible Active Plan Participants                   23       26
  Other Active Plan Participants                            52       44
                                                         -----    -----
Total Accumulated Postretirement Benefit Obligation        300      345
Plan Assets at Fair Value                                    -        -
                                                         -----    -----
Accumulated Postretirement Benefit Obligation
  in Excess of Plan Assets                               $ 300    $ 345
                                                         =====    =====

Accumulated Postretirement Benefit Obligation            $(300)   $(345)
Unrecognized Prior Service Cost                             (6)      (6)
Unrecognized Net Gain                                      (74)     (32)
                                                         -----    -----
Accrued Postretirement Benefit Cost                      $(380)   $(383)
                                                         =====    =====

The accumulated postretirement benefit obligation at December 31, 1997 and 1996, consisted of a current liability of $23 million and $22 million included in Accrued Payroll and Benefits, respectively, and a long-term liability of $357 million and $361 million, respectively, included in Deferred Employee and Retiree Benefits.

The weighted average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for medical benefits is 7 percent for 1998 and is assumed to decrease gradually (one-half percent per year) to
4.25 percent by the year 2003 and remain at that level thereafter.

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plans as of December 31, 1997, by $16 million and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1997 by $2 million.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1997, 1996, and 1995, was
7.25 percent, 7.75 percent, and 7.25 percent, respectively. The change in the discount rate and the change in the assumed health care cost trend rate from 8.5 percent to 7.0 percent for 1998 resulted in a $4 million unrecognized net gain as of December 31, 1997.

In addition, health care and life insurance benefits of certain retirees are covered by multi-employer benefit trusts established by the United Mine Workers of America and the Bituminous Coal Operators Association, Inc. Current and projected operating deficits of these trusts led to the passage of the Coal Industry Retiree Health Benefit Act of 1992 (the "Act"). The Act established a new multi-employer benefit trust called the United Mine Workers of America Combined Benefit Fund (the "Fund") that will provide health and life insurance benefits to all beneficiaries of the earlier trusts who were receiving benefits as of July 20, 1992. The Act provides for the assignment of beneficiaries to former employers and the allocation of any unassigned beneficiaries to enterprises using a formula included in the legislation. The Company has chosen to account for its obligation under the Act on a cash basis in accordance with established accounting guidance. The 1997, 1996, and 1995 contributions to the Fund were each $1 million.

The Company also has a number of postemployment plans covering severance, disability income, and continuation of health and life insurance for disabled employees. At December 31, 1997 and 1996, the accumulated postemployment benefit liability consisted of a current amount of $6 million and $4 million, respectively, included in Accrued Payroll and Benefits and $23 million and $34 million, respectively, included in Deferred Employee and Retiree Benefits.

NOTE 12:  COMMON STOCK PLANS

SAVINGS PLANS - Cyprus Amax sponsors a savings plan (the "Savings Plan") covering substantially all of its non-represented employees which includes an employee stock ownership feature (Leveraged ESOP). In February 1990, the Savings Plan acquired 4,245,810 shares of Cyprus Amax's unissued Common Stock at an acquisition price of $22.375 per share. The Savings Plan financed the purchase of shares with a $95 million interest-bearing promissory note payable to Cyprus Amax. The loan to the Savings Plan bears interest at 9 3/4 percent per annum and matures on February 1, 2010, and is serviced by Cyprus Amax's contribution to the Savings Plan and dividends paid on the Cyprus Amax Common Shares purchased with the proceeds of the loan. Cyprus Amax intends to contribute the greater of 75 percent of employee matchable contributions or the minimum per the promissory note. The expense related to the Savings Plan is based upon the shares allocated method. Shares are released for allocation to participants, based on a predetermined formula, as loan payments are made. The amount contributed for 1997 and 1996 was $9 million and 1995 was $8 million.
The amount of interest incurred by the Savings Plan for the Leveraged ESOP was $8 million in 1997, 1996, and 1995. The interest expense offset of the Leveraged ESOP due to dividends on allocated and unallocated shares was $3 million in 1997, 1996, and 1995. The aggregate compensation expense related to the Savings Plan amounted to $6 million in 1997, 1996, and 1995. Leveraged ESOP shares are treated as shares outstanding for purposes of calculating earnings per share.

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The following table sets forth the number of shares held in the Leveraged ESOP at year end:

                                                1997        1996        1995
                                              ---------   ---------   ---------
         Allocated Shares                     1,192,315   1,042,763     898,172
         Committed to be Released Shares          3,925       6,744       9,683
         Suspense Shares                      2,340,291   2,589,446   2,836,500

Amax Gold sponsors a thrift plan covering substantially all of its full-time non-represented employees. Amax Gold contributes Amax Gold Common Stock to the plan at 75 percent of the first 6 percent of base pay contributed by each participant. Amax Gold contributions were $1 million in 1997, 1996, and 1995.

NOTE 13:  STOCK-BASED COMPENSATION PLANS

At December 31, 1997, the Company has three stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan. The compensation cost that has been charged against income for its performance-based plan was $2.0 million, $1.2 million, and $1.5 million for 1997, 1996, and 1995, respectively. Had compensation cost for the Company's three stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(In millions except per share data)                      1997    1996    1995
                                                         -----   -----   -----
          Net Income
            As Reported                                  $  69   $  77   $ 124
            Pro Forma                                    $  63   $  71   $ 123
          Basic and Diluted Earnings Per Share/(1)/
            As Reported                                  $0.54   $0.62   $1.13
            Pro Forma                                    $0.48   $0.56   $1.12

/(1)/Diluted earnings per share were anti-dilutive in 1997, 1996, and 1995.

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

Options granted under the Program are exercisable after completion of the specified period of continuous employment stated in the terms of the grant and expire at the end of ten years after the date of grant. Additionally, under the Program certain employees may be granted restricted shares of Common Stock. Restricted stock is subject to forfeiture if the recipient terminates employment.

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Under the Program, the Company may grant in any year up to 1.2 percent of the number of shares of Common Stock outstanding (plus the cumulative number of carried-forward shares) as stock options or restricted stock awards, up to a limit of five million shares issued as statutory options.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997, 1996, and 1995, respectively: dividend payment of $0.80 per share per year; expected volatility of 30 percent for 1997 and 1996 and 31 percent for 1995; risk-free interest rates of 6.20, 5.34, and
7.31 percent; and expected lives of 3.46 for 1997 and 3.37 years for 1996 and 1995.

A summary of the status of the Company's fixed stock option plan as of December 31, and changes during the years ended 1997, 1996, and 1995, is presented below:

                                                  1997                            1996                              1995
                                     -------------------------------      -------------------------   -----------------------------
                                                        WEIGHTED                        Weighted                          Weighted
                                                        AVERAGE                         Average                           Average
                                      SHARES            EXERCISE          Shares        Exercise         Shares           Exercise
Fixed Options                          (000)             PRICE            (000)          Price            (000)            Price
-------------                        -------------------------------      --------------------------  -----------------------------
Outstanding at
   Beginning of Year                     4,233              $ 27                2,919           $ 28         3,051             $ 27
Granted                                    716                23                1,762             26           297               27
Exercised                                  (75)               21                 (108)            22          (231)              21
Forfeited                                  (96)               26                 (340)            29          (198)              30
                                      --------          --------             --------       --------      --------         --------
Outstanding at
   End of Year                           4,778              $ 27                4,233           $ 27         2,919             $ 28
                                      ========                               ========                     ========
Options Exercisable
   at Year End                           2,716                                  2,141                        2,213

Weighted Average
   Fair Value of
   Options Granted
   During the Year                      $ 5.26                                 $ 6.48                       $ 6.90

The following table summarizes information about fixed stock options outstanding at December 31, 1997:




                                          OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                                  ----------------------------------   ---------------------------------------------
                                     NUMBER         WEIGHTED AVERAGE      WEIGHTED        NUMBER         WEIGHTED
   RANGE OF                        OUTSTANDING         REMAINING          AVERAGE       EXERCISABLE      AVERAGE
EXERCISE PRICES                    AT 12/31/97      CONTRACTUAL LIFE   EXERCISE PRICE   AT 12/31/97    EXERCISE PRICE
---------------                    -----------      ----------------   ---------------  -----------    -------------
$16.61-$23.38                          978,661          7.13 YEARS         $ 22.87       292,986          $21.79
$23.50-$26.00                        1,095,501          5.01                 25.37     1,059,501           25.41
$26.13-$26.13                            1,000          7.45                 26.13         1,000           26.13
$26.44-$26.44                        1,670,250          8.01                 26.44       344,661           26.44
$27.56-$35.75                        1,032,471          5.58                 31.84     1,017,471           31.90
                                    ----------                                        ----------
$16.61-$35.75                        4,777,883          6.61                 26.63     2,715,619           27.58
                                    ==========                                        ==========

Under the 1993 Key Executive Long-Term Incentive Plan, the Company may grant in any year up to one-half percent of the number of shares of Common Stock outstanding (plus the cumulative number of carried-forward shares) as restricted stock awards. Key executives may receive restricted stock awards and cash incentive payments based on the rate of return received by investors in the Company's stock, compared to that of its peers. As of December 31, 1997, 716,609 cumulative

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


shares were awarded and 1,371,400 shares were authorized and unissued. On January 2, 1998, an additional 176,900 shares were awarded.

Cyprus Amax maintains a stock plan for non-employee directors which grants each eligible director 500 shares of Common Stock each year. In 1996 this plan was amended and restated and then approved by shareholders and is now known as the Amended and Restated Stock Plan for Non-Employee Directors (the "Plan"). This amended Plan revised the maximum number of shares that may be awarded and stock options that may be granted under the Plan. The aggregate number of shares that may be awarded and options that may be granted will equal the sum of one-sixteenth of one percent of the number of shares of common stock outstanding as of the end of the immediately preceding fiscal year plus the cumulative number of carryforward shares from all prior fiscal years not previously used to make grants and awards. Prior to being amended, the Plan provided that a maximum of 35,000 shares of Common Stock could be issued under the Plan. As of December 31, 1997, 34,500 cumulative shares have been granted and 50,000 stock options awarded.

NOTE 14:  CONTINGENCIES

Cyprus Amax had outstanding letters of credit totaling $66 million at December 31, 1997, primarily for reclamation, dragline leases, and insurance programs for workers compensation, general liability, and automobiles. Cyprus Amax has guaranteed the portion of project financing attributed to certain joint venture partners totaling $184 million at December 31, 1997.

Cyprus Tohono Mining Company was informed in late 1995 by the office of the Assistant U.S. Attorney in Tucson, Arizona, that an action was being considered under federal environmental laws against Cyprus Tohono Corporation and certain of its employees. The facts giving rise to this matter involve a break in a process line at Tohono occurring in 1992. It is not possible to state with reasonable certainty at this time what action will be taken by the government.

Cyprus Miami and other companies, in conjunction with the Arizona Department of Environmental Quality's Water Quality Assurance Revolving Fund program, continued remediation and assessment of ground water quality at Pinal Creek near Miami, Arizona, throughout 1997. Despite the fact that the ongoing program, initiated in 1989, has resulted in continued improvement of subsurface water quality in the area, Cyprus Miami was informed that the State of Arizona was contemplating enforcement action against Cyprus Miami and/or other companies in connection with the Pinal Creek water quality issues under federal and state environmental laws. On November 10, 1997, Cyprus Miami as a member of the Pinal Creek group joined with the State of Arizona in seeking approval of the District Court for entry of a Consent Decree to resolve all matters related to the contemplated enforcement action. The Decree commits Cyprus Amax and other Pinal Creek group members to complete the work outlined in the remedial action plan submitted to the State in May 1997. The Final Remediation Action Plan will be finalized through provisions of the Decree. Approximately $42 million remained in the Pinal Creek remediation reserve at December 31, 1997. Cyprus Miami has commenced contribution litigation against other parties involved in this matter and has asserted claims against certain of its past insurance carriers. While significant recoveries are expected, Cyprus Miami cannot reasonably estimate the amount and, therefore, has not taken potential recoveries into consideration in the recorded reserve.

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Cyprus Amax or its subsidiaries have been advised by the EPA and several state environmental agencies that they may be liable under the CERCLA or similar state laws and regulations for costs of responding to environmental conditions at a number of sites which have been or are being investigated by the EPA or states to establish whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions. Cyprus Amax has been named as a potentially responsible party ("PRP") or has received EPA requests for information for several sites. For all sites, Cyprus Amax had an aggregate reserve of approximately $95 million at December 31, 1997, for its share of the estimated liability. Liability estimates are based on an evaluation of, among other factors, currently available facts, existing technology, presently enacted laws and regulations, Cyprus Amax's experience in remediation, other companies' remediation experience, Cyprus Amax's status as a PRP, and the ability of other PRPs to pay their allocated portions. The cost range of reasonably possible outcomes for all sites is estimated to be from $65 million to $280 million, and work on these sites is expected to be substantially completed in the next several years, subject to the inherent delays involved in the process. Remediation costs that could not be reasonably estimated at December 31, 1997, are not expected to have a material impact on the financial condition and ongoing operations of the Company. Cyprus Amax believes certain insurance policies partially cover these claims; however, some of the insurance carriers have denied responsibility, and Cyprus Amax is litigating coverage. Further, Cyprus Amax believes that it has other potential claims for recovery from third parties, including the U.S. Government and other PRPs, as well as liability offsets through lower cost remedial solutions. However, neither insurance recoveries nor other claims or offsets have been recognized in the financial statements unless such offsets are considered probable of realization.

At December 31, 1997, Cyprus Amax's accruals for deferred closure, shutdown of closed operations, and reclamation totaled approximately $316 million. Reclamation is an ongoing activity and a cost associated with Cyprus Amax's mining operations. Accruals for closure and final reclamation liabilities are established on a life of mine basis. The Cyprus Amax Coal reclamation reserve component of $190 million is largely a result of reclamation obligations incurred for replacing soils and revegetation of mined areas as required by provisions and permits pursuant to the Surface Mining Control and Reclamation Act. The Copper/Molybdenum and Other reclamation reserve components are $104 million and $22 million, respectively, and include costs for site stabilization, cleanup, long-term monitoring, and water treatment costs as expected to be required largely by state laws and regulations as well as by sound environmental practice. Total reclamation costs for Cyprus Amax at the end of current mine lives is estimated at about $630 million.

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

NOTE 15:  RELATED PARTY TRANSACTIONS

In May 1997, Amax Gold completed a $71 million tax-exempt industrial revenue bond financing for the solid waste disposal facility at the Fort Knox mine. During December 1997, Amax Gold completed a $40 million credit facility which was used to refinance the existing Refugio gold loan and for working capital and debt service requirements. Cyprus Amax has guaranteed the Refugio loan and a letter of credit backing the industrial revenue bond. Amax Gold pays an interest differential to Cyprus Amax as a guaranty fee on each loan.

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


In May 1997, Cyprus Amax sold its 50 percent interest in the Russian Kubaka gold mine project to Amax Gold. Amax Gold received shareholder approval for the acquisition in December 1996. Cyprus Amax received 11,789,474 shares of Amax Gold Common Stock in May 1997 at closing and 3,585,526 shares in June 1997 upon commencement of commercial production. As a result of these transactions, Cyprus Amax increased its ownership to 58.8 percent.

During 1996 Cyprus Amax provided Amax Gold with a $250 million demand loan facility to fund additional costs at the Fort Knox project and for general corporate purposes, with such funding to be provided at the discretion of Cyprus Amax. During 1997 Amax Gold borrowed a total of $49.5 million and repaid $106.2 million on the demand loan facility. As of December 31, 1997, Cyprus Amax has loaned Amax Gold $73.3 million, net of repayments. At December 31, 1997, an additional $70 million was available on the demand loan.

In 1996 Amax Gold renegotiated its $250 million Fort Knox loan agreement. As support to the restructured facility, Cyprus Amax has guaranteed the loan until economic compeltion of the Fort Knox mine. The lenders waived certain restrictive covenants and reduced the interest rate. In return for the increased financial support, Cyprus Amax receives certain fees, the interest differential, and security interest in certain Amax Gold assets. In November 1996, Cyprus Amax received 2,771,098 shares from Amax Gold as repayment of the guaranty and financing fee and interest and interest differential payments.

In February 1995, Cyprus Amax agreed to provide Amax Gold with an additional $80 million in double-convertible revolving credit (DOCLOC II). During 1995 Cyprus Amax converted $80 million of the outstanding borrowings to 14,919,806 shares of Amax Gold Common Stock at a conversion price of $5.362 per share.

In April 1994, Cyprus Amax and Amax Gold entered into an agreement whereby the Company has provided Amax Gold with a $100 million double-convertible line of credit (DOCLOC I). The outstanding indebtedness under the line of credit may be repaid by Amax Gold with the issuance of Amax Gold Convertible Preferred Stock. Both companies have conversion rights to convert the line of credit into Amax Gold Common Stock at a maximum price of $8.265 per share and a minimum price of $5.854 per share. As of December 31, 1997 and 1996, no borrowings were outstanding under this line of credit. Certain amounts have been made available to Amax Gold as support for the Fort Knox and Refugio loans (Note 7). Amax Gold has agreed not to borrow under DOCLOC I as part of the consideration for the Fort Knox loan guaranty.

In 1994 Cyprus Amax established a joint exploration agreement with Amax Gold to explore for gold. The agreement provides Cyprus Amax a 75 percent interest and Amax Gold a 25 percent interest in the gold prospects resulting from future exploration. Amax Gold has a right of first refusal from Cyprus Amax to purchase and develop gold deposits, and Cyprus Amax has a similar right with respect to base metals. Each party funds work in proportion to its interest, and Cyprus Amax provides staffing and management.

In May 1997, Ban-Pu, a 6.7 percent shareholder in Oakbridge, advised Cyprus Amax's Australian coal subsidiary that they intended to exercise an option entered into in 1994 that required Cyprus Amax to purchase Ban-Pu's shareholding in Oakbridge. The share purchase, which increased Cyprus Amax's ownership interest in Oakbridge to 48 percent, was completed in January 1998 for an investment of approximately $10 million.

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


At December 31, 1997, the subordinated loans outstanding to Oakbridge, Ltd. from Cyprus Amax totaled $38 million, of which $21 million is convertible to Oakbridge Common Stock on certain terms and conditions.

In June 1994, Cyprus Amax acquired a 51 percent interest in Sociedad Contractual Minera El Abra, which owns the mineral rights to the El Abra copper deposit in Chile, for $330 million. Development of the mine required an investment of approximately $1 billion. Funding of the investment to develop the oxide reserves included approximately $300 million of subordinated shareholder loans from Cyprus Amax and $750 million in project financing. In November 1997, the $1 billion in project loans was refinanced with senior debt, and Cyprus Amax was repaid the $300 million of subordinated notes. Cyprus Amax has a back-stop guarantee on $200 million of El Abra's $1 billion of senior debt.

NOTE 16:  LEASES AND MINERAL ROYALTY OBLIGATIONS

Cyprus Amax leases mineral interests and various other types of properties, including draglines, shovels, longwalls, offices, computing services, and miscellaneous equipment. Certain of the Company's mineral leases require minimum annual royalty payments, whereas others provide only for royalties based on production.

Accrued minimum mineral royalties that are not expected to be recovered from future coal production consist of the following at December 31:

(In millions)                                              1997     1996
                                                          ------   ------

Minimum Future Royalties                                  $  68    $  85
Less Imputed Interest                                       (15)     (20)
                                                          -----    -----
Present Value of Payments                                    53       65
Less Current Portion Included in Accrued
  Royalties and Interest                                     (9)      (9)
                                                          -----    -----
Long-Term Portion Included in Other
  Noncurrent Liabilities and Deferred Credits             $  44    $  56
                                                          =====    =====

The Company's property, plant, and equipment held under capital leases consist of the following:

(In millions)                       1997     1996
                                   ------   ------
Mining Equipment                   $ 211    $ 211
Less Accumulated Depreciation       (116)     (89)
                                   -----    -----
                                   $  95    $ 122
                                   =====    =====

     CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Summarized below as of December 31, 1997, are future minimum rentals and royalties under noncancelable leases:

                                                              OPERATING  MINERAL    CAPITAL
(In millions)                                                  LEASES   ROYALTIES   LEASES
                                                             ---------  ---------  --------
1998                                                              $ 28    $ 22     $ 44
1999                                                                19      22       65
2000                                                                17      19       28
2001                                                                13      16       11
2002                                                                10      10       10
After 2002                                                          18      45       16
                                                                  ----    ----     ----
   Total Payments                                                 $105    $134     $174
                                                                  ====    ====
Less Imputed Interest                                                               (29)
                                                                                   ----
Present Value of Lease Payments                                                     145
Less Current Portion                                                                (32)
                                                                                   ----
Capital Lease Obligations                                                          $113
                                                                                   ====

Rentals and mineral royalties charged to expense were as follows:


(In millions)                                                    1997     1996     1995
                                                                -----     -----   -----
Rental Expense                                                   $  43   $  51    $  48
Mineral Royalties                                                $  64   $  68    $  72

NOTE 17:  CASH FLOW INFORMATION

The Consolidated Statement of Cash Flows provides information about changes in cash and cash equivalents that have a maturity of three months or less when acquired. Net Cash Provided by Operating Activities reflects cash payments for interest and income taxes as shown below:


(In millions)                                                   1997      1996     1995
                                                               -----     ------    -----

Interest Paid (Net of Interest Capitalized
     and Interest Rate Swap Payments/Receipts)                   $ 189   $ 110    $  81
Income Taxes Paid, Net                                           $   7   $   6    $  60

Supplemental Disclosures of Non-Cash Transactions:

(In millions)                                                     1997    1996     1995
                                                                 -----   -----    -----
Fair Value of Assets Acquired, Other Than Cash
   and Cash Equivalents                                          $   -   $  75    $   -
Liabilities Assumed                                                  -      (5)       -
                                                                 -----   -----    -----
Cash Payments                                                    $   -   $  70    $   -
                                                                 =====   =====    =====

Sale of Businesses in Exchange for Common Stock                  $   -   $   1    $   -
Receipt of AGI Common Stock as Repayment of
   Guaranty, Notes Receivable, and Interest (Note 15)            $   -   $  15    $  81
Capital Lease Obligation - Sale-Leaseback                        $   -   $  24    $   -
Note Receivable for Coal Contract                                $  24   $   -    $   -

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 18:  INFORMATION BY INDUSTRY SEGMENT

Cyprus Amax operates in three principal industry segments - Copper/Molybdenum, Coal, and Other - which supply mineral products primarily to the construction, automobile, steel, and utility industries, and gold to banks and other bullion dealers. The financial information for these segments is presented below:


(In millions)                                            1997            1996            1995
                                                      -----------   --------------   ------------
SEGMENT REVENUE
   Copper/Molybdenum                                    $  1,564       $ 1,331          $  1,720
   Coal                                                    1,403         1,284             1,298
   Other                                                     379           228               189
                                                        --------       -------          --------
                                                        $  3,346       $ 2,843          $  3,207
                                                        ========       =======          ========
SEGMENT OPERATING INCOME (LOSS)
   Copper/Molybdenum                                    $    314       $   151 /(3)/    $    584
   Coal                                                      (15)/(1)/      90              (308)/(5)/
   Other                                                       2 /(2)/     (32)/(4)/         (37)
                                                        --------       -------          --------
                                                             301           209               239

Corporate                                                    (68)          (57)              (57)
Interest, Net                                               (162)          (78)              (70)
Earnings (Loss) on Equity Investments and Other              (31)            3                 8
                                                        --------       -------          --------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST              40            77               120
Income Tax Benefit (Provision)                                22           (11)               (3)
Minority Interest                                              7            11                 7
                                                        --------       -------          --------
NET INCOME                                              $     69       $    77          $    124
                                                        ========       =======          ========

  /(1)/Includes an $86 million pre-tax charge to recognize the write-down for
       $236 million of certain coal assets and provisions for associated liabilities (Note 4), a pre-tax gain of $14 million on the sale of a 15 percent interest in Cyprus Plateau (Note 3), a $5 million pre-tax favorable settlement of a royalty issue, and net pre-tax favorable adjustments of $131 million primarily for the sale and assignment of two coal contracts.
  /(2)/Includes a $19 million pre-tax gain on the sale of Kubaka to Amax Gold
       (Note 3).
  /(3)/Includes an $80 million pre-tax charge for environmental remediation liabilities and costs to temporarily close the Tohono mine (Note 4).
  /(4)/Includes a $36 million pre-tax charge to write down the net assets of the
       Guanaco gold mine (Note 4).
  /(5)/Includes a $445 million pre-tax charge to recognize the write-down of certain coal assets and provisions for associated liabilities (Note 4).


(In millions)                                               1997         1996           1995
                                                           ------       ------         ------
IDENTIFIABLE ASSETS
       Copper/Molybdenum                                   $3,047        $3,258        $3,060
       Coal                                                 1,851         1,933         1,947
       Other                                                1,181         1,190           939
       Corporate                                              380           405           250
                                                       ----------        ------      --------
                                                           $6,459        $6,786        $6,196
                                                       ==========        ======      ========

              CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 18:  INFORMATION BY INDUSTRY SEGMENT (CONTINUED)

(In millions)                                  1997    1996     1995
                                               -----   -----   ------
 CAPITAL EXPENDITURES
         Copper/Molybdenum                     $ 143   $ 449   $  599
         Coal                                    147     186      163
         Other                                    62     283      265
         Corporate                                23      23        5
                                               -----   -----   ------
                                               $ 375   $ 941   $1,032
                                               =====   =====   ======

DEPRECIATION, DEPLETION, AND AMORTIZATION
         Copper/Molybdenum                     $ 189   $ 135   $  118
         Coal                                    153     163      146
         Other                                    98      38       29
         Corporate                                 4       3        3
                                               -----   -----   ------
                                               $ 444   $ 339   $  296
                                               =====   =====   ======

EXPORT SALES
         Copper/Molybdenum                     $ 195   $ 162   $  253
         Coal                                     66      76       51
         Other                                   121      75       56
                                               -----   -----   ------
                                               $ 382   $ 313   $  360
                                               =====   =====   ======

Financial information by geographic location for the past three years is presented below:


(In millions)                             1997        1996     1995
                                         -------     -------  -------
REVENUE
         Domestic                         $2,858      $2,636   $3,032
         Foreign                             488/(1)/    207      175
                                          ------      ------   ------
                                          $3,346      $2,843   $3,207
                                          ======      ======   ======

OPERATING INCOME
         Domestic                         $  190      $  203   $  221
         Foreign                             111/(1)/      6       18
                                          ------      ------   ------
                                          $  301      $  209   $  239
                                          ======      ======   ======

IDENTIFIABLE ASSETS
         Domestic                         $4,664      $4,825   $4,900
         Foreign                           1,795/(1)/  1,961    1,296
                                          ------      ------   ------
                                          $6,459      $6,786   $6,196
                                          ======      ======   ======

/(1)/ South America accounts for approximately 81 percent, 95 percent, and 82 percent, respectively, of Foreign Revenue, Foreign Operating Income, and Foreign Identifiable Assets.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                       SUPPLEMENTAL FINANCIAL INFORMATION

QUARTERLY RESULTS (UNAUDITED)                                   1997
-----------------------------------------------------------------------------------------------------

                                              FIRST           SECOND          THIRD           FOURTH
(IN MILLIONS EXCEPT PER SHARE DATA)          QUARTER          QUARTER        QUARTER          QUARTER
-----------------------------------------------------------------------------------------------------

REVENUE                                       $ 888            $ 842          $ 860            $  757
SEGMENT OPERATING INCOME (LOSS)               $ 109            $ 146          $ 103            $  (58)
NET INCOME (LOSS)                             $  57            $  66          $  44            $  (97)
INCOME (LOSS) APPLICABLE TO COMMON SHARES     $  52            $  61          $  39            $ (102)
-----------------------------------------------------------------------------------------------------

EARNINGS (LOSS) PER COMMON SHARE              $0.56            $0.65          $0.42            $(1.09)
-----------------------------------------------------------------------------------------------------

                                                            1996
-----------------------------------------------------------------------------------------------------

Revenue                                       $ 684            $ 740          $ 665            $  754
Segment Operating Income (Loss)               $ 112            $  96          $  51            $  (49)
Net Income (Loss)                             $  62            $  53          $  14            $  (52)
Income (Loss) Applicable to Common Shares     $  57            $  48          $   9            $  (57)
-----------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common Share              $0.62            $0.52          $0.10            $(0.61)
=====================================================================================================

First quarter 1997 results included a net after-tax gain of $29 million for a favorable tax adjustment resulting from settlement of certain prior years' tax issues and the impact of coal settlements, net of certain provisions for mine closing costs.

Second quarter 1997 results included an after-tax gain of $19 million for the sale of Kubaka to Amax Gold and an after-tax charge of $5 million for the costs of redeeming the 9 7/8% Notes.

Third quarter 1997 results included a net after-tax gain of $8 million from the sale of a 15 percent interest of Cyprus Plateau, a favorable tax adjustment, a favorable settlement of a royalty issue, and the write-down of the Maple Meadow mine.

Fourth quarter 1997 results included favorable tax adjustments of $14 million, a $13 million write-down in Cyprus Amax's equity investment of Oakbridge, and net after-tax charges of $79 million associated with the Coal segment for mine closures, reclamation adjustments, and write-downs due to impairment of assets as stated in SFAS No. 121.

Fourth quarter 1996 results included an after-tax charge of $74 million for environmental remediation liabilities, costs to temporarily close a copper mine, the write-down of the net assets of the Guanaco gold mine, and an unrelated favorable tax adjustment for Amax Gold.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                 SUPPLEMENTAL FINANCIAL INFORMATION (CONTINUED)

MINERAL RESERVES AND SELECTED OPERATING STATISTICS (UNAUDITED)

The following table presents reserve information of Cyprus Amax as of December 31, 1993 through 1997, and selected operating statistics for the years then ended. Proved reserves represent those reserves that, under presently anticipated conditions, will be commercially recoverable from known mineral deposits with a high degree of certainty. Proved and probable reserves include reserves that are less well defined than proved reserves, but that have been indicated to exist on the basis of geological and engineering data. Reserve estimates were prepared by Cyprus Amax's engineers. Reserves of entities proportionately consolidated are shown at Cyprus Amax's ownership percentage.

                                                             1997          1996           1995             1994           1993
                                                            ------        ------         ------           ------         ------
COPPER/MOLYBDENUM
Proved and Probable Ore Reserves
   Copper - United States (million tons)                     2,020         2,200/(5)/     2,317/(5)/       2,423/(5)/     2,499/(5)/
    Average Grade (percent)                                    .34           .33/(5)/       .34/(5)/         .35/(5)/       .35/(5)/
   Copper - South America (million tons)                     1,235/(1)/    1,096          1,097            1,101/(9)/         -
    Average Grade (percent)                                    .57           .60            .61              .61              -
   Molybdenum (million tons)                                   343           351/(6)/       313              322            316
    Average Grade (percent)                                   .223          .223           .232             .232           .228
Saleable Product (billion pounds)
   Copper                                                     21.8          21.6           22.6             23.8           13.7
   Molybdenum                                                  2.1           2.1            2.1              2.1            2.0
Production (million pounds)
   Copper                                                    1,018           768            687              648            632
   Molybdenum                                                   63            56             75               57             28
Average Realized Price (per pound)
   Copper                                                   $ 1.04        $ 1.04         $ 1.33           $ 1.09         $ 0.94
   Molybdenum                                               $ 5.50        $ 5.25         $ 7.53           $ 3.77         $ 2.82
                                                            ------        ------         ------           ------         ------

COAL
Proved and Probable Reserves
   (million tons)                                            2,232/(2)/    2,390/(7)/     2,396/(8)/       2,538          2,681
Production (million tons)                                       83            76             75               75/(10)/       27
Average Realized Price (per ton)                            $14.53        $15.69         $16.25           $16.12         $20.80
                                                            ------        ------         ------           ------         ------

LITHIUM
Proved Ore Reserves
   Lithium (thousand tons)                                     379           384            389              393            397
Production
   Lithium Carbonate Equivalents (million pounds)               40            45             38               32             32
                                                            ------        ------         ------           ------         ------

GOLD
Amax Gold (100% in 1997, 1996, and 1995;
  and Cyprus Amax share in 1994 and 1993)
   Proved and Probable Reserves
    (million contained ounces)                                 7.1/(3)/      6.4            7.0              3.0            3.0
   Production (thousand ounces)                                730           268            238                -              -
   Average Realized Price (per ounce)                       $  360        $  412         $  406           $    -         $    -
Kubaka (Cyprus Amax Share)
   Proved and Probable Reserves
    (million contained ounces)                                   -/(3)/      1.3            1.2              1.0            1.0
                                                            ------        ------         ------           ------         ------

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                 SUPPLEMENTAL FINANCIAL INFORMATION (CONTINUED)

                                           1997    1996    1995        1994        1993
                                           -----   -----   -----   ------------   -----
EQUITY COMPANIES/(4)/
Proved and Probable Reserves
   Coal (million tons)
        Oakbridge (100%)                   322.3   341.4   372.3   423.8/(11)/     358.7
        Cyprus Amax Share (41.3%)          133.1   141.0   158.7   170.8           143.5
                                           -----   -----   -----   ------------    -----

/(1)/ South America copper reserves increased due to additional reserves at El Abra.

/(2)/ Coal reserves decreased due to 83 million tons of production, the elimination of 49 million tons in West Virginia due to revised mine plans and reevaluation of economics of future mining, and the expiration of leases in the Midwest for a 34 million reduction in undeveloped reserves.


/(3)/ The Kubaka mine was sold to Amax Gold in the second quarter of 1997. Prior to 1997, the Kubaka reserves were shown separately, but in 1997 they are included in Amax Gold's reserves, which accounts for their increase.

/(4)/ Reserves for Equity Companies are shown at 100 percent for the operation or company. Cyprus Amax has a beneficial ownership equivalent to its percentage ownership in the venture which is shown on a separate line.

/(5)/ Reserves were restated to include the Sierrita mill reserves as copper reserves, while in previous years they were reflected on a separate line for copper and molybdenum reserves.

/(6)/ Molybdenum reserves increased due to lower expected costs resulting from the Henderson 2000 project.

/(7)/ Coal reserves decreased due to 76 million tons of production, the write-off of the undeveloped Midwest reserves of approximately 210 million tons, and the addition of approximately 257 million tons in Pennsylvania.

/(8)/ Coal reserves decreased primarily due to new mine plans at the Kentucky operations, the sale of Minnehaha, and 1995 production, partially offset by an increase in Wyoming due to a lease acquired from the Bureau of Land Management.

/(9)/  Represents Cerro Verde and El Abra reserves purchased in 1994.

/(10)/ Coal production increased in 1994 due to a full year of production from former Amax mines.

/(11)/ Oakbridge reserves increased due to acquiring additional leases at Ellalong/Pelton.

STOCK MARKET INFORMATION

Cyprus Amax Common Stock is traded on the New York Stock Exchange (NYSE) under the symbol "CYM." The ranges of actual trade prices by quarters for the Common Stock, as reported by the NYSE, are set forth below.

ACTUAL TRADE PRICES

                                   Common Stock
                 ---------------------------------------------------
                           1997                        1996
                 ===================================================

Period           HIGH             LOW             High      Low
                 ---------------------------------------------------

1st Quarter      $ 24 7/8         $ 21 1/4        $ 29 1/4  $ 24 1/2

2nd Quarter      $ 26 3/8         $ 21 5/8        $ 29      $ 22 5/8

3rd Quarter      $ 26 13/16       $ 22 3/8        $ 24 1/8  $ 19 7/8

4th Quarter      $ 25 15/16       $ 14 7/16       $ 25 1/4  $ 21 3/8

In addition to its Common Stock, Cyprus Amax has 4,664,302 shares of $4.00 Series A Convertible Preferred Stock outstanding as of February 24, 1998. These shares are held by three registered shareholders. Each share of Series A Convertible Preferred Stock carries the right to receive a dividend of $4.00 per year. Dividends are paid out of funds legally available when and if declared by the Board of Directors. Due to the limited number of shareholders, there is no market for these shares.

During 1997 and 1996, Cyprus Amax declared cash dividends amounting to $0.80 and $4.00 per share on its Common Stock and Series A Convertible Preferred Stock, respectively. On February 12, 1998, the Board of Directors of Cyprus Amax declared dividends of $0.20 per share of the Common Stock for shareholders of record on April 9, 1998, and a regular quarterly dividend of $1.00 per share of Series A Convertible Preferred Stock for shareholders of record on February 24, 1998. The Board of Directors will continue to evaluate the Company's performance and the appropriateness of dividends. It is currently anticipated that dividends will continue to be paid during 1998.

The closing trade price per share of the Common Stock on February 23, 1998, as reported by the NYSE was $15 3/4. As of February 23, 1998, the number of registered shareholders of Cyprus Amax Common Stock was approximately 39,812.