Form 10-K405, Exhibit 13
period 1998-12-31
CYPRUS AMAX MINERALS CO
filed 1999-03-23
CIK 769589

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
SELECTED FINANCIAL DATA
(In millions except as noted and per share data)

                                                                  1998               1997               1996
                                                               ----------         ----------         ----------
CONSOLIDATED STATEMENT OF OPERATIONS
Revenue                                                         $  2,566           $   3,346           $ 2,843
Income (Loss) from Operations                                   $    136           $     233           $   152
Income (Loss) from Continuing Operations                        $    (75)          $      69           $    77
Income (Loss) Before Cumulative Effect of
  Accounting Changes /(1)/(3)/                                  $    (75)          $      69           $    77
Net Income (Loss) /(2)/                                         $    (75)          $      69           $    77

EARNINGS (LOSS) PER COMMON SHARE
  Income (Loss) from Continuing Operations /(1)/                $  (1.02)          $    0.54           $  0.62
  Net Income (Loss) /(2)/(3)/                                   $  (1.02)          $    0.54           $  0.62

CASH DIVIDENDS PER COMMON SHARE                                 $   0.80           $    0.80           $  0.80

CONSOLIDATED BALANCE SHEET DATA
  Cash and Cash Equivalents                                     $    353           $     250           $   193
  Working Capital                                               $    250           $     297           $   304
  Total Assets                                                  $  5,341           $   6,459           $ 6,786
  Long-Term Debt and Capital Lease Obligations                  $  1,718           $   2,202           $ 2,554
  Shareholders' Equity                                          $  2,157           $   2,330           $ 2,360

OTHER FINANCIAL DATA
  Book Value Per Common Share                                   $  21.32           $   22.99           $ 23.43
  Long-Term Debt/Total Capitalization                               44.3%               48.6%             52.0%
  Cash Provided by Operating Activities                         $    237           $     481           $   440

STOCK PRICE - COMMON STOCK
  High                                                                17 7/8              26 13/16          29 1/8
  Low                                                                  9                  14 7/16           19 7/8

/(1)/ Financial information reflects net after-tax copper charges of $94 million for environmental remediation liabilities and write-downs, net after-tax gain of $111 million from the sale of the Lithium business, certain Appalachian and Midwest coal properties, an Oakbridge coal mine in Australia, and real estate, a net after-tax charge of $17 million for legal settlements, a net after-tax charge of $37 million for Cyprus Amax's share of the Kinross asset impairment and the sale by Kinross of the pre-merger Amax Gold hedging portfolio, and an after-tax charge of $4 million for various special items in 1998; net after-tax charges of $79 million for coal write-downs, favorable tax adjustments of $38 million, an after-tax gain of $19 million on the sale of Kubaka to Amax Gold, and an after-tax charge of $5 million for the costs of redeeming the 9 7/8% Notes in 1997; an after-tax charge of $74 million for environmental remediation liabilities, costs to temporarily close a copper mine, the write-down of the net assets of the Guanaco gold mine, and an unrelated favorable tax adjustment for Amax Gold in 1996; an after-tax charge of $338 million for the write-down of certain coal assets and provision for associated liabilities in 1995; an after-tax gain of $13 million for various special items in 1994; an after-tax charge of $25 million for merger costs and an after-tax gain of $75 million for the sale of LTV bankruptcy claims in 1993; and write-downs and other provisions of $338 million in 1992, $32 million in 1991, and $63 million in 1990.

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
SELECTED FINANCIAL DATA (CONTINUED)
(In millions except as noted and per share data)

     1995             1994              1993              1992              1991              1990              1989
--------------    ------------      ------------      ------------      ------------      ------------      ------------
$  3,207             $ 2,788           $ 1,763           $ 1,641           $ 1,657           $ 1,866           $ 1,790
$    182             $   307           $   157           $  (308)          $    62           $   148           $   333
$    124             $   166           $   100           $  (246)          $    43           $   111           $   235

$    124             $   175           $   100           $  (246)          $    43           $   111           $   235
$    124             $   175           $   100           $  (334)          $    43           $   111           $   165


$   1.13             $  1.59           $  1.85           $ (6.31)          $  0.72           $  2.38           $  5.67
$   1.13             $  1.69           $  1.85           $ (8.46)          $  0.72           $  2.38           $  3.87

$   0.80             $  0.90           $  0.80           $  0.85           $  0.80           $  0.80           $  0.73


$    191             $   139           $    96           $   116           $    98           $    39           $    44
$    292             $   423           $    41           $   336           $   299           $   336           $   251
$  6,196             $ 5,407           $ 5,618           $ 1,709           $ 1,984           $ 1,919           $ 1,841
$  1,877             $ 1,391           $ 1,347           $   232           $   239           $   246           $   108
$  2,365             $ 2,329           $ 2,217           $   923           $ 1,290           $ 1,284           $ 1,294


$  23.62             $ 23.39           $ 22.49           $ 21.22           $ 30.23           $ 30.33           $ 28.69
    44.2%               37.4%             37.8%             20.1%             15.6%             16.1%              7.7%
$    675             $   110           $    74           $   143           $   285           $   199           $   304


      32 1/8              33 1/8            36 3/8            32                25 3/8            28 1/2            33
      24 1/4              23 7/8            21 1/4            18 1/2            17 1/2            13 7/8            21 3/8

/(2)/ In 1992 Cyprus Amax adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Cumulative effect adjustments are presented net of tax. Also in 1992 the Company adopted SFAS No. 109, "Accounting for Income Taxes." In 1990 Cyprus Amax adopted SFAS No. 96, "Accounting for Income Taxes, " retroactive to January 1, 1989. In adopting SFAS No. 96, Cyprus Amax recorded a cumulative $70 million charge for periods prior to January 1, 1989.

/(3)/ Discontinued Operations in 1994 included income from the Oil and Gas business for the first quarter of 1994 of $7 million after-tax and a $2 million after-tax gain on the sale of Cyprus Amax-owned oil and gas assets.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1998

Cyprus Amax reported a 1998 loss of $75 million, or $1.02 per share, compared with 1997 earnings of $69 million, or 54 cents per share, and 1996 earnings of $77 million, or 62 cents per share. The 1998 results included net after-tax copper charges of $97 million; net after-tax coal charges of $7 million; a net after-tax gain of $110 million from the sale of the Lithium business; net after-tax charges of $19 million for oil and gas legal settlements and various special items; and net after-tax equity investment charges of $28 million. The 1997 results included after-tax coal charges of $66 million, an after-tax Oakbridge equity investment charge of $13 million for the write-down of a coal mine, favorable tax adjustments of $38 million, an after-tax gain of $19 million on the sale of Kubaka to Amax Gold, and an after-tax charge of $5 million for the costs of redeeming the 9 7/8% Notes. The 1996 results included after-tax copper charges of $61 million and a net after-tax charge of $13 million for Amax Gold.

Excluding the special items and write-downs, the 1998 loss was $34 million, or 58 cents per share, compared with 1997 earnings of $96 million, or 83 cents per share, and 1996 earnings of $151 million, or $1.42 per share.

SELECTED RESULTS (In millions except per share data)

                                                                   1998             1997            1996
                                                              ---------------  ---------------  -------------
Revenue                                                               $2,566           $3,346         $2,843
Net Income (Loss)                                                     $  (75)          $   69         $   77
Earnings (Loss) per Share                                             $(1.02)          $ 0.54         $ 0.62

NOTE:  SUPPLEMENTAL DATA (In Millions)
                                                                    1998             1997            1996
                                                              ---------------  ---------------  -------------
Special Items, Net of Tax                                             $  (41)          $  (27)        $  (74)
Net Income (Loss) Excluding Special Items                             $  (34)          $   96         $  151

The decrease in earnings in 1998, excluding special items and write-downs, was primarily due to 21 cents per pound lower copper realizations, 64 million pounds lower produced copper sold, 55 cents per pound lower molybdenum realizations, 3 million pounds lower produced molybdenum sold, and $10 million lower lithium earnings primarily due to lower realizations and the sale of the business in October. Partially offsetting were 6 cents per pound lower copper cost of sales, $22 million higher coal earnings due primarily to 43 cents per ton higher profit margins, $21 million lower corporate expenses, and $30 million lower income tax expense. The decrease in earnings in 1997 from 1996 results, excluding write-downs and special items, was primarily due to $84 million higher net interest expense resulting from less interest being capitalized on development projects that were completed in the first half of 1997, 16 cents per ton lower coal profit margins, and $9 million lower lithium earnings primarily due to lower carbonate prices. Partially offsetting were an increase of 286 million pounds of produced copper sold due primarily to the start up of the El Abra mine, 25 cents per pound higher average molybdenum realizations, and 3 cents per pound lower copper cost of sales.

The 1998 revenue of $2,566 million was 23 percent lower than 1997 revenue of $3,346 million primarily due to lower metal prices, lower produced copper sales, the impact of the coal properties sold in the second quarter, the deconsolidation of Amax Gold in the second quarter as a result of its merger with Kinross Gold, the sale of the Lithium business in the fourth quarter, and the absence of the $137 million of gains in 1997 recorded on the settlements of certain coal contracts. Revenue in 1997 was 18 percent higher than 1996 revenue of $2,843 million because of $137 million of gains recorded on the settlements of certain coal contracts and higher produced copper, coal, and gold sales, partially offset by lower coal and gold realizations.

DISPOSITIONS

On October 13, 1998, Cyprus Amax sold its Lithium business to an affiliate of Chemetall GmbH, a specialty chemicals unit of Metallgesellschaft AG. Cyprus Amax received $305 million in cash and recorded a pre-tax gain of $154 million and an after-tax gain of $110 million in the fourth quarter.

On June 29, 1998, Cyprus Amax completed the sale of 11 of its Appalachian and Midwest coal properties to Coal Ventures, Inc. (AEI) of Ashland, Kentucky. Cyprus Amax received $93 million in cash and recorded a pre-tax loss of $16 million and an after-tax loss of $12 million on the sale.

On June 1, 1998, Amax Gold completed its merger with Kinross Gold Corporation (Kinross Gold or Kinross). Cyprus Amax's 58.8 percent share of Amax Gold Common Stock was converted into

Kinross shares at the rate of approximately 0.8 of a share of Kinross Common Stock for each share of Amax Gold. Cyprus Amax also purchased about $135 million of Kinross Common Stock for cash and the repayments of Amax Gold debt. At the time of the merger, Cyprus Amax owned approximately 31 percent of Kinross and received warrants to buy an additional 10 million shares of Kinross. Beginning June 1, 1998, Cyprus Amax reported its investment in Kinross on an equity basis.

POTENTIAL DISPOSITIONS

On October 22, 1998, Cyprus Amax's Board of Directors approved the engagement of Salomon Smith Barney to undertake a possible sale of Cyprus Amax Coal Company (Coal Company). Cyprus Amax will seek to maximize the value of the Coal Company through a sale or the establishment of a Master Limited Partnership Trust, although there can be no assurances that a transaction will be consummated. The sale process is proceeding, and firm bids are expected around the end of the first quarter. Proceeds from this transaction are expected to be used to reduce debt, fund the share buyback program, continue to significantly strengthen Cyprus Amax's financial position, and support growth opportunities in its core mining business.

SEGMENT RESULTS

Segment operating earnings is earnings before corporate overhead, interest, equity and other, income taxes, and minority interest. This discussion should be read in conjunction with the Consolidated Financial Statements on pages 32 to 35, the information on write-downs and special charges in Note 4 and operating segments in Note 18 to the Consolidated Financial Statements, and the supplemental information on mineral reserves and selected operating statistics.

The following is a summary of the operating earnings by segment with special items and write-downs included and excluded. Special items are not necessarily infrequent or unusual in the mining industry. Details of each segment's results are explained in the individual segment sections.

SUMMARY RESULTS (In millions)

                                                                        1998           1997            1996
                                                                -------------  -------------  --------------
Segment Operating Earnings (Loss)
  Copper/Molybdenum                                                   $   (8)        $  314          $  151
  Coal                                                                    84            (15)             90
  Lithium                                                                165             21              30
  Exploration                                                            (45)           (43)            (20)
  All Other                                                              (20)            24             (42)
                                                                -------------  -------------  --------------
Total Segment Operating Earnings                                      $  176         $  301          $  209
                                                                =============  =============  ==============

NOTE:  SUPPLEMENTAL DATA (In millions)
                                                                        1998           1997            1996
                                                                -------------  -------------  --------------
Segment Operating Earnings (Loss) Excluding
  Special Items:
  Copper/Molybdenum                                                   $  121         $  314          $  231
  Coal                                                                    93             71              90
  Lithium                                                                 11             21              30
  Exploration                                                            (45)           (43)            (20)
  All Other                                                                3              5              (6)
                                                                -------------  -------------  --------------
Total Segment Operating Earnings Excluding Special Items              $  183         $  368          $  325
                                                                =============  =============  ==============

COPPER/MOLYBDENUM

SELECTED COPPER/MOLYBDENUM DATA (In millions)
                                                                        1998           1997            1996
                                                                -------------  -------------  --------------

Revenue                                                               $1,284         $1,564          $1,331

Segment Operating Earnings (Loss)                                     $   (8)        $  314          $  151

Total Copper Production, Lbs.                                            967          1,018             768
Total Copper Sales, Lbs.                                               1,134          1,143             893
Produced Copper Sales, Lbs.                                              966          1,030             744

Total Molybdenum Production, Lbs.                                         61             63              56
Total Molybdenum Sales, Lbs.                                              58             61              63

Average Copper Realization, $/Lb.                                     $ 0.83         $ 1.04          $ 1.04
Copper Cost of Sales, $/Lb.                                           $ 0.72         $ 0.78          $ 0.81
Copper Net Cash Costs, $/Lb.                                          $ 0.56         $ 0.62          $ 0.71
Copper Full Mine Costs, $/Lb.                                         $ 0.70         $ 0.75          $ 0.80

Average Molybdenum Realization, $/Lb.                                 $ 4.95         $ 5.50          $ 5.25

Copper/Molybdenum reported a segment loss of $8 million for 1998 compared with earnings of $314 million in 1997. The 1998 results included special items and write-downs of $129 million pre-tax composed of: an $80 million pre-tax charge for future environmental remediation activities at Pinal Creek near the Company's Miami, Arizona, copper mine, a copper inventory reserve at Tohono and write-down to market at the Arizona copper operations of $29 million, a rail haulage system obsolescence write-down for $9 million due to construction of a replacement conveyor system designed to lower costs at the Henderson molybdenum operation in Colorado, and legal settlements and miscellaneous write-downs of $11 million. The Copper/Molybdenum segment reported 1998 earnings were $193 million lower than in 1997, excluding special items. The decrease was attributed to 21 cents per pound lower average copper realizations, 64 million pounds lower produced copper sold, 55 cents per pound lower average molybdenum realizations, and 3 million pounds lower produced molybdenum sold, partially offset by 6 cents per pound lower copper cost of sales.

NOTE:  SUPPLEMENTAL DATA (In millions)

                                                                 1998           1997            1996
                                                            --------------  -------------  --------------
Special Items                                                       $(129)          $   -          $ (80)
Segment Operating Earnings Excluding Special Items                  $ 121           $ 314          $ 231

Copper realizations in 1998 averaged 83 cents per pound for the year compared with $1.04 per pound in 1997. The benefit from the 1998 price protection program, net of premium amortization, was $56 million, or 6 cents per pound. There are no copper price protection programs currently in place.

Copper net cash costs of 56 cents per pound for 1998 were 6 cents per pound lower than 1997 and a record low for production costs, excluding molybdenum by-product credits. The improvement resulted from lower cost production at all mines. From 1996 to 1998, copper net cash costs have improved 15 cents per pound, or 21 percent.

Cost of sales decreased 6 cents per pound from 1997 to 72 cents per pound for 1998 due to increased lower cost South American sales and lower costs. Copper production totaled 967 million pounds for the year, 51 million pounds less than in 1997, which was in accordance with the plan to reduce higher cost domestic sulfide ore production.

World demand for copper improved by an estimated two percent in 1998, its thirteenth consecutive year of growth despite the Asian economic crisis. Part of the growth can be attributed to continued strength in Europe and North America as well as scrap demand being replaced by primary metal due to low prices. Demand growth was more than offset by increased supply from greenfield projects and expansions, the impact of which was somewhat offset by mine shutdowns and curtailments. Year-end 1998 combined LME and Comex inventories were 744,000 tons, an increase of 283,000 tons from the end of 1997. 1998 Comex copper prices peaked at 85 cents per pound in April 1998 and then declined for the rest of the year, hitting a low of 65 cents per pound in December, and averaged 75 cents per pound for the year.

Total Cyprus Amax copper sales in 1998 of 1,134 million pounds were slightly lower than the 1,143 million pounds of copper sales in 1997. Produced copper sales of 966 million pounds for 1998 were 64 million pounds lower than 1997 produced sales of 1,030 million pounds due to the decrease in domestic sulfide ore production. Cyprus Amax had record rod sales of 683 million pounds in 1998.

In the first quarter of 1997, Cyprus Amax signed an agreement to potentially acquire an 80 percent interest in the Kansanshi copper project from Zambia Consolidated Copper Mines (ZCCM). Cyprus Amax paid $3 million to ZCCM at closing and has incurred $20 million through the end of 1998 on an extensive exploration drilling program. Evaluation of the project is ongoing, and the decision to continue on into the second phase is due by March 14, 1999. Phase II calls for a $10 million payment to ZCCM. Upon determination that a mining project is feasible, Cyprus Amax would make a final payment of $15 million to ZCCM.

In January 1998, Cyprus Amax reached an agreement with the Highlands Pacific Group to acquire up to 75 percent of its 86 percent interest in the Frieda River copper and gold exploration project in Papua New Guinea. During 1998 Cyprus Amax spent $9 million on resource drilling and further engineering studies. In 1999 force majeure was declared due to the low copper prices, therefore, the completion of Phase I has been delayed until the force majeure is removed.

Primary molybdenum earned $21 million in 1998 compared with $63 million in 1997. The 1998 results included a $10 million pre-tax write-down primarily for the rail haulage system at Henderson, which is being replaced with a conveyor system designed to lower costs. The remaining $32 million decrease in earnings, excluding special items and write-downs, is primarily due to 55 cents per pound lower average molybdenum realizations. Realizations in 1998 averaged $4.95 per pound compared with $5.50 per pound in 1997. Molybdenum sales decreased to 58 million pounds from 61 million pounds in 1997. Production decreased to 61 million pounds from 63 million pounds.

During 1998 approximately $49 million was spent on the Henderson 2000 project at the Henderson primary molybdenum mine in Colorado and $67 million has been spent project-to-date, which represents approximately 40 percent of the estimated total construction costs. The project is designed to replace the 20-year-old underground and surface rail haulage system with a lower cost underground and overland conveyor system and develop the lowest level of the mine. The Henderson mine is expected to shutdown for three months in the third quarter of 1999 in order to complete the change over to the conveyor system. Inventories will build during 1999 so there is sufficient inventory for sales to customers during this shutdown period. This project is expected to be completed in late 1999.

World molybdenum consumption continued at record levels in the first half of 1998, but in the second half of the year consumption was adversely impacted by the Asian crisis, resulting in an overall 1998 consumption decline estimated at four percent. Chemical products demand remained flat as opposed to the demand growth seen earlier in the 1990s. Due to lower consumption in the second half of 1998, the molybdenum market was over-supplied and several primary mines announced curtailed production in the fourth quarter of 1998. Dealer oxide prices improved somewhat by year-end reflecting the prospects of a better supply/demand balance.

Cyprus Amax's marketable copper reserves of approximately 21.2 billion pounds decreased from 21.8 billion pounds in 1997 primarily due to 1998 production. Molybdenum reserves of 2.1 billion pounds at December 31, 1998, were comparable to 1997.

Changes in worldwide supply and demand and the related market perceptions can have a major impact on copper and molybdenum prices. Therefore, Copper/Molybdenum segment earnings can be expected to fluctuate. Each 10 cent per pound change in the segment's average annual copper realization or production cost would have resulted in a change in pre-tax income of approximately $100 million at 1998 production and sales levels. Cyprus Amax expects 1999 copper production of about 1 billion pounds and plans to further reduce operating costs from 1998. For molybdenum each $1.00 per pound change in average annual molybdenum margin would have resulted in a change in pre-tax income of approximately $60 million at 1998 sales levels. The price impact on profits is delayed about three months on approximately 50 percent of Cyprus Amax molybdenum production since by-product credits are recognized when copper inventories are sold. In response to the current metals price environment, the Copper/Molybdenum division is limiting capital spending, continuing to reduce costs, and managing operating levels as necessary.

COAL
SELECTED COAL DATA (In millions)

                                                                  1998            1997          1996
                                                              -------------  --------------  -----------
Revenue                                                              $  934         $1,403        $1,284
Segment Operating Earnings (Loss)                                    $   84         $  (15)       $   90

Coal Production, Tons
  - Consolidated Coal Mines                                            71.4           83.4          76.4
  - Oakbridge (48% Equity Share)                                        5.2            5.0           5.7

Coal Sales, Tons
  - Eastern Mines                                                      18.2           29.3          29.1
  - Powder River Basin                                                 41.1           40.7          35.6
  - Western Mines                                                      13.0           12.0          12.3
  - Springvale                                                          1.2            1.5            .9
                                                                     ------         ------        ------
    Total Sales                                                        73.5           83.5          77.9
  - Oakbridge (48% Share)                                               5.8            5.7           6.2

Average Realization, $/Ton                                           $12.43         $14.53        $15.69

Domestic Average Contract Price, $/Ton                               $11.54         $13.71        $15.66
Domestic Average Spot Price, $/Ton                                   $18.75         $17.59        $14.95
Australian Contract Price, US$/Ton                                   $19.80         $24.28        $29.23
Australian Spot Price, US$/Ton                                       $16.26         $20.36        $24.85

Average Cost of Sales, $/Ton                                         $11.37         $13.90        $14.90
Average Cash Costs, $/Ton                                            $ 9.62         $11.91        $13.03
Average Unit Costs, $/Ton                                            $11.43         $14.00        $15.10

The 1998 statistics for average realization, cost of sales, cash costs, and unit costs decreased 14 to 19 percent per ton due to the properties sold to AEI in the second quarter. Following are the above statistics restated for all periods presented to exclude the sold properties.

                                                                  1998           1997          1996
                                                              -------------  -------------  -----------
Average Realization, $/Ton                                           $11.75         $11.90       $13.67
Average Cost of Sales, $/Ton                                         $10.71         $11.30       $12.92
Average Cash Costs, $/Ton                                            $ 8.91         $ 9.18       $11.01
Average Unit Costs, $/Ton                                            $10.78         $11.42       $13.16


Coal reported segment operating earnings of $84 million for the year compared with an operating loss of $15 million in 1997. The 1998 results included special items of $9 million pre-tax composed of a $16 million loss on the sale of the Appalachian and Midwest coal properties, partially offset by a $7 million gain on favorable legal settlements. The 1997 results included pre-tax unfavorable adjustments of $86 million. These adjustments included a $29 million pre-tax gain on the sale and assignment of two coal contracts, a $129 million pre-tax charge for closure and reclamation accruals and impairment charges primarily at Midwest and Eastern mines, and a $14 million pre-tax gain on the sale of a 15 percent equity interest in Cyprus Plateau Mining Corporation to Mitsubishi Corporation.

NOTE:  SUPPLEMENTAL DATA (In millions)

                                                                   1998             1997             1996
                                                             ----------------  ---------------  --------------
Special Items                                                          $  (9)           $ (86)     $   -
Segment Operating Earnings Excluding Special Items                     $  93            $  71      $  90

Excluding the special items, Coal segment earnings were $93 million in 1998, $22 million higher than in 1997. The increase in earnings is attributable to the outstanding performance of the retained coal mines. The Emerald, Twentymile, and Eagle Butte mines set annual production records; the Emerald, Twentymile, Wabash, Shoshone, Cumberland, and Eagle Butte mines set new productivity records; and the Emerald, Twentymile, Wabash, and Shoshone mines set annual records for low cash and unit costs.

Excluding the special items, Coal segment earnings were $71 million in 1997, $19 million lower than in 1996. The decrease in earnings was attributable to lower earnings in the Powder River Basin due to less premium priced shipments and lower earnings in Colorado due to more longwall moves and railroad problems affecting shipments, partially offset by substantially higher earnings in Pennsylvania due to higher production and lower costs.

Coal production, including Cyprus Amax's 48 percent share of Oakbridge, Ltd., of 77 million tons and sales of 79 million tons in 1998 were 11 million tons and 10 million tons lower than the 1997 period, respectively, due to the absence of sales and production from the properties sold in June 1998. Excluding the impact of the sold properties from each year, coal sales increased 2 million tons over 1997 and production was comparable to 1997.

The 1998 average realization was $12.43 per ton, and the average cost of sales was $11.37 per ton. This resulted in a profit margin of $1.06 per ton for the year and a cash margin of $2.81 per ton. This compares with an average realization of $14.53 and an average cost of sales of $13.90, yielding a profit margin of 63 cents per ton and a cash margin of $2.62 per ton for 1997.

Longwall start-up at the Willow Creek mine in Utah commenced in mid-July 1998, with commercial production being achieved on October 1, 1998. On November 25, 1998, an underground mine fire occurred at Willow Creek. There were no injuries, and all employees were safely evacuated and the mine was sealed in a remarkably short period of time. There was minimal damage to the mine and longwall, and continuous miner production is projected to restart in late March. The majority of the Willow Creek workforce has been temporarily reassigned to the nearby Star Point mine where production has been expanded to partially mitigate the absence of production from Willow Creek. The losses that have and are being incurred are expected to be partially offset by insurance recoveries expected to be realized in 1999 and 2000.

Growth in demand for U.S. coal is expected to be strong for at least the next five years. The domestic electric power sector, accounting for 83 percent of U.S. coal production, is expected to grow at a rate equal to or slightly greater than real gross domestic product. The U.S. coal market is projected to grow by approximately two percent in 1999. U.S. coal production is expected to expand to 1,116 million tons in 1999, according to the Energy Information Administration. The major factors influencing growth are stronger demand for electricity, increased reliance on low-cost coal-fired power plants, and little or no growth in nuclear and hydroelectric generation.

The accelerating deregulation of the electric power generation industry has presented new opportunities for innovation. For the past three years, Cyprus Amax Coal has been developing and implementing value-added marketing strategies. Since forming Alliance Power Marketing in 1996, Cyprus Amax Coal has implemented eight wholesale power-market-based coal supply agreements. Terms under these power alliances extend from one to five years, with volumes ranging from 400,000 tons to 1.1 million tons per year. Additional examples of value-added products and services include shared process cost savings through quality optimization, transportation and inventory management, and the emerging opportunities to supply power plants being acquired by non-regulated power generators.

Approximately 92 percent of Cyprus Amax's coal production is sold to domestic electric utility customers. More than 90 percent of projected 1999 production was committed for sale by the start of the year. Of the committed production for 1999, 33 percent will be sold on contracts with terms of five years or more. Overall, Cyprus Amax will sell about 71 million tons in 1999 to 60 customers in 23 states as well as to customers in Australia, the Pacific Rim countries, and Mexico.

Cyprus Amax coal reserves totaled 2.2 billion tons (including Cyprus Amax's 48 percent share of Oakbridge) at December 31, 1998. Domestic reserves of 1.7 billion tons are developed and assigned to operating mines and include approximately 72 percent compliance coal. The developed compliance reserves satisfy the less than 1.2 pound sulfur dioxide Phase II (compliance) standard, which will become effective in 2000. With this large reserve base of compliance coal, in addition to diverse geographical locations that serve growth markets, Cyprus Amax Coal Company believes that it has the resources and market access to be a highly competitive coal company for the long-term.

During 1998 Oakbridge's production and sales of 5 million tons and 6 million tons (Cyprus Amax's 48 percent share), respectively, were comparable to 1997. Oakbridge, which is reported in Earnings (Loss) on Equity Investments and Other, incurred a loss of $3 million in 1998 compared to a loss of $33 million in 1997. The 1998 results included a gain of $10 million on the sale of the Clarence mine in Australia, and the 1997 results included a $13 million write-down of Clarence due to its closure. Excluding the special items, Oakbridge incurred a loss of $13 million in 1998 compared with a loss of $20 million in 1997. The improvement in earnings is primarily due to improved costs in 1998, in spite of weak export coal selling prices. Additionally, in January 1998, Cyprus Amax's ownership interest in Oakbridge increased to 48 percent from 41 percent, for an investment of approximately $10 million.

During 1997 Oakbridge's production of 5 million tons (Cyprus Amax's 41 percent share) was 1 million tons lower than 1996 production primarily due to several mines experiencing problematic mining conditions and labor disruptions. Excluding the 1997 write-down mentioned above, Oakbridge incurred a loss of $20 million in 1997 compared with income of $7 million in 1996. The decrease in earnings was attributable to the factors mentioned above and weak export coal selling prices resulting in an 18 percent drop in average realizations.

LITHIUM

SELECTED LITHIUM DATA (In millions)

                                                        1998            1997           1996
                                                     ----------      ----------     ----------
Revenue                                              $      218      $       96     $       99

Segment Operating Earnings                           $      165      $       21     $       30

Production Volumes, Lbs.
  Carbonate Equivalents                                    31.9            40.2           44.8
Sales Volumes, Lbs.
  Carbonate Equivalents                                    30.0            44.2           44.9

NOTE:  SUPPLEMENTAL DATA (In millions)

                                                        1998            1997            1996
                                                     ----------      ----------     ----------
Special Items                                        $      154      $        -     $        -
Segment Operating Earnings Excluding Special Items   $       11      $       21     $       30

Lithium reported segment operating earnings of $165 million for 1998 compared with $21 million in 1997. The 1998 results included a pre-tax gain of $154 million from the sale of the Lithium business in the fourth quarter of 1998. The Lithium segment operating earnings in 1998 were $10 million lower than in 1997, excluding the gain, primarily due to lower lithium carbonate sales volumes, lower lithium carbonate prices, and the absence of 1998 fourth quarter results because of the sale.

EXPLORATION

SELECTED EXPLORATION RESULTS (In millions)

                                                        1998            1997            1996
                                                     ----------      ----------     ----------
Segment Operating Loss                               $      (45)     $      (43)    $      (20)

Exploration expense of $45 million in 1998 was $2 million higher than in 1997. Exploration expense of $43 million in 1997 was $23 million higher than in 1996 due to the expenditures on the Kansanshi copper project in Zambia and the absence of the gains recorded in 1996 for the sale of Cerro Quema, an exploration project in Panama, and certain other small properties. Exploration expenditures in 1998 primarily funded projects in Africa, Papua New Guinea, Chile, Peru, Eurasia, Indonesia, Australia, and Central America. In 1999 exploration expenses are expected to decrease significantly, to below $15 million, in response to low copper prices.

All Other

SELECTED RESULTS (In millions)

                                                        1998            1997            1996
                                                     ----------      ----------     ----------
Gold                                                 $       10      $        6     $      (36)
Businesses Sold/Non-Operating                               (30)             18             (6)
                                                     ----------      ----------     -----------
Segment Operating Earnings (Loss)                    $      (20)     $       24     $      (42)
                                                     ==========      ==========     ==========

NOTE:  SUPPLEMENTAL DATA  (In millions)

                                                        1998            1997           1996
                                                     ----------      ----------     ----------
Special Items                                        $      (23)     $       19     $      (36)
                                                     ==========      ==========     ==========

All Other, which includes Gold and Businesses Sold/Non-Operating, reported a combined operating loss for 1998 of $20 million compared with earnings of $24 million in 1997 and a loss of $42 million in 1996. The 1998 results included a $23 million pre-tax charge on the settlement of oil and gas legal actions associated with oil and gas properties acquired in the Amax merger and subsequently sold in 1994 and a $5 million pre-tax charge for miscellaneous write-downs, partially offset by a $5 million pre-tax gain on the sale of real estate. During 1997 Cyprus Amax sold the Kubaka mine to Amax Gold and recorded a gain of $19 million, reflecting the minority interest's share. In 1996 Amax Gold wrote down the net asset value of the Guanaco mine in Chile by $36 million. Excluding the special items, All Other reported earnings of $3 million in 1998 and $5 million in 1997 and a loss of $6 million in 1996.

Gold reported operating earnings in 1998 of $10 million, which included a $7 million gain on the monetization of a portion of Amax Gold's foreign tax net operating losses, compared with earnings of $6 million in 1997. The decrease in earnings, excluding the gain, is attributable to the merger of Amax Gold with Kinross Gold Corporation on June 1, 1998, as Cyprus Amax's results for 1998 only include Amax Gold for five months. Subsequently, Cyprus Amax's investment in Kinross is accounted for on an equity basis. In 1997 Gold earnings were $6 million compared with break-even earnings in 1996, excluding the Guanaco mine write-down. This increase in earnings resulted from higher sales and reduced cash costs, partially offset by lower realized prices.

Additionally, Cyprus Amax's equity share in Kinross Gold's losses was $48 million in 1998, which included an asset impairment recorded by Kinross of $50 million and a pre-tax gain of $13 million for the recognition of the sale by Kinross of the pre-merger Amax Gold hedging portfolio.

Businesses Sold/Non-Operating reported a loss of $30 million in 1998 compared with earnings of $18 million in 1997. The 1998 and 1997 results included the above-mentioned special items of $23 million pre-tax and the $19 million gain, respectively.


CORPORATE AND OTHER

Corporate expenses of $40 million for 1998 were $28 million lower than in 1997 primarily due to cost reductions, particularly through reduced staffing and outside services, and the absence of the 1997 pre-tax charge of $7 million for the purchase of approximately 70 percent of the Company's $300 million 9 7/8% Notes. Corporate expenses of $61 million in 1997, excluding the $7 million charge mentioned above, were comparable with 1996.

Net interest expense, after capitalized interest and interest income, decreased $16 million to $146 million in 1998. Interest expense decreased $40 million primarily due to the significant reduction in debt. Interest income decreased $19 million primarily due to the absence of the income earned on Codelco's 49 percent share of El Abra's subordinated debt that was paid back to Cyprus Amax in late 1997. In 1997 net interest expense increased $84 million to $162 million primarily due to lower capitalized interest of $73 million due to the completion of several major construction projects.

The 1998 equity losses of $53 million were $22 million higher than in 1997. Cyprus Amax's equity share in Kinross Gold's losses was $48 million in 1998, which is discussed in the All Other segment section. Additionally, Oakbridge incurred losses of $3 million and $33 million in 1998 and 1997, respectively, and earnings of $7 million in 1996. See the Coal section for a discussion on Oakbridge's results.

In 1998 income taxes reflected an expense of $13 million even though Cyprus Amax reported a loss because tax benefits are not recognized on foreign equity losses and exploration expenses due to the uncertainty of realization. Income tax benefit in 1997, including special items, was $22 million. This included favorable tax adjustments of $38 million resulting from the settlement of certain prior years' tax issues. Income tax expense, including special items, was $11 million for 1996, which included a favorable tax adjustment of $10 million recorded by Amax Gold.

While general inflation rates have remained steady at about two to three percent over the past three years, inflation has continued to affect costs. Higher costs for compensation and benefits, coupled with inflation of certain supplies and service costs, continue to increase mine operating costs; however, Cyprus Amax's company-wide quality and efficiency initiative, Quest 21, has implemented quality improvement programs that have increased productivity and reduced costs. Most of Cyprus Amax's products are commodities whose price changes do not directly correlate to inflation.

ENVIRONMENTAL

During 1998 Cyprus Amax spent approximately $83 million for reclamation, remediation, and environmental compliance compared with 1997 environmental expenditures of about $108 million. About $6 million of the total 1998 spending was for capital expenditures, and $41 million of the total spending was charged to reserves. Environmental expenditures in 1999 are expected to increase to approximately $120 million as a result of increased spending at the Pinal Creek site more fully discussed in Note 14 to the Consolidated Financial Statements.

At December 31, 1998, Cyprus Amax had short-term and long-term accruals of approximately $397 million for expected mine closure, reclamation, and environmental remediation liabilities compared with accruals of $411 million at year-end 1997. Significant components of the year-end 1998 accrual include $237 million for future reclamation and for closure of discontinued or previously sold operations and $160 million for environmental remediation at Superfund and other similar sites.

The reserves for future reclamation and closure include $127 million for Copper/Molybdenum and $110 million for Coal. Significant elements of the reclamation and closure reserves include $52 million for combined Eagle Butte and Belle Ayr mines, $38 million for the Climax molybdenum mine, $30 million for the Tohono mine, and $13 million for the Delta coal mine.

Cyprus Amax has been advised by the Environmental Protection Agency ("EPA") and several state environmental agencies that it may be liable under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or similar state laws and regulations ("Superfund") for costs of correcting environmental hazards at a number of sites that have been or are being investigated by the EPA or states. The Company has estimated the cost range of reasonably possible outcomes for all sites to range between $140 million and $470 million, of which $160 million is considered probable and has been accrued at December 31, 1998. Certain Superfund-type sites and mine reclamation liabilities are discussed in Note 14 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998, Cyprus Amax had a ratio of long-term debt to total capitalization of 44 percent, a ratio of current assets to current liabilities of 1.4 to 1.0, and a cash balance of $353 million.

During 1998 $243 million was generated from operating activities, before changes in working capital, and $415 million from the proceeds of asset sales reflecting the sale of Lithium and the Appalachian and Midwest coal properties. Those sources of funds were sufficient to finance cash requirements for capital expenditures of $228 million, net interest payments of $148 million, dividend payments of $93 million, net repayments on debt and other obligations of $122 million, and $69 million of advances to and investments in affiliates primarily reflecting the additional investment in Kinross Gold Corporation.

In 1997 Cyprus Amax began deleveraging its balance sheet, in particular corporate debt. In June 1997, Cyprus Amax purchased 70 percent of the Company's $300 million 9 7/8% Notes due June 13, 2001, for $232 million, excluding accrued interest. In November 1997, the $1 billion in project loans for the El Abra copper mine was refinanced. This included the $300 million of subordinated debt that Cyprus Amax had contributed to the copper development project and $70 million in accrued interest. Additionally, in December 1997, Cyprus Amax elected to prepay $200 million on the five-year $350 million term loan.

During 1997 Amax Gold completed a $71 million tax-exempt industrial revenue financing for the tailings facility at the Fort Knox mine and refinanced its $34 million portion of the Refugio gold loan. With the Amax Gold merger with Kinross Gold Corporation and the subsequent deconsolidation of Amax Gold, Cyprus Amax eliminated $412 million of debt from its balance sheet in 1998.

In April 1997, Cyprus Amax closed on a long-term $110 million project financing for its Cerro Verde copper mine. Proceeds from the financing were used to repay existing short-term debt that was guaranteed by Cyprus Amax. The term of the financing is eight years. In August 1997, Cyprus Amax amended and restated its $1 billion revolving credit agreement to extend its term until 2002 and to lower the facility fee and borrowing rates. At December 31, 1998, no borrowings were outstanding on this facility.

Non-cash working capital decreased by $150 million during 1998 from $47 million in 1997 primarily due to the effects of the deconsolidation of Amax Gold and the sale of Lithium and the Appalachian and Midwest coal properties. In addition, accounts and notes receivable decreased due to lower copper, molybdenum, and coal realizations and inventories decreased due to lower production costs.

Cash capital expenditures in 1998, excluding capitalized interest, were $228 million, which was a significant drop from 1997's capital expenditures of $391 million due to the completion of Amax Gold's major development projects in 1997 and lower expenditures in 1998 for the development of the Willow Creek coal mine. Copper/Molybdenum capital expenditures of $121 million included $49 million for the Henderson 2000 molybdenum project and the remainder primarily for sustaining and replacement capital and capitalized stripping. Coal cash capital expenditures of $92 million included $46 million for development of the Willow Creek mine in Utah and the remainder for sustaining and replacement capital. Lithium's capital expenditures were $5 million prior to its sale, and Amax Gold's capital expenditures were $6 million prior to its merger.

Capital spending in 1999 is expected to be approximately $270 million. Copper/Molybdenum capital expenditures are estimated at slightly over $200 million with approximately $90 million for the Henderson 2000 project, $10 million at El Abra for construction of a fine ore stockpile, $9 million at Miami on the smelter acid plant drying tower and vent fume scrubber, and the remainder for sustaining and replacement capital and capitalized stripping. Coal expects to spend approximately $50 million in 1999, including $14 million at Emerald for final payments on the longwall and $13 million at Cumberland for shearer replacement, continuous miner, and ventilation shafts.

During 1999 Cyprus Amax expects to be able to generate sufficient funds for general corporate purposes, working capital needs and capital expenditures from operations, sales of selected assets, and existing or new borrowings. Cyprus Amax paid regular dividends of $0.80 per common share and $4.00 per preferred share during 1998. At December 31, 1998, 90.2 million shares of the Company's Common Stock were outstanding. On February 11, 1999, the Board of Directors announced a reduction in dividends to $0.05 per common share per quarter effective in the second quarter of 1999. The Board's decision was a direct reflection of the continued weakness in copper prices.

Effective July 1, 1998, Cyprus Amax modified the employee savings plan, which returned approximately 2 million shares held in trust to the Company's treasury. This transaction had no impact on earnings.

On August 28, 1998, the Cyprus Amax Board of Directors approved a program to buy up to 10 million of its common shares on the open market. As of February 22, 1999, 1,510,300 shares have been purchased at an average cost of $10.74 per share or $16 million.

Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. SFAS No. 133 requires companies to report the fair-market value of derivatives on the balance sheet and record in income and other comprehensive income, as appropriate, any changes in the fair value of the derivative. This statement is effective for all fiscal quarters of the fiscal years beginning after June 15, 1999. The Company does not expect the statement to have a material impact on its financial position or results of operations.

MARKET RISKS

In the ordinary course of business, Cyprus Amax is exposed to market risks relating to fluctuations in commodity price, foreign currency, and interest rate risks. The objective of financial risk management at Cyprus Amax is to minimize the negative impact of commodity price, foreign exchange rate, and interest rate fluctuations on the Company's earnings and cash flows. The Company from time-to-time uses simple, non-leveraged derivative instruments that are placed with major institutions whose creditworthiness is continually monitored. Risk management strategies are reviewed and approved by senior management before being implemented. Policy controls limit the maximum that can be taken in any given instrument. Cyprus Amax does not currently hold or issue derivative instruments for trading purposes.

Commodity Price Risk

The Company from time-to-time uses price protection programs to reduce or eliminate the risk of metal price declines on a portion of its future copper sales. Premiums paid are amortized during the period in which the options are exercisable. Gains on such transactions are matched to product sales and credited to sales revenue when that product is sold. At December 31, 1998, there were no copper price protection programs in place for 1999 or future years. At December 31, 1997, Cyprus Amax had price protection programs in place that would insure a minimum net average realization on an LME basis of 89 cents per pound on 45 percent of total production for 1998. This resulted in a benefit from the 1998 price protection program, net of premium amortization, of $56 million, or 6 cents per pound.

Additionally, in order to eliminate the market risk arising from the volatility of copper prices, Cyprus Amax sells most of its domestic rod and cathode production at the Comex average price in the month of shipment and most of its South American cathode production at the LME average price in the month following the month of shipment.

Some domestic customers require a fixed price on future deliveries, and these sales volumes are hedged by the Company by buying Comex futures contracts for the shipment month. The Comex futures contracts are sold during the month of shipment to recreate the monthly Comex average price for Cyprus Amax. In addition, some international customers require a fixed price or an average price other than the month after month of shipment average price. These sales volumes are hedged by buying over-the-counter LME futures contracts for the required period. The over-the-counter LME futures contracts are sold during the month after the month of shipment to recreate the average LME price for the Company.

At December 31, 1998, the Company had approximately 73 million pounds of copper hedged with futures contracts with deferred unrealized losses of $3 million on these futures contracts, as the offsetting customer transaction will not occur until 1999. Assuming a hypothetical adverse change in copper prices of 10 percent, Cyprus Amax would incur a loss of $8 million, including the $3 million at December 31, 1998. However, any gains or losses on the futures contracts will be offset by a corresponding gain/loss on the related customer sales contract.

Additionally, the Company has a program to maximize competitiveness of South American copper cathode sold in North America and protect the price difference between copper cathode purchased from the mines on an LME basis and then sold on a Comex basis. Cyprus Amax sells over-the-counter Comex futures and buys over-the-counter LME futures simultaneously to fix a premium differential. The positions are unwound at the average LME and Comex price during the month of delivery of the product to North American customers mitigating potential volatility in the price basis. As of December 31, 1998, the Company had approximately 41 million pounds of arbitrage hedged for a negligible value.

Foreign Exchange Rate Risk

From time-to-time, the Company may enter into foreign exchange forward contracts and/or options to manage the currency exposure in foreign countries, primarily Chile, Australia, and Europe where Cyprus Amax has ongoing operations and certain other business transactions, such as the procurement of equipment from foreign sources. At December 31, 1998, Cyprus Amax had approximately $2 million of foreign currency protection in place for its consolidated subsidiaries.

Interest Rate Risk

The Company periodically enters into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. At December 31, 1998, El Abra had four interest rate swap agreements converting approximately $205 million (Cyprus Amax's share) of U.S. dollar debt from variable to an average fixed rate of 5.9 percent with maturities from May 1999 to 2003. Cerro Verde had two interest rate swap agreements outstanding at December 31, 1998, for $66 million of U.S. dollar debt converting to a fixed rate of 5.9 percent and maturing in 2002 and 2005. Springvale had three interest rate swap agreements in place at December 31, 1998, that convert $53 million of Australian dollars into fixed debt at 7.2 percent and matures in 2002. See Notes 2 and 8 for a discussion of the accounting policies on Hedging Programs and Derivative Contracts and Derivative Financial Instruments and Fair Value of Financial Instruments.

YEAR 2000 CONVERSION

State of Readiness

Cyprus Amax has created and staffed a Year 2000 (Y2K) Program Management Office to oversee and coordinate Year 2000 conversion for the Company. This is a company-wide project to address the issues that are likely to arise if computer programs and embedded computer chips are unable to properly recognize, communicate, or react to dates in and after the Year 2000. The Year 2000 project is a priority within Cyprus Amax, and each major business unit -- Copper/Molybdenum, Coal, and Corporate -- has dedicated full-time individuals along with a much larger group of mine site individuals who have been assigned specific Year 2000 responsibilities. In certain cases, Cyprus Amax has engaged third parties to assist in the Y2K efforts. Year 2000 date processing has potential implications to Cyprus Amax's business applications and automated mine operations, such as process controllers and other electronic measuring devices. The project is focused in three main areas:

  1.  Information Technology (IT) hardware and software;

  2. Non-IT systems embedded in equipment that controls, supports, or monitors Cyprus Amax's assets such as mining, milling, safety, environmental, transportation, and communication; and

  3. Business relationships with third parties such as suppliers, customers, and governmental entities.

Project work dealing with IT and Non-IT systems is organized into five major phases:


  1.  Awareness        Identification and training of those responsible for
                       timely resolution of the Y2K problem.

  2.  Inventory        All systems that might cause Y2K failure are identified
                       (including those linked to third parties).

  3.  Assessment       Inventoried systems are classified by several levels of
                       criticality, and the state of Year 2000 compliance is determined. Judgments are made as to which systems would likely be materially important. Strategies and remediation plans are produced.

  4.  Remediation      Non-compliant systems are retired, remediated/upgraded,
      and Testing      or replaced, as appropriate, and then tested. Based on
                       findings, contingency plans are created and tested, if critical.

  5.  Implementation   Implementing the strategies and executing the plans.


Cyprus Amax has completed the awareness phase and has largely completed the inventory and assessment phases of the process with respect to IT and Non-IT systems. The remediation and implementation phases involve remediating and testing non-compliant code, replacement and testing of computing infrastructure and telecommunications devices, and upgrading and testing of end user applications. These phases are in process, and Cyprus Amax expects to be essentially completed by the third quarter of 1999.

Project work dealing with external agents such as vendors and customers is organized into four major phases:

  1.  Awareness        The identification of Cyprus Amax's relationships with
                       external agents and the establishment of criticality for each. Communication with each entity to elicit information about their plans and actions to achieve timely Year 2000 readiness.

  2.  Evaluation     Information from the contact is evaluated and action plans are formulated as appropriate.

  3.  Follow-up      Continued contact with the external agents to assure they
                     will achieve timely Year 2000 compliance and to assure our reliance on current information.

  4.  Mitigation/    Depending on the findings, Cyprus Amax defines alternatives
      Contingency    and creates contingency plans.

Cyprus Amax has largely completed the awareness and evaluation steps for external entities with most work being focused on providing most-current compliance information to Y2K teams. The follow-up and remediation phases have been undertaken and will be continuous and ongoing through the end of 1999; however, the majority of the work will be completed by the end of the second quarter of 1999.

COSTS

Cyprus Amax estimates that the cost of efforts to prepare for Year 2000 from calendar year 1997 through 1999 is from $23 million to $29 million, of which $12 million has been spent through December 31, 1998. All project costs are being funded with cash flows from operations. As a result of the project, certain IT projects to improve business functionality have been reprioritized and accelerated. The deferral of any IT work due to the Year 2000 efforts will not have a material adverse effect on Cyprus Amax's results of operations or financial condition.

Risks and Contingency Plans

Risks to Cyprus Amax resulting from failure of its systems or from failure of third parties are essentially the same as for other firms in the mining industry. The following are representative of the types of risks that could result in the event of one or more major failures of Cyprus Amax's information systems, mining sites, or facilities to be Year 2000 ready, or similar major failures by one or more major third party suppliers or customers of Cyprus Amax.

  1. Information systems - could include disruptions of business and transaction processing such as customer billing, payroll, accounts payable, purchasing, and other information processes until the systems can be remedied or replaced;

  2. Mining facilities - could include disruptions of mining processes and facilities with delays in delivery of products until non-compliant components can be remedied;

  3. Major suppliers - could include disruptions in the provision of supplies and components that could cause subsequent interruptions of mining activities and delays in delivery; and

 4. Major customers - could include disruptions in sales, revenue, and cash inflow as a major customer may not be Year 2000 compliant or one of their suppliers may experience failures that could impact the amount of copper, molybdenum, or coal they require.

To minimize the risks associated with the Year 2000 issue, Cyprus Amax has begun work (1) to identify scenarios involving possible failures for Year 2000 focusing on critical systems and critical third party vendors and customers and
(2) to develop contingency plans for mitigating the impact of these scenarios. This involves determining the most reasonably likely worst case Year 2000 scenarios. This work is in process; however, Cyprus Amax believes that its largest potential risks involve third parties since Cyprus Amax cannot control their Y2K efforts. Although there are many areas of potential risk, at present Cyprus Amax believes that the highest potential risks are problems with the provision of power to its operations, transportation-related problems, and the potential failure or undue degradation of customer demand or markets for its products, any of which could have an adverse impact on the Company's operations and financial results. The Company expects to have a contingency plan in place by the third quarter of 1999.

Cyprus Amax believes it is taking the necessary steps to resolve Year 2000 issues; however, there can be no assurance that any one or more such failures would not have a material adverse effect on Cyprus Amax. Actual outcomes and results could be affected by future factors including, but not limited to, availability of skilled personnel, ability to identify and remediate software problems, critical suppliers and subcontractors meeting commitments, and timely actions by customers and suppliers.

CAUTIONARY "SAFE HARBOR" STATEMENT UNDER THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

With the exception of historical matters, the matters discussed in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Such forward-looking statements include statements regarding Year 2000 compliance issues, projections of mineral production levels, cash operating costs, capital expenditure levels, certain significant costs and expenses, price protection programs, percentage increases and decreases in production from the Company's operations, schedules for completion of feasibility studies and initial feasibility studies, potential increases in reserves and production, the timing and scope of future drilling and other exploration activities, expectations regarding receipt of permits and commencement of mining or production, anticipated recovery rates, and potential acquisitions or increases in property interests. Factors that could cause actual results to differ materially include changes in relevant mineral prices, mineral supply contract renegotiations, the presence or absence of price protection programs, unanticipated ore grade, geological, hydrological, metallurgical, processing, access, transportation activities, results of pending and future feasibility studies, operating and development project risks, changes in project parameters as plans continue to be refined, availability of skilled personnel, ability to identify and remediate Year 2000 problems, impact of Year 2000 compliance problems of third parties, political, economic, and operational risks of foreign and domestic operations, joint venture relationships, competitive conditions, availability of materials and equipment, the timing and receipt of governmental permits, changes in laws or regulations or their interpretation and application, force majeure events, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, adverse weather, labor relations, delays in start-up dates, environmental costs and risks, the outcome of acquisition or disposition negotiations, and general domestic and international economic and political conditions, as well as other factors described herein or in the Company's filings with the U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to predict or control. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

REPORT OF MANAGEMENT

The management of Cyprus Amax Minerals Company is responsible for the integrity and objectivity of the financial statements and other financial information contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles and include estimates that are based on management's best judgment.

Cyprus Amax maintains an internal control system, which includes formal policies and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. Cyprus Amax's internal audit function audits compliance with the internal control system and issues reports to Cyprus Amax's management and the Audit Committee of the Board of Directors.

Cyprus Amax's financial statements have been audited by PricewaterhouseCoopers LLP, whose appointment is ratified yearly by the shareholders at the annual shareholders' meeting. PricewaterhouseCoopers LLP conducted its audit in accordance with generally accepted auditing standards. These standards include an evaluation of internal accounting controls in establishing the scope of audit testing necessary to allow them to render an independent professional opinion on the fairness of Cyprus Amax's financial statements.

The Audit Committee of the Board of Directors, composed solely of directors who are not Cyprus Amax employees, meets periodically with representatives of management and PricewaterhouseCoopers LLP to review their work and ensure that they are properly discharging their responsibilities.


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


/s/ Gerald J. Malys
Gerald J. Malys
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)


/s/John Taraba
John Taraba
Vice President and Controller
(Principal Accounting Officer)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Cyprus Amax Minerals Company:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Cyprus Amax Minerals Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
Denver, Colorado
February 11, 1999

CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31
(In millions except per share data)                                                   1998            1997           1996
                                                                                 --------------  --------------  -------------
REVENUE                                                                               $  2,566        $  3,346       $  2,843
                                                                                      --------        --------       --------
COSTS AND EXPENSES
  Cost of Sales                                                                          1,787           2,257          2,074
  Selling and Administrative Expenses                                                      119             128            128
  Depreciation, Depletion, and Amortization                                                361             444            339
  Write-Downs and Special Charges                                                          118             241            116
  Exploration Expense                                                                       45              43             34
                                                                                      --------        --------       --------
TOTAL COSTS AND EXPENSES                                                                 2,430           3,113          2,691
                                                                                      --------        --------       --------

INCOME FROM OPERATIONS                                                                     136             233            152

OTHER INCOME (EXPENSE)
  Interest Income                                                                           17              36             28
  Interest Expense                                                                        (168)           (208)          (189)
  Capitalized Interest                                                                       5              10             83
  Earnings (Loss) on Equity Investments and Other                                          (53)            (31)             3
                                                                                      --------        --------       --------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST                                    (63)             40             77
  Income Tax (Provision) Benefit                                                           (13)             22            (11)
  Minority Interest                                                                          1               7             11
                                                                                      --------        --------       --------
NET INCOME (LOSS)                                                                          (75)             69             77
  Preferred Stock Dividends                                                                (19)            (19)           (19)
                                                                                      --------        --------       --------
INCOME (LOSS) APPLICABLE TO COMMON SHARES                                             $    (94)       $     50       $     58
                                                                                      ========        ========       ========

EARNINGS (LOSS) PER COMMON SHARE
  Basic and Diluted/(1)/                                                              $  (1.02)       $   0.54       $   0.62

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
  Basic                                                                                     92              93             93
  Diluted                                                                                  102             103            103

/(1)/ Diluted earnings (loss) per share were anti-dilutive in 1998, 1997, and 1996.

The accompanying notes are an integral part of these statements.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET

At December 31 (In millions except share amounts)                                                 1998              1997
                                                                                               ----------        ----------
ASSETS
CURRENT ASSETS
  Cash and Cash Equivalents                                                                       $  353            $  250
  Accounts Receivable, Net                                                                            48               139
  Notes Receivable, Net                                                                               69                62
  Inventories                                                                                        386               526
  Prepaid Expenses                                                                                    52               147
  Deferred Income Taxes                                                                               13                 8
                                                                                                  ------            ------
   Total Current Assets                                                                              921             1,132
                                                                                                  ------            ------
PROPERTIES - At Cost, Net                                                                          3,842             4,978
EQUITY INVESTMENTS                                                                                   345               102
OTHER ASSETS                                                                                         233               247
                                                                                                  ------            ------
TOTAL ASSETS                                                                                      $5,341            $6,459
                                                                                                  ======            ======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-Term Debt                                                                                 $   35            $   55
  Current Portion of Long-Term Debt                                                                  126               180
  Accounts Payable                                                                                    81               139
  Accrued Payroll and Benefits                                                                        75               100
  Accrued Royalties and Interest                                                                      38                50
  Accrued Closure, Reclamation, and Environmental                                                     97                59
  Other Accrued Liabilities                                                                          126               143
  Taxes Payable Other Than Income Taxes                                                               49                67
  Income Taxes Payable                                                                                25                23
  Dividends Payable                                                                                   19                19
                                                                                                  ------            ------
   Total Current Liabilities                                                                         671               835
                                                                                                  ------            ------
NONCURRENT LIABILITIES AND DEFERRED CREDITS
  Long-Term Debt                                                                                   1,677             2,089
  Capital Lease Obligations                                                                           41               113
  Deferred Employee and Retiree Benefits                                                             345               407
  Deferred Closure, Reclamation, and Environmental                                                   300               352
  Deferred Income Taxes                                                                               57                57
  Other                                                                                               59               117
                                                                                                  ------            ------
   Total Noncurrent Liabilities and Deferred Credits                                               2,479             3,135
                                                                                                  ------            ------
COMMITMENTS AND CONTINGENCIES (NOTES 14 AND 16)                                                        -                 -
MINORITY INTEREST                                                                                     34               159
                                                                                                  ------            ------
SHAREHOLDERS' EQUITY
  Preferred Stock, $1 Par Value, 20,000,000 Shares Authorized:
     $4.00 Series A Convertible Stock, $50 Stated Value,
     4,664,302 Shares Issued in 1998 and 1997                                                          5                 5
  Common Stock, Without Par Value, 150,000,000 Shares Authorized,
     96,031,015 Shares Issued in 1998 and 96,031,038 in 1997                                           1                 1
  Paid-In Surplus                                                                                  2,917             2,947
  Accumulated Deficit                                                                               (672)             (504)
  Accumulated Other Comprehensive Income                                                              (3)               (8)
                                                                                                  ------            ------
                                                                                                   2,248             2,441
  Treasury Stock at Cost, 5,816,090 Shares in 1998 and
     2,548,867 Shares in 1997                                                                        (91)              (58)
  Loan to Savings Plan                                                                                 -               (53)
                                                                                                  ------            ------
   Total Shareholders' Equity                                                                      2,157             2,330
                                                                                                  ------            ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                        $5,341            $6,459
                                                                                                  ======            ======

The accompanying notes are an integral part of these statements.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31 (In millions)                                        1998                1997                1996
                                                                        -------------       -------------       -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (Loss)                                                            $ (75)              $  69               $  77
  Adjustments to Reconcile Net Income (Loss) to Net
   Cash Provided by Operating Activities:
    Depreciation, Depletion, and Amortization                                    361                 444                 339
    Write-Downs and Special Charges                                              118                 241                 116
    Deferred Income Taxes                                                         (6)                 (8)                 13
    Gain on Sales of Assets                                                     (137)               (166)                (41)
    Issuance of Stock for Employee Benefits                                        1                   6                   6
    Other, Net                                                                    76                  62                  13
  Changes in Assets and Liabilities Net of Effects from
   Businesses Acquired/Sold:
    Decrease (Increase) in Receivables                                            18                 (15)                146
    Increase in Inventories                                                       (3)                (36)                (61)
    Decrease (Increase) in Prepaid Expenses                                       59                  (1)                (25)
    Decrease in Current Liabilities                                              (80)                (25)                (17)
    (Increase) Decrease in Other Assets                                           (7)                 14                  (1)
    Decrease in Other Liabilities                                                (88)               (104)               (125)
                                                                               -----               -----               -----
NET CASH PROVIDED BY OPERATING ACTIVITIES                                        237                 481                 440
                                                                               -----               -----               -----

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital Expenditures                                                          (228)               (391)               (856)
  Payments for Businesses Purchased                                                -                   -                 (70)
  Capitalized Interest                                                            (5)                (10)                (83)
  Advances from (to) and Investments in Affiliates                               (69)                155                 (12)
  Collections on Notes Receivable                                                  6                   7                   -
  Proceeds from Sales of Assets                                                  415                 154                  63
  Cash Effect of Deconsolidating Amax Gold Inc.                                  (18)                  -                   -
                                                                               -----               -----               -----
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                             101                 (85)               (958)
                                                                               -----               -----               -----

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from Sale-Leaseback                                                     -                   -                  24
  Net Proceeds from Issuance of Long-Term Debt                                     5                 681                 722
  Payments on Long-Term Debt                                                     (87)               (911)                (14)
  Net Borrowings on Short-Term Debt                                               21                  91                 526
  Payments on Short-Term Debt                                                    (31)                (74)               (596)
  Production Payments                                                              -                   -                 (25)
  Payments on Capital Lease Obligations                                          (30)                (28)                (18)
  Proceeds from Issuance of Stock for Employee Benefits                            -                   1                   1
  Dividends Paid                                                                 (93)                (92)                (93)
  Dividends to Minority Interests                                                 (4)                 (7)                 (7)
  Stock Repurchase Program                                                       (16)                  -                   -
                                                                               -----               -----               -----
NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES                            (235)               (339)                520
                                                                               -----               -----               -----

NET INCREASE IN CASH AND CASH EQUIVALENTS                                        103                  57                   2
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   250                 193                 191
                                                                               -----               -----               -----
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $ 353               $ 250               $ 193
                                                                               =====               =====               =====

The accompanying notes are an integral part of these statements.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                 Preferred Stock                   Common Stock
                                                          -----------------------------      -----------------------
                                                              Shares                          Net Shares               Paid-In
(In millions)                                               Outstanding         Amount       Outstanding     Amount    Surplus
                                                          --------------     ----------      -----------    --------  ----------
December 31, 1995                                                      5    $         5               93    $      1  $    2,956

Comprehensive Income:
  Net Income
  Unrealized Gain on Securities, Net of
   Reclassification Adjustment
  Foreign Currency Translation Adjustment

Comprehensive Income

Dividends
  Preferred Stock, Series A
  Common Stock
Common Stock Issued for
  Employee Benefit Plans and
  Exercise of Stock Options                                                                                                   (4)
                                                          --------------    -----------      -----------    --------  ----------
December 31, 1996                                                      5              5               93           1       2,952

Comprehensive Income:
  Net Income
  Foreign Currency Translation Adjustment
   (Net of Tax Benefit of $4 million)
Comprehensive Income

Dividends
  Preferred Stock, Series A
  Common Stock
Common Stock Issued for
  Employee Benefit Plans and
  Exercise of Stock Options                                                                                                   (5)
                                                          --------------    -----------      -----------    --------  ----------
December 31, 1997                                                      5              5               93           1       2,947

Comprehensive Income (Loss):
  Net Income (Loss)
  Foreign Currency Translation Adjustment
   (Net of Tax of $6 million)
  Minimum Pension Liability Adjustment

Comprehensive Income (Loss)

Dividends
  Preferred Stock, Series A
  Common Stock
Common Stock Issued for
  Employee Benefit Plans and
  Exercise of Stock Options                                                                                                   (6)
Repayment of Savings Plan Loan                                                                                               (24)
Purchase of Common Stock                                                                              (3)
                                                          --------------    -----------      -----------    --------  ----------
December 31, 1998                                                      5    $         5               90    $      1  $    2,917
                                                          ==============    ===========      ===========    ========  ==========

                                                                     Accumulated
                                                                        Other                      Loan to        Total
                                                     Accumulated    Comprehensive     Treasury     Savings     Shareholders'
(In millions)                                          Deficit          Income          Stock        Plan         Equity
                                                     -----------   --------------  ------------  -----------   -------------
December 31, 1995                                    $     (465)   $        2      $       (70)  $      (64)   $    2,365
                                                                                                               ----------
Comprehensive Income:
  Net Income                                                 77                                                        77
  Unrealized Gain on Securities, Net of
   Reclassification Adjustment                                              1                                           1
  Foreign Currency Translation Adjustment                                   2                                           2
                                                                                                               ----------
Comprehensive Income                                                                                                   80
                                                                                                               ----------
Dividends
  Preferred Stock, Series A                                 (19)                                                      (19)
  Common Stock                                              (74)                                                      (74)
Common Stock Issued for
  Employee Benefit Plans and
  Exercise of Stock Options                                                                  6            6             8
                                                     ----------    ----------      -----------   ----------    ----------
December 31, 1996                                          (481)            5              (64)         (58)        2,360
                                                     ----------    ----------      -----------   ----------    ----------
Comprehensive Income:
  Net Income                                                 69                                                        69
  Foreign Currency Translation Adjustment                                 (13)                                        (13)
   (Net of Tax Benefit of $4 million)
                                                                                                               ----------
Comprehensive Income                                                                                                   56
                                                                                                               ----------
Dividends
  Preferred Stock, Series A                                 (19)                                                      (19)
  Common Stock                                              (73)                                                      (73)
Common Stock Issued for
  Employee Benefit Plans and
  Exercise of Stock Options                                                                  6            5             6
                                                     ----------    ----------      -----------   ----------    ----------
December 31, 1997                                          (504)           (8)             (58)         (53)        2,330
                                                                                                               ----------
Comprehensive Income (Loss):
  Net Income (Loss)                                         (75)                                                      (75)
  Foreign Currency Translation Adjustment                                  17                                          17
   (Net of Tax of $6 million)
  Minimum Pension Liability Adjustment                                    (12)                                        (12)
                                                                                                               ----------
Comprehensive Income (Loss)                                                                                           (70)
                                                                                                               ----------
Dividends
  Preferred Stock, Series A                                 (19)                                                      (19)
  Common Stock                                              (74)                                                      (74)
Common Stock Issued for
  Employee Benefit Plans and
  Exercise of Stock Options                                                                  8            4             6
Repayment of Savings Plan Loan                                                             (25)          49             -
Purchase of Common Stock                                                                   (16)                       (16)
                                                     ----------    ----------      -----------   ----------    ----------
December 31, 1998                                    $     (672)   $       (3)     $       (91)  $        -    $    2,157
                                                     ==========    ==========      ===========   ==========    ==========

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

The Copper/Molybdenum segment mines, processes, and markets copper and molybdenum primarily in the Americas and Europe. The Company operates three major copper mines in Arizona, one in Chile, one in Peru, and one primary molybdenum mine in Colorado. Additionally, the Company operates two copper rod plants, a copper smelter, and a refinery in the United States. The Company also processes molybdenum concentrates at its conversion plants in the United States and Europe into such products as technical grade molybdic oxide, ferromolybdenum, pure molybdic oxide, and other molybdenum chemicals. The South American mines are expected to account for 40 percent of the planned 1999 production of approximately 1 billion pounds. Substantially all of Cyprus Amax's copper metal production is committed under sales agreements with metal fabricators at prices that fluctuate with commodity exchange quotations, and approximately 20 percent of copper/molybdenum sales in 1998 were for export markets. The Company does not believe that the loss of any one customer would have a material adverse effect on the results of Cyprus Amax, and since copper/molybdenum is internationally traded, the sales should be readily replaced. From time-to-time the Company uses various price protection programs to ameliorate the adverse effect of low prices for its copper production.

The Coal segment mines, cleans, markets, and sells coal to electric utilities and industrial users. The majority of the Company's coal is produced in the United States and sold to domestic electric utilities under term contracts, with an initial term of at least one year. Coal is typically sold under term contracts at fixed prices subject to escalation, de-escalation, and renegotiation. Loss of any one customer would not have a material adverse effect on the results of Cyprus Amax. On June 29, 1998, Cyprus Amax sold 11 of its Appalachian and Midwest coal properties to Coal Ventures, Inc. (AEI) of Ashland, Kentucky. After the sale, the Coal segment has 9 domestic operating mines of which 3 are governed by union contracts. Union representation accounts for approximately 41 percent of Coal's employees and 20 percent of domestic production. The contract with the United Mine Workers of America expires in April of 2003.

The Lithium segment, which was a major producer of lithium with production facilities in the United States and Chile, was sold on October 13, 1998, to an affiliate of Chemetall GmbH, a specialty chemicals unit of Metallgesellschaft AG.

On June 1, 1998, Amax Gold Inc. (Amax Gold or AGI) completed its merger with Kinross Gold Corporation (Kinross). Cyprus Amax owned 58.8 percent of Amax Gold, which was converted into Kinross shares, and additionally Cyprus Amax purchased about $135 million of Kinross Gold Common Stock for cash and the repayment of Amax Gold debt. At December 31, 1998, Cyprus Amax owned approximately 30 percent of Kinross. Amax Gold was engaged in the mining and processing of gold and silver ore and in the exploration for, and acquisition and development of, gold-bearing properties, principally in the Americas, Russia, Australia, and Africa.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The financial statements include the accounts of Cyprus Amax Minerals Company and related entities that it controls. Investments in companies over which the Company can exercise significant influence, but not control, are accounted for using the equity method. Investments in joint ventures are accounted for using proportionate consolidation, consistent with accepted mining industry practice.

EARNINGS PER SHARE (EPS) - Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" was adopted in the fourth quarter of 1997. SFAS No. 128 replaced the presentation of primary EPS with a presentation of basic EPS. Basic earnings per common share are determined by dividing net income

                CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

as reduced by preferred stock dividends by the weighted average number of common shares outstanding during the year. Diluted earnings per share are determined by dividing net income by the weighted average number of common shares and common stock equivalents outstanding plus shares that would be issued upon conversion of the preferred stock. At December 31, 1998, 1997, and 1996, Cyprus Amax had Series A Convertible Preferred Stock outstanding that could be converted into approximately 10 million shares of Common Stock.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Overdrafts representing outstanding checks in excess of funds on deposit are classified as accounts payable.

ACCOUNTS RECEIVABLE - Cyprus Amax entered into an agreement in November 1996 to sell coal, copper, and molybdenum receivables on an ongoing basis. Cyprus Amax's accounts and notes receivable at December 31, 1998, 1997, and 1996, were net of $100 million, $150 million, and $150 million, respectively, of receivables sold.

INVENTORIES - Inventories are carried at the lower of current market value or cost. Coal product inventories and materials and supplies inventories are generally valued on the basis of average costs. Molybdenum inventories are computed on the last-in, first-out (LIFO) method. The costs of all other product inventories are determined on the first-in, first-out (FIFO) method.

PROPERTIES - Costs for mineral rights and certain tangible assets and mine development costs incurred to expand capacity of operating mines, develop new ore bodies, or develop mine areas substantially in advance of current production are capitalized and charged to operations generally on the units-of-production method. Mobile mining equipment and most other assets are depreciated on a straight-line basis over their estimated useful lives. Interest costs for the construction or development of significant long-term assets are capitalized and amortized over the related assets' estimated useful lives or the life of the mine, whichever is shorter. Gains or losses upon retirement or replacement of equipment and facilities are credited or charged to income.

IMPAIRMENT OF LONG-LIVED ASSETS - Cyprus Amax follows SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 prescribes that an impairment loss is recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset. Impairment is recorded based on an estimate of future discounted cash flows.

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

                CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

RECLAMATION AND ENVIRONMENTAL COSTS - Minimum standards for mine reclamation have been established by various governmental agencies that affect certain operations of the Company. Certain reclamation is performed and expensed on an ongoing basis as mining operations are performed. The remaining reclamation costs are related to mine closure and are accrued and charged against income on a units-of-production basis over the life of the mine.

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

NEW ACCOUNTING STANDARDS ADOPTED - For the year ended December 31, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires the reporting and display of total comprehensive income and its components in a full set of general-purpose financial statements. The Company has presented the required information in the Consolidated Statement of Shareholders' Equity. SFAS No. 130 has no effect on the Company's results of operations, financial position, capital resources, or liquidity.

For the year ended December 31, 1998, Cyprus Amax adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 is based on the "management" approach for reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosure about the Company's products, the geographic areas in which it earns revenue and holds long-lived assets, and its major customers. See Note 18 of the Consolidated Financial Statements.

For the year ended December 31, 1998, Cyprus Amax adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which requires additional disclosures. The Company's measurement or recognition of pension and other postretirement benefit obligations will not change under SFAS No. 132, only the disclosures regarding such plans. See Note 11 of the Consolidated Financial Statements.

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

                CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

with assets; and useful lives for depreciation, depletion, and amortization. Actual results could differ from those estimated.

NOTE 3: BUSINESS ACQUISITIONS AND DISPOSITIONS

On October 13, 1998, Cyprus Amax completed the sale of its Cyprus Foote Mineral Company lithium subsidiary to an affiliate of Chemetall GmbH, a specialty chemicals unit of Metallgesellschaft AG. Cyprus Amax received $305 million in cash at the closing and reported an after-tax gain of approximately $110 million in the fourth quarter.

On June 29, 1998, Cyprus Amax completed the sale of 11 of its Appalachian and Midwest coal properties to Coal Ventures, Inc. of Ashland, Kentucky. Cyprus Amax received $93 million in cash and recorded a second quarter after-tax loss of $12 million on the sale.

On June 1, 1998, Amax Gold completed its merger with Toronto-based Kinross Gold Corporation. Cyprus Amax's 58.8 percent share of Amax Gold Common Stock was converted into Kinross shares at the rate of 0.8 of a share of Kinross Common Stock for each share of Amax Gold. Cyprus Amax also purchased about $135 million of Kinross Common Stock for cash and the repayment of Amax Gold debt. At the time of the merger, Cyprus Amax owned approximately 31 percent of Kinross and received warrants to buy an additional 10 million shares of Kinross. Beginning June 1, 1998, Cyprus Amax reported its investment in Kinross on an equity basis.

On September 30, 1997, Cyprus Amax sold a 15 percent interest in its wholly-owned subsidiary, Cyprus Plateau Mining Corporation, to Mitsubishi Corporation for cash proceeds of $29 million.

On September 30, 1997, Cyprus Amax sold its wholly-owned subsidiary, Cyprus Mineral Park Corporation, and the copper ore body at the Cyprus Tonopah Mining Corporation to Equatorial Mining N.L.In the second quarter of 1997, Cyprus Amax sold its 50 percent interest in the Kubaka gold mine in eastern Russia to Amax Gold. Under terms of the transactions, Cyprus Amax received 15.4 million shares of Amax Gold Common Stock.

On February 13, 1996, Cyprus Amax acquired a 50 percent interest in the Springvale underground coal mine in New South Wales, Australia, at a cost of approximately $70 million.

NOTE 4: WRITE-DOWNS AND SPECIAL CHARGES

Write-Downs and Special Charges reported on the Consolidated Statement of Operations consist of the following:

In the second quarter of 1998, a $4 million pre-tax charge was recorded to write down certain information system assets.

In the fourth quarter of 1998, a $114 million pre-tax charge was recorded. This included a $21 million pre-tax charge to write down the copper inventory to market at the Tohono mine, near Casa Grande, Arizona, and a $9 million pre-tax charge for the obsolescence write-down of a rail haulage system due to the construction of a replacement conveyor system at the Henderson molybdenum operation in Colorado. Additionally, an $80 million pre-tax charge was recorded for future environmental remediation costs for the Pinal Creek project near the Company's Miami, Arizona, copper mine and a $4 million pre-tax charge for the write-down of development costs associated with a leach pad at the Miami mine, which is not necessary under the revised mine plan.

                CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In the first quarter of 1997, a $101 million pre-tax charge was recorded to write down the asset basis and to provide for employee separation and mine closure costs at the Wabash and Delta mines due to the sale and assignment of two coal contracts. In addition, a $10 million pre-tax charge was recorded at the Star Point mine in Utah primarily to write down equipment and to accrue for potential closure costs and $6 million of pre-tax charges were recorded for the write-down of other coal assets.

In the third quarter of 1997, a $17 million pre-tax charge was recorded for the closure of the Maple Meadow mine in West Virginia in the fourth quarter of 1997 and an adjustment to mine closure costs for the Ayrshire mine in Indiana.

In the fourth quarter of 1997, a $102 million pre-tax charge was recorded. This included $36 million and $5 million pre-tax charges for the anticipated closure of the Armstrong Creek and Shoshone mines, respectively, reclamation adjustments of $7 million at the Star Point and Chinook mines, and miscellaneous coal asset adjustments of $6 million. Additionally, SFAS No. 121 impairment pre-tax charges of $34 million and $14 million were recorded at the West Virginia steam coal properties and the Chinook mine, respectively, due to updated mine and business plans that reflected the current views on the domestic markets for mid-to high-sulfur coal and updated reserve information.

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

NOTE 5: INVENTORIES

Inventories detailed by component and operating segment are summarized below:

At December 31 (In millions)              1998             1997
                                     -----------      ------------
Component
  Ores, Concentrates, and Other
    In-Process Inventories           $       197      $        234
  Finished Goods                             120               178
  Materials and Supplies                      69               114
                                     -----------      ------------
                                     $       386      $        526
                                     ===========      ============
Operating Segment
  Copper/Molybdenum                  $       308      $        310
  Coal                                        78               128
  Lithium                                      -                31
  All Other                                    -                57
                                     -----------      ------------
                                     $       386      $        526
                                     ===========      ============

The excess of estimated replacement cost over the LIFO basis was $4 million at December 31, 1998, and $43 million at December 31, 1997.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Note 6:  PROPERTIES

At December 31 (In millions)                               1998              1997
                                                       -------------     -------------
Copper/Molybdenum                                      $       3,648     $       3,523
Coal                                                           2,788             3,241
Lithium                                                            -               165
Exploration                                                        4                 6
All Other                                                         38             1,163
Corporate                                                         72                72
                                                       -------------     -------------
                                                               6,550             8,170
Less:  Accumulated Depreciation, Depletion,
  Amortization, and Write-downs                               (2,708)           (3,192)
                                                       -------------     -------------
Net Properties                                         $     $ 3,842     $       4,978
                                                       =============     =============
Net Properties consist of the following:
  Property, Plant, and Equipment                       $       2,152     $       2,688
  Reserves/Mineral Rights and Sales Contracts                  1,690             2,290
                                                       -------------     -------------
Net Properties                                         $       3,842     $       4,978
                                                       =============     =============

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 7:  DEBT

At December 31 (In millions)                                                           1998             1997
                                                                                  --------------   --------------
10 1/8% Notes, Due 2002                                                           $          150   $          150
9 7/8% Notes, Due 2001                                                                        91               91
8 3/8% Debentures, Due 2023                                                                  150              150
7 3/8% Notes, Due 2007                                                                       250              250
6 5/8% Notes, Due 2005                                                                       250              250
Cyprus Amax Term Loan Facility, 6.1% for 1998,
  Due 2001                                                                                   150              150
Capital Lease Obligations,
  Interest Rates Range from 7.4% to 8.5%,
  Due from 1999 through 2005                                                                  95              145
El Abra Project Financing, 6.7% for 1998, Due from 1999
  through 2007                                                                               456              510
Cerro Verde Project Financing, 8.8% for 1998, Due from 1999
  through 2005                                                                                98              106
Springvale Project Financing, 5.9% for 1998, Due from 1999
  through 2006                                                                                41               55
Springvale Bank Loans, 6.3% for 1998                                                          36               42
Fort Knox Financing, 7.0% for 1998                                                             -              222
Kubaka Project Financing, 9.2% for 1998                                                        -               73
Fort Knox Industrial Revenue Bond, 4.5% for 1998                                               -               71
Amax Gold Corporate Financing, 6.8% for 1998                                                   -               40
Other                                                                                         75               72
                                                                                  --------------   --------------
                                                                                           1,842            2,377
Add:  Unamortized Net Premium                                                                  2                5
                                                                                  --------------   --------------
                                                                                           1,844            2,382
Less:  Current Portion                                                                      (126)            (180)
                                                                                  --------------   --------------

  Long-Term Debt and Capital Lease Obligations                                    $        1,718   $        2,202
                                                                                  ==============   ==============

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Scheduled debt maturities (in millions), excluding capital lease obligations, as of December 31, 1998, for the next five years are $72, $75, $317, $224, and $103 for 1999, 2000, 2001, 2002, and 2003, respectively.

In June 1998, debt totaling $412 million was removed from the balance sheet as part of the merger of Amax Gold with Kinross Gold Corporation. The merger transaction is more fully described in Note 3. Amax Gold's debt obligations at June 1, 1998, included the Fort Knox financing of $208 million, Kubaka financing of $74 million, Fort Knox industrial revenue bonds of $71 million, Amax Gold corporate financing of $40 million, and capital lease obligations of $19 million. Cyprus Amax continues to guarantee the full loan amount of the Kubaka project financing until certain completion tests are met. At December 31, 1998, approximately $92.5 million was outstanding. Kinross pays a 1.75 percent interest differential to Cyprus Amax as a guarantee fee on the industrial revenue bonds.

In November 1997, Cyprus Amax, along with its joint venture partner Corporacion Nacional del Cobre de Chile (Codelco), announced the refinancing of the project debt for construction and development of the El Abra copper mine project in Chile. The senior debt consisted of $850 million in project financings provided by a syndicate of banks and $150 million of original financings provided by a German financial institution. The Company currently has guarantees outstanding of $179 million of the original $850 million tranche. Cyprus Amax's proportional share of the total $1 billion borrowings was $510 million, of which $456 million remains outstanding at year-end 1998. The debt has a 9.5-year term and requires semi-annual principal payments, which began on May 15, 1998. The weighted average interest rate on this debt at December 31, 1998, was 6.7 percent. The loan agreement specifies certain restrictions on additional borrowings by El Abra and on dividend and subordinated debt payments.

In June 1997, the Company purchased approximately 70 percent, or $209 million of its $300 million 9 7/8% Notes due June 13, 2001, for $232 million, excluding accrued interest. The repurchase resulted in an after-tax charge of $5 million for costs incurred in connection with the redemption.

In April 1997, the Company obtained $110 million in project financing for the Cerro Verde copper mine in Peru, of which Cyprus Amax owns 82 percent. Proceeds from the financing were used to repay existing debt. The financing is composed of two tranches, an $80 million facility that requires semi-annual installments of varying amounts through April 1, 2005, and a $30 million revolving bullet loan currently due in the year 2003. The bullet facility may be extended for one year on each anniversary. The weighted average interest rate on this debt during 1998 was 8.8 percent. Both financings are secured by proceeds from sales collections and a pledge of $45 million in assets on the bullet loan.

At December 31, 1998, the Company had $35 million of short-term debt outstanding on Cerro Verde's $80 million short-term line of credit, which is guaranteed by the Company. The average interest rate for 1998 was 5.8 percent.

As of December 1998, the Company had a revolving credit agreement (the "Revolving Credit Agreement") expiring in August 2002, that provides a $1 billion line of credit with interest rates to be determined, at the option of the Company, by a competitive bid process or at a fixed margin over various indices. The Company pays a facility fee on the full amount of the credit line, irrespective of usage. The Revolving Credit Agreement contains certain covenants with which the Company is currently in compliance. At December 31, 1998 and 1997, the Company had no loans outstanding under the Revolving Credit Agreement.

NOTE 8:  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL
INSTRUMENTS

Cyprus Amax's use of derivative financial instruments currently is principally limited to management of interest rate and commodity price risks.

INTEREST RATE PROTECTION AGREEMENTS - Occasionally, interest rate swap agreements are used to re-characterize interest rates from fixed to floating rates or vice versa. Interest rate forward contracts have

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

been entered into on (1) $403 million of El Abra's senior debt (on a 100 percent basis) at a blended fixed rate of 5.85 percent amortized over one to five years,
(2) $66 million of Cerro Verde's financing at a blended fixed rate of 5.87 percent amortized over four and seven years, and (3) $16 million of Springvale's financing at a blended fixed rate of 7.08 percent amortized over four years.

PRICE PROTECTION PROGRAMS - The Company uses price protection programs to reduce or eliminate the risk of metal price declines on a portion of their future copper sales. These programs include copper options, copper synthetic put options, and copper forward sales. Put options purchased by Cyprus Amax establish a minimum sales price for the sales covered by such put options and permit the Company to participate in price increases above the strike price. Synthetic put options are established by entering into a forward sale and purchasing a call option for the same quantity of the relevant metal and for the time period relating to such forward sale. Prior to its merger with Kinross, Amax Gold also used a variety of programs--gold put options, gold call and compound options, gold forward and purchase sales--to reduce the risk of gold price declines. At December 31, 1998, there were no copper price protection programs in place for 1999 or future years.

CREDIT RISK - Cyprus Amax is exposed to credit losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

The estimated fair values for financial instruments under SFAS No. 107 are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial instruments, as measured on December 31, 1998 and 1997, are as follows:

At December 31 (In millions)                                  1998                                1997
                                               ----------------------------------  ----------------------------------
                                                   CARRYING            FAIR            Carrying            Fair
                                                    AMOUNT            Value             Amount            Value
                                               ----------------  ----------------  ----------------  ----------------
Cash and Cash Equivalents                      $           353   $           353    $          250   $           250
Long-Term Receivables                          $            94   $            86    $           66   $            57
Price Protection Contracts                     $             -   $             -    $           25   $           105
Long-Term Debt                                 $        (1,677)  $        (1,697)   $       (2,089)  $        (2,148)
Other Financial Instruments                    $             -   $            (9)   $            -   $            (2)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS: the carrying amounts approximate fair value because of the short maturity of those instruments.

LONG-TERM RECEIVABLES: the fair value is estimated based on expected discounted future cash flows.

PRICE PROTECTION CONTRACTS: are reported at cost and expensed as they expire. The fair value of the options is estimated based on the spot price, while the fair value of the forward sales is estimated based on the quoted market price for the contracts at December 31, 1998 and 1997.

LONG-TERM DEBT: the fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues offered to the Company for debt of similar maturities.

OTHER FINANCIAL INSTRUMENTS: includes interest rate swap agreements, interest rate swap options, letters of credit, and financial guarantees written. The fair value of interest rate swap agreements is estimated by obtaining quotes from financial institutions and represents the cost to buy out the swaps at December 31,

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1998 and 1997. Letters of credit fair value is based on the estimated cost to terminate them. The fair value of financial guarantees written is based on the estimated cost to settle the obligations with counterparties at the reporting date.

NOTE 9: INCOME TAXES

Income before Income Taxes and Minority Interest consists of the following:

(In millions)                     1998              1997              1996
                            ----------------  ----------------  ----------------
Domestic                    $              6  $             33  $             61
Foreign                                  (69)                7                16
                            ----------------  ----------------  ----------------
                            $            (63) $             40  $             77
                            ================  ================  ================

Income tax provision (benefit) is composed of:

(In millions)                     1998              1997              1996
                            ----------------  ---------------   ---------------
Current  -Federal           $              5  $           (24)  $           (12)
         -State                            8                1                 -
         -Foreign                          7                9                 9
                            ----------------  ---------------   ---------------
                                          20              (14)               (3)
                            ----------------  ---------------   ---------------
Deferred -Federal                         20              (11)               20
         -State                           (8)              (7)               (5)
         -Foreign                        (19)              10                (1)
                            ----------------  ---------------   ---------------
                                          (7)              (8)               14
                            ----------------  ---------------   ---------------
                            $             13  $           (22)  $            11
                            ================  ===============   ===============

The deferred tax (assets)/liabilities comprise the tax effect of the following at December 31:

(In millions)                              1998              1997
                                     ---------------   -----------------
Reclamation Liabilities              $           (85)  $             (71)
Postretirement Benefits                         (236)               (250)
Capitalized Lease Obligations                    (27)                (40)
Accrued Liabilities                             (278)               (298)
Net Operating Loss Carryforwards                (117)               (174)
Investment Tax Credit Carryforwards               (5)                 (7)
State Tax Deduction                              (11)                (14)
Minimum Tax Credit Carryforwards                (211)               (261)
                                     ---------------   -----------------
  Total Deferred Tax Assets                     (970)             (1,115)
  Valuation Allowance                            122                 221
                                     ---------------   -----------------
  Net Deferred Tax Assets                       (848)               (894)
                                     ---------------   -----------------

Properties                                       892                 943
                                     ---------------   -----------------
  Total Deferred Tax Liabilities                 892                 943
                                     ---------------   -----------------

Total                                $            44   $              49
                                     ===============   =================

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company has approximately $5 million of investment tax credit carryforwards expiring from 1999 to 2006 and $211 million of minimum tax credit carryforwards that do not expire. There are U.S. net operating loss carryforwards for regular tax of $176 million expiring from 1999 to 2012 and Chilean net operating loss carryforwards of $288 million that do not expire. A valuation allowance of $122 million has been recorded against all of these benefits.

The valuation allowance decreased $99 million due to a reduction in prior year minimum tax credit carryforwards and the deconsolidation of Amax Gold. The other tax attributes listed above have also been adjusted to eliminate Amax Gold.

The following is a reconciliation between the amount determined by applying the federal statutory rate of 35 percent to Net Income excluding Minority Interest and the Income Tax Provision (Benefit):



(In millions)                                                                  1998           1997            1996
                                                                             ---------      ---------       ---------
Income Taxes at Statutory Rate                                               $     (22)     $      14       $      27
Increases (Decreases) Resulting from:
  Percentage Depletion                                                             (21)           (10)            (12)
  State Income Taxes, Net of Federal Benefit                                         -             (1)            (10)
  Foreign Operations, Including Previously Undistributed Earnings                   29              2              10
  Non-Deductible Equity Losses                                                      21              -               -
  Tax Carryforwards Used                                                             3              6              (2)
  Adjustments to Prior Years                                                        (1)           (38)              -
  Other, Net                                                                         4              5              (2)
                                                                             ---------      ---------       ---------
Income Tax Provision (Benefit)                                               $      13      $     (22)      $      11
                                                                             =========      =========       =========

The adjustments to prior years of $38 million in 1997 related primarily to the settlement of prior years' income tax examinations.

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

On February 11, 1999, the Board of Directors of Cyprus Amax declared a dividend of one preferred share purchase right for each outstanding share of Common Stock in connection with the expiration of then-existing rights. If the rights become exercisable following the occurrence of certain specified events, each right will entitle the holder, within certain limitations, to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock for $50.00 subject to certain anti-dilution adjustments. If a person or group acquires 15 percent of Common Stock, every other holder of a right will be entitled to buy at the right's then-exercise price a number of shares of Common Stock having a value of twice such exercise price. After the threshold is crossed, the rights become non-redeemable, except that, prior to the time a person or group acquires 50 percent or more of the Common Stock, the rights other than those held by such person or group can be exchanged at a ratio of one share of Common Stock for each right. In the event of certain extraordinary transactions after a person or group has acquired 15 percent or more of the Common Stock, including mergers, the rights entitle holders to buy at the right's then-exercise price equity in the acquiring company having a value of twice such exercise price. The rights do not have any voting rights nor are they entitled to dividends. The rights are redeemable by Cyprus Amax at $.01 each until a person or group acquires 15 percent of Common Stock or until the rights expire on March 1, 2009. The rights may be amended from time-to-time.

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

                                                                                             Postretirement Benefits
(In millions)                                                   Pension Benefits               Other Than Pensions
                                                            ----------------------          -------------------------
                                                              1998           1997             1998              1997
                                                            --------       -------          -------          --------
CHANGE IN BENEFIT OBLIGATION
Benefit Obligation at Beginning of Year                      $   328       $   290          $   300           $   345
Service Cost                                                      13            12                4                 6
Interest Cost                                                     24            23               20                23
Plan Amendments                                                    1             -                -                 -
Actuarial (Gain) Loss                                             20            20               12               (47)
Business Divestitures                                             (4)            -              (29)                -
Benefits Paid                                                    (22)          (17)             (26)              (27)
                                                             -------       -------          -------           -------
Benefit Obligation at End of Year                            $   360       $   328          $   281           $   300
                                                             =======       =======          =======           =======

CHANGE IN PLAN ASSETS
Fair Value of Plan Assets at Beginning of Year               $   299       $   260          $     -           $     -
Actual Return on Plan Assets                                      32            42                -                 -
Business Divestitures                                             (3)            -                -                 -
Employer Contributions                                             2            14               26                27
Benefits Paid                                                    (22)          (17)             (26)              (27)
                                                             -------       -------          -------           -------
Fair Value of Plan Assets at End of Year                     $   308       $   299          $     -           $     -
                                                             =======       =======          =======           =======

Funded Status                                                $   (52)      $   (29)         $  (281)          $  (300)
Unrecognized Net Actuarial Loss (Gain)                            50            38              (35)              (74)
Unrecognized Prior Service Costs                                   7             7               (3)               (6)
Unrecognized Transition Credit                                     -            (1)               -                 -
                                                             -------       -------          -------           -------
Prepaid (Accrued) Benefit Cost                               $     5       $    15          $  (319)          $  (380)
                                                             =======       =======          =======           =======

Amounts recognized in the statement of financial position consist of:

                                                                                             Postretirement Benefits
(In millions)                                                   Pension Benefits               Other Than Pensions
                                                            ----------------------         --------------------------
                                                              1998          1997             1998              1997
                                                            --------      --------         ---------         --------
Prepaid Benefit Cost                                        $     24      $     33         $      -          $      -
Accrued Benefit Cost                                             (19)          (18)            (319)             (380)
Accrued Benefit Liability                                        (12)            -                -                 -
Accumulated Other Comprehensive Income                            12             -                -                 -
                                                            --------      --------         --------          --------
Net Amount Recognized                                       $      5      $     15         $   (319)         $   (380)
                                                            ========      ========         ========          ========

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


                                                                                             Postretirement Benefits
(In percents)                                                   Pension Benefits               Other Than Pensions
                                                        -----------------------------      -----------------------------
                                                         1998      1997         1996        1998        1997       1996
                                                        ------    ------       ------      ------      ------     ------
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31:
Discount Rate                                            6.75      7.25        7.75         6.75        7.25        7.75
Expected Long-Term Rate of Return on Plan Assets         9.00      9.00        9.00         9.00        9.00        9.00
Rate of Increase in Future Compensation Levels           4.50      5.00        5.75

The weighted average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for medical benefits is 6.5 percent for 1999 and is assumed to decrease gradually (one-half percent per year) to
4.25 percent by the year 2003 and remain at that level thereafter. The change in the discount rate from 7.25 percent to 6.75 percent and the change in the assumed health care cost trend rate from 7 percent to 6.5 percent for 1999 resulted in a $6 million unrecognized net gain as of December 31, 1998.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                    1-Percentage-               1-Percentage-
                                                                   Point Increase               Point Decrease
                                                                   --------------               --------------
Effect on Total of Service and Interest Cost Components             $         2                  $          (2)
Effect on Postretirement Benefit Obligations                        $        19                  $         (18)

                                                                                        Postretirement Benefits
(In millions)                                               Pension Benefits              Other Than Pensions
                                                       --------------------------------------------------------
                                                        1998      1997      1996      1998       1997      1996
                                                       --------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COSTS
Service Cost                                           $  13     $  12     $  12      $   4     $   6     $   5
Interest Cost                                             24        23        20         20        23        26
Expected Return on Plan Assets                           (26)      (23)      (20)         -         -         -
Amortization of Prior Service Cost                         2         1         1         (2)       (4)       (1)
Curtailment/Settlement Credit                             (1)        -         -        (56)        -         -
Other                                                      1         2         2          -         -         -
                                                       -----     -----     -----      -----     -----     -----
Net Periodic Benefit Cost                              $  13     $  15     $  15      $ (34)    $  25     $  30
                                                       =====     =====     =====      =====     =====     =====

Net periodic pension cost is determined using the assumptions as of the beginning of the year, and the funded status is determined using the assumptions as of the end of the year.

The curtailment/settlement credit in 1998, shown in the table above as a component of net periodic benefit costs, is related primarily to the sale of the coal properties to AEI. This amount was reflected in the calculation of the loss on the sale, which was treated as a special item.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $270 million, $252 million, and $210 million, respectively, as of December 31, 1998, and $213 million, $193 million, and $167 million, respectively, as of December 31,1997.

Substantially all domestic employees not covered under the plans administered by Cyprus Amax are covered under multi-employer defined benefit plans administered by the United Mine Workers of America. Contributions by Cyprus Amax to these multi-employer plans, which are expensed when paid, are based primarily upon hours worked and amounted to $2 million in 1998, $3 million in 1997, and $4 million in 1996.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In addition, health care and life insurance benefits of certain retirees are covered by multi-employer benefit trusts established by the United Mine Workers of America and the Bituminous Coal Operators Association, Inc. Current and projected operating deficits of these trusts led to the passage of the Coal Industry Retiree Health Benefit Act of 1992 (the "Act"). The Act established a new multi-employer benefit trust called the United Mine Workers of America Combined Benefit Fund (the "Fund") that will provide health and life insurance benefits to all beneficiaries of the earlier trusts who were receiving benefits as of July 20, 1992. The Act provides for the assignment of beneficiaries to former employers and the allocation of any unassigned beneficiaries to enterprises using a formula included in the legislation. The Company has chosen to account for its obligation under the Act on a cash basis in accordance with established accounting guidance. The 1998, 1997, and 1996 contributions to the Fund were $.3 million, $.5 million, and $.4 million, respectively.

The Company also has a number of postemployment plans covering severance, disability income, and continuation of health and life insurance for disabled employees. At December 31, 1998 and 1997, the accumulated postemployment benefit liability consisted of a current amount of $2 million and $6 million, respectively, included in Accrued Payroll and Benefits and $14 million and $23 million, respectively, included in Deferred Employee and Retiree Benefits.

NOTE 12:  COMMON STOCK PLANS

SAVINGS PLANS - Cyprus Amax sponsors a savings plan (the "Savings Plan") covering substantially all of its non-represented employees, which included an employee stock ownership feature (Leveraged ESOP) prior to the third quarter of 1998. In August 1998, the Board of Directors approved the elimination of the leveraged ESOP of the Company's existing savings plan and the adoption of a replacement employer matching contribution. Beginning in the third quarter of 1998, Cyprus Amax contributed Cyprus Amax Common Stock to the plan at 50 percent of the first 6 percent of base pay contributed by each participant. Prior to the third quarter 1998, the Leveraged ESOP feature was used by the Savings Plan. In February 1990, the Savings Plan acquired 4,245,810 shares of Cyprus Amax's unissued Common Stock at an acquisition price of $22.375 per share. The Savings Plan financed the purchase of shares with a $95 million interest-bearing promissory note payable to Cyprus Amax. The loan to the Savings Plan had an interest rate of 93/4 percent per annum, matured on February 1, 2010, and was serviced by Cyprus Amax's contribution to the Savings Plan and with dividends paid on the Cyprus Amax Common Shares that were purchased with the proceeds of the loan. The expense related to the Savings Plan was based upon the shares allocated method. Shares were released for allocation to participants, based on a predetermined formula, as loan payments were made. Leveraged ESOP shares were treated as shares outstanding for purposes of calculating earnings per share. The amount of interest incurred by the Savings Plan for the Leveraged ESOP was $4 million in 1998 and $8 million in 1997 and 1996. The interest expense offset of the Leveraged ESOP due to dividends on allocated and unallocated shares was $2 million in 1998 and $3 million in 1997 and 1996. The amount contributed to the Savings Plan for 1998 was $8 million and for 1997 and 1996 was $9 million. The aggregate compensation expense related to the Savings Plan amounted to $5 million in 1998 and $6 million in 1997 and 1996. At December 31, 1997 and 1996, the Leveraged ESOP held the following number of shares respectively; allocated shares of 1,192,315 and 1,042,763, committed to be released shares of 3,925 and 6,744, and suspense shares of 2,340,291 and 2,589,446. When the Leveraged ESOP was dissolved as of July 1, 1998, Cyprus Amax purchased the suspense shares (2,150,815), and the Savings Plan used the proceeds to repay the loan to Cyprus Amax.

Amax Gold was merged into Kinross Gold Corporation on June 1, 1998. Prior to the merger, Amax Gold sponsored a thrift plan covering substantially all of its full-time non-represented employees in which it contributed Amax Gold Common Stock to the plan at 75 percent of the first 6 percent of base pay contributed by each participant. Amax Gold contributions were $1 million in 1997 and 1996.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 13:  STOCK-BASED COMPENSATION PLANS

At December 31, 1998, the Company had three stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan. The compensation cost that has been charged against income for its performance-based plan was $1.6 million, $2.0 million, and $1.2 million for 1998, 1997, and 1996, respectively. Had compensation cost for the Company's three stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(In millions except per share data)                      1998              1997             1996
                                                       --------          --------         --------
Net Income (Loss)
  As Reported                                          $    (75)         $     69         $     77
  Pro Forma                                            $    (79)         $     63         $     71
Basic and Diluted Earnings (Loss) Per Share/(1)/
  As Reported                                          $  (1.02)         $   0.54         $   0.62
  Pro Forma                                            $  (1.06)         $   0.48         $   0.56

/(1)/ Diluted earnings (loss) per share were anti-dilutive in 1998, 1997, and 1996.

Under the Management Incentive Program (the "Program"), key employees of Cyprus Amax may be granted options to purchase shares of Common Stock at the fair market value as of the grant date. The options are in the form of either incentive stock options or non-qualified stock options and may be granted with stock appreciation rights ("SARs"). SARs permit holders to surrender exercisable options in exchange for a payment, in either shares or cash, determined by the amount by which the market price of the shares on the dates the rights are exercised exceeds the grant price. Options granted under the Program are exercisable after completion of the specified period of continuous employment stated in the terms of the grant and expire at the end of ten years after the date of grant.

Additionally, under the Program certain employees may be awarded shares of restricted stock. Restrictions lapse at 25 percent per year over a four-year period and are generally subject to forfeiture if the recipient voluntarily terminates employment before the restrictions have lapsed.

In March 1998, the Board of Directors approved an amendment to the Program, which provides that the stock options have a five-year exercise period for employees who have been involuntarily terminated on account of certain corporate transactions, retirement, disability, or death.

Under the Program, the Company may grant in any year up to 1.2 percent of the number of shares of Common Stock outstanding (plus the cumulative number of carried-forward shares) as stock option grants or restricted stock awards, up to a limit of five million shares issued as statutory options.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997, and 1996, respectively: dividend payment of $0.80 per share per year; expected volatility of 30 percent for 1998, 1997 and 1996; risk-free interest rates of 5.36, 6.20, and 5.34 percent; and expected lives of 3.46 for 1998 and 1997 and 3.37 years for 1996.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


A summary of the status of the Company's fixed stock option plan as of December 31, and changes during the years ended 1998, 1997, and 1996, is presented below:

                                    1998                     1997                       1996
                              -----------------        -----------------          -----------------
                                       Weighted                 Weighted                   Weighted
                                       Average                  Average                    Average
                              Shares   Exercise        Shares   Exercise          Shares   Exercise
Fixed Options                  (000)   Price            (000)   Price              (000)   Price
-------------                 ------   --------        ------   --------          ------   --------
Outstanding at
  Beginning of Year            4,778   $     27         4,233   $     27           2,919   $     28
Granted                        1,959         14           716         23           1,762         26
Exercised                          -          -           (75)        21            (108)        22
Forfeited                       (390)        26           (96)        26            (340)        29
                              ------                   ------                     ------
Outstanding at
  End of Year                  6,347   $     23         4,778   $     27           4,233   $     27
                              ======                   ======                     ======

Options Exercisable
  at Year End                  3,417                    2,716                      2,141
Weighted Average
  Fair Value of
  Options Granted
  During the Year              $2.31                   $ 5.26                     $ 6.48

The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                                     Options Outstanding                       Options Exercisable
                        ---------------------------------------------      ---------------------------
                          Number     Weighted Average     Weighted           Number        Weighted
Range of                Outstanding     Remaining         Average          Exercisable     Average
Exercise Prices         at 12/31/98  Contractual Life  Exercise Price      at 12/31/98  Exercise Price
---------------         -----------  ----------------  --------------      -----------  --------------
 $11.47 - $13.56          1,111,350       9.67 years        $11.95                 600       $11.47
 $15.56 - $22.13            912,659       8.23               16.26             158,309        19.56
 $22.31 - $24.75          1,198,508       5.77               23.70             800,383        23.84
 $25.44 - $26.13            602,566       4.47               25.92             602,566        25.92
 $26.44 - $26.44          1,643,450       7.01               26.44             976,783        26.44
 $27.56 - $31.13            512,418       5.00               28.99             512,418        28.99
 $35.75 - $35.75            365,850       4.12               35.75             365,850        35.75
                          ---------                                          ---------
 $11.47 - $35.75          6,346,801       6.84               22.62           3,416,909        26.80
                          =========                                          =========

Under the 1993 Key Executive Long-Term Incentive Plan, the Company may grant in any year up to one-half percent of the number of shares of Common Stock outstanding (plus the cumulative number of carried-forward shares) as restricted stock awards. Key executives may receive restricted stock awards and cash incentive payments based on the rate of return received by investors in the Company's stock compared to that of its peers. As of December 31, 1998, 893,509 cumulative shares were awarded and 1,661,910 shares were authorized and unissued. On January 4, 1999, an additional 228,900 shares were awarded.

Cyprus Amax maintains the Stock Plan for Non-Employee Directors (the "Plan"). The Plan grants annually to each eligible director 500 shares of Common Stock and an option to purchase 2,000 shares of Common Stock. Shareholders approved the amendment and restatement of the Plan effective January 1, 1999, so that each eligible director will be granted annually 2,000 shares of Common Stock and an option to purchase up to 2,000 shares of Common Stock. In addition, a director elected or appointed for the first time on or after April 1, 1998, will receive a one-time award of 12,500 shares of restricted stock. This one-time award is designed to attract individuals who are not presently members of the Board but who are highly qualified candidates and to reward them upon their successful nomination to the Board. The award will be made as of the effective date of such director's initial election or appointment to the Board. The restrictions will lapse in 20 percent increments over a five-year period beginning on the date of election or appointment.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


The amended Plan revised the maximum number of shares that may be awarded and stock options that may be granted. The aggregate number of shares that may be awarded and options that may be granted will equal the sum of one-eighth of one percent of the number of shares of Common Stock outstanding as of the end of the immediately preceding fiscal year plus the cumulative number of carryforward shares from all prior fiscal years not previously used to make grants and awards. As of December 31, 1998, 40,000 cumulative shares have been granted and 72,000 stock options awarded.

In June 1998, Cyprus Amax terminated the Retirement Plan for Non-Employee Directors and merged the assets into the Deferred Compensation Plan for Non-Employee Directors of Cyprus Amax Minerals Company.

NOTE 14:  CONTINGENCIES

Cyprus Amax had outstanding letters of credit totaling $45 million at December 31, 1998, primarily for reclamation, dragline leases, and insurance programs for workers compensation, general liability, and automobiles. Cyprus Amax has guaranteed the portion of project financing attributed to certain joint venture partners totaling $357 million at December 31, 1998.

Cyprus Tohono Corporation was informed in late 1995 by the office of the Assistant U.S. Attorney in Tucson, Arizona, that an action was being considered under federal environmental laws against Cyprus Tohono Corporation and certain of its employees. The facts giving rise to this matter involve a break in a process line at Tohono occurring in 1992. It is not possible to state with reasonable certainty at this time what action will be taken by the government.

As the Pinal Creek Group, Cyprus Miami Mining Corporation and other companies continued remediation and assessment of ground water quality throughout 1998 in the shallow alluvial aquifers along Pinal Creek near Miami, Arizona. The removal, remediation, and assessment work is being conducted in accordance with the requirements of the Arizona Department of Environmental Quality's Water Quality Assurance Revolving Fund program. In addition, the remedial and removal action is consistent with the National Contingency Plan prepared by the EPA as required by CERCLA. The ongoing removal, remediation, and assessment program, initiated in 1989, has resulted in continued improvement of the sub-surface water quality in the area. In November 1997, Cyprus Miami, as a member of the Pinal Creek Group, joined with the State of Arizona in seeking approval of the District Court for the entry of a Consent Decree resolving all matters related to an enforcement action contemplated by the State of Arizona with respect to the ground water matter. On August 13, 1998, the court approved the Decree that commits Cyprus Miami and the other Pinal Creek Group members to complete the remediation work outlined in the remedial action plan that was submitted to the State in May 1997. Following approval of the Consent Decree, Cyprus Miami undertook a comprehensive reassessment of expected costs for completing the Pinal Creek removal and remediation project. This reassessment resulted in Cyprus Miami recording an additional $80 million accrual in the fourth quarter of 1998, bringing the Pinal Creek remediation reserve to approximately $111 million at December 31, 1998. Cyprus Miami has commenced contribution litigation against other parties involved in this matter and has asserted claims against certain of its past insurance carriers. While significant recoveries are expected, Cyprus Miami cannot reasonably estimate the amount and, therefore, has not taken potential recoveries into consideration in the recorded reserve.

Cyprus Amax or its subsidiaries have been advised by the EPA and several state environmental agencies that they may be liable under the CERCLA or similar state laws and regulations for costs of responding to environmental conditions at a number of sites that have been or are being investigated by the EPA or states to establish whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions. Cyprus Amax has been named as a potentially responsible party ("PRP") or has received EPA requests for information for several sites. For all sites, Cyprus Amax had an aggregate reserve of approximately $160 million at December 31, 1998, for its share of the estimated liability. Liability estimates are based on an evaluation of, among other factors, currently available facts, existing technology, presently enacted laws and regulations, Cyprus Amax's experience in remediation, other companies' remediation

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


experience, Cyprus Amax's status as a PRP, and the ability of other
PRPs to pay their allocated portions. The cost range of reasonably possible outcomes for all sites is estimated to be from $140 million to $470 million, and work on these sites is expected to be substantially completed in the next several years, subject to the inherent delays involved in the process. Remediation costs that could not be reasonably estimated at December 31, 1998, are not expected to have a material impact on the financial condition and ongoing operations of the Company. Cyprus Amax believes certain insurance policies partially cover these claims; however, some of the insurance carriers have denied responsibility, and Cyprus Amax is litigating coverage. Further, Cyprus Amax believes that it has other potential claims for recovery from third parties, including the U.S. Government and other PRPs, as well as liability offsets through lower cost remedial solutions. However, neither insurance recoveries nor other claims or offsets have been recognized in the financial statements unless such offsets are considered probable of realization.

At December 31, 1998, Cyprus Amax's accruals for deferred closure, shutdown of closed operations, and reclamation totaled approximately $237 million. Reclamation is an ongoing activity and a cost associated with Cyprus Amax's mining operations. Accruals for closure and final reclamation liabilities are established on a life-of-mine basis. The Copper/Molybdenum reclamation reserve component is $127 million and includes costs for site stabilization, clean-up, long-term monitoring, and water treatment costs as expected to be required largely by state laws and regulations as well as by sound environmental practice. The Cyprus Amax Coal reclamation reserve component of $110 million is largely a result of reclamation obligations incurred for replacing soils and revegetation of mined areas as required by provisions and permits pursuant to the Surface Mining Control and Reclamation Act. Total reclamation costs for Cyprus Amax at the end of current mine lives is estimated at about $443 million.

Cyprus Amax believes that it has adequate reserves such that none of these matters or contingencies is expected to have a material adverse effect on its business or financial condition, results, and cash flows and is unaware of any additional environmental matters or contingencies that, based on information currently known to Cyprus Amax, would have a material effect upon the Company's financial condition or results of operations.

NOTE 15:  RELATED PARTY TRANSACTIONS

In May 1997, Amax Gold completed a $71 million tax-exempt industrial revenue bond financing for the solid waste disposal facility at the Fort Knox mine. During December 1997, Amax Gold completed a $40 million credit facility that was used to refinance the existing Refugio gold loan and for working capital and debt service requirements. Cyprus Amax had guaranteed the Refugio loan and a letter of credit backing the industrial revenue bond preceding the merger. Amax Gold had paid an interest differential to Cyprus Amax as a guaranty fee on each loan. As part of the Amax Gold merger with Kinross, Cyprus Amax agreed to continue to guarantee the letter of credit backing the industrial revenue bond, and Kinross agreed to pay an interest differential to Cyprus Amax as a guaranty fee on the loan. In addition, Cyprus Amax no longer guaranteed the credit facility.

In May 1997, Cyprus Amax sold its 50 percent interest in the Russian Kubaka gold mine project to Amax Gold. Amax Gold received shareholder approval for the acquisition in December 1996. Cyprus Amax received 11,789,474 shares of Amax Gold Common Stock in May 1997 at closing and 3,585,526 shares in June 1997 upon commencement of commercial production. As a result of these transactions, Cyprus Amax increased its ownership to 58.8 percent preceding the merger with Kinross.

During 1996 Cyprus Amax provided Amax Gold with a $250 million demand loan facility to fund additional costs at the Fort Knox project and for general corporate purposes, with such funding to be provided at the discretion of Cyprus Amax. Prior to the merger with Kinross, Amax Gold borrowed a total of $24 million on the demand loan facility in 1998. As of May 31, 1998, Cyprus Amax had loaned Amax Gold $97 million, which was repaid as part of the merger agreement.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In 1996 Amax Gold renegotiated its $250 million Fort Knox loan agreement. As support to the restructured facility, Cyprus Amax had guaranteed the loan until economic completion of the Fort Knox mine. The lenders waived certain restrictive covenants and reduced the interest rate. In return for the increased financial support, Cyprus Amax received certain fees, the interest differential, and security interest in certain Amax Gold assets. In November 1996, Cyprus Amax received 2,771,098 shares from Amax Gold as repayment of the guaranty and financing fee and interest and interest differential payments.

In April 1994, Cyprus Amax and Amax Gold entered into an agreement whereby the Company had provided Amax Gold with a $100 million double-convertible line of credit (DOCLOC I). The outstanding indebtedness under the line of credit was to be repaid by Amax Gold with the issuance of Amax Gold Convertible Preferred Stock. Certain amounts had been made available to Amax Gold as support for the Fort Knox and Refugio loans, but Amax Gold had agreed not to borrow under DOCLOC I as part of the consideration for the Fort Knox loan guaranty. At the time of the merger with Kinross, no borrowings were outstanding under this line of credit. This agreement was terminated as part of the merger.

In June 1998, Cyprus Amax established joint exploration agreements with Kinross Gold Corporation to explore for base and precious metals. The agreements provide Cyprus Amax a 75 percent interest and Kinross a 25 percent interest in prospects resulting from future exploration. The agreement covers Pastoria, Mexico, Cordillera Negra, Peru, and Eyre Peninsula, Australia. Each party funds work in proportion to its interest, and Cyprus Amax provides staffing and management. This agreement replaced a comparable joint exploration agreement established in 1994 with Amax Gold that was dissolved as a result of the merger with Kinross.

Project financing for the Kubaka mine in Russia, held by Omolon Gold Mining Company, of $130 million was provided by the European Bank for Reconstruction and Development and the U.S. Overseas Private Investment Corporation. The loan balance was approximately $92.5 million at year-end 1998. Cyprus Amax guarantees the full loan amount until certain completion tests are met.
Kinross, in turn, indemnifies Cyprus Amax for any liabilities incurred under the guarantee. During 1996 Omolon Gold Mining Company, the project company, borrowed $14 million under a subordinated line of credit, and in 1997 a $15 million working capital line of credit was obtained. Cyprus Amax guaranteed the two lines of credit until December 1998.

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

At December 31, 1998, the subordinated loans outstanding to Oakbridge, Ltd. from Cyprus Amax totaled $43 million, of which $22 million is convertible to Oakbridge Common Stock on certain terms and conditions.

In June 1994, Cyprus Amax acquired a 51 percent interest in Sociedad Contractual Minera El Abra, which owns the mineral rights to the El Abra copper deposit in Chile, for $330 million. Development of the mine required an investment of approximately $1 billion. Funding of the investment to develop the oxide reserves included approximately $300 million of subordinated shareholder loans from Cyprus Amax and $750 million in project financing. In November 1997, the $1 billion in project loans was refinanced with senior debt, and Cyprus Amax was repaid the $300 million of subordinated notes. Cyprus Amax has a back-stop guarantee on $179 million of El Abra's original $1 billion of senior debt.

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

Accrued minimum mineral royalties that are not expected to be recovered from future coal production consist of the following at December 31:

(In millions)                                                      1998                1997
                                                                 --------            --------
Minimum Future Royalties                                         $     47            $     68
Less Imputed Interest                                                  (7)                (15)
                                                                 --------            --------
Present Value of Payments                                              40                  53
Less Current Portion Included in Accrued
  Royalties and Interest and Other Accrued Liabilities                (10)                 (9)
                                                                 --------            --------
Long-Term Portion Included in Other
  Noncurrent Liabilities and Deferred Credits                    $     30            $     44
                                                                 ========            ========

The Company's property, plant, and equipment held under capital leases consist of the following:

(In millions)                                                      1998               1997
                                                                 --------           --------
Mining Equipment                                                 $    175           $    211
Less Accumulated Depreciation                                        (129)              (116)
                                                                 --------           --------
                                                                 $     46           $     95
                                                                 ========           ========

Summarized below as of December 31, 1998, are future minimum rentals and royalties under noncancelable leases:

                                                                 Operating         Mineral          Capital
(In millions)                                                     Leases          Royalties          Leases
                                                                 ---------        ---------         -------
1999                                                             $      10        $      16         $    61
2000                                                                    10               15              22
2001                                                                     8               12               7
2002                                                                     7                8               5
2003                                                                     6                8               5
After 2003                                                              15               38              10
                                                                 ---------        ---------         -------
  Total Payments                                                 $      56        $      97         $   110
                                                                 =========        =========
Less Imputed Interest                                                                                   (15)
                                                                                                    -------
Present Value of Lease Payments                                                                          95
Less Current Portion                                                                                    (54)
                                                                                                    -------
Capital Lease Obligations                                                                           $    41
                                                                                                    =======

Rentals and mineral royalties charged to expense were as follows:

(In millions)                                                       1998              1997              1996
                                                                  --------          --------          --------
Rental Expense                                                    $     29          $     43          $     51
Mineral Royalties                                                 $     54          $     64          $     68

      CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 17:  CASH FLOW INFORMATION

The Consolidated Statement of Cash Flows provides information about changes in cash and cash equivalents that have a maturity of three months or less when acquired. Net Cash Provided by Operating Activities reflects cash payments for interest and income taxes as shown below:

(In millions)                                                         1998              1997              1996
                                                                    --------          --------          --------
Interest Paid (Net of Interest Capitalized
  and Interest Rate Swap Payments/Receipts)                            $ 161             $ 189             $ 110
Income Taxes Paid, Net                                                 $  15             $   7             $   6

Supplemental Disclosures of Non-Cash Transactions:

(In millions)                                                         1998              1997              1996
                                                                    --------          --------          --------
Fair Value of Assets Acquired, Other Than Cash
  and Cash Equivalents                                              $      -          $      -          $     75
Liabilities Assumed                                                        -                 -                (5)
                                                                    --------          --------          --------
Cash Payments                                                       $      -          $      -          $     70
                                                                    ========          ========          ========

Merger of AGI with Kinross in Exchange
  for Common Stock (Note 3)                                         $    230          $      -          $      -
Sale of Businesses in Exchange for Common Stock                     $      -          $      -          $      1
Receipt of AGI Common Stock as Repayment of
  Guaranty, Notes Receivable, and Interest (Note 15)                $      -          $      -          $     15
Capital Lease Obligation - Sale-Leaseback                           $      -          $      -          $     24
Note Receivable for Coal Contract                                   $      -          $     24          $      -

                CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 18:  INFORMATION BY OPERATING SEGMENT

In 1998 Cyprus Amax adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The segment information for 1997 and 1996 has been restated from the prior years' presentation in order to conform to the 1998 presentation. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Cyprus Amax's reportable segments are Copper/Molybdenum, Coal, Lithium, and Exploration. The Copper/Molybdenum segment mines, processes, and markets copper and molybdenum primarily in North, Central, and South America. The Coal segment mines, cleans, markets, and sells coal to electric utilities and industrial users. The Lithium segment produced, manufactured, and marketed various forms of lithium, lithium chemical, metal, and metal alloy products primarily in the United States and Chile. The Exploration segment seeks a range of mineral opportunities from early stage generative exploration through advanced opportunities and acquisitions and conducts exploration programs around the developing and producing mines to find and delineate ore that could extend the lives of those operations.

The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies" (see Note 2), except the prepaids and/or accruals for pension and postretirement benefits are maintained at the corporate level and are not at the segment level. Cyprus Amax evaluates performance based on profit or loss from operations before interest income and expense, income taxes, and minority interest. There are no intersegment sales between reportable segments.

Summarized financial information concerning the Company's reportable segments is shown in the following tables. All Other includes the segments - Amax Gold and Discontinued Operations - that were below the quantitative thresholds to be reportable segments.


(In millions)
1998                                  Copper/                                                             Reconciling
                                    Molybdenum       Coal         Lithium     Exploration   All Other       Items*     Consolidated
                                    ----------       ------       --------    -----------   ----------    -----------  ------------
Revenue from External Customers      $  1,284        $  934       $   218      $       -     $    129       $      1      $  2,566

Operating Income/(Loss) Before
  Special Items                      $    121        $   93       $    11      $     (45)    $      3       $    (40)     $    143
Special Items                        $   (129)/(1)/  $   (9)/(2)/ $   154/(4)/ $       -     $    (23)/(5)/ $      -      $     (7)
                                     --------        ------       -------      ---------     --------       --------      --------
Operating Income/(loss) After
  Special Items                      $     (8)       $   84       $   165      $     (45)    $    (20)      $    (40)     $    136
Net Interest Expense                                                                                                      $   (146)
Earnings/(loss) On Equity
  Investments                        $     (2)       $   (3)/(3/) $     -      $       -     $    (48)/(6)/ $      -      $    (53)
                                                                                                                          --------
Income/(loss) Before Income
  Taxes And Minority Interest                                                                                             $    (63)

Depreciation, Depletion, And
  Amortization                       $    193        $  111       $     7      $       -     $     42       $      8      $    361

Total Assets                         $  2,930        $1,643       $     -      $       9     $    299       $    460      $  5,341
Investment in Equity Method
  Subsidiaries                       $      7        $   76       $     -      $       -     $    262       $      -      $    345
Capital Expenditures
  (Accrual Basis)                    $    143        $   87       $     4      $       1     $      6       $      2      $    243


(1) Includes an $80 million pre-tax charge for environmental remediation liabilities for the Pinal Creek project near the Miami, Arizona, copper mine (Note 4), a $29 million pre-tax charge for a copper inventory reserve and write-down to market at the Arizona copper mines, a $9 million pre-tax charge for the rail haulage system write-down at the Henderson molybdenum mine (Note 4), and a $11 million pre-tax charge for legal settlements and miscellaneous write-downs.

(2) Includes a pre-tax charge of $16 million on the sale of certain Appalachian and Midwest coal properties (Note 3) and a pre-tax gain of $7 million from legal settlements.

(3) Includes a pre-tax gain of $10 million on the sale of an Oakbridge Ltd. coal mine in Australia.

(4)  Includes a pre-tax gain on the sale of the Lithium business (Note 3).

(5) Includes a $23 million pre-tax charge for the settlement of oil and gas legal actions, a $5 million pre-tax gain from the sale of real estate, and a $5 million pre-tax charge for miscellaneous write-downs.

                CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(6) Includes a pre-tax gain of $13 million for the recognition of the sale by Kinross Gold of the pre-merger Amax Gold hedging portfolio and a $50 million pre-tax charge related to Cyprus Amax's share of the Kinross Gold write-down of certain gold properties.

*    Represents unallocated Corporate revenue, charges, or assets.

(In millions)
1997                                  Copper/                                                          Reconciling
                                     Molybdenum    Coal         Lithium    Exploration   All Other      Items*    Consolidated
                                    -----------   -------       -------    -----------  -----------  ----------- --------------
Revenue from External Customers     $     1,564    $  1,403      $   96   $      -      $      281       $      2      $     3,346

Operating Income/(Loss) Before
  Special Items                     $       314    $    71       $   21    $   (43)     $        5       $    (68)     $       300
Special Items                       $         -    $   (86)/(1)/ $    -    $     -      $       19/(3)/  $      -      $       (67)
                                    -----------    -------       ------    -------      ----------       --------      -----------
Operating Income/(Loss) After
  Special  Items                    $       314    $   (15)      $   21    $   (43)     $       24       $    (68)     $       233
Net Interest Expense                                                                                                   $      (162)
Earnings/(Loss) on Equity
  Investments                       $         1    $   (33)/(2)/ $    -   $      -      $        1       $      -      $       (31)
                                                                                                                       -----------
Income/(Loss) Before Income
  Taxes and Minority Interest                                                                                          $        40

Depreciation, Depletion, and
  Amortization                      $       189    $   153       $    8    $     -      $       90       $      4      $       444

Total Assets                        $     3,059    $ 1,923       $  220    $    10      $      932       $    315      $     6,459
Investment in Equity Method
  Subsidiaries                      $        12    $    72       $    -    $     -      $       18       $      -      $       102
Capital Expenditures
  (Accrual Basis)                   $       143    $   147       $   15    $     -      $       47       $     23      $       375

(1) Includes a $236 million pre-tax charge to write-down certain coal assets and provisions for associated liabilities (Note 4), a pre-tax gain of $14 million on the sale of a 15 percent interest in Cyprus Plateau (Note 3), a $5 million pre-tax favorable settlement of a royalty issue, and net pre-tax favorable adjustments of $131 million primarily for the sale and assignment of two coal contracts.

(2) Includes a $13 million write-down for the planned closure of Oakbridge's Clarence coal mine.

(3)  Includes a pre-tax gain on the sale of Kubaka to Amax Gold (Note 3).

(In millions)                         Cooper/                                                       Reconciling
1996                                Molybdenum        Coal      Lithium    Exploration    All Other    Items*    Consolidated
                                    ----------       ------    ---------  -------------  ---------- -----------  -------------
Revenue from External Customers     $   1,331        $ 1,284    $   99    $      15      $   113       $    1    $   2,843

Operating Income/(Loss) Before
  Special Items                     $     231        $    90    $   30    $     (20)     $    (6)      $  (57)   $     268
Special Items                       $     (80)/(1)/  $     -    $    -    $       -      $   (36)/(2)/ $    -    $    (116)
                                    ---------       --------    ------    ---------      -------       ------    ---------
Operating Income/(Loss) After
  Special Items                     $     151        $    90    $   30    $     (20)     $   (42)      $  (57)   $     152
Net Interest Expense                                                                                             $     (78)
Earnings/(Loss) on Equity
  Investments                       $      (4)       $     7    $    -    $       -      $     -       $    -    $       3
                                                                                                                 ---------
Income/(Loss) Before Income
  Taxes and Minority Interest                                                                                    $      77

Depreciation, Depletion, and
  Amortization                      $     135        $   163    $    8    $       -      $    30       $    3    $     339

Total Assets                        $   3,259        $ 2,029    $  234    $       9      $   965       $  290    $   6,786
Investment in Equity Method
  Subsidiaries                      $       1        $    96    $    -    $       -      $    18       $    -    $     115
Capital Expenditures
  (Accrual Basis)                   $     449        $   186    $    7    $       -      $   276       $   23    $     941

 (1) Includes a pre-tax charge for environmental remediation liabilities and costs temporarily close the Tohono mine (Note 4).

 (2) Includes a pre-tax charge to write down the net assets of the Guanaco gold mine (Note 4).

*    Represents unallocated Corporate revenue, charges, or assets.

                CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Financial Information by geographic location for the past three years is presented below:

(In millions)                                         United                             Other
1998                                                  States           Chile            Foreign          Consolidated
                                                    ----------      ----------        ---------        ---------------
Revenue                                             $    2,203      $        -         $     363       $         2,566
Long-lived Assets                                   $    3,154      $      838         $     334       $         4,326

1997
Revenue                                             $    2,969      $        -         $     377       $         3,346
Long-Lived Assets                                   $    3,779      $    1,024         $     458       $         5,261

1996
Revenue                                             $    2,455      $        -         $     388       $         2,843
Long-Lived Assets                                   $    4,007      $    1,026         $     489       $         5,522

Revenue is attributed to countries based on the location to which the product was shipped. Revenue from no single foreign country was material to consolidated revenue of the Company.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                      SUPPLEMENTAL FINANCIAL INFORMATION

Quarterly Results (Unaudited)                                         1998
-------------------------------------------------------------------------------------------------------------------

                                                       FIRST          SECOND          THIRD          FOURTH
(In millions except per share data)                   QUARTER        QUARTER         QUARTER        QUARTER
-------------------------------------------------------------------------------------------------------------------
Revenue                                               $   732        $   619         $   585        $   630
Segment Operating Income                              $    66        $     6         $    57        $    48
Net Income (Loss)                                     $     5        $   (36)        $    19        $   (63)
Income (Loss) Applicable to Common Shares             $     -        $   (41)        $    14        $   (68)
-------------------------------------------------------------------------------------------------------------------

Earnings (Loss) Per Common Share                      $     -        $ (0.44)        $  0.16        $ (0.74)
-------------------------------------------------------------------------------------------------------------------
                                                                        1997
-------------------------------------------------------------------------------------------------------------------

Revenue                                               $   888        $   842         $   860        $   757
Segment Operating Income (Loss)                       $   109        $   146         $   103        $   (58)
Net Income (Loss)                                     $    57        $    66         $    44        $   (97)
Income (Loss) Applicable to Common Shares             $    52        $    61         $    39        $  (102)
-------------------------------------------------------------------------------------------------------------------

Earnings (Loss) Per Common Share                      $  0.56        $  0.65         $  0.42        $ (1.09)
-------------------------------------------------------------------------------------------------------------------


Second quarter 1998 results included an after-tax charge of $12 million on the sale of certain Appalachian and Midwest coal properties and an after-tax charge of $26 million primarily for settlements of long-standing legal actions mostly associated with the oil and gas properties acquired in the Amax merger and subsequently sold in 1994.

Third quarter 1998 results included after-tax gains of $13 million from the sale of hedge positions by Kinross, $10 million on the sale of an Oakbridge coal mine, $3 million on the sale of real estate, and $5 million from coal legal settlements.

Fourth quarter 1998 results included an after-tax gain of $110 million from the sale of the Lithium business, an after-tax charge of $94 million primarily for environmental remediation liabilities at the Pinal Creek project and copper/molybdenum write-downs, and a $50 million after-tax charge for Cyprus Amax's share of the Kinross Gold write-down of certain gold properties.

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

Third quarter 1997 results included a net after-tax gain of $8 million from the sale of a 15 percent interest in Cyprus Plateau, a favorable tax adjustment, a favorable settlement of a royalty issue, and the write-down of the Maple Meadow mine.

Fourth quarter 1997 results included favorable tax adjustments of $14 million, a $13 million write-down of Cyprus Amax's equity investment in Oakbridge, and net after-tax charges of $79 million associated with the Coal segment for mine closures, reclamation adjustments, and write-downs due to impairment of assets in accordance with SFAS No. 121.

                 CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                      SUPPLEMENTAL FINANCIAL INFORMATION (CONTINUED)

MINERAL RESERVES AND SELECTED OPERATING STATISTICS (UNAUDITED)


The following table presents reserve information of Cyprus Amax as of December 31, 1994 through 1998, and selected operating statistics for the years then ended. Proved reserves represent those reserves that, under presently anticipated conditions, will be commercially recoverable from known mineral deposits with a high degree of certainty. Proved and probable reserves include reserves that are less well defined than proved reserves, but that have been indicated to exist on the basis of geological and engineering data. Reserve estimates were prepared by Cyprus Amax's engineers. Reserves of entities proportionately consolidated are shown at Cyprus Amax's ownership percentage.

                                                         1998            1997          1996            1995        1994
                                                       --------        --------      --------        --------    --------
COPPER/MOLYBDENUM
Proved and Probable Ore Reserves
  Copper - United States (million tons)                   2,066           2,020          2,200          2,317       2,423
    Average Grade (percent)                                 .32             .34            .33            .34         .35
  Copper - South America (million tons)                   1,196           1,235/(5)/     1,096          1,097       1,101
    Average Grade (percent)                                 .57             .57            .60            .61         .61
  Molybdenum (million tons)                                 336             343            351/(7)/       313         322
    Average Grade (percent)                                .223            .223           .223           .232        .232
Saleable Product (billion pounds)
  Copper                                                   21.2            21.8           21.6           22.6        23.8
  Molybdenum                                                2.1             2.1            2.1            2.1         2.1
Production (million pounds)
  Copper                                                    967           1,018            768            687         648
  Molybdenum                                                 61              63             56             75          57
Average Realized Price (per pound)
  Copper                                              $    0.83       $    1.04      $    1.04      $    1.33   $    1.09
  Molybdenum                                          $    4.95       $    5.50      $    5.25      $    7.53   $    3.77
                                                      ---------       ---------      ---------      ---------   ---------

COAL
Proved and Probable Reserves
  (million tons)                                          2,057/(1)/      2,232          2,390          2,396       2,538
Production (million tons)                                    71              83             76             75          75
Average Realized Price (per ton)                      $   12.43       $   14.53      $   15.69      $   16.25   $   16.12
                                                      ---------       ---------      ---------      ---------   ---------

LITHIUM
Proved Ore Reserves
  Lithium (thousand tons)                                     -/(2)/        379            384            389         393
Production
  Lithium Carbonate Equivalents (million pounds)             32              40             45             38          32
                                                      ---------       ---------      ---------      ---------   ---------

GOLD
Amax Gold (100% in 1998, 1997, 1996, and 1995;
 and Cyprus Amax share in 1994)
  Proved and Probable Reserves
    (million contained ounces)                                -/(3)/        7.1/(6)/       6.4            7.0         3.0
  Production (thousand ounces)                              336             730            268            238           -
  Average Realized Price (per ounce)                  $     326       $     360      $     412      $     406   $       -
Kubaka (Cyprus Amax Share)
  Proved and Probable Reserves
    (million contained ounces)                                -               -/(6)/       1.3            1.2         1.0
                                                      ---------       ---------      ---------      ---------   ---------

                CYPRUS AMAX MINERALS COMPANY AND SUBSIDIARIES
                SUPPLEMENTAL FINANCIAL INFORMATION (CONTINUED)


                                                         1998          1997        1996        1995        1994
                                                       --------      --------    --------    --------    --------
Equity Companies/(4)/
Proved and Probable Reserves
  Coal (million tons)
    Oakbridge (100%)                                      291.2       322.3       341.4       372.3       423.8
    Cyprus Amax Share (48%)                               139.7       133.1       141.0       158.7       170.8
  Gold (million contained ounces)
    Kinross Gold (100%)                                     7.5/(3)/      -           -           -           -
    Cyprus Amax Share (30%)                                 2.3/(3)/      -           -           -           -

/(1)/ Coal reserves decreased due to 71 million tons of production, sale of approximately 495 million tons of reserves for the properties sold to AEI, and the addition of 300 million tons in Pennsylvania, 60 million tons in Colorado, and 20 million tons in Utah.

/(2)/  The Lithium business was sold in October 1998.

/(3)/ Amax Gold merged with Kinross Gold Corporation in June 1998. Cyprus Amax's share of Kinross reserves is reflected in Equity Companies.

/(4)/ Reserves for Equity Companies are shown at 100 percent for the operation or company. Cyprus Amax has a beneficial ownership equivalent to its percentage ownership in the venture that is shown on a separate line.

/(5)/ South America copper reserves increased due to additional reserves at El Abra.

/(6)/ The Kubaka mine was sold to Amax Gold in the second quarter of 1997. Prior to 1997, the Kubaka reserves were shown separately, but in 1997 they are included in Amax Gold's reserves, which accounts for that increase.

/(7)/ Molybdenum reserves increased due to lower expected costs resulting from the Henderson 2000 project.

STOCK MARKET INFORMATION

Cyprus Amax Common Stock is traded on the New York Stock Exchange (NYSE) under the symbol "CYM." The ranges of actual trade prices by quarters for the Common Stock, as reported by the NYSE, are set forth below.

ACTUAL TRADE PRICES

                                          Common Stock
                              ---------------------------------------------
                                   1998                      1997
                              ---------------------------------------------
          Period
                                High        Low          High        Low
                              ---------------------------------------------
          1st Quarter         $17 7/8     $14          $24 7/8     $21 1/4

          2nd Quarter         $17 7/8     $13          $26 3/8     $21 5/8

          3rd Quarter         $13 13/16   $ 9 3/16     $26 13/16   $22 3/8

          4th Quarter         $14 3/8     $ 9          $25         $14 7/16

In addition to its Common Stock, Cyprus Amax has 4,664,302 shares of $4.00 Series A Convertible Preferred Stock outstanding as of February 22, 1999. These shares are held by three registered shareholders. Each share of Series A Convertible Preferred Stock carries the right to receive a dividend of $4.00 per year. Dividends are paid out of funds legally available when and if declared by the Board of Directors.

During 1998 and 1997, Cyprus Amax declared cash dividends amounting to $0.80 and $4.00 per share on its Common Stock and Series A Convertible Preferred Stock, respectively. On February 11, 1999, the Board of Directors of Cyprus Amax declared dividends of $0.05 per share of the Common Stock for shareholders of record on April 9, 1999, and a regular quarterly dividend of $1.00 per share of Series A Convertible Preferred Stock for shareholders of record on February 22, 1999. On February 11, 1999, the Board of Directors announced a reduction in dividends to $0.05 per common share per quarter effective in the second quarter of 1999. The Board's decision was a direct reflection of the continued weakness in copper prices.

The closing trade price per share of the Common Stock on February 22, 1999, as reported by the NYSE was $10 15/16. As of February 22, 1999, the number of registered shareholders of Cyprus Amax Common Stock was approximately 37,017.